

The Low Power Programmable Leader

2026 Proxy Statement
2025 Annual Report and Form 10-K

GREAT INNOVATION

COMMITTED TO PROVIDING THE BEST FPGA PLATFORM



LATTICE Automate
LATTICE mVision
LATTICE Drive
LATTICE sensAI
LATTICE Sentry
LATTICE ORAN
Solution Demos
Reference Design
IP Cores
Software Tools
Silicon
Secure Boot
Firmware CPU Connect
Filter, Monitor, Switch
Radiant
MachXO
HMI, Multi-object Detection
Classify, Detect
CNN Accelerator
Diamond, Propel
Nexus
ISP, PCIe, Sensor Fusion
Motor Control, Image Processing
EtherConnect, MIPI, DisplayPort
Studio Neural Network
Avant

SMALL AND MID-RANGE FPGA LEADERSHIP



LATTICE MachXO4
LATTICE MachXO5-NX
LATTICE MachXO5-NX TDQ
LATTICE Certus-NX
LATTICE CertusPro-NX
LATTICE Certus-N2
LATTICE CrossLink-NX
LATTICE Avant-E
LATTICE Avant-G
LATTICE Avant-X

SMALL FPGAs **MID-RANGE FPGAs**

2024: 91 existing devices ▸ 2025: 54 new devices ▸ 2026: Many more coming
Improved Lattice Radiant® tool support, IP, solutions, and enablement

EASY-TO-USE SOFTWARE









LATTICE RADIANT DESIGN SOFTWARE
LATTICE PROPEL
LATTICE DIAMOND DESIGN SOFTWARE
Glance by MIRAMETRIX

APPLICATION-SPECIFIC SOLUTION STACKS













LATTICE Automate
LATTICE Drive
LATTICE ORAN
LATTICE mVision
LATTICE sensAI
LATTICE Sentry

GREAT RELATIONSHIPS

INNOVATION LEADERSHIP FROM EDGE TO CLOUD

DATACENTER	COMMUNICATIONS	INDUSTRIAL	AUTOMOTIVE	AEROSPACE & DEFENSE
aws, DELL Technologies, Google, H3C, Hewlett Packard Enterprise, Lenovo, Meta, Microsoft, NetApp, SUPERMICRO	Adtran, ARISTA, ciena, CISCO, ERICSSON, FUJITSU, JUNIPER NETWORKS, NEC, NOKIA, SAMSUNG	ABB, EMERSON, GE, Honeywell, OMRON, Panasonic, Rockwell Automation, Schneider Electric, SIEMENS	BMW, BYD, Ford, gm, LUCID, Maserati, Mercedes-Benz, TESLA	AIRBUS, BAE SYSTEMS, BOEING, GE Aerospace, Honeywell, LOCKHEED MARTIN, NORTHROP GRUMMAN, ROLLS ROYCE, RTX, THALES
Top 10 Server & Storage Providers	10 Leading Comms OEMs	Top 10 Factory Automation Leaders	10 Leading Auto OEMs	Top 10 A&D Providers



LATTICE FPGAs EXCEL AS PRIMARY OR COMPANION CHIPS

PRIMARY FUNCTIONS

Motion Control
Signal Processor
Image Processing
Real Time Networking
Far Edge AI



LATTICE
SEMICONDUCTOR

COMPANION FUNCTIONS

Bridging
I/O Expansion
Sensor Fusion
Aggregation
Root of Trust
Board Management

LATTICE = EVERYWHERE COMPANION CHIPS FOR DATACENTER AND PHYSICAL AI



DATACENTER AI
PHYSICAL AI
GPU, AI Accelerator
CPU: X86, ARM
Networking: Switch, NIC
Board Management Controller
GPU
Microprocessor/ Microcontroller
Vision Sensor: Image, Lidar, Radar, Infrared
Industrial Sensor: Audio, Pressure, RF
Motor Control, Encoder
Analog and Power Management

GREAT EXECUTION

FY 2025 EARNINGS OVERVIEW & RECENT HIGHLIGHTS

REVENUE
$523.3M
2.7% Growth YoY

GROSS MARGIN
69.3%

ADJUSTED EBITDA
35.0%

Non-GAAP based on earnings reported Feb. 10, 2026. *Adjusted Non-GAAP.

END MARKET OVERVIEW
FY'25 REVENUE BY SEGMENT (%)



INDUSTRIAL & AUTOMOTIVE — 37%
CONSUMER — 7%
COMMS & COMPUTING — 56%

Comms & Computing grew ~30% to record revenue in 2025

STRONG PARTNERSHIPS



Q4 2025 FINANCIAL RESULTS



REVENUE — 24.2% Revenue Growth Q4 YoY

GROSS MARGIN (%) — Gross Margin Increased 730 BPS Q4 YoY

OPERATING PROFIT ($M) — 122% Operating Profit Growth Q4 YoY

EARNINGS PER SHARE ($) — 116% EPS Growth Q4 YoY

*Non-GAAP based on earnings reported Feb. 10, 2026; Q4'24 shown with and without a one-time $7M COGS expense.
Q126 reflects mid-point guidance provided Feb. 10, 2026.



LATTICE FPGAs
EVERYWHERE

Dear Stockholders:

As I write this letter to you, Anthropic Claude Code, along with the Opus 4.5 model, has accelerated a new agentic paradigm for software development. This is a business inflection point equivalent to the GPT-4 consumer moment for chat. Other agentic coding tools are upgrading their capabilities, including OpenAI Codex, Google Gemini, Cursor, and GitHub Copilot. All these factors have created exceptional growth in token usage, and related demand for both AI and traditional compute, and associated networking, memory, and storage infrastructure. We anticipate that this could drive even higher demand for Lattice FPGAs in datacenters, in support of our revenue and EPS objectives. Our AI positioning was made possible by the hard work of the entire Lattice team over many years, and the transformation we started when I joined the company 18 months ago.

2025: Saying What We Do, and Doing What We Say

On my first quarterly call, in November 2024, we told you what we were going to do. And in 2025, we executed and delivered on those commitments. We stabilized revenue and normalized channel inventory. We restructured our organization, and focused our silicon, software tools, CAD, and IT infrastructure investments on innovation, quality, time-to-market, and time-to-revenue. We focused our IP and solutions on datacenter AI and physical AI. We got closer to our leading customers, and secured critical design wins across every segment. We see our customers increasingly standardizing on our platforms, driving higher FPGA attach rates and average selling prices. This set the stage for recovery in 2025, led by extraordinary growth in the datacenter. And we are confident that this will

drive strong revenue growth in 2026 and beyond. As we highlighted on our quarterly earnings calls, we expect that 2026 will be the year of datacenter AI and our small FPGA platform: Lattice Nexus™, with 2027 the year of physical AI and our mid-range FPGA platform: Lattice Avant™. I am also confident that this combination of sustained growth, diversification across markets and applications, and strong gross and operating margins can create strong long-term returns for our stockholders.

Leading Where It Matters Most: Our Core Markets

Datacenter AI: The Current Cycle Grower

Communications and Computing, the core of AI infrastructure, have emerged as a powerful growth engine. Our server revenue increased approximately 85% in 2025, while wired communications grew 60%, driven by the rapid expansion of AI infrastructure in hyperscale datacenters.

This demand reflects the essential role our low power FPGAs play in enabling secure, reliable, and efficient AI systems. As datacenters scale to support increasingly complex workloads, our solutions are becoming indispensable components of modern AI architectures. The result was record performance for our Communications & Computing segment in 2025 and, more importantly, expanding strategic relevance with the world's leading datacenter AI companies and institutions.

Industrial & Automotive: Positioned for the Next Growth Cycle

The Industrial and Automotive markets moved through an anticipated period of inventory correction



in 2025. By year end, these inventories had normalized and created the conditions for renewed growth.

We expect these markets to return to growth in 2026, with accelerating momentum into 2027, as recently secured design wins move into production. These wins strengthen our visibility into future revenue streams and reinforce our optimism in the strength and durability of our growth outlook.

Investing in Rapidly Growing Applications

Physical AI: A Transformational Opportunity

One of the most profound technology shifts ahead is the emergence of physical AI, where intelligence moves beyond centralized datacenters into machines, vehicles, robots, and infrastructure.

This shift requires real-time control, deterministic performance, and seamless integration between sensors, processors, and actuators. Lattice's low power FPGAs are uniquely suited to enable this transition.

They serve as the connectivity and control layer that synchronizes complex systems with unmatched efficiency and reliability. Our technology is enabling the next generation of intelligent physical systems, from humanoid robotics to autonomous machines to industrial automation.



We are already seeing strong design momentum and expanding partnerships in this exciting, rapidly evolving space.

Security by Design Across All Our Markets

Lattice's compact, low power FPGAs are architected with security at their core, enabling customers to protect data, intellectual property, and system integrity all the way from device boot through

lifecycle management. By integrating advanced cryptographic capabilities and supporting evolving post quantum standards, our solutions help customers design systems that are not only secure today, but resilient for years to come. This forward looking approach reinforces trust in increasingly intelligent, connected systems across the Communications, Computing, Industrial, Automotive, and Consumer markets, and positions Lattice as a long term partner for customers navigating a rapidly changing threat landscape.

In 2025, we further strengthened our leadership in secure FPGAs, specifically those focused on post quantum cryptography, an emerging security imperative as next generation systems prepare for future computational threats. As advances in computing accelerate, including the eventual impact of quantum technologies, traditional security approaches are no longer sufficient. Security is no longer optional – it is foundational and essential.

Becoming the Everywhere Companion Chip for the AI Era

The rise of artificial intelligence is reshaping the entire technology landscape and reinforcing the strategic importance of Lattice's technology and solutions.

Our low power FPGAs have become what we describe as companion chips for AI systems. They pair with other powerful processors like GPUs, custom AI accelerators, CPUs, and MPUs to make them more efficient by offloading critical functions such as system boot, power sequencing, security, sensor integration, and board management. These roles are essential across the full spectrum of AI deployments, from hyperscale datacenters to industrial automation and robotics.

This unique companion chip approach positions Lattice at the center of the AI ecosystem. We participate broadly across AI deployments without relying on any single compute platform or vendor. It is a model that provides both resilience and scale.

Evolving Our Culture

In their book "Built to Last," Jim Collins and Jerry Porras outlined the elements of successful cultures that separated long-lasting, exceptional companies from the pack. Lattice has a 40+ year history of innovation in the CPLD and FPGA spaces. Building upon this culture and evolving it will be key to our



success. When I joined Lattice as President and CEO, we pushed for evolving the culture across several vectors:

- **Clarity of Vision and Mission:** We refocused Lattice on the small and mid-range FPGA segments. We focused on datacenter and physical AI. We deepened our engagements with our key customers. We forged partnerships with key silicon companies to position Lattice as complementary companion chips to their offerings.



- **Transparency:** We had to rapidly build trust with our team. I strongly believe that trust grows faster with direct transparency. This requires having extreme clarity in the vision, mission, goals, and making business information widely available. Transparent, candid discussions, now the norm, have been invaluable in accelerating trust and allowed us to move faster as a unified team.

- **Accountability:** Another important factor was to move decision making down the organization to the individual contributors. This empowerment goes hand-in-hand with accountability, the second pillar of our culture.

- **Execution:** We wanted to take our execution to a different level. We focused our investments across the entire organization towards making this a very important pillar.

- **Reliability:** Being a reliable partner to all our stakeholders was paramount to our success, including employees, customers, partners, suppliers, stockholders, and our board of directors.

- **Growth:** Finally, our focus on growth at all levels is central to taking Lattice to the next level. Growth of our relationships with customers, growth of our product and solutions portfolio to serve them better, focus on fast growing markets and applications, and employee growth and career development. All this results in our revenue growing faster than market, and our commitment to grow EPS faster than revenue. I have been

associated with growth of the networking space, cloud market, and optical industry before joining Lattice. At Lattice, we firmly believe growth will differentiate us as a companion chip in the AI revolution.

Our evolved culture builds upon the value of the past to enable our long-term growth. As we look to the bright future ahead, good is not good enough. We must strive for greatness in all we do. This mindset, combined with the values explained above, creates our new GREAT culture: Growth, Reliability, Execution, Accountability, and Transparency.

As a vital complement of our evolved values, we define greatness at Lattice as being organized around four pillars – Great Innovation, Great Relationships, Great Execution, and Great People. These pillars guide our decisions, focus our investments, and ensure we are building Lattice for resilience, scale, and long-term stockholder returns. The progress we made in 2025 – and our outlook for 2026–2027 – reflect the strength of this framework. You will find graphics in the inside cover that illustrate these pillars further.

Creating Unprecedented Customer Momentum

Design win momentum reached record levels across all segments in 2025. Our teams secured critical wins across datacenter AI, industrial automation, automotive systems, and emerging physical AI applications.

This growth is reflected in our new product revenue, which increased approximately 70% in 2025, driven by accelerating adoption of our Lattice Avant and Lattice Nexus platforms. These platforms represent the future of Lattice: higher performance, greater integration, and deeper differentiation.

Engagements with customers worldwide reinforced confidence in both our roadmap and our long-term strategic direction. Leading hyperscalers, server and communication OEMs, and industrial innovators are increasingly integrating our solutions into next-generation architectures. This customer momentum reflects trust in our technology, execution, and vision.



Looking Ahead: Entering 2026 From a Position of Strength

We begin 2026 with clear momentum, strong visibility, and high confidence.

Our published first quarter guidance calls for revenue of approximately $165 million, representing more than 37% year-over-year growth, with non-GAAP diluted earnings per share expected to grow nearly 65%, which underscores our operating leverage and accelerating demand.

- 2026 will be driven by continued strength in datacenter markets and an expected inflection point for our Nexus platform.

- 2027 will benefit from Industrial and Automotive recovery, with our Avant platform expected to contribute meaningful growth.

At the same time, broader industry trends are strongly aligned with our trajectory. The semiconductor market is projected to exceed $1 trillion, with AI revenue growing rapidly.

Our market diversification provides multiple independent growth vectors. We are not dependent on a single opportunity. We are positioned across many.

Closing Thoughts: A Stronger Company, A Larger Opportunity

2025 was a year of disciplined execution and strategic progress. We strengthened every dimension of the company – products, software, customer relationships, and operational foundation.

We entered 2026 with confidence grounded in fundamentals: a strong backlog, expanding datacenter demand, anticipated industrial recovery, accelerating new product ramps, and growing adoption of our FPGAs as companion chips everywhere.

In 2026, our motto at Lattice is "Go Big, Be Great." This is more than a slogan; it's a reflection of our ambition and commitment. "Go Big" refers to the fact that we are making investments across silicon, software tools, IP, solutions, systems, operations, and infrastructure to support growth at scale, and to extend our leadership in small and mid-range FPGAs. "Be Great" refers to our evolved culture, our

goal to be #1 in the markets we serve, and our focus on customer success.

The AI era is still in its early innings of what is expected to be a generational technology shift that impacts every industry and nearly every aspect of daily life. As intelligence moves into every system and every environment, the need for efficient, secure, and adaptable control solutions increases. Lattice is well positioned to lead in this new era.

Thank you for your continued trust and confidence. The momentum is real. And the opportunity ahead is extraordinary.



Sincerely,

Ford Tamer

Ford Tamer
President and
Chief Executive Officer,
Lattice Semiconductor

Forward-Looking Statements Notice:

Certain statements in the documents provided herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve estimates, assumptions, risks and uncertainties. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are neither historical facts nor assurances of future performance and may be forward-looking. Such forward-looking statements include, but are not limited to, statements relating to our strategy, growth potential, market opportunities, expected secular trends, anticipated demand for our products, product roadmap, design wins and their potential future revenue impact, emerging applications such as artificial intelligence, physical AI, robotics, industrial automation, and data center infrastructure, anticipated growth in our end markets, expectations regarding revenue, non-GAAP earnings per share, operating leverage, long-term financial model, product platform adoption, customer engagement, our ability to create long-term shareholder value, and other statements related to our financial outlook. Other forward-looking statements may be indicated by words such as "will," "could," "should," "would," "may," "expect," "plan," "project," "anticipate," "intend," "forecast," "future," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

Estimates of future revenue and other financial and operational outcomes are inherently uncertain due to factors such as global economic conditions which may affect customer demand, the cyclical nature of the semiconductor industry, pricing and inflationary pressures, competitive actions, tariff impacts, international trade disputes and sanctions, war, the potential impact of global pandemics, and other significant risks and uncertainties that are beyond our ability to predict or control. Actual gross margin percentage, operating expenses, revenue growth, and earnings per share may differ from expectations based on factors including changes in product pricing or mix, manufacturing yields, wafer, assembly, and test costs, market demand, customer adoption of our products, timing of design win conversion into production, and stock-based compensation expense. Actual income tax rate and actual net income on a per share basis may differ from our expectations. Actual results may differ materially from our expectations and are subject to risks and uncertainties that relate more broadly to our overall business, including those described in our filings with the Securities and Exchange Commission, including Lattice's most recent Annual Report on Form 10-K, especially those under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and which are posted on the Lattice website.

Lattice believes these and other risks and uncertainties could cause actual results to differ materially from the forward-looking statements. New risk factors emerge from time to time and it is not possible for the Company to predict all risk factors. You should not rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. Lattice does not intend to and undertakes no obligation to update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

(Intentionally Left Blank)



March 18, 2026

To Our Stockholders:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders and any adjournments, postponements, or other delays thereof (the "Annual Meeting") of Lattice Semiconductor Corporation. For your convenience, we are holding this year's Annual Meeting virtually.

If you plan to participate in the Annual Meeting, please see the instructions in the accompanying proxy statement (the "Proxy Statement"). Stockholders will be able to listen, vote and submit questions (subject to the question guidelines) from any remote location that has Internet connectivity. There will be no physical location for stockholders to attend the Annual Meeting. Stockholders may participate in the Annual Meeting only by logging in at www.virtualshareholdermeeting.com/LSCC2026.

The attached Notice of Annual Meeting of Stockholders (the "Notice") and Proxy Statement describe the matters to be acted upon at the Annual Meeting. Included with the Proxy Statement is a copy of our Annual Report on Form 10-K for the fiscal year ended January 3, 2026 (the "Annual Report"). We encourage you to read the Annual Report. It includes our audited financial statements and information about our operations, markets, and products.

It is important that your shares be represented and voted at the Annual Meeting whether or not you plan to attend. Therefore, we urge you to vote your shares as soon as possible as directed in the proxy materials you receive. A copy of the Proxy Statement and the Annual Report are available online at www.proxyvote.com. Please vote in advance of the Annual Meeting by telephone, online or by signing, dating and returning a proxy card to ensure your representation at the Annual Meeting. Voting in advance of the Annual meeting does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

Sincerely,

Ford Tamer

Ford Tamer
Chief Executive Officer

Whether or not you plan to attend the Annual Meeting, please vote your shares as soon as possible. You can vote your shares by telephone, online or by signing and dating a proxy card and returning it to the address provided on such proxy card. If you receive more than one proxy card because you own shares that are registered separately, then please vote all of the shares shown on all of your proxy cards following instructions listed on each of the individual proxy cards. Thank you.

Notice of Annual Meeting of Stockholders

May 1, 2026
1:00 p.m. Pacific Time

To Our Stockholders:

You may participate in the 2026 Annual Meeting of Stockholders and any adjournments, postponements, or other delays thereof (the "Annual Meeting") of Lattice Semiconductor Corporation by logging in at **www.virtualshareholdermeeting.com/LSCC2026**. We are holding the Annual Meeting virtually.

If you plan to participate in the Annual Meeting, please see the instructions in the accompanying proxy statement (the "Proxy Statement"). Stockholders will be able to listen, vote, and submit questions (subject to the question guidelines, which are summarized in the section of the Proxy Statement titled "General Information About the Meeting – How Can I Participate in the Virtual Annual Meeting?") from any remote location that has Internet connectivity. There will be no physical location for stockholders to attend the Annual Meeting.

MATTERS TO BE VOTED ON:

1. **To elect the eight directors named in the accompanying Proxy Statement;**

2. **To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027;**

3. **To approve on a non-binding, advisory basis, the compensation of our Named Executive Officers (as defined below in the section of the Proxy Statement titled "Compensation Discussion and Analysis"); and**

4. **To transact such other business as may properly be brought before the Annual Meeting.**

The foregoing items of business are described in the Proxy Statement accompanying this Notice of Annual Meeting of Stockholders.

Only stockholders of record at the close of business on March 2, 2026, are entitled to notice of and to vote at the Annual Meeting. All stockholders are cordially invited to attend and participate in our Annual Meeting. **Whether or not you plan to attend the Annual Meeting, to assure your representation at the Annual Meeting, please vote as soon as possible.** We are making our proxy materials available to our stockholders over the Internet, and you may vote at the Annual Meeting by mail, by telephone or online. For specific voting instructions, please refer to the information provided in the Proxy Statement. A copy of the Proxy Statement and the Annual Report on Form 10-K for the fiscal year ending January 3, 2026 (the "Annual Report") are available online at www.proxyvote.com. For specific instructions on how to vote your shares, please refer to the instructions in the proxy materials you receive in the mail and refer to the section of the Proxy Statement titled "How to Vote."

Hillsboro, Oregon
March 18, 2026

By Order of the Board of Directors,

Tracy Feanny
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 1, 2026
The Proxy Statement and Annual Report to stockholders are available at www.proxyvote.com.
YOUR VOTE IS IMPORTANT

TABLE OF CONTENTS

(Intentionally Left Blank)

GENERAL INFORMATION ABOUT THE MEETING

General

Our board of directors (the "Board" or the "Board of Directors") is soliciting proxies to be used at the 2026 Annual Meeting of Stockholders and any adjournments, postponements or other delays thereof (the "Annual Meeting") of Lattice Semiconductor Corporation (the "Company"), to be held at **www.virtualshareholdermeeting.com/LSCC2026**, on Friday, May 1, 2026, at 1:00 p.m. Pacific Time. On or about March 18, 2026, we commenced mailing to our stockholders entitled to vote at the Annual Meeting a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement (the "Proxy Statement") and our 2025 Annual Report on Form 10-K for the fiscal year ended January 3, 2026 (referred to herein as "fiscal 2025" or the "last completed fiscal year") (the "Annual Report") via the Internet and vote online. The Notice also provides instructions on how you can request a paper copy of these documents, if you desire, and how you can enroll in e-delivery to receive future annual meeting materials electronically.

We are holding our Annual Meeting virtually.

Purpose of the Annual Meeting

The purpose of the Annual Meeting is:

1. **To elect the eight directors named in the accompanying Proxy Statement.**
2. **To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027.**
3. **To approve on a non-binding, advisory basis, our Named Executive Officers' compensation.**
4. **To transact such other business as may properly be brought before the Annual Meeting.**

The Board of Directors recommends that stockholders vote "FOR" the election of the following nominees as directors:

- Douglas Bettinger
- Que Thanh Dallara
- John Forsyth
- Mark Jensen
- James Lederer
- D. Jeffrey Richardson
- Elizabeth Schwarting
- Ford Tamer

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027.

The Board of Directors recommends that stockholders vote "FOR" the approval, on an advisory basis, of the compensation of the Named Executive Officers.

Internet Availability of Proxy Materials

We are providing access to our proxy materials over the Internet. Accordingly, we are sending the Notice to our stockholders of record as of March 2, 2026 (the "Record Date"). All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Choosing to receive your future proxy materials by email will decrease the environmental footprint of delivering the proxy materials and save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Our proxy materials include this Proxy Statement and the Annual Report. If you requested a printed version of our proxy materials, these materials also include a proxy card for the Annual Meeting.

Who Can Vote

You are entitled to vote at the Annual Meeting if you held shares as of the Record Date. As of the Record Date, there were 136,869,427 shares of common stock outstanding. Each stockholder has one vote for each share of common stock owned as of the Record Date. The common stock does not have cumulative voting rights.

How to Vote

Stockholders may vote their shares online at the Annual Meeting, by mail, by telephone or online before the Annual Meeting. Stockholders who hold their shares through a bank, broker or other nominee should vote their shares in the manner prescribed by the bank, broker, or other nominee.

- **Voting Through the Internet—Before the Annual Meeting:** If you are a stockholder of record, go to www.proxyvote.com. Please have your proxy card in hand when you visit the website. If your shares are held in street name, you will need to obtain a legal proxy from your broker, bank or other nominee in order to vote at the Annual Meeting.

- **Voting Through the Internet—During the Annual Meeting:** If you are a stockholder of record, you may vote live at the Annual Meeting through the virtual meeting platform by logging into www.virtualshareholdermeeting.com/LSCC2026. If your shares are held in street name, you will need to obtain a legal proxy from your broker, bank or other nominee in order to vote at the Annual Meeting.

- **Voting by Telephone:** To vote by telephone, please follow the instructions included in your proxy materials. If you vote by telephone, you do not need to sign and mail a proxy card.

- **Voting by Mail:** By signing the proxy card and returning it to the address provided on the proxy card, you are authorizing the individuals named on the proxy card to vote your shares at the Annual Meeting in the manner that you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Annual Meeting so that your shares will be voted if you are unable to attend the Annual Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards that you receive in the mail to ensure that all of your shares are voted. If you vote by telephone or online, you do not need to sign and mail a proxy card.

- **Voting Through Your Broker:** If your shares are held through a broker, bank, or other nominee (commonly referred to as held in "street name"), you will receive instructions from them that you must follow to have your shares voted.

If you deliver a proxy card by mail or vote by telephone or online, the proxy holders will vote your shares in accordance with the instructions that you provide. If you do not specify how to vote your shares, the proxy holders will vote them (i) "FOR" each of the nominees for director named herein, (ii) "FOR" the ratification of appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027, (iii) "FOR" approval of, as an advisory vote, the compensation for the Named Executive Officers, and (iv) in accordance with the recommendations of our Board of Directors, or, if no recommendation is given, in the discretion of the proxy holders, on any other business at the Annual Meeting.

How Are Votes Counted

We will appoint a third-party tabulator and inspector of election at the Annual Meeting. The tabulator and inspector of election will collect all proxies and ballots and tabulate the results.

Revoking Your Proxy

You may revoke your proxy at any time before the Annual Meeting by:

- sending a written notice of revocation to the Secretary of Lattice Semiconductor Corporation, at our principal executive offices, located at 5555 NE Moore Court, Hillsboro, Oregon 97124, that is received before the deadline stated in your proxy materials;

- entering a new vote by telephone, online or by submitting a properly signed proxy card with a later date that is received before the deadline stated in your proxy materials; or

- voting online at the Annual Meeting.

Vote Required for the Proposals

The votes required to approve the proposals to be considered at the Annual Meeting are as follows:

Proposal 1 — *Election of Directors.* A nominee shall be elected to the Board of Directors if the votes cast "FOR" such nominee's election exceed the votes cast "AGAINST" such nominee's election. You may vote "FOR," "AGAINST," or "ABSTAIN," on the proposal to elect nominees to the Board of Directors.

Pursuant to our Corporate Governance Policies, in connection with being nominated by the Board of Directors, each nominee for director has tendered an executed irrevocable conditional resignation. If any director fails to receive the requisite vote for the election of directors, then the Nominating and Governance Committee of the Board of Directors (the "Nominating and Governance Committee") shall consider the conditional resignation submitted by such director. The Nominating and Governance Committee shall recommend to the Board the action to be taken with respect to such conditional resignation, including acceptance or rejection. Within 90 days following certification of the stockholder vote, the Board of Directors will act with respect to such conditional resignation.

Proposal 2 *— Ratification of the appointment of our independent registered public accounting firm.* Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027, requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. You may vote "FOR," "AGAINST," or "ABSTAIN," on the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027.

Proposal 3 *— Advisory Vote to Approve Named Executive Officers' Compensation.* Approval of the non-binding, advisory vote on the compensation of the Named Executive Officers requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. The Board of Directors will consider the outcome of the vote when making future decisions regarding the compensation of the Company's named executive officers. You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to approve the compensation of the Named Executive Officers.

Quorum; Abstentions; and Broker Non-Votes

The holders of a majority of the voting power of the capital stock issued and outstanding on the Record Date and entitled to vote at the Annual Meeting, present online at the Annual Meeting or represented at the Annual Meeting by proxy, will constitute a quorum. A quorum must be present in order to hold the Annual Meeting and to conduct business. Your shares are counted as being present if you vote online at or before the Annual Meeting, by telephone, or by submitting a properly executed proxy card.

Abstentions are counted as shares present at the Annual Meeting for purposes of determining whether a quorum exists. Abstentions have no effect on Proposal 1, the election of directors. Because abstentions will be included in tabulations of shares entitled to vote on the subject matter for purposes of determining whether the other proposals have been approved, abstentions have the same effect as negative votes on Proposal 2, the ratification of the appointment of our independent registered public accounting firm, and on Proposal 3, the approval of the Named Executive Officers' compensation.

If your broker holds your shares in its name (also known as "street name"), your broker is not permitted to vote your shares if it does not receive voting instructions from you on any matters that are not "routine" matters. Proposal 2, the ratification of the appointment of our independent registered public accounting firm is the only routine matter being presented at the Annual Meeting. Shares that are not permitted to be voted by your broker are called "broker non-votes." Under the Delaware General Corporation Law, broker non-votes count as being present for purposes of determining whether a quorum of shares is present at a meeting but are not counted for purposes of determining the number of votes cast for or against a proposal. Broker non-votes will not affect the outcome of any matter being voted at the Annual Meeting, assuming that a quorum is obtained.

How Can I Participate in the Virtual Annual Meeting?

To participate in the Annual Meeting, visit www.virtualshareholdermeeting.com/LSCC2026 and enter your 16-digit control number as indicated. You can find your 16-digit control number on your proxy card or on the instructions that accompanied your proxy materials. You will be able to log into the virtual meeting platform beginning at 12:45 p.m. Pacific Time on May 1, 2026. The Annual Meeting will begin promptly at 1:00 p.m. Pacific Time. We encourage you to log in and ensure you can hear streaming audio prior to the Annual Meeting start time.

The virtual meeting platform is supported across browsers (Microsoft Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong internet connection wherever they intend to participate in the Annual Meeting.

If you wish to submit a question during the Annual Meeting, log into the virtual meeting platform, type your question into the "Ask a Question" field and click "Submit." Questions pertinent to Annual Meeting matters will be answered during the Annual Meeting, subject to time constraints. We reserve the right to edit profanity or other inappropriate language in questions, and questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to Annual Meeting matters and, therefore, will not be answered. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. In the event we are not able to address any questions appropriately related to the business of the Company due to time constraints, we will aim to address them at an upcoming financial results conference call.

If you encounter any difficulties accessing the Annual Meeting during check-in, please call the technical support number that will be posted on the virtual meeting platform's log-in page.

Important Notice Regarding the Availability of Proxy Materials

In accordance with Securities and Exchange Commission ("SEC") rules, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about March 18, 2026, we commenced mailing of the Notice to our stockholders (other than those who had previously requested electronic or paper delivery) containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice sets forth instructions on how to vote over the Internet and also how to request paper copies if that is your preference.

This process is designed to provide stockholders with easy access to our proxy materials, while reducing the printing, distribution, and environmental costs of the proxy process. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice.

Eliminating Duplicative Proxy Materials

To reduce the expense of delivering duplicate voting materials to our stockholders who may hold shares of Company common stock in more than one stock account, we are delivering only one set of our proxy materials to certain stockholders, as of the Record Date, who share an address, unless otherwise requested. A separate proxy card is included in the voting materials (either electronically or by mail, as applicable) for each of these stockholders.

We will promptly deliver, upon written or oral request, a separate copy of the Annual Report or this Proxy Statement to a stockholder at a shared address to which a single copy of the documents was delivered. To obtain an additional copy, you may write us at Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, Attn: Investor Relations, or contact our Investor Relations department by telephone at (408) 626-6120.

Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may contact us at the address or telephone number specified above to request that only a single copy of these materials be delivered to your address in the future. Stockholders sharing a single address may revoke their consent to receive a single copy of our proxy materials in the future at any time by contacting our distribution agent, Broadridge. Upon written or oral request, Broadridge will coordinate the prompt delivery of a separate copy of the proxy materials to any stockholder at a shared address to which a single copy of documents was delivered. If you and another stockholder of record with whom you share an address participate in householding and you wish to receive an individual copy of our Proxy Materials now or discontinue your future participation in householding, please contact Broadridge Financial Solutions, Inc. toll-free at 1-866-540-7095 or by writing to Broadridge Financial Solutions, Inc., Attn: Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing of the Company with the SEC, the sections of this Proxy Statement entitled "Audit Committee Report" and "Compensation Committee Report" shall not be deemed to be so incorporated (to the extent permitted by the rules of the SEC), unless specifically provided otherwise in such filing.

Stockholder List

A list of stockholders entitled to vote at the Annual Meeting will be available for examination by stockholders of record at www.virtualshareholdermeeting.com/LSCC2026 during the Annual Meeting.

FURTHER INFORMATION

We will provide without charge to each stockholder solicited by these proxy solicitation materials a copy of our Annual Report upon request of such stockholder made in writing to Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, Attn: Investor Relations. We will also furnish any exhibit to the Annual Report if specifically requested in writing. You can also access our SEC filings, including our Annual Report, on the SEC website at www.sec.gov.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

At the recommendation of the Nominating and Governance Committee of the Board of Directors, the Company will be nominating eight directors at the Annual Meeting for one-year terms ending in 2027. Your shares will be voted as you specify when providing your proxy. If you do not specify how you want your shares voted when you provide your proxy, we will vote your shares for the election of the nominees listed below. If unforeseen circumstances (such as death or disability) make it necessary for the Board of Directors to substitute another person for the nominee, we will vote your shares for that other person.

The Company's goal is to assemble a Board that operates cohesively and works with management in a constructive way to deliver long-term value to our stockholders. We believe that the nominees set forth below possess valuable experience to guide the Company in the best interests of our stockholders. The director nominees, all of whom are current directors of the Company, consist of individuals with proven records of professional success. They are collegial, independent in their thinking, and committed to the work necessary to be informed about our industry, the Company, and its key stakeholders. Most of our director nominees have broad technology sector experience, including expertise in semiconductor technology, innovation, and strategy. Several members of our Board are current or former chief executive officers, providing the Board with practical understanding of how large organizations operate, and resulting strategy and risk management.

The following briefly describes each of the individuals nominated for election at the Annual Meeting. In addition, a description of the specific experience, qualifications, attributes, and skills that led our Board of Directors to conclude that each of the nominees should serve as a director follows the biographical information of each nominee below. For further information regarding the specific skills and qualities of the director nominees, see the section entitled "*Corporate Governance and Other Matters – Director Qualifications, Skills and Experiences.*" There are no arrangements or understandings between any director or nominee and any other person or entity other than the Company pursuant to which the director or nominee receives compensation, was nominated, or serves as director. There are no family relationships among any of the nominees, our directors, or executive officers. There are no material proceedings to which nominees, directors, executive officers or 5% stockholders are adverse to the Company. There have been no legal proceedings involving the nominees, directors, or executive officers during the last ten years that the Company believes are material to such person's integrity or ability to serve as an officer or director.

Name	Age	Director Since
Douglas Bettinger[3]	58	2022
Que Thanh Dallara[2]	52	2023
John Forsyth[1][2]	52	2023
Mark Jensen[3]	75	2013
James Lederer[2]	65	2018
D. Jeffrey Richardson[1][2]	61	2014
Elizabeth Schwarting[1]	62	2023
Ford Tamer	64	2024

(1) Member of the Nominating and Governance Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

Biographical Information



Douglas Bettinger, 58, has served as a director of the Company since December 2022. Mr. Bettinger is Executive Vice President and Chief Financial Officer at Lam Research Corporation, a manufacturer and provider of wafer fabrication equipment and services to the semiconductor industry. In this role, he oversees Lam's finance, tax, treasury, and investor relations organizations. Prior to joining Lam in 2013, Mr. Bettinger was the Senior Vice President and Chief Financial Officer of Avago Technologies Ltd. (currently Broadcom Inc.) and held a variety of executive finance positions with Xilinx, Inc., 24/7 Customer, and Intel Corp. Mr. Bettinger also sits on the Board of Industry Leaders of SEMI, an industry association focused on the semiconductor industry's design, manufacturing and supply chain. He holds a Bachelor's degree in economics from the University of Wisconsin in Madison, and an MBA degree in finance from the University of Michigan.

Mr. Bettinger brings to the Company more than 30 years of financial and operational experience in the semiconductor industry.



Que Thanh Dallara, 52, has served as a director of the Company since November 2023. Since May 2022, Ms. Dallara has been the Executive Vice President and Operating Unit President of the global Diabetes Operating Unit at Medtronic plc, a global leader in medical technology. Prior to joining Medtronic, from October 2018 to April 2022, Ms. Dallara was the President and Chief Executive Officer of Honeywell Connected Enterprise, Honeywell International, Inc.'s software business. From January 2017 to October 2019, Ms. Dallara was Senior Vice President and Chief Commercial Officer of Honeywell, leading its efforts in strategy, marketing, sales excellence, pricing, product innovation, including enterprise software, data analytics and IoT solutions. Prior to Honeywell, Ms. Dallara held various executive roles at TE Connectivity Ltd., Microsoft Corporation, McKinsey & Company, and Telstra Group Limited. Ms. Dallara earned an MBA from Institut Européen d'Administration des Affaires (INSEAD), a Bachelor of Science in applied mathematics, and a Bachelor of Commerce in finance from The University of New South Wales, Sydney, Australia.

Ms. Dallara brings to the Company over 20 years of general management and enterprise transformation experience in multiple industries globally.



John Forsyth, 52, has served as a director of the Company since November 2023. Since January 2021, Mr. Forsyth has been the Chief Executive Officer, President, and a member of the board of directors at Cirrus Logic, Inc., a leading supplier of low-power, high-precision mixed-signal processing solutions for mobile and consumer applications. Prior to assuming the role of CEO, Mr. Forsyth was instrumental in driving Cirrus Logic's product strategy as President, Chief Strategy Officer from June 2018 to January 2021, and Vice President of Marketing from August 2014 to June 2018. Mr. Forsyth also served as Vice President of Audio Products at Wolfson Microelectronics, which was acquired by Cirrus Logic in 2014. Prior to joining Wolfson in 2012, Mr. Forsyth led product development and strategy in several technology companies, including serving as chief technical officer of the Symbian Foundation and as vice president of strategy at Symbian Software. Mr. Forsyth earned his undergraduate degree from the University of Glasgow.

Mr. Forsyth brings to the Company extensive management experience and knowledge of the semiconductor industry.



Mark Jensen, 75, has served as a director of the Company since June 2013. Mr. Jensen served as an executive of Deloitte & Touche LLP until his retirement in June 2012. He held a variety of positions, including U.S. Managing Partner-Audit and Enterprise Risk Services, Technology Industry and U.S. Managing Partner-Venture Capital Services Group. Prior to joining Deloitte & Touche LLP, Mr. Jensen was the Chief Financial Officer of Redleaf Group. Earlier in his career, Mr. Jensen was an executive at Arthur Andersen LLP and served as the Managing Partner of the firm's Silicon Valley Office and leader of the firm's Global Technology Industry Practice. Mr. Jensen currently serves on the board of Wolfspeed since May 2025. Mr. Jensen served on the boards of directors of Chrome Holding Co. (formerly 23andMe Holding Co.) from October 2024 to December 2025, Exabeam, Inc. from 2022 to 2024, a cybersecurity company offering security analytics, Unwired Planet, Inc. (formerly Openwave Systems Inc.) from 2012 to 2015, Control4 Corporation from 2015 to 2019, and ForeScout Technologies, Inc. from 2013 to 2020.

Mr. Jensen brings to the Company business experience in a number of advanced technology industry segments and substantial financial expertise. Mr. Jensen has experience in executive management derived from his service as an executive officer, as the managing partner of a significant practice of a major accounting firm and service as a member of a public company board of directors.[1]

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[1] In connection with his attainment of age 75, the retirement age specified in the Company's Corporate Governance Guidelines, the Board determined it was in the best interest of the Company and its stockholders to approve a waiver to permit Mr. Jensen to stand for re-election at the 2026 Annual Meeting.



James Lederer, 65, has served as a director of the Company since March 2018. Mr. Lederer is an executive with decades of experience leading a preeminent company in the semiconductor industry. He served as an Executive Vice President and Officer of Qualcomm Technologies, Inc., a leading wireless technology company, including the dual Chief Financial Officer & Chief Operating Officer roles for Qualcomm CDMA Technologies (QCT), its semiconductor division, from 2008 until his retirement in January 2014. Prior to that role, he served as Chief Financial Officer of the company's largest segment and additionally held a variety of senior management positions at Qualcomm, Inc., including Senior Vice President, Finance and Business Operations. Prior to joining Qualcomm in 1997, Mr. Lederer held a number of management positions at Motorola, General Motors and Scott Aviation. Mr. Lederer currently serves on the board of directors of Entegris, Inc. He holds a B.S. degree in Business Administration and an M.B.A. from the State University of New York at Buffalo, where he also serves on the Dean's Advisory Council for the School of Management.

Mr. Lederer brings to the Company broad management experience from the global semiconductor, mobile and wireless technology industries, including corporate finance, strategic planning, corporate development and worldwide operations.



D. Jeffrey Richardson, 61, has served as a director since December 2014 and as our Board chair since May 2018. Mr. Richardson joined LSI Corporation in 2005 and most recently served as Executive Vice President and Chief Operating Officer until the company's acquisition by Avago Technologies in May 2014. He earlier served as executive vice president of various LSI divisions, including the Semiconductor Solutions Group, Networking and Storage Products Group, Custom Solutions Group and Corporate Planning and Strategy. Before joining LSI, Mr. Richardson held various management positions at Intel Corporation, including Vice President and General Manager of Intel's Server Platforms Group, and the company's Enterprise Platforms and Services Division. Mr. Richardson's career also includes serving in technical roles at Altera Corporation, Chips and Technologies, and Amdahl Corporation. Mr. Richardson has served on the board of directors of Ambarella Corporation since March 2014, and Kulicke and Soffa Industries, Inc. since May 2020. Mr. Richardson also served on the board of directors of Volterra Corporation from 2011 to 2013 and Graphcore, Ltd from 2021 to 2024.

Mr. Richardson brings to the Company extensive management experience in the advanced technology company environment, including operations, marketing, engineering and strategic transactions.



Elizabeth Schwarting, 62, has served as a director of the Company since March 2023. From October 2015 to October 2024, Ms. Schwarting was the Principal Member of DBS Ventures, LLC where she served as a consultant and advisor for various audiences relating to the automotive market, including automotive technology (with a special emphasis on ADAS, Automated Driving, Domain Controllers, and Power Electronics for Hybrid and Electric Systems), regulatory trends and business development. From 2009 to 2015, Ms. Schwarting served as Vice President of the Electronic Controls business unit for Delphi Corporation (now Aptiv PLC), an automotive parts company. As a member of the Executive Committee, she led a global team responsible for the Automotive ADAS and Safety Electronics product lines, the Body Electronics and Security product lines as well Power Electronics (for Hybrid and Electric Vehicles). From 1999 to 2009, Ms. Schwarting held several leadership positions at Delphi, including Vice President, Safety Systems, Global Director, Sales and Marketing, and General Motors Global Customer Director. Prior to joining Delphi, Ms. Schwarting held the position of General Manager and Vice President, Strategic Accounts for Eastman Kodak Company within the Consumer Imaging Division. Ms. Schwarting currently serves on the board of directors of Ambarella Corporation.

Ms. Schwarting brings to the Company extensive management experience and knowledge of the automotive industry, a key Company market segment, and governance experience from her service on another public company board.



Ford Tamer, 64, has served as director since joining the Company as President and Chief Executive Officer in September 2024. Mr. Tamer currently sits on the boards of the Semiconductor Industry Association and the Global Semiconductor Association. Prior to joining the Company, Mr. Tamer, served as a Senior Operating Partner of Francisco Partners, a private equity company, which he joined in September 2022. Prior to that, he served as the President and Chief Executive Officer and as a director of Inphi Corporation from February 2012 to April 2021, when it was acquired by Marvell Technology Inc. ("Marvell"). Prior to that, he served as Chief Executive Officer of Telegent Systems, Inc. from June 2010 until August 2011. Prior to joining Telegent, Mr. Tamer was a Partner at Khosla Ventures from September 2007 to April 2010. Mr. Tamer also served as Senior Vice President and General Manager — Infrastructure Networking Group at Broadcom Corporation from June 2002 to September 2007. He served as Chief Executive Officer of Agere Inc. from September 1998 until it was acquired by Lucent Technologies in April 2000, which Lucent then spun out as Agere Systems Inc. in March 2001. Mr. Tamer continued to serve as Vice President of Agere Systems until April 2002. Mr. Tamer served on the board of directors of Marvell from April 2021 until September 2024, Teradyne from November 2021 until May 2025, and Groq Inc. from December 2021 to December 2024. Mr. Tamer holds an M.S. degree and Ph.D. in engineering from Massachusetts Institute of Technology.

Mr. Tamer brings to the Company extensive industry and management experience spanning semiconductors, networking, and enterprise software.

Vote Required

A nominee shall be elected to the Board of Directors if the votes cast "FOR" such nominee's election exceed the votes cast "AGAINST" such nominee's election. You may vote "FOR," "AGAINST," or "ABSTAIN," on the proposal to elect nominees to the Board of Directors.

If any nominee fails to receive the requisite vote for the election of directors, then pursuant to our Corporate Governance Policies, the Nominating and Governance Committee shall consider the irrevocable conditional resignation submitted by such nominee. The Nominating and Governance Committee shall recommend to the Board the action to be taken with respect to such conditional resignation, including acceptance or rejection. Within 90 days following certification of the stockholder vote, the Board of Directors will act with respect to such conditional resignation.

Recommendation

The Board recommends that stockholders vote "FOR" each of the nominees presented herein.

CORPORATE GOVERNANCE AND OTHER MATTERS

Our Board at a Glance

Our Board comprises a group of highly qualified leaders who bring unique but complementary perspectives to the Company. Through our continuous succession planning process, we seek to maintain a Board with a variety of relevant skills, experiences, and backgrounds, as well as a balanced mix of tenures. Our directors have significant and wide-ranging management experience in areas such as strategy, finance, public company financial reporting, compliance, risk management, and leadership development. Many of our directors also have public company experience serving in senior leadership positions such as chief executive officer, chief operating officer, chief financial officer, or on boards of directors and board committees, and as a result have a deep understanding of corporate governance practices, including risk and management oversight. Additionally, we strive to include directors with experience in our end-user markets and industry.

Director Independence

The Board of Directors has determined that each of our directors and director nominees, except for Mr. Tamer, our President and Chief Executive Officer, is independent within the meaning of the applicable rules and regulations of the SEC and Nasdaq. Furthermore, the Board of Directors has determined that each of the members of each of the committees of the Board of Directors is "independent" under the applicable rules and regulations of the SEC and Nasdaq.

Certain directors are affiliated with entities with which the Company has an indirect commercial relationship, and during the last completed fiscal year, the Company had transactions pursuant to such relationships through distribution channels. Each relationship was analyzed and it was determined that such transactions were in the ordinary course of business and, given the relative sizes of the transactions to the overall respective businesses, none of these relationships were a "material interest" under applicable SEC and Nasdaq regulations, and none were of a nature that would impair such affiliated director's independence. The directors and entities analyzed are as follows: Mr. Richardson is a director of Kulicke and Soffa Industries, Inc., Mr. Bettinger is Executive Vice President and Chief Financial Officer at Lam Research Corporation, and Ms. Dallara is Executive Vice President and Operating Unit President of the global Diabetes Operating Unit at Medtronic plc.

Board Meetings and Committees

In the last completed fiscal year, the Board of Directors held a total of eight meetings. The independent directors meet regularly without the presence of management. Mr. Richardson, as Chair of the Board of Directors, leads the meetings of independent directors. Each of our current directors attended over 75% of the total number of meetings of the Board of Directors and over 75% of the total number of meetings of the committees of the Board of Directors on which such director served that were held during their tenure.

Our Board of Directors currently has three primary standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Each of these committees operates under a written charter adopted by the Board of Directors. Copies of each of the committee charters are available on our website, https://www.latticesemi.com, at "About Us—Investor Relations—Corporate Governance."

Audit Committee

The Audit Committee oversees the accounting and financial reporting process and the external audit process of the Company and assists the Board of Directors in the oversight and monitoring of (i) the integrity of the financial statements of the Company, (ii) the internal accounting and financial controls of the Company, (iii) compliance with legal and regulatory requirements including the intersection with the Company's ethics and compliance programs, and (iv) the qualifications, performance and independence of the Company's independent registered public accounting firm and the Company's internal audit function. In this capacity, the Audit Committee is responsible for appointing the independent registered public accounting firm and the audit engagement partner. In addition, the Audit Committee reviews and approves all work performed by the independent registered public accounting firm including the compensation for such services. The Audit Committee annually evaluates the qualifications, independence, and performance of the Company's independent registered public accounting firm including the senior audit engagement team and determines whether to reengage the current accounting firm or consider other audit firms.

The Audit Committee meets regularly with management and with our independent registered public accounting firm, which has access to the Audit Committee without the presence of management representatives.

The Audit Committee oversees management's enterprise risk management process, including the Company's financial and tax risk exposure, and the Company's cybersecurity policies, controls, procedures, and risk management program, as well as the governance and risk oversight of artificial intelligence ("AI") and assesses related financial, operational, and compliance risks, including disclosure considerations and evolving regulatory developments. The Audit Committee also reviews and discusses with management and the independent auditors the Company's disclosures included in the Company's SEC filings related to environmental, social and governance matters.

During the last completed fiscal year, the Audit Committee was composed of Mr. Jensen (chair), Robin Abrams, Mr. Bettinger, and Mr. Lederer (member until May 1, 2025). The Audit Committee met eight times in the last completed fiscal year. Our Board of Directors has determined that each of the Audit Committee members meets the financial literacy requirements under applicable Nasdaq rules and that each of the Audit Committee members qualifies as an Audit Committee Financial Expert under applicable SEC rules and as "independent" under the applicable rules and regulations of the SEC and Nasdaq.

Compensation Committee

The Compensation Committee evaluates and, subject to obtaining the agreement of all the independent directors, approves our CEO's compensation, approves the compensation of our other executive officers, and reviews succession planning for the CEO position. The Compensation Committee also administers our equity plans and handles other compensation matters. During the last completed fiscal year, the Compensation Committee was composed of Mr. Lederer (chair), Mr. Richardson, Ms. Dallara, and Mr. Forsyth. The Compensation Committee met seven times in the last completed fiscal year. Our Board of Directors has determined that each of the Compensation Committee members qualifies as "independent" under the applicable rules and regulations of the SEC and Nasdaq.

The Compensation Committee annually evaluates and, subject to obtaining the agreement of all the independent directors with respect to the CEO compensation, approves the CEO's and other executive officers' compensation, including (i) the annual base salary, (ii) the annual variable compensation program, including the specific goals and target award amounts, (iii) equity compensation, (iv) any employment agreement, severance arrangement, or change in control agreement/provision, and (v) any other benefits, compensation, or arrangements. The Compensation Committee reviews, approves, and recommends to the Board, corporate goals and objectives relevant to the compensation of the CEO, evaluates his or her performance in light thereof, and considers other factors related to the performance of the Company, including accomplishment of the Company's long-term business and financial goals. The Compensation Committee consults with the CEO regarding executive officer compensation, including the specific goals established for the other executive officers in connection with the annual variable compensation program. The Compensation Committee is also responsible for monitoring and administering the Company's Compensation Recovery ("Clawback") Policy.

The Compensation Committee also reviews compensation and benefits plans affecting non-executive employees. We have determined our compensation policies and practices for our employees appropriately manage compensation-related risk and are not reasonably likely to present a material risk to the Company. The entire Board of Directors considers strategic risks and opportunities and regularly receives detailed reports from the committees regarding risk oversight in their areas of responsibility. For further information on risk management see "Corporate Governance and Other Matters—Board Risk Oversight."

The Compensation Committee has the authority to retain its own compensation consultants and outside legal, accounting and other advisers at the Company's expense. Such consultants and advisers report directly to the Compensation Committee and the Compensation Committee has the authority to approve the fees payable to such advisers by the Company and other terms of retention. The Compensation Committee does not delegate its authority to such consultants or advisers. Since July 2020, the Compensation Committee has engaged the services of Semler Brossy Consulting Group, LLP ("Semler Brossy"), a compensation consulting firm, and has considered such firm's input in evaluating compensation trends and best practices, identifying peer group companies and benchmarking compensation data and other aspects of administering the Company's executive compensation program and equity compensation programs. Semler Brossy serves at the discretion of the Compensation Committee. There were no conflicts of interest between the Company and Semler Brossy or the Company's legal counsel, Wilson Sonsini Goodrich & Rosati, P.C.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, no interlocking relationships existed between any member of the Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company.

Nominating and Governance Committee

The Nominating and Governance Committee identifies qualified persons to be nominated as director candidates, recommends candidates for all vacant directorships to be filled by the Board of Directors or by the stockholders, reviews and evaluates the performance of the Board of Directors and each committee of the Board of Directors, makes recommendations to the Board of Directors for nominees to the committees of the Board of Directors, and oversees compliance with our corporate governance policies. Each quarter the Nominating and Governance Committee reviews with management the development and disclosure of the Company's Corporate Stewardship and ESG practices and initiatives. The Nominating and Governance Committee coordinates the Board's support of these activities with the Audit and Compensation Committees, and coordinates with management on the periodic presentation of these practices and initiatives to the Board. During the last completed fiscal year, the Nominating and Governance Committee was composed of Ms. Schwarting (chair), Ms. Abrams (member until May 1, 2025), Mr. Richardson, and Mr. Forsyth. The Nominating and Governance Committee met four times in the last completed fiscal year. Our Board of Directors has determined that each of the Nominating and Governance Committee members qualifies as "independent" under the applicable rules and regulations of the SEC and Nasdaq.

The Nominating and Governance Committee believes that each of the Company's directors should have certain minimum personal qualifications, including the following:

- professional competence, expertise, and diversity of background that is useful to the Company;

- the desire and ability to serve as a director and to devote the time and energy required to fulfill the responsibilities of the position successfully;

- character, judgment, experience, and temperament appropriate for a director; and

- independence, together with personal and professional honesty and integrity of the highest order.

The Nominating and Governance Committee develops recommendations for Board succession planning, including candidate searches and nominee recommendations, committee structure and composition, and provides input on the design of the Board itself. The Nominating and Governance Committee evaluates candidates for nomination on the basis of their individual qualifications, and also on the basis of how such individuals would provide valuable perspective or fill a need on the Board of Directors. Factors in such determination include:

- the current size and composition of the Board of Directors;

- the independence of the Board of Directors and its committees;

- the presence on the Board of Directors of individuals with expertise in areas useful to the Company;

- the diversity of individuals on the Board of Directors, including their personal characteristics, experiences, and backgrounds;

- the number of other boards on which the candidate serves; and

- such other factors as the committee or the Board of Directors consider significant.

The Nominating and Governance Committee believes that it is necessary for each of the Company's directors to possess many qualities and skills. The Nominating and Governance Committee typically seeks individuals with extensive experience and who bring a broad range of competencies to the role. When searching for new candidates, the Nominating and Governance Committee considers the evolving needs of both the Company and the Board and searches for candidates that fill any current or anticipated future gap. The Board and the Nominating and Governance Committee believe that it is essential that the members of our Board of Directors represent diverse viewpoints, background, and experiences and considers or seeks candidates considering the communities, geographies, and demographics in which we operate. In considering candidates for the Board, the Nominating and Governance Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, an individual's contributions to the Board of Directors are also considered. For further description of the current Board of Directors' qualifications, skills and experiences, please see "Corporate Governance and Other Matters—Director Qualifications, Skills and Experiences."

The Nominating and Governance Committee will consider candidates for our Board of Directors who have been suggested by its members, other members of the Board of Directors, our senior management, individuals personally known to members of our Board, and our stockholders.

From time to time, the Nominating and Governance Committee may solicit proposals for candidates from interested constituencies or may use paid third-party search firms to identify candidates. The Nominating and Governance Committee evaluates candidates in the same manner regardless of how such candidates are brought to the attention of the Nominating and Governance Committee.

Process for Stockholders to Recommend Candidates for Election to the Board of Directors

Stockholders who wish to submit names of candidates to our Board of Directors for consideration by the Nominating and Governance Committee should do so in writing, addressed to the Nominating and Governance Committee, c/o Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, and should include the following information:

- a statement that the writer is a stockholder and is proposing a candidate for consideration by the Nominating and Governance Committee;

- the name and contact information for the candidate and the stockholder proposing the candidate;

- a statement of the candidate's occupation and background, including education and business experience;

- information regarding each of the factors listed above, sufficient to enable the Nominating and Governance Committee to evaluate the candidate;

- a statement detailing (i) any relationship or understanding between the candidate and the Company, or any customer, supplier, competitor, or affiliate of the Company; and (ii) any relationship or understanding between the candidate and the stockholder proposing the candidate for consideration, or any affiliate of such stockholder; and

- a statement that the candidate is willing to be considered for nomination by the Nominating and Governance Committee and willing to serve as a director if nominated and elected.

Additional information may be requested by the Nominating and Governance Committee as appropriate.

In addition, our bylaws permit stockholders to nominate individuals to stand for election to our Board of Directors at an annual stockholders' meeting. Stockholders wishing to submit nominations must notify us of their intent to do so on or before the date specified under "Stockholder Proposals—Other Stockholder Proposals and Director Nominations." Such notice must include the information specified in our bylaws, a copy of which is available from our corporate secretary upon written request or can be found filed as an exhibit to our Annual Report, available at www.sec.gov, or on our website. In addition to the requirements in our bylaws, in order to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by the Exchange Act no later than 60 days prior to the anniversary date of the Annual Meeting.

Annual Meeting Attendance

Although we do not have a formal policy regarding attendance by members of the Board of Directors at our annual meetings of stockholders, directors are encouraged to attend. Nine directors attended the 2025 Annual Meeting of Stockholders.

Board Evaluation

The Company is committed to providing transparency regarding our Board and committee evaluation process. The Nominating and Governance Committee Chair leads the Board's self-evaluation process, which may vary year to year but generally requires each director to complete a comprehensive evaluation of the performance and effectiveness of the Board as a whole and each committee on which the director serves, and to provide peer-to-peer feedback for each member of the Board of Directors. The feedback solicited includes: the effectiveness and performance of the Board and committees; Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; access to and performance of management; and Board and executive succession planning. The results of the directors' evaluations, supplemented with third-party data, are consolidated and presented to the Nominating and Governance Committee along with areas for enhancement of Board practices. On the basis of the feedback provided during the annual Board and committee evaluation, the Board and each committee determine changes to Board and committee processes and procedures, as appropriate.

Stockholder Communication with the Board of Directors

Stockholders may communicate with the Board of Directors by writing to us c/o Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124. Stockholders who would like their submission directed to a member of the Board of Directors may so specify, and the communication will be forwarded, as appropriate.

Commitment to Stockholder Engagement

The Company maintains an active dialogue with its stockholders to ensure a diversity of perspectives is thoughtfully considered on issues including strategy, risk, succession planning, compensation practices, and a broad range of corporate stewardship matters. As part of its 2025 stockholder outreach, we conducted outreach to stockholders representing approximately 80% of our outstanding shares and held discussions with stockholders representing approximately 53% of our outstanding shares to discuss a wide variety of topics. The Nominating and Governance Committee assesses potential updates to our corporate governance practices and policies based on this feedback. To communicate broadly with our stockholders, we also seek to transparently share information relevant to our stockholders through our Investor Relations website, our Annual Report, and this Proxy Statement. See "*2025 Say-on-Pay Vote and Stockholder Outreach*" in Executive Compensation for more information on our 2025 stockholder engagement.

Independent Chair and Board Leadership

The Board's leadership structure consists of an independent chair ("Board Chair"). We separate the positions of Chief Executive Officer ("CEO") and Board Chair in recognition of the differences between the two roles. The Board believes this structure provides independent Board leadership and engagement.

Given that our Chair is an independent director, the Board does not feel the need for a separate "lead independent director," as our independent Chair performs that function. The Board takes its independence seriously and reinforces this standard with seven of the eight director nominees being independent.

Board Risk Oversight

The Board oversees the Company's enterprise risk management framework, with our CEO and management responsible for day-to-day identification, assessment, and mitigation of risks. The Board carries out its oversight responsibilities directly and through its committees, each of which focuses on specific risk areas within its charter.

The Audit Committee has primary oversight of the Company's enterprise risk management processes. Management provides the Audit Committee with periodic updates regarding major risks and mitigation efforts. Throughout the year, and at least annually, the Board and the Audit Committee each review the steps management has taken to monitor and mitigate risks to the Company. The Audit Committee also regularly meets with Company compliance personnel to assess compliance issues facing the Company. The Board or the Audit Committee also requests, when appropriate, that management conduct additional review of, or reporting on, select enterprise risks. In 2025, oversight of risks related to artificial intelligence was added to the responsibilities of the Audit Committee.

The Compensation Committee oversees risk management relating to the Company's compensation policies and practices, including whether such policies encourage inappropriate risk-taking. The Compensation Committee also oversees organizational risks, including leadership succession, talent capacity, capabilities, attraction, retention, and culture, and regularly engages with outside advisors to benchmark best practices for compensation program design and effectiveness.

The Nominating and Governance Committee oversees risks related to Board composition and effectiveness, including director succession planning, Board and committee structure and composition, overall governance practices, and corporate stewardship matters.

Cybersecurity Risk Oversight

Cybersecurity is an important component of the Board's risk oversight responsibilities. The Audit Committee oversees the Company's cybersecurity risk management program and receives reports from management at least quarterly regarding cybersecurity risks, incidents, and mitigation efforts. The full Board receives periodic updates on cybersecurity matters and emerging threats, and reviews our cybersecurity program annually.

We take a proactive approach to cybersecurity risk management and maintain administrative, technical, and physical safeguards designed to protect our information systems and respond to cybersecurity threats and cybersecurity incidents. These include enhanced firewalls, third-party cybersecurity monitoring, and mandatory cybersecurity training for all employees during the year. The Company maintains a zero-trust cybersecurity architecture, and continues to enhance its cybersecurity infrastructure. Our cybersecurity risk management process is evaluated by internal and external cybersecurity experts, and the material results of those reviews are reported to senior management and the Board and Audit Committee as part of their oversight role. The Company engages third-party cybersecurity subject matter experts as part of its continuing efforts to evaluate and enhance the effectiveness of its cybersecurity policies and processes. The Company also regularly updates its incident response plan and conducts cybersecurity incident tabletop and red team exercises. The Audit Committee regularly briefs the entire Board on these matters, and the Board also receives periodic briefings on cybersecurity threats in order to enhance our directors' literacy on cyber issues.

Insider Trading Policy and Hedging Policy

The Company has adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of the Company's securities by its directors, officers, employees and other individuals associated with the Company that it believes is designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

The Company's Insider Trading Policy prohibits our directors, officers, employees and certain agents (such as consultants and independent contractors) from engaging in short sales of our securities, transactions in publicly traded options (such as puts and calls) or other derivative securities with respect to our securities, and hedging transactions. These individuals are also prohibited from trading our securities while in possession of material nonpublic information, trading the securities of our customers, suppliers, competitors, potential acquisitions, or partners while in possession of material nonpublic information, holding our securities in margin accounts, and pledging our securities as collateral for loans.

Corporate Stewardship

We conduct our business in a principled, transparent, and accountable manner. We focus our efforts where we can have the most positive impact on our business and society and are committed to managing the risks and opportunities that arise from stewardship matters. We publish an annual Corporate Stewardship Report, available on our investor website, which details our corporate stewardship and environmental, social, and governance efforts.

Board Oversight of Corporate Stewardship

Our Board oversees corporate stewardship matters, including environmental, social, and governance risks and opportunities, through its committee structure and ongoing engagement with management. The Board believes that effective corporate stewardship and sustainable business practices reduce business risk and advance the long-term goals and objectives of our stakeholders. Starting with our core pursuit of technology and product leadership in low power consumption devices, our corporate stewardship approach spans across our operations, supply chain, and external engagement. The Board has delegated primary oversight of our corporate stewardship efforts to the Nominating and Governance Committee, which is reflected in its committee charter. The Nominating and Governance Committee coordinates corporate stewardship oversight activities with the Audit Committee and Compensation Committee as appropriate. The Audit Committee oversees required disclosures in SEC filings and related internal controls. The Compensation Committee reviews workforce-related matters and the alignment of executive compensation with corporate stewardship objectives, where applicable. The Company's Corporate Stewardship Steering Committee, comprised of senior executives, supports the implementation of stewardship initiatives and reports periodically to the Nominating and Governance Committee and the Board.

Corporate Stewardship Governance Structure

Board of Directors
Nominating and Governance, Audit, and Compensation Committees
CEO & Executive Leadership Team
Steering Committee

Chief Financial Officer	**SVP, Global Operations & Quality**	**Chief People Officer**	**General Counsel**	**Chief Strategy & Marketing Officer**
Environmental	*Environmental & Social*	*Social*	*Governance*	*Governance*
▪ Facilities ▪ Energy Consumption ▪ GHG Emissions ▪ Health & Safety	▪ Supply Chain ▪ Vendor/Supplier Management ▪ ISO 14001 Environmental Management System (EMS)	▪ Employee Engagement ▪ Compensation ▪ Talent Acquisition ▪ Training & Development ▪ Giving & Volunteering	▪ Legal ▪ Compliance ▪ Stockholder Rights and Engagement ▪ SEC Disclosure	▪ Transparency & Communications ▪ Corporate Stewardship Report

Environmental, Social, and Governance

Our annual Corporate Stewardship Report details our environmental, social, and governance initiatives and is located at https://www.latticesemi.com/About/ESG. Our Corporate Stewardship Report, related materials, and our website are not incorporated by reference in, and are not part of, this Proxy Statement.

Environmental

We believe that a commitment to environmental stewardship and sustainable natural resource consumption benefits us and our stakeholders. As the low power programmable leader in power efficient, long-lifespan programmable products, sustainability is a core guiding principle for our product innovation. Our products help customers achieve designs with lower energy consumption, less waste due to our product longevity, and more compact footprints. In furtherance of our environmental initiatives, we focus on product sustainability, operational excellence, and supply chain management. With innovative process technology and design, we seek to enhance sustainability through the products we provide to our customers. Additionally, we continue assessing climate risks and opportunities and broaden disclosures where applicable.

Social

Across our global workforce we foster a collaborative, inclusive, and innovative work environment, and invest in giving back to our local communities. In furtherance of our social initiatives, we focus on our people, the communities in which we operate, and our corporate culture. We believe that good connections with our customers and our people lead to positive results for us. We work to do business consistent with our core values and seek to provide a workplace where each employee feels empowered to do so as well. We believe aspiring to better connections both in and out of the workplace has empowered us to better retain our employees and serve our communities.

<u>Governance</u>

We believe that we should govern ourselves in a way that encourages employees at every level to do it right, the first time. We pursue this commitment through focusing on our governance principles, ethical standards, continuous improvement, and by striving to be connected to industry practices and our stockholders. Through both formal governance practices and informal commitments to ethical culture, we believe we can operate a company that better serves its stakeholders. We hold our employees, officers, and Board members to the highest standards and expect accountable transparency and integrity in all we do. Our Board is committed to representing the interests of all our stakeholders and is held to a strict set of principles that align with governance best practices. In 2025, we further integrated corporate stewardship considerations into our strategy, operations, and enterprise risk management framework. We also engaged directly with investors, analysts, and customer stewardship teams on relevant topics. Highlights of our governance focus:

- Commitment to integrity and transparency.

- We value our stockholders' governance views and solicit governance feedback from our stockholders every year.

- Regularly consider the governance and stewardship policies and recommendations of Institutional Shareholder Services, Glass-Lewis, and significant stockholders.

- We operate in our stakeholders' interests and follow applicable laws and best practices for governance.

Director Qualifications, Skills, and Experience

The Nominating and Governance Committee has determined that it is important for an effective Board to have directors with a complementary balance of qualifications, skills, and experience. In addition to the periodic education provided to directors during meetings on topics identified by the Nominating and Governance Committee, all members of our Board have the opportunity to attend external director education programs to assist them in remaining current with best practices and developments in corporate governance, as well as enhance their skills relevant to the Company. The table below sets forth certain qualifications, skills, and experience of our non-employee director nominees.

Skills	Douglas Bettinger	Que Thanh Dallara	John Forsyth	Mark Jensen	James Lederer	D. Jeffrey Richardson	Elizabeth Schwarting
Industry-related skills							
FPGA Industry Experience	■					■	
Semiconductor Technology/Ecosystem	■		■	■	■	■	■
International Business Experience – Asia	■	■	■		■	■	■
International Business Experience – Europe		■	■		■	■	■
Domestic Business Experience – North America	■	■	■	■	■	■	■
Customer Segments							
Communications	■	■	■		■	■	
Data Centers/Cloud	■	■				■	
Industrial	■	■			■	■	■
Consumer	■	■	■		■	■	■
Automotive		■	■		■		■
Trends in Customer-Facing Technologies							
Software		■	■	■	■		■
Edge Computing		■	■		■		■
Artificial Intelligence/Machine Learning/Machine Learning Infrastructure	■	■	■				■
General Business Skills							
Human Resource Management and Compensation	■	■	■	■	■	■	■
Product Development Management and Compensation		■	■		■	■	■
Sales & Distribution		■	■		■	■	■
Supply Chain & Manufacturing	■	■	■		■	■	■
IT/CIO/Cybersecurity	■	■	■	■	■		
Investor/Banking	■	■	■		■		
Public Company Experience	■	■	■	■	■	■	■
Board and Committee Governance	■		■	■	■	■	■
Financial Literacy	■	■	■	■	■	■	■
Mergers & Acquisitions/Organizational Change	■	■	■	■	■	■	■
Strategy Development	■	■			■	■	■
Executive level responsibility for Company Growth ("recent enough")	■	■	■		■	■	■

Board Demographics

The Nominating and Governance Committee of the Board of Directors is committed to continuing to identify, recruit, and retain highly qualified directors and director candidates with diverse experiences, tenures, perspectives, and backgrounds to join and remain on our Board of Directors. The graphics below summarize the age, tenure, independence, and gender of our director nominees as of the Annual Meeting date.



Age

Average Age: 60

Tenure

Average Tenure: 6 years

Independence

87% Independent

- Independent
- Not Independent

7 of 8 director nominees are independent

Gender

25% Women

- Women
- Men

2 of 8 director nominees are women

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information concerning compensation of our non-employee directors for the last completed fiscal year.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)	Total ($)
Richardson, D. Jeffrey	170,000	219,965[2]	389,965
Abrams, Robin	91,667	219,965[3]	311,632
Bettinger, Douglas	90,000	219,965[4]	309,965
Dallara, Que Thanh	90,000	219,965[5]	309,965
Forsyth, John	95,000	219,965[6]	314,965
Jensen, Mark	110,000	219,965[7]	329,965
Lederer, James	108,333	219,965[8]	328,298
Schwarting, Elizabeth	95,000	219,965[9]	314,965

(1) The chart below summarizes the gross cash amounts earned by non-employee directors for service during the last completed fiscal year on the Board and its committees:

Name	Annual Board Service ($)*	Audit Committee ($)	Compensation Committee ($)	NG Committee ($)	Total ($)
Richardson, D. Jeffrey	155,000	—	10,000	5,000	170,000
Abrams, Robin	80,000	10,000	—	1,667	91,667
Bettinger, Douglas	80,000	10,000	—	—	90,000
Dallara, Que	80,000	—	10,000	—	90,000
Forsyth, John	80,000	—	10,000	5,000	95,000
Jensen, Mark	80,000	30,000	—	—	110,000
Lederer, James	80,000	3,333	25,000	—	108,333
Schwarting, Elizabeth	80,000	—	—	15,000	95,000

    * Reflects pro-rata amounts for Board service and service on the respective committees during the fiscal year.

(2) The aggregate number of shares underlying unvested stock awards held by Mr. Richardson as of the end of the last completed fiscal year was 4,193.

(3) The aggregate number of shares underlying unvested stock awards held by Ms. Abrams as of the end of the last completed fiscal year was 4,193.

(4) The aggregate number of shares underlying unvested stock awards held by Mr. Bettinger as of the end of the last completed fiscal year was 4,193.

(5) The aggregate number of shares underlying unvested stock awards held by Ms. Dallara as of the end of the last completed fiscal year was 4,193.

(6) The aggregate number of shares underlying unvested stock awards held by Mr. Forsyth as of the end of the last completed fiscal year was 4,193.

(7) The aggregate number of shares underlying unvested stock awards held by Mr. Jensen as of the end of the last completed fiscal year was 4,193.

(8) The aggregate number of shares underlying unvested stock awards held by Mr. Lederer as of the end of the last completed fiscal year was 4,193.

(9) The aggregate number of shares underlying unvested stock awards held by Ms. Schwarting as of the end of the last completed fiscal year was 4,193.

Narrative Discussion to Director Compensation Table

The Company compensates its non-employee directors through a combination of cash retainers and equity awards.

Cash Retainers

The cash retainers are comprised of annual retainers for service on the Board of Directors and additional amounts for chair and committee memberships for its standing committees as follows for the last completed fiscal year:

Role	Annual Retainer ($)
Board Service	80,000
Board Chair	75,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Governance Committee Chair	10,000
Audit Committee Member	10,000
Compensation Committee Member	10,000
Nominating and Governance Committee Member	5,000

Annual Equity Grant

Directors receive an annual RSU award following the annual meeting of stockholders with a target value of $220,000 (the "Board Grant Target Value"). The number of RSU's granted is determined by dividing the Board Grant Target Value by the fair market value of a share of common stock on the grant date ("Annual Board RSU Grant"). The RSU's awarded in the Annual Board RSU Grant vest on the first anniversary of the grant date, provided that the director continues to serve as a director on such date. If a non-employee director is appointed to the Board other than at the Annual Meeting of Stockholders, the director receives a prorated RSU award on the 30th day following their appointment, equivalent to the Annual Board RSU Grant multiplied by a fraction with (i) the numerator equal to 12 minus the number of months completed since the Company's last annual meeting of stockholders on the effective date of the non-employee director's appointment, and (ii) the denominator equal to 12.

Change in Control and Compensation Limits

In the event of a change in control, unvested RSUs held by non-employee directors generally vest in full effective immediately prior to the change in control. Total compensation payable to any non-employee director for service as a director may not exceed $500,000 per fiscal year, or $750,000 for the first fiscal year of Board service. Compensation, including equity awards, received in another capacity (e.g., as an employee or consultant), will not count for purposes of these limits.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has approved the appointment of Ernst & Young LLP ("EY") to act as our independent registered public accounting firm for the fiscal year ending January 2, 2027. Although ratification is not legally required, we are asking stockholders to ratify the appointment of EY as our independent registered public accounting firm for our current fiscal year in the interest of good corporate governance.

Representatives of EY have been invited and are expected to attend the Annual Meeting, will be given the opportunity to make a statement if they wish to do so, and are expected to be available to respond to appropriate questions.

Audit and Related Fees

As required under its charter, the Audit Committee reviewed and preapproved the proposed fees to be charged by EY for audit and permissible non-audit services and ratified any increase in fees resulting from an increase in the scope of work to be performed. In its review of non-audit services, the Audit Committee considered whether the provision of such services was compatible with maintaining the independence of EY. The following table sets forth the fees for professional audit services rendered by EY for the audit of the Company's annual financial statements for fiscal years 2025 and 2024, and fees billed for other services rendered by EY during those periods.

	2025 ($)	2024 ($)
Audit fees[1]	2,071,649	3,003,870
Tax fees[2]	29,684	263,595
All other fees[3]	—	488,500
Total	2,101,333	3,755,965

(1) This category includes fees for the audit of the annual financial statements included in our Annual Report on Form 10-K, review of the quarterly financial statements included in our quarterly reports on Form 10-Q, audit of our internal controls, issuance of consents and assistance with and review of documents filed with the SEC, and for statutory audits of certain of our international subsidiaries.
(2) This category includes fees billed for tax compliance, tax planning and tax advice.
(3) This category includes fees billed for S-8 registration due diligence services and strategic transaction analysis services.

Preapproval of Audit and Non-Audit Services

The Audit Committee reviews and approves in advance all audit and non-audit services provided by the Company's independent registered public accounting firm (or subsequently approves non-audit services in those circumstances where a subsequent approval is necessary and permissible). In this regard, the Audit Committee has the sole authority to approve the retention and termination of the independent registered public accounting firm, and to determine all audit and non-audit engagement fees and terms with the independent registered public accounting firm.

The Audit Committee appoints the independent registered public accounting firm annually. Before appointing EY as our independent registered public accounting firm for the fiscal year ending January 2, 2027, the Audit Committee carefully considered that firm's qualifications and performance during the last completed fiscal year.

Vote Required

The proposal to ratify the appointment of EY requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. If the appointment of EY is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain EY. You may vote "FOR," "AGAINST," or "ABSTAIN," on the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027.

Recommendation

The Board of Directors recommends that the stockholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 2, 2027.

PROPOSAL THREE
ADVISORY VOTE TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, NAMED EXECUTIVE OFFICER COMPENSATION

We are asking stockholders to approve a non-binding advisory resolution on the Named Executive Officers' compensation as disclosed in this Proxy Statement. As described below in the "Executive Compensation—Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee believes that we should make our executive compensation arrangements and practices clear and transparent to stockholders. The Compensation Committee endeavors to align our executives' interests with those of our stockholders, to attract, motivate and retain highly qualified executives, and to provide our executive team with additional compensation when they achieve superior financial and operational results. The Compensation Committee and the Board of Directors believe that the compensation policies and procedures articulated in the "Compensation Discussion and Analysis" section of this Proxy Statement are effective in achieving our goals.

We urge stockholders to read the "Executive Compensation" section of this Proxy Statement including the "Compensation Discussion and Analysis" that discusses our Named Executive Officers' compensation for the last completed fiscal year in more detail, as well as the Summary Compensation Table and other related compensation tables, notes and narrative, which provide detailed information on the compensation of our Named Executive Officers.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a matter of good corporate governance, we are asking stockholders to approve the following resolution at the Annual Meeting:

RESOLVED, *that the stockholders of Lattice Semiconductor Corporation (the "Company") approve, on a non-binding advisory basis, the compensation of the Named Executive Officers as disclosed in the proxy statement for the Company's 2026 Annual Meeting of Stockholders.*

Although this proposal, commonly referred to as a "say-on-pay" vote, is an advisory vote that will not be binding on the Board of Directors or the Compensation Committee, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future decisions regarding our Named Executive Officer compensation programs. Stockholders have an opportunity to cast such an advisory vote annually, therefore, your next opportunity to do so will be at the 2027 Annual Meeting of Stockholders.

Vote Required

Advisory Vote to Approve Named Executive Officers Compensation. Approval of the non-binding, advisory vote on the compensation of the Named Executive Officers requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. The Board of Directors will consider the outcome of the vote when making future decisions regarding the compensation of the Named Executive Officers. You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to approve the compensation of the Named Executive Officers.

Recommendation

The Board of Directors recommends that stockholders vote "FOR" the approval, on a non-binding, advisory basis of our Named Executive Officers' compensation disclosed in this Proxy Statement.

EXECUTIVE COMPENSATION

Strengthening the Foundation for the Next Phase of Growth

Our 2025 Proxy Statement discussed the transition of several key leadership positions during 2024 and early 2025 and the actions the Board and Compensation Committee took to identify and attract new talented leaders while retaining many of our exceptional leaders.

During 2025, the Company's focus shifted from our successful leadership transition to strengthening the foundation for the next phase of growth. Under the leadership of our CEO, Ford Tamer, the executive team worked collaboratively to refine the Company's strategy and position Lattice for long-term success. This effort included aligning operational priorities, strengthening financial discipline, and accelerating initiatives that support innovation and market leadership.

Key Business Accomplishments in Fiscal 2025

▪ Stabilized revenue, delivered disciplined margin performance, and returned the business to growth

▪ Normalized channel inventory to historical levels

▪ Strengthened the executive team and leadership depth across functions, including the hiring of Lorenzo Flores as our new Chief Financial Officer and Nicole Singer as our new Chief People Officer, and the promotion of Erhaan Shaikh as our new Senior Vice President, Worldwide Sales

▪ Sharpened strategic focus on data center opportunities while maintaining balanced investment across communications and compute, industrial and automotive, and our other markets

▪ Accelerated new product revenue growth, with revenue of our new products growing approximately 70% compared to 2024, and a record total number of design wins

▪ Expanded our product portfolio by approximately 60%, including launching a steady cadence of new vision, motion control, security, and general-purpose devices in 2025

These accomplishments strengthened the Company's competitive position, enhanced execution discipline, and positioned Lattice to translate innovation into scalable commercial outcomes.

The retention equity grants we issued in fiscal 2024 and described in our 2025 Proxy Statement effectively supported continuity and stability during a period of significant leadership transition. Following the appointment of Mr. Flores and Mr. Shaikh at the beginning of 2025, the Company experienced no executive leadership team attrition, despite continued recruitment efforts by competitors, which helped maintain momentum during a critical period of strategic refinement and execution.

In 2025, the Compensation Committee continued to apply our pay-for-performance philosophy, ensuring that executive compensation programs aligned with stockholder interests and supported the Company's strategic objectives. The Committee focused on identifying, attracting and promoting talented leaders at the beginning of the year, while also maintaining competitive pay practices to reinforce retention during a year of significant strategic refinement under the leadership of our CEO, Ford Tamer.

Emphasis on Revenue Growth as a Value Driver

As the Company strengthened the foundation for its next phase of growth, the Compensation Committee continued to place particular emphasis on revenue growth as a core performance driver across several incentive programs. Sustained revenue growth is a critical indicator of long-term value creation, reflecting successful design wins, expanding customer adoption, and durable market share gains. Revenue growth also serves as a leading indicator of future profitability and cash generation, particularly in growth-oriented segments of the semiconductor market, and supports reinvestment in product development, talent, and strategic capabilities.

While revenue growth is a focus area, the Compensation Committee recognizes that revenue growth alone does not create long-term stockholder value. A key component of the Company's strategy is to grow earnings per share at a rate faster than revenue over time through operating leverage and cost discipline. Revenue growth supports this objective by expanding scale and creating opportunities for margin improvement when coupled with disciplined execution. The Committee's use of revenue-focused performance awards is intended to reinforce the foundational growth necessary to achieve sustained earnings expansion.

Ultimately, by aligning multiple incentive opportunities with disciplined, measurable revenue growth, while maintaining appropriate financial, operational, and governance guardrails, the Compensation Committee seeks to reinforce execution against the Company's strategic objectives and align management incentives with long-term stockholder value creation.

2025 Say-on-Pay Vote Responsiveness and Stockholder Outreach

At our 2025 Annual Meeting, our advisory vote on the compensation of our Named Executive Officers ("Say-on-Pay") proposal received support of approximately 56% of votes cast. While the vote is advisory, the Compensation Committee and the Board take stockholder feedback seriously and view the outcome as an important input into our ongoing evaluation of executive compensation design and disclosure.

Following the 2025 Annual Meeting, we conducted robust outreach to stockholders representing approximately 80% of our outstanding shares and held discussions with responding stockholders representing approximately 53% of our outstanding shares, which included four of our top five stockholders. Our Board Chair, Compensation Committee Chair, and Nominating and Governance Committee Chair participated in these meetings. We also considered feedback received through governance and proxy advisory channels.


CONTACTED STOCKHOLDERS REPRESENTING 80% OF STOCK OUTSTANDING



ENGAGED WITH STOCKHOLDERS REPRESENTING 53% OF STOCK OUTSTANDING




During these engagements, participating directors specifically sought input from stockholders regarding our 2025 Say-on-Pay vote and our executive compensation programs. While our stockholders did not suggest or prescribe specific compensation changes and generally supported our core compensation program, feedback consistently emphasized the importance of clearer explanation of program mechanics, rationale for incentive design choices, enhanced quantitative and metric-focused detail, clearer explanation of one-time actions and how those choices support long-term stockholder value. We listened closely in these meetings to identify recommendations to assess and incorporate into our response to the 2025 Say-on-Pay vote. In response, the Compensation Committee focused on strengthening disclosure and articulation of its decision-making framework, even where specific disclosure changes were not requested.

The table below illustrates the feedback received and how we have responded:

What We Heard	What We Did
Clarify rationale for incentive program design and changes.	Clarified the rationale for and provided details on incentive design and changes, including alignment with long-term stockholder value and Company strategy.
Improve disclosure of incentive mechanics, guardrails, and targets.	Expanded disclosure of thresholds, targets, maximums, payout ranges, vesting mechanics, and ex-post outcomes where targets are not disclosed due to the competitively sensitive nature of the information.
Explain special and non-recurring programs.	Clarified the purpose, structure, and limited nature of special programs and the circumstances under which they may be used, as well as confirming any such awards have rigorous design features and appropriate governance oversight
Show balance of incentives and performance focus.	Enhanced disclosure describing the rationale towards our weightings for our long-term, equity-based incentives and our disciplined growth metrics.
Clarify benchmarking and peer group practices.	Refined disclosure of peer group selection, competitive positioning and benchmarking practices, and use of market data, as well as refined the peer group for 2026 compensation decisions.
Explain multiple equity program alignment.	Clarified the design and Company-wide alignment of the Go for Gold program and described how the executive Revenue Growth PRSUs complement the Go for Gold Program.
Explain emphasis on revenue growth in incremental programs and where margin and earnings fit	Clarified that revenue growth is as a leading indicator of long-term value creation and supports margin expansion through operating leverage and scale, while margin and operating income discipline remain embedded in the annual Corporate Incentive Plan.

The Compensation Committee implemented these disclosure improvements to increase transparency regarding our programs and pay-for-performance alignment. Our expanded discussion of program mechanics and guardrails, clearer articulation of the purpose and limited nature of special programs, strengthened linkage between incentive metrics and Company strategy, and enhanced disclosure of competitive positioning and benchmarking practices and the Committee's decision-making framework, reflect the Board's and Compensation Committee's commitment to maintaining a disciplined, stockholder-aligned executive compensation program that supports long-term value creation. Following the 2025 Say-on-Pay vote, the Compensation Committee conducted a comprehensive review of the executive compensation program in light of stockholder engagement and evolving governance expectations and determined that the core structure of the program remains appropriate and aligned with stockholder interests and the use of one-time discretionary awards should continue to be very limited. The Committee expects to maintain the above-described enhanced disclosure practices and governance guardrails in fiscal 2026 and will continue to evaluate the program annually.

Executive Officers

The following individuals currently serve as our executive officers:

Name	Age	Office Held
Ford Tamer	64	President and Chief Executive Officer
Lorenzo Flores	61	Senior Vice President, Chief Financial Officer
Pravin Desale	56	Senior Vice President, Research and Development
Esam Elashmawi	57	Senior Vice President, Chief Strategy and Marketing Officer
Tracy Feanny	52	Senior Vice President, General Counsel and Secretary
Erhaan Shaikh	58	Senior Vice President, Worldwide Sales
Tonya Stevens	54	Corporate Vice President, Chief Accounting Officer

Ford Tamer, 64, joined the Company in September 2024 and serves as the President and Chief Executive Officer, and as a member of the Board of Directors. Prior to joining the Company, Mr. Tamer held a broad range of senior leadership positions in the technology space, including serving as a Senior Operating Partner of Francisco Partners, a private equity company, from September 2022 to September 2024; President and CEO and as a director of Inphi Corporation from February 2012 to April 2021 (until it was acquired by Marvel Technology); CEO of Telegent Systems from June 2010 to August 2011; Partner at Khosla Ventures from September 2007 to April 2010; Senior Vice President and General Manager — Infrastructure Networking Group at Broadcom Corporation from June 2002 to September 2007; and CEO of Agere Inc. until it was acquired by Lucent Technologies and subsequently spun out as Agere Systems, after which he continued to serve as Vice President of Agere Systems.

Lorenzo Flores, 61, joined the Company in February 2025 and serves as Senior Vice President, Chief Financial Officer. Prior to joining the Company, Mr. Flores served as the Chief Financial Officer of Intel Foundry at Intel Corporation, which he joined in April 2024. Prior to that, he served as Vice Chairman of KIOXIA Holdings Corporation, a computer memory manufacturer, from November 2019 to March 2024. Prior to that, he served in several roles for Xilinx, Inc., a semiconductor design and development company, most recently as Chief Financial Officer from May 2016 to November 2019. He also held a variety of other roles at UXComm, Intel Corporation, and Cognizant Technology Solutions, amongst others, throughout his career. Since September 2021, Mr. Flores serves as a member of the board of directors of BlackRock Fixed Income Complex.

Pravin Desale, 56, joined the Company in September 2023 and serves as Senior Vice President of Research and Development. Prior to joining the Company, Mr. Desale served as Senior Vice President of IoT Engineering at Semtech Technologies from January 2023 to September 2023. Prior to Semtech's acquisition of Sierra Wireless, he was the Senior Vice President of Engineering at Sierra Wireless from

November 2021 to January 2023, where he was responsible for all hardware and software development. Prior to his time at Semtech/Sierra Wireless, he held senior technical leadership roles at Veritas Technologies from June 2019 to October 2021, Seagate from May 2014 to June 2019, and LSI Corporation from March 2005 to May 2014.

Esam Elashmawi, 57, joined the Company in September 2018 and serves as Senior Vice President, Chief Strategy and Marketing Officer, and for a period in 2024 served as our Interim Chief Executive Officer before returning to his current position. Prior to joining the Company, Mr. Elashmawi served as Senior Vice President and General Manager at Microsemi Corporation. Mr. Elashmawi previously served as Vice President of Product Development at Actel Corporation, which Microsemi Corporation acquired in 2010. Earlier in his career, Mr. Elashmawi co-founded SiliconExpert Technologies, a component management software company, which was acquired by Arrow Electronics.

Tracy Feanny, 52, joined the Company in November 2021 and serves as Senior Vice President, General Counsel, and Secretary. Prior to joining the Company, Ms. Feanny held various positions at National Instruments Corporation from September 2012 to November 2021, including Vice President, Deputy General Counsel, and Assistant Secretary. Prior to her time at National Instruments, Ms. Feanny served in various positions at Amazon Web Services and Dell Technologies.

Erhaan Shaikh, 58, joined the Company in October 2020 and serves as Senior Vice President, Worldwide Sales. Prior to joining the Company, Mr. Shaikh served as the Senior Vice President, Sales & Marketing of Fungible, Inc. from May 2018 to October 2020. Prior to that Mr. Shaikh served at Intel Corporation as Vice President & General Manager of the Programable Solutions Group's Auto, Military & Embedded Division. Mr. Shaikh also served in various leadership roles at Altera Corporation supporting Altera's Infrastructure Division, Asia Pacific Sales Organization, and Field Applications Engineering Organization. Prior to joining Altera, Mr. Shaikh was the European Managing Director for Simplicity Inc., and a Sales Manager for Xilinx, Inc.

Tonya Stevens, 54, joined the Company in May 2019 and served as Corporate Vice President, Chief Accounting Officer until March 29, 2026. Ms. Stevens served as Interim CFO from October 10, 2024 until February 9, 2025. While at the Company, Ms. Stevens has led key strategic transformations that helped the Company optimize its operations and strengthen its financial foundation. Prior to joining the Company, Ms. Stevens held finance leadership roles at a variety of companies, including Intel Corp. and PricewaterhouseCoopers LLP. On March 11, 2026, Ms. Stevens submitted her resignation to the Company, effective March 29, 2026, to pursue another opportunity.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the compensation program for our Named Executive Officers, and includes persons who served in the following officer capacities as of the end of, or during, our fiscal year ending January 3, 2026 ("fiscal 2025" or the "last completed fiscal year"): Principal Executive Officer, Principal Financial Officer, and the next three most highly compensated executive officers. Our Named Executive Officers for fiscal 2025 were:

Named Executive Officer	Office Held
Ford Tamer	President and Chief Executive Officer
Lorenzo Flores	Senior Vice President, Chief Financial Officer[1]
Erhaan Shaikh	Senior Vice President, Worldwide Sales[2]
Esam Elashmawi	Senior Vice President, Chief Strategy and Marketing Officer
Pravin Desale	Senior Vice President, Research and Development
Tonya Stevens	Interim Chief Financial Officer[3] Corporate Vice President, Chief Accounting Officer

(1) Mr. Flores was hired as Senior Vice President, Chief Financial Officer on February 10, 2025.
(2) Mr. Shaikh was promoted to Senior Vice President, Worldwide Sales on February 10, 2025.
(3) Ms. Stevens was our Interim Chief Financial Officer from October 11, 2024 through February 9, 2025.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during the last completed fiscal year. It also provides an overview of our executive compensation philosophy, core principles, and objectives. Finally, it analyzes how and why the Compensation Committee arrived at the specific compensation determinations for our Named Executive Officers for the last completed fiscal year, including the key factors that the Compensation Committee considered in deciding or making recommendations to our Board of Directors with respect to their compensation.

Executive Summary

As discussed in our 2025 Proxy Statement, we navigated a significant transition in several key leadership roles during 2024 and early 2025, and the Board and Compensation Committee took actions to recruit and retain the leadership talent needed to position the Company for the future. In February 2025, the Company appointed Lorenzo Flores as Senior Vice President and Chief Financial Officer and promoted Erhaan Shaikh to Senior Vice President, Worldwide Sales, further strengthening accountability across finance and commercial operations and reinforcing execution against the Company's growth priorities. Following the leadership transition, the Company focused on advancing its next phase of growth under CEO Ford Tamer, with prior-year retention actions supporting stability and zero Executive Leadership Team attrition after the leadership transition period was complete. These attraction and retention actions provided leadership strength and continuity during a critical phase of strategic refinement and execution and form an important backdrop to the Compensation Committee's fiscal 2025 compensation decisions described below.

Consistent with this context, the Compensation Committee (and, in the case of our CEO, the independent members of the Board upon the recommendation of the Compensation Committee and advice of its independent compensation consultant) continued to apply a pay-for-performance philosophy in 2025. The

Committee maintained competitive pay practices while reinforcing operational discipline, long-term alignment, and retention. The principal compensation actions for the last completed fiscal year for our Named Executive Officers are summarized below and presented in detail in the following sections of this CD&A:

2025 Compensation Actions

- *No Adjustments to or Additional CEO Compensation in 2025 —* As provided in the compensation package awarded to Mr. Tamer in 2024, the Board of Directors made no adjustments to Mr. Tamer's base salary or short-term incentive bonus target, and did not grant additional equity compensation awards to Mr. Tamer in 2025.

- *Increased the CEO stock ownership requirements to 5x base salary —* To align with best practices and industry benchmarking, the CEO stock ownership requirement was increased from 3x base salary to 5x base salary.

- *No Discretionary One-Time Equity Awards —* Consistent with our compensation philosophy that special and one-time awards are granted only in limited circumstances, other than the new-hire and promotion-related equity packages for critical leadership roles described below, the Compensation Committee did not grant any discretionary, special or one-time equity awards to Named Executive Officers in 2025 outside of our broad-based employee programs.

- *Base Salary Adjustments —* The Compensation Committee approved modest base salary adjustments for certain Named Executive Officers based on changes in responsibilities, individual performance, and market benchmarks, excluding the CEO and newly hired or promoted executives. See *Compensation Elements – Base Salary* in this CD&A.

- *Short-Term Corporate Incentive Awards - 2025 Corporate Incentive Plan —* Approved the 2025 Corporate Incentive Plan, which linked payouts to achievement of key financial metrics (revenue and operating income) and corporate management business objectives. No discretionary adjustments or individual performance modifications were made to the plan results or Named Executive Officer Corporate Incentive Plan incentive payments in fiscal 2025. For employees at the Vice President level and above, Corporate Incentive Plan payouts were delivered in equity, which reinforces long-term alignment with stockholder value. See *Compensation Elements – Annual Corporate Incentive Compensation* in this CD&A.

- *Long-Term Incentive Compensation Awards —* Our long-term incentive program remained heavily weighted toward equity awards, with more than 57% of Named Executive Officer equity awards delivered in performance-based awards tied to stockholder-aligned metrics such as relative Total Shareholder Return ("TSR") and revenue growth. See *Compensation Elements – Long-Term Incentive Compensation* in this CD&A.

- *New Hire and Promotion Compensation —* In connection with the appointment of Lorenzo Flores as Chief Financial Officer and the promotion of Erhaan Shaikh to Senior Vice President, Worldwide Sales, the Committee approved compensation packages designed to attract and retain key talent and align their long-term incentives with the Company's strategic growth objectives.

- *Modification of Revenue Growth PRSUs —* Revenue Growth awards granted to Mr. Tamer in 2024 and executive officers in 2024 and February 2025 were designed to drive double-digit revenue growth and accelerate progress towards achieving our long-term strategy.

Key Features of the Revenue Growth PRSUs

✓ Revenue growth PRSUs granted to align executive team and develop cohesive focus on top-line growth

✓ Challenging and transformational goals with a high level of difficulty to achieve

✓ Annual revenue growth must exceed a relative industry benchmark to be eligible to vest

✓ Each tranche measures year-over-year revenue growth and is evaluated independently

✓ Emphasizes sustained, long-term year-over-year growth with four performance periods from 2026 to 2029

As discussed in our proxy statement last year, on February 28, 2025, the Compensation Committee refined certain terms of the Revenue Growth PRSUs including the modification of the timing of the revenue growth measurement periods of these awards to better align with the Company's growth strategy and execution timeline under its new executive team. These refinements did not increase award size, reduce performance rigor, change the underlying revenue growth performance criteria, or alter the long-term, multi-year performance focus of the awards. A detailed description of the modifications made to the Revenue Growth PRSUs is provided below.

Revenue Growth PRSU	Changes	Rationale
Measurement Periods	Initial measurement period shifted from FY2025 to FY2026, and the last measurement period shifted from FY2028 to FY2029.	The Compensation Committee shifted the measurement periods to better align the awards with the Company's growth strategy under its new executive team, while continuing to emphasize long-term, multiyear performance.
Vesting Period	Modified from vesting 13 months after the completion of a measurement period to a vesting date that occurs at the later of the filing date of the Company's 10-K for the applicable measurement period, or the date the Gartner Non-Memory Semiconductor Revenue Growth benchmark is published for the appliable measurement period.	The vesting period was shifted to align with the measurement period of each tranche and better align pay with performance. The retentive nature of the awards remained consistent as the total performance period of the awards remains 5 years, with four annual vesting periods from 2027-2030.
Revenue Growth Targets and Industry Growth Benchmark Threshold	None.	The Compensation Committee did not modify the rigor of the performance requirements, which includes the guardrail of requiring performance above the Gartner Non-Memory Semiconductor Revenue Growth benchmark.
Size of Awards	None.	The intention of the modification was not to increase the size of the awards.

Threshold performance (minimum growth of 5%) results in a partial tranche payout (25% of target payout). Target performance (minimum growth of 10%) results in a full tranche payout. Maximum performance (minimum growth of 25%) results in an above-target tranche payout, subject to caps established at grant (250% of target payout). Payment for performance at points between the threshold, target, and maximum performance levers are calculated using straight-line interpolation. No payout is earned for a measurement year if the revenue growth threshold is not achieved.

Importantly, payout eligibility is further conditioned on the Company's revenue growth exceeding the Gartner Non-Memory Semiconductor Revenue Growth benchmark growth rate, such that threshold performance requires both positive revenue growth and relative market outperformance. The Compensation Committee believes this relative growth requirement appropriately guards against payouts in periods of favorable industry-wide growth and ensures alignment with stockholder value creation through competitive performance.



Illustrative Revenue Goals ($MMs)

Notes to chart: The revenue figures shown in the chart are illustrative and reflect hypothetical outcomes under the award design; they are not intended to represent financial guidance, projections, or forecasts of future Company performance. Threshold, target and maximum revenue values assume growth if the respective performance level is attained for every tranche (i.e., resulting threshold revenue of $636M depicted in chart in 2029 assumes growth if threshold is achieved for all four tranches). Growth must exceed the Gartner Non-Memory Semiconductor Revenue market benchmark. Even if relative outperformance is achieved, awards may not pay out based on the threshold requirement.

(1) Actual annual target goals will reflect growth targets based off prior year achievement and, as such, may vary based on actual achievement.

▪ *Go for Gold Program —* In 2025, the Compensation Committee approved a Company-wide performance-based equity program we call "Go for Gold." The program is designed with ambitious revenue growth objectives that extend revenue growth alignment beyond the executive team and galvanize broad organizational focus on disciplined top-line growth. All eligible employees participate except for the CEO and CFO. Our Named Executive Officers other than our CEO and CFO received awards with a target grant value of $300,000. The purpose of their inclusion was to reinforce alignment across leadership levels and to motivate Company-wide execution of shared revenue objectives, while remaining modest in scale relative to each executive's overall long-term incentive opportunity.

Key Features of Go for Gold Program

✓ Directly tied to revenue growth to drive business performance and align employee incentives with stockholder value

✓ Balanced structure with two independent measurement periods

✓ Upside potential while maintaining prudent thresholds

✓ Multi-year grant retains key talent and promotes sustained top-line growth

Broad-based Participation	Metric: Revenue Growth	Threshold/Max[1]	Rationale
Approximately 96% of employees at fiscal year-end participate, other than our CEO and CFO	Tranche 1: 2026 vs 2025 Tranche 2: 2027 vs 2026	Tranche 1: revenue growth payout threshold of 10% and payout maximum at or above 25% growth Tranche 2: revenue growth payout threshold of 10% and payout maximum at or above 15.6% growth	Increase employee participation, alignment, and motivation toward achieving results and outcomes that are in the long-term interests of our stockholders

(1) The Compensation Committee determined that disclosing the specific target levels for ongoing performance periods provides competitively sensitive insight into the Company's near-term operating expectations. In establishing those targets, the Compensation Committee considered historical Company revenue performance, industry growth expectations, and internal operating plans, and determined that achievement of target performance would require meaningful execution against the Company's immediate strategic initiatives and revenue growth above recent historical levels.

The threshold, target, and maximum performance levels were established at the time of grant based on then-current consensus growth expectations. Threshold performance results in partial payout, target performance results in full payout, and maximum performance results in above-target payout. No payout is earned if threshold growth is not achieved. Payment for performance at points between the threshold, target, and maximum performance levers are calculated using straight-line interpolation.

▪ *How our Revenue Growth PRSUs and Go for Gold Program Complement Each Other*

The Revenue Growth PRSUs and the Go for Gold awards are directionally aligned to serve related but distinct purposes within the Company's compensation framework.

The Revenue Growth PRSUs are long-duration, executive-focused awards designed to drive sustained multi-year revenue growth and outperformance relative to market benchmarks. These awards emphasize durability of performance over an extended time horizon and align executive incentives directly with long-term strategic growth objectives.

The Go for Gold program is a broad-based initiative designed to extend revenue growth alignment across the organization and reinforce near- to mid-term execution priorities during a defined phase of the Company's growth strategy. The program emphasizes organization-wide focus and accountability over two annual measurement periods.

Together, these programs align both executive leadership and the broader workforce around disciplined revenue growth while maintaining distinct time horizons, scopes of participation, and performance structures. The Compensation Committee believes this dual structure appropriately supports execution against strategic growth objectives and reinforces long-term stockholder value creation.

Compensation Program Design

Aligning Pay and Performance

Our executive compensation program is driven by our pay-for-performance philosophy. As a result, we structure a significant portion of our Named Executive Officers' target total direct compensation with variable elements tied to our performance. In addition, we set challenging target and threshold performance goals under our variable compensation plans to ensure that compensation is earned based upon exceptional performance against pre-established financial, operational and strategic goals.

In fiscal 2025, our program continued to emphasize long-term incentives in the overall pay mix, with meaningful performance-based equity opportunities. The following charts illustrate that a significant part of our Named Executive Officer's target total direct compensation for 2025 year was performance-based, "at-risk" variable compensation (totals in chart may not equal 100% due to rounding).



No equity awards were made to our CEO in 2025, consistent with his 2024 hiring multi-year compensation package, which represented both prorated 2024 and 2025 equity compensation.
For illustrative purposes, if we include the pro-rated portion of our CEO's annual equity compensation grants made upon his hiring in 2024 but intended to cover 2025 (such pro-rated amount being approximately $10 million at time of grant), over 93% of his fiscal 2025 target total direct compensation would be considered "at-risk" variable compensation.
47%
0%
CEO
53%
Base Salary
CIP Incentive
Time-Based RSA/RSUs
Performance RSUs
8%
7%
43%
CEO
(pro forma)
42%

The independent directors made no equity awards to Mr. Tamer, our CEO, in 2025, consistent with the multi-year compensation package approved at the time of his hiring in 2024, which represented both the prorated 2024 and 2025 annual equity compensation. As a result, his summary compensation and pay mix disclosures for fiscal 2025 reflect a lower level of reported compensation than would be expected in a typical year and are not indicative of the Company's intended ongoing compensation structure or future target pay mix for the CEO.



For our other Named Executive Officers, on average, 94% of their target total direct compensation for fiscal 2025 was performance based or otherwise ''at-risk'' variable compensation. To better reflect ongoing compensation structure, this chart excludes Mr. Flores' one-time sign-on bonus and excludes Ms. Stevens' compensation for the brief period in fiscal 2025 that she was Interim CFO.

Executive Compensation-Related Policies and Practices

We endeavor to align our executive compensation policies and practices with our governance standards. The Compensation Committee evaluates our executive compensation program on a regular basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our executive compensation and related governance policies and practices that were in place in the fiscal year:

COMPENSATION OVERSIGHT	
Independent Compensation Committee	The Compensation Committee is comprised solely of independent directors who have established effective means for communicating with our stockholders regarding their executive compensation views and concerns, as described in this Proxy Statement.
Independent Compensation Advisor	The Compensation Committee engaged an external compensation consultant to assist with its fiscal year compensation review. This consultant performed no other consulting or other services for us during the fiscal year.
EVALUATION AND DESIGN OF COMPENSATION PROGRAM	
Annual Compensation Review	The Compensation Committee conducts an annual review of our compensation strategy, including a review of our compensation peer group used for comparative purposes.

Annual Compensation-Related Risk Assessment	The Compensation Committee regularly reviews our compensation-related risk profile and has determined that there are no compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.
Performance-Based Equity Awards	Substantial majority of target total direct compensation for our Named Executive Officers is delivered in performance-based PRSUs, reinforcing our pay-for-performance philosophy and long-term stockholder alignment, as illustrated in the pay mix charts above (and for our CEO, considering new hire grants related to the year they were intended to cover as described above).
No Special Retirement or Pension Plans	We do not currently offer, nor do we have plans to provide any retirement plans to our executive officers that are not available to similarly situated employees, including pension arrangements, defined benefit retirement plans or nonqualified deferred compensation plans or arrangements to our executive officers.
COMPENSATION-RELATED POLICIES	
Policy on Stockholder Advisory Vote on Named Executive Officer Compensation	We conduct an annual stockholder advisory vote on our Named Executive Officer compensation.
Stock Ownership Policy	We maintain robust stock ownership requirements for our CEO, our Section 16 officers, and the non-employee members of our Board of Directors. In 2025, the independent directors of the Board, at the recommendation of the Compensation Committee, increased the CEO stock ownership requirements to 5x base salary from 3x base salary.
Executive Compensation Recovery ("Clawback") Policy	We maintain a clawback policy providing for the recovery of incentive compensation awarded or paid to our CEO and other executive officers if the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the securities laws.
No Stock Option Repricing	Our equity incentive plans expressly prohibit the repricing of stock options without stockholder approval.
Hedging and Pledging Prohibitions	Our insider trading policy prohibits short sales, trading in derivative securities, entering into hedging transactions, pledging our securities as collateral for loans and holding our securities in margin accounts.

"Double-Trigger" Change in Control Arrangements	Our change in control compensation arrangements with our executive officers generally are "double-trigger" arrangements that require both a change in control of the Company plus a qualifying termination of employment before payments and benefits are paid, subject to the terms of our equity plans that apply to all employees.
Limited Tax "Gross-Ups"	We do not provide any tax "gross-ups" that may arise due to the application of Sections 280G and 4999 of the Internal Revenue Code (the "Code") to our executive officers. We do not provide any other tax "gross-ups" to our executive officers, other than in connection with standard relocation benefits.
Succession Planning	We have an executive assessment process to ensure oversight of performance and maintain a consistent succession planning process that is reviewed at least annually.

Stockholder Advisory Vote on Named Executive Officer Compensation

We hold an annual, non-binding advisory vote on Named Executive Officer compensation. At our 2025 Annual Meeting, our Say-on-Pay proposal received support of approximately 56%. The Compensation Committee and Board considered this outcome, together with feedback from the stockholder outreach described under "2025 Say-on-Pay Vote Responsiveness and Stockholder Outreach" earlier in this Proxy Statement, in evaluating our executive compensation program and disclosure for the last completed fiscal year. Please see "*2025 Say-on-Pay Vote Responsiveness and Stockholder Outreach*" for more information regarding how we responded to our 2025 say-on-pay vote.

In addition, consistent with the recommendation of our Board of Directors and the preference of our stockholders as reflected most recently in the non-binding, advisory vote on the frequency of future Say-on-Pay votes held at our 2023 Annual Meeting of Stockholders, we continue to hold an annual Say-on-Pay vote.

Compensation Philosophy

Our executive compensation program is heavily weighted towards performance-based, variable, equity compensation to reinforce the following principles:

▪ Alignment with long-term stockholder interests, including increasing our long-term stock price performance relative to our peers;

▪ Attracting, motivating, and retaining a high-performing executive team and providing incentives related to our high expectations for that team;

▪ Rewarding our senior executives for achieving near and long-term business goals, including increasing our revenue and profitability, and meeting the corporate stewardship priorities outlined in our management business objectives;

- Measuring our senior executives' performance primarily by business results linked to our stockholders' interests;

- A program and components that have appropriate maximum payout opportunities which avoid unusually large payouts unless warranted; and

- A program that is rigorous, can be understood by our stakeholders, and is not overly complex.

The Compensation Committee recognizes that special or one-time equity awards receive heightened stockholder scrutiny. Accordingly, the Compensation Committee does not expect to grant special awards on a recurring basis and considers special awards only in limited circumstances where the Compensation Committee determines they are necessary to advance long-term stockholder objectives (including executive retention in a competitive environment) and are accompanied by clear rationale, rigorous design features, and appropriate governance oversight.

Consistent with these principles, we seek to directly link the cash-based variable compensation of our Named Executive Officers to our short-term or annual performance, while we align longer-term incentives, such as equity compensation, with the objective of enhancing stockholder value over the long term. In 2025, the Compensation Committee decided to, as permitted by the terms of our Corporate Incentive Plan that is typically cash-based, pay out the 2025 Corporate Incentive Plan awards in equity for all employees Vice President level and above. We believe the use of equity compensation, including performance-based equity compensation, strongly links the interests of our Named Executive Officers to the interests of our stockholders.

In addition, we seek to align our total compensation packages with the competitive market (as represented by our compensation peer group and selected broad-based compensation surveys) to ensure that we can continue to attract, motivate, and retain our senior executives who we believe are critical to our success. Keeping that in mind, we seek to accomplish our executive compensation goals while maintaining appropriate levels of internal pay equity, both between our CEO and our other senior executives, and between our senior executives and our non-executive employees, and by considering our organizational structure, our stage in the company's life cycle, affordability, and the dilutive effect on our stockholders.

The Compensation Committee considers whether the design of our incentive programs could encourage excessive risk-taking and believes our program structure promotes disciplined decision-making and sustainable performance through multi-year equity vesting, capped payout opportunities, balanced mix of financial and operational performance metrics and short-term and long-term goals, and governance policies such as stock ownership guidelines, anti-hedging restrictions and clawback provisions.

Compensation-Setting Process

Role of the Compensation Committee

Generally, the Compensation Committee manages the responsibilities of our Board of Directors relating to our executive officer compensation. The Compensation Committee has overall responsibility for overseeing our compensation and benefits policies, and overseeing and evaluating the compensation plans, policies, and practices applicable to our executive officers.

The Compensation Committee makes recommendations to the independent members of the Board of Directors regarding our CEO compensation, and approves the compensation for our other executive officers, including the other Named Executive Officers. The independent members of our Board of Directors make all final decisions regarding our CEO compensation.

In carrying out its responsibilities and making decisions and recommendations with respect to executive compensation, the Compensation Committee evaluates whether our compensation policies and practices reflect our executive compensation philosophy; seeks to make decisions that further our philosophy and align with best compensation practices; carefully reviews and assesses the feedback received from stockholders; and reviews the performance of our CEO and executive officers.

Each year, the Compensation Committee evaluates our executive compensation program and executive officer compensation arrangements to determine if any changes are appropriate. The Compensation Committee's authority, duties and responsibilities are further described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available at https://ir.latticesemi.com/investor-overview/highlights.

The Compensation Committee engages an independent compensation consultant (as described below) to support its review and assessment of our executive compensation program; however, the Compensation Committee exercises its own judgment in making final decisions and recommendations with respect to the executive compensation.

Role of Management

In discharging its responsibilities, the Compensation Committee works with our CEO and management team, who assist by providing information on corporate and individual performance, market compensation data, and management's perspective on compensation matters. The Compensation Committee solicits and reviews our CEO's proposals with respect to program structures, as well as our CEO's recommendations for adjustments to annual cash compensation, long-term incentive compensation opportunities, and other compensation-related matters for our other executive officers based on our CEO's evaluation of their performance for the prior year.

The Compensation Committee reviews and discusses our CEO's proposals and recommendations and considers them as one factor in determining and approving the compensation of our other executive officers. Our CEO also attends meetings of our Board of Directors and the Compensation Committee at which executive compensation matters are addressed, except with respect to discussions involving his own compensation.

For the 2025 Corporate Incentive Plan, the target annual incentive award for each of our Named Executive Officers could be adjusted up or down, up to 100% of target award, based on an assessment of his or her individual contributions during the year. At the beginning of the year, our CEO meets with each executive officer to review his or her prior year performance and to discuss performance expectations of his or her respective business unit or function and such unit or function's contributions to our current year results. These discussions form the basis for the performance evaluation with respect to his or her target annual incentive plan award. In the case of our CEO, these discussions are held with the independent members of our Board of Directors. No discretionary adjustments were made to annual incentive plan awards for the last completed fiscal year.

Role of Compensation Consultant

The Compensation Committee engages an external compensation consultant to assist it by providing information, analysis, and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. The compensation consultant reports directly to the Compensation Committee and its chair, and serves at the discretion of the Compensation Committee, which reviews the engagement annually.

In the last completed fiscal year, the Compensation Committee engaged Semler Brossy, a national compensation consulting firm, to serve as its compensation consultant to advise on executive compensation matters, including competitive market pay practices for our executive officers, and assist with the data analysis and selection of the compensation peer group.

During the last completed fiscal year, Semler Brossy attended the meetings of the Compensation Committee (both with and without management present) as requested and provided various services including the following:

- consultation with the Compensation Committee chair and other members between Compensation Committee meetings;

- an analysis of competitive market data for our executive officer positions and evaluation of how the compensation we pay our executive officers compares both to our performance and to how the companies in our compensation peer group and/or in selected broad-based compensation surveys compensate their executives;

- a review of and research on the composition of various alternative compensation peer groups;

- an assessment of executive compensation trends within our industry, and an update on corporate governance and regulatory issues and developments;

- an analysis of competitive market data for the compensation of non-employee members of our Board of Directors;

- an analysis of competitive market data for compensation plans, programs and policies;

- support evaluating compensation program-related feedback from stockholder engagement; and

- support on other ad hoc matters.

The Compensation Committee has evaluated its relationship with Semler Brossy to ensure that it believes that Semler Brossy is independent from management. This evaluation included a review of Semler Brossy's services for last completed fiscal year, their quality, and the associated fees. Based on this review, as well as consideration of the factors affecting independence set forth in Exchange Act Rule 10C-1(b)(4), Rule 5605(d)(3)(D) of the Nasdaq Marketplace Rules and such other factors as were deemed relevant under the circumstances, the Compensation Committee has determined that no conflict of interest was raised as a result of the work performed by Semler Brossy.

Competitive Positioning

The Compensation Committee believes that peer group comparisons are useful guides to measure the competitiveness of our executive compensation program and related policies and practices. In evaluating competitive positioning, the Compensation Committee also considered stockholder feedback emphasizing the importance of market alignment and transparent benchmarking practices when assessing executive compensation decisions. For purposes of assessing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a select group of peer companies.

This compensation peer group consists of technology companies that are similar to us in terms of revenue, market capitalization, and industry focus, and who hire executive talent comparable to our executives. The Compensation Committee uses competitive data drawn from this compensation peer group to help it analyze the compensation of our executive officers and make compensation decisions. However, the competitive data drawn from this compensation peer group is only one of several factors that the Compensation Committee considers in making its decisions with respect to the compensation of our executive officers.

The Compensation Committee, with the assistance of our compensation consultant, reviews our compensation peer group at least annually and adjusts its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group. In August 2024, for the purposes of informing fiscal 2025 compensation decisions, the Compensation Committee determined no modifications were needed to the compensation peer group, which consisted of the following companies as our peer group:

Axcelis Technologies, Inc.	Semtech Corporation
Cirrus Logic, Inc.	Silicon Laboratories
Diodes Incorporated	Skyworks Solutions, Inc.
MACOM Technology Solutions	Synaptics Incorporated
MaxLinear, Inc.	Teradyne Inc.
Monolithic Power Systems, Inc.	Universal Display Corporation
Nanometrics Incorporated	Wolfspeed Inc.
Power Integrations, Inc.	

As part of its annual executive compensation review for the purposes of informing fiscal 2025 compensation decisions, the Compensation Committee used data gathered by Semler Brossy from the public filings of the companies in our compensation peer group, as well as data from special data cuts drawn from the Radford 2024 Global Technology Survey of companies that are similar to us in revenue, market capitalization and industry focus for purposes of providing additional perspective in the case of executive positions where the compensation peer group offered a limited number of relevant data points. This data permitted the Compensation Committee to evaluate the competitive market when formulating its recommendations for the total direct compensation package of our executive officers, including base salary, target annual cash incentive awards and long-term incentive compensation.

In July 2025, the Compensation Committee re-evaluated our peer group and approved certain updates to the peer group to better reflect the Company's industry, revenue, market cap, and strategic focus. These changes will apply to fiscal 2026 compensation decisions. The Committee, in consultation with our compensation consultant, removed Axcelis Technologies, Inc., Wolfspeed Inc., and Teradyne Inc., as they no longer aligned to the criteria used to select peers, and added Allegro MicroSystems, Inc., Astera Labs, Inc., Credo Technology Group Holding Ltd., Impinj, Inc., and Rambus Inc., based on their industry, revenue, and size.

Setting Target Total Direct Compensation

The Compensation Committee, with the assistance of its independent compensation consultant, reviews the base salary levels, annual short-term incentive opportunities, and long-term incentive compensation opportunities of our executive officers and all related performance criteria at the beginning of each year and in connection with new hiring, or more frequently as warranted.

The Compensation Committee does not establish a specific target for formulating the total direct compensation opportunities. In making its recommendations about our CEO compensation and its decisions about our other executive officer compensation, the members of the Compensation Committee rely primarily on their general experience and subjective considerations of various factors, including the following:

- our executive compensation program objectives and compensation philosophy;

- our performance against the financial, operational and strategic objectives proposed in conjunction with management and approved by the Compensation Committee and our Board of Directors;

- each individual executive officer's knowledge, skills, experience, qualifications, and tenure relative to other similarly situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- the scope of each executive officer's role and responsibilities compared to other similarly situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- the prior performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function and work as part of a team;

- the potential of each individual executive officer to contribute to our long-term financial, operational and strategic objectives;

- our CEO's compensation relative to that of our other executive officers, and compensation parity among our executive officers;

- our financial performance relative to our peers, including the relative shareholder return of the Company and other companies;

- the compensation practices of our compensation peer group and the companies in selected broad-based compensation surveys and the positioning of each executive officer's compensation in a ranking of these companies' compensation levels based on an analysis of competitive market data;

- the data, analysis, and advice provided by our independent compensation consultant;

- the feedback received from stockholders regarding our executive compensation program; and

- the recommendations of our CEO with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decision-making and final decisions and recommendations regarding our CEO and other executive officer compensation opportunities. No single factor is determinative in setting compensation levels, nor is the impact of any individual factor on the determination of pay levels quantifiable.

The Compensation Committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in developing its compensation decisions and recommendations. In making its decisions and recommendations, which are subjective in nature, the members of the Compensation Committee consider all of this information in light of their individual experience, knowledge of the Company, knowledge of the competitive market, business judgment, and knowledge of each executive officer's role, responsibilities, knowledge, skills, experience, qualifications and tenure.

The Compensation Committee reviews available industry and peer group compensation information to assess our compensation levels and utilizes this information to make compensation decisions and recommendations with respect to our CEO and executive officers. In making its determinations, the

Compensation Committee reviews information summarizing the compensation paid at our compensation peer companies, to the extent that the executive positions at these companies are considered comparable to our positions and informative of the competitive environment, and more broad-based compensation surveys to gain a general understanding of market compensation levels.

Compensation Elements

The principal elements of our executive compensation program for the last completed fiscal year for our Named Executive Officers are set forth in the following table, each of which is described in more detail below. The Compensation Committee considers the factors described under "*Compensation-Setting Process – Setting Target Total Direct Compensation*" above to determine the form and amount of each element of compensation similarly for our Named Executive Officers.

The following table sets forth information regarding each individual compensation element, including a description of each element and a summary of the element's key objectives.

Compensation Element	Description	Element Objectives
Base Salary	▪ Fixed cash compensation based on the Named Executive Officer's role, responsibilities, competitive market positioning and individual performance	▪ Attract and retain key executive talent ▪ Provide a specified level of cash compensation for the Named Executive Officer's performance of his or her responsibilities
Annual Corporate Incentive Compensation	▪ Annual incentive with target award amount for each Named Executive Officer; actual awards may be higher or lower than target based on business and individual performance ▪ Provided under our Corporate Incentive Plan	▪ Attract and retain key executive talent ▪ Encourage and reward individual contributions and achievement of annual corporate performance objectives
Long-Term Incentive Compensation	▪ Long-term equity awards granted in the form of time-based RSU awards, and PRSU awards; actual PRSU awards earned may be higher or lower than target based on our performance	▪ Attract and retain key executive talent ▪ Drive top-tier performance and focus on sustained long-term success ▪ Enhance stock ownership and align with stockholder interests

Base Salary

Base salary represents the fixed portion of the compensation of our Named Executive Officers and is an important element of compensation intended to attract and retain highly talented individuals.

Generally, we use base salary to provide each Named Executive Officer with a specified level of cash compensation during the year with the expectation that he or she will perform his or her responsibilities to the best of his or her ability and in our best interests.

Generally, the Compensation Committee reviews the base salaries of our executive officers each year as part of its annual review of our executive compensation program, with input from our CEO (except with respect to his own base salary) and considers making adjustments as it determines to be reasonable and necessary to reflect the scope of an individual's experience, performance, individual contributions and responsibilities, position in the case of a promotion and market conditions.

In February 2025, the Compensation Committee reviewed the base salaries of our Named Executive Officers, excluding Mr. Tamer, our CEO, as his 2025 Base salary was set at the time of his appointment in September 2024, and Ms. Stevens, as her post Interim CFO compensation for 2025 was set in October 2024. During the review, the Compensation Committee took into consideration a competitive market analysis prepared by Semler Brossy and the recommendations of the CEO, as well as the other factors described in "*Compensation-Setting Process – Setting Target Total Direct Compensation*" above. The Compensation Committee adjusted the base salaries of the applicable Named Executive Officers to better align their base salaries with the competitive market.

The base salaries of our Named Executive Officers for the last completed fiscal year were as follows:

Named Executive Officer	Fiscal 2024 Base Salary ($)	Fiscal 2025 Base Salary[(1)(4)] ($)	Percentage Adjustment
Ford Tamer[(2)] President & CEO	800,000	800,000	—
Lorenzo Flores[(3)] SVP & CFO	N/A	600,000	N/A
Erhaan Shaikh[(4)] SVP Worldwide Sales	N/A	440,000	N/A
Esam Elashmawi SVP Strategy & Marketing	541,000	562,600	4.0%
Pravin Desale SVP R&D	416,000	460,100	10.6%
Tonya Stevens[(5)] Interim CFO	450,000	425,000	-5.6%

(1) Base salaries were effective April 1, 2025, except as noted herein.
(2) Mr. Tamer's base salary was effective on his start date, September 16, 2024. No adjustment was made in 2025.
(3) Mr. Flores's base salary was effective on his start date, February 10, 2025.
(4) Mr. Shaikh's base salary was effective on his promotion date, February 10, 2025. Mr. Shaikh was not a NEO in 2024, so his 2024 base salary is not disclosed.
(5) Ms. Stevens acted as our Interim CFO from October 10, 2024 to February 9, 2025, and her annualized base salary during that period of service was set at $450,000. After her period of service as our Interim CFO, Ms. Stevens was appointed Corporate Vice President, Chief Accounting Officer, and her annualized base salary was set at $425,000, effective February 10, 2025.

The actual base salaries paid to our Named Executive Officers in the last completed fiscal year are set forth in the "2025 *Summary Compensation Table*" below.

Annual Corporate Incentive Compensation

In fiscal 2025, we implemented an annual corporate incentive program in which all of our non-sales employees (including our Named Executive Officers) were eligible to participate to achieve our annual business goals. In December 2024, the Compensation Committee approved the 2025 Corporate Incentive Plan to provide incentives for these employees to meet or exceed the principal business objectives set forth in our annual operating plan for fiscal 2025. Under the 2025 Corporate Incentive Plan, annual incentive award payments were to be funded based on our level of achievement of pre-established corporate performance goals and then subject to potential adjustment for individual performance as described below.

Target Annual Incentive Awards

Under the 2025 Corporate Incentive Plan, each Named Executive Officer's target annual incentive award was to be based upon a specific percentage of his or her earned annual base salary as reflected in the following table:

Named Executive Officer	Target Annual Incentive (% of Earned Base Salary)
CEO	125%
Other NEOs[1]	85%

(1) Ms. Stevens 2025 Corporate Incentive Plan opportunity was set at 70% on a prorated basis for her period of service as our Interim CFO through February 9, 2025, and at 50% for the remainder of fiscal 2025.

Corporate Performance Objectives

Each Named Executive Officer was eligible to receive an annual incentive award payment under the 2025 Corporate Incentive Plan based upon his or her individual performance and the attainment of one or more corporate performance components that were established by the Compensation Committee, and which related to both financial and operational objectives.

In December 2024, the Compensation Committee selected three equally weighted performance components for the 2025 Corporate Incentive Plan: (i) non-GAAP operating income, (ii) revenue, and (iii) management business objectives. The Compensation Committee believed these components were appropriate because, in its view, they continued to be the best indicators of successful execution of our annual operating plan and provided a strong emphasis on growth while managing expenses and strengthening our customer and employee relationships, which it believed would most directly influence the creation of sustainable long-term stockholder value.

Under the 2025 Corporate Incentive Plan, the maximum payout percentage for the non-GAAP operating income, revenue, and management business objectives components was 200%. The total maximum payout under the 2025 Corporate Incentive Plan was 200%.

2025 Corporate Incentive Plan Components:

- "non-GAAP operating income" component meant our operating income determined under GAAP, excluding stock-based compensation, certain restructuring charges, expenses incurred in connection with mergers, acquisitions, or other similar corporate transactions, and accrual and payment of incentives under the 2025 Corporate Incentive Plan; and

- "revenue" component meant our GAAP revenue, as reflected in our audited financial statements for fiscal 2025.

The Compensation Committee selected non-GAAP operating income because it is a key profitability metric used in the Company's internal operating plan and reflects core operating performance, excluding items that may not be indicative of ongoing results. For a reconciliation of GAAP to non-GAAP results, see Appendix A "Non-GAAP Reconciliation" to this proxy statement.

The Compensation Committee established threshold, target, and maximum achievement levels for each of the two financial performance components. In establishing the fiscal 2025 financial component targets, the Compensation Committee considered the Company's fiscal 2024 performance, prevailing industry conditions, and the Company's operating plan for fiscal 2025. The Committee determined that the fiscal 2025 targets appropriately reflected the Company's updated operating outlook and continued to require meaningful year-over-year improvement and disciplined execution in order to achieve target payout.

To the extent that performance for either component was below the threshold performance level, there would be no payment with respect to that component. In addition, the potential payment for any such component was capped at the maximum performance level. Achievement levels and payment percentages for performance between the threshold and maximum performance levels were set forth in a matrix approved by the Compensation Committee. Payment for performance at points between those reflected in the matrix were to be calculated using straight-line interpolation.

The resulting performance levels for the two financial performance components were as follows:

Non-GAAP Operating Income

Attainment vs. Plan	Amount	Payout Percentage
Threshold	$100 million	0%
Target	$153 million	100%
Maximum	$234 million	200%

Revenue

Attainment vs. Plan	Amount	Payout Percentage
Threshold	$416 million	0%
Target	$520 million	100%
Maximum	$676 million	200%

The Compensation Committee also determined that the minimum threshold for either the non-GAAP operating income component or the revenue component must be attained for there to be any payout with respect to the management objectives component.

In setting the fiscal 2025 revenue and non-GAAP operating income targets, the Compensation Committee required performance above the Company's actual fiscal 2024 results, reflecting an expectation of continued growth and disciplined operating execution in a transitional year.

- "management business objectives" component was based on the achievement of objectives related to our strategic pillars. The table below summarizes the principal objective categories considered by the Compensation Committee. Within these categories, the Committee evaluates performance against rigorous, detailed internal milestones and operational criteria that are not publicly disclosed due to competitive sensitivity.

Management Business Objectives

Strategic Pillar	Objective
Grow in our Traditional Markets	Drive design win growth above a specified level through the achievement of certain design win goals
Expand Into New Markets & Customers	Expand serviceable addressable markets through successful execution of new product platforms, including the Lattice Avant™ product platform, and the launch of an Edge AI solution
Deliver Innovative Solutions	Deliver new products on a fast cadence and deliver certain application specific solutions to customers
Create Sustainable Value	Deliver fiscal gross margin above a pre-established target, including through average sales price expansion
Build a High Performing Team	Achieve high employee engagement and retention, implement productivity initiatives, and demonstrate continued corporate stewardship progress

These management business objectives were chosen to reinforce operational stability and support future revenue growth during a period of strategic refinement, meet execution commitments on our new product platform, drive new product adoption, help enhance employee engagement and development, and further our corporate stewardship initiatives.

Individual Performance Modifier

In addition to our actual results as measured against the corporate performance objectives under the 2025 Corporate Incentive Plan, each Named Executive Officer's tentative annual incentive award payment was subject to a discretionary increase or decrease by up to 100% based on a general assessment of his or her individual contributions for the year. In the case of our CEO, this assessment is made by the independent members of our Board of Directors. In the case of each of our Named Executive Officers (other than our CEO), this assessment generally involved a review of his or her functional area for the year as well as consideration of his or her contributions to our overall financial and operational results. No discretionary adjustments to the Named Executive Officers' annual incentive award payments were made for fiscal 2025.

Annual Incentive Award Payments

In February 2026, the Compensation Committee determined the annual incentive award payments for our Named Executive Officers. First, the Compensation Committee reviewed our performance with respect to each of the corporate performance components and determined the extent to which each objective was achieved for the last completed fiscal year. Specifically, the Compensation Committee determined that our non-GAAP operating income was approximately $149 million, our revenue was approximately $523 million and, based on our achievement with respect to each of the pre-established management business objectives for the year, our attainment level for the management objectives component was 75%.

Based on these results, the Compensation Committee then determined the percentage achievement of each performance component and the corresponding weighted payment level, as follows:

Corporate Performance Component	Weighting	Percentage Achievement versus Target Performance	Weighted Payment Level
Non-GAAP Operating Income	33%	92%	31%
Revenue	33%	103%	34%
Management Business Objectives	33%	75%	25%
Total			**90%**

After the overall payment level for the corporate performance components under the 2025 Corporate Incentive Plan had been determined to be 90%, the Compensation Committee made no discretionary adjustments to the 2025 Corporate Incentive Plan payout for our Named Executive Officers based on individual performance.

The Compensation Committee recommended to the independent members of our Board of Directors the annual incentive award payment for our current CEO set forth in the following table, which was subsequently approved by the independent directors in February 2026. The annual incentive award payments to our Named Executive Officers were as follows:

Named Executive Officer	Target Award ($)	Actual Award[1] ($)	Actual Award (as a Percentage of the Target Award)
Ford Tamer **President & CEO**	1,019,231	917,308	90%
Lorenzo Flores **SVP & CFO**	460,962	414,866	90%
Erhaan Shaikh **SVP Worldwide Sales**	338,038	304,234	90%
Esam Elashmawi **SVP Strategy & Marketing**	488,188	439,369	90%
Pravin Desale **SVP R&D**	389,235	350,311	90%
Tonya Stevens[2] **Interim CFO**	236,922	213,230	90%

(1) For employees at the Vice President level and above, which includes our Named Executive Officers, Corporate Incentive Plan payouts were delivered in equity. The number of shares of our common stock delivered was determined by dividing the target value of the awards by the 30-day trailing average of the market price of our common stock on March 6, 2026 (which was $94.74), consistent with the Company's standard methodology for equity awards denominated in dollar amounts.

(2) Ms. Stevens' Target Award was prorated based on 70% of her base salary during her period of service during fiscal 2025 as our Interim CFO and 50% of her base salary during her period of service Corporate Vice President, Chief Accounting Officer.

The annual Corporate Incentive Plan award payments made to our Named Executive Officers for the last completed fiscal year are also set forth the "*Summary Compensation Table*" below.

Long-Term Incentive Compensation

We use long-term incentive compensation in the form of equity awards to incent and reward our Named Executive Officers to help drive long-term corporate performance based on the value of our common stock and, thereby, to align their interests with those of our stockholders. In the last completed fiscal year, these equity awards were granted in the form of PRSU awards and time-based RSU awards. We believe that an appropriate mix of performance-based awards and time-based awards allow us to compete effectively in a highly competitive market and provide an appropriate long-term incentive for our Named Executive Officers.

Typically, we have granted equity awards to our executive officers as part of the Compensation Committee's annual review of executive compensation or in connection with new hires or promotions. To date, the Compensation Committee has not applied a rigid formula in determining the size of these equity awards. Instead, the Compensation Committee determines the amount of each equity award after taking into consideration a competitive market analysis prepared by its compensation consultant, the recommendations of our CEO (except with respect to his own equity awards), the amount of equity compensation held by each executive officer (including the current economic value of his or her unvested equity and the ability of these unvested holdings to satisfy our retention objectives), as well as the other factors described in "*Compensation-Setting Process – Setting Target Total Direct Compensation*" above.

Annual Long-Term Incentive Compensation Awards

In February 2025, our Board of Directors and Compensation Committee conducted its annual review of the long-term incentive compensation to our Named Executive Officers at that time. After taking into consideration a competitive market analysis prepared by Semler Brossy and the recommendations of our CEO (except with respect to his own equity awards), as well as the factors described in the preceding paragraph, the Compensation Committee recommended the independent members of the Board of Directors that the Company grant no additional equity awards to our CEO, Mr. Tamer, in 2025, consistent with the compensation package approved at the time of his appointment in 2024, and granted equity awards to our other Named Executive Officers in the amounts set forth in the chart further below. Such equity grants included (1) a PRSU award with performance criteria based on our relative total stockholder return ("TSR") in comparison to an index, (2) an RSU award with time-based vesting requirements; (3) a Go for Gold Award (other than to our CEO and CFO), and (4) certain new-hire and executive promotion related awards for Mr. Flores and Mr. Shaikh. Based on the recommendation of the Compensation Committee, the independent members of our Board of Directors subsequently did not grant any equity awards to our CEO in fiscal 2025.

2025 TSR-Based Performance Based Restricted Stock Unit Awards

The TSR-Based PRSU awards granted to our Named Executive Officers in 2025 will vest on the third anniversary of the date of grant (or, in the case of the hiring and promotion TSR-Based PRSU awards granted to Mr. Flores and Mr. Shaikh, respectively, on the first, second, and third anniversaries of Mr. Flores' start date and Mr. Shaikh's grant date) based upon the total TSR of the Company relative to the Russell 3000 Index, an index that tracks the results of U.S. public companies and of which we are a constituent. The Compensation Committee selected the Russell 3000 Index as a broad-based U.S. market benchmark that reflects the Company's market capitalization profile and overall investor base. The Committee believes this index provides a stable and diversified comparator. No new awards were granted to the CEO in 2025. The units granted will be tested for vesting on the third anniversary from the date of grant (or, in the case of the TSR-Based PRSU awards granted to Mr. Flores and Mr. Shaikh, on the first, second, and third anniversaries noted above) and will vest according to the following terms:

- If the relative TSR performance of our common stock does not achieve the threshold performance level, then none of the PRSUs will vest.

- If the relative TSR performance of our common stock achieves at least the threshold performance level, then the PRSUs will vest based on the following performance matrix, with payment for performance at points between the threshold, target, and maximum performance levers calculated using straight-line interpolation:

Company Performance (Percentile Ranking)	Percentage of Performance Shares Vesting (as a Percentage of the Target Number of PRSUs)
25th Percentile and below	0%
55th Percentile	100%
75th Percentile and above	200%

- If the relative TSR performance of our common stock is between the specified percentage ranges in the performance matrix, the Compensation Committee will determine the percentage of the target number of PRSUs through straight-line interpolation, with the result rounded to the nearest whole share.

- The maximum opportunity is capped at 200% of target.

2025 Time-Based Restricted Stock Unit Awards

The time-based RSU awards vest over a four-year period, with 25% of the units subject to the awards vesting on the first anniversary of the date of grant and the remaining units vesting at the rate of 6.25% of the total number of units subject to the awards as of the end of each three-month period thereafter, contingent upon the recipient's continued service with us through each applicable vesting date. Upon vesting, the RSU awards may be settled by issuing that number of shares of our common stock that equal the number of units that have vested.

Go for Gold Program PRSU Awards

As described above under *Executive Summary — Fiscal 2025 Executive Compensation Highlights,* in February 2025, the Compensation Committee approved a company-wide performance-based equity program ("Go for Gold") designed to align a large portion of employees with ambitious revenue growth objectives using a defined threshold, target, and maximum framework. Each Go for Gold award is structured as a PRSU opportunity tied to annual revenue growth over two independent measurement periods. Fifty percent of the award is subject to performance based on revenue growth for fiscal 2026 relative to fiscal 2025, and the remaining fifty percent is subject to performance based on revenue growth for fiscal 2027 relative to fiscal 2026. Performance is measured independently for each year using a predefined threshold, target, and maximum payout scale. For the first tranche performance period, revenue growth payout threshold is 10% and payout maximum is at or above 25% growth. For the second tranche performance period, revenue growth payout threshold is 10% and payout maximum is at or above 15.6% growth. Earned awards, if any, are determined following certification of performance for the applicable fiscal year and vest on the April 10th following the certification, subject to the participant's continued service through the date of vest. For Named Executive Officers, performance below the threshold will result in 0% payout, performance at the threshold will result in a 50% payout, performance at the target will result in 100% payout, and performance at the maximum will result in 200% payout. Payouts for performance between threshold, target, and maximum are calculated using straight-line interpolation. Our Named Executive Officers, other than our CEO and CFO, received a Go for Gold award in the amounts set forth below. The Compensation Committee does not view the Go for Gold program as a recurring annual practice, but rather as a company-wide, targeted, time-bound initiative designed to broaden alignment and execution during a specific phase of the Company's growth strategy.

New-Hire and Promotion Long-Term Incentive Compensation

After a review of market and compensation peer group data, the Compensation Committee, upon the recommendations of our CEO and our independent compensation consultant, granted new-hire equity awards to Mr. Flores effective as of his date of hire, February 10, 2025, and promotion-related equity awards to Mr. Shaikh on February 14, 2025, each in the amounts set forth in the chart below. These consisted of awards intended to reflect the mix of awards granted to our other NEOs and, accordingly, included TSR PRSUs (as described above), time-based RSUs, Revenue Growth PRSUs (consistent with the Revenue Growth PRSUs granted to our other NEOs in 2024 and as modified by the Compensation Committee and described herein), and for Mr. Shaikh, also a Go for Gold award. See *Executive Summary — Fiscal 2025 Executive Compensation Actions* for more information.

The equity awards granted to our Named Executive Officers in the last completed fiscal year were as follows:

Named Executive Officer	TSR Performance Restricted Stock Unit Award		Revenue Growth Performance Restricted Stock Unit Award		Go for Gold Performance Restricted Stock Unit Award		Restricted Stock Unit Award		Aggregate Target Value of Awards ($)
	Target number of shares[1]	Target value ($)	Target number of shares[1]	Target value ($)	Target number of shares[1]	Target value ($)	Number of shares[1]	Target value ($)	
Ford Tamer **President & CEO**	—	—	—	—	—	—	—	—	—
Lorenzo Flores **SVP & CFO**[2]	44,323	2,500,000	88,646	5,000,000	—	—	106,375	6,000,000	13,500,000
Erhaan Shaikh **SVP Worldwide Sales**	21,735	1,250,000	130,411	7,500,000	4,929	300,000	21,735	1,250,000	10,300,000
Esam Elashmawi **SVP Strategy & Marketing**	21,361	1,300,000	—	—	4,929	300,000	21,361	1,300,000	2,900,000
Pravin Desale **SVP R&D**	20,540	1,250,000	—	—	4,929	300,000	20,540	1,250,000	2,800,000
Tonya Stevens **Interim CFO**	—	—	—	—	4,929	300,000	19,718	1,200,000	1,500,000

(1) The number of shares of our common stock subject to these awards was determined by dividing the target value of the awards by the 30-day trailing average of the market price of our common stock prior to the date of grant. The target value may differ from those reported in the Summary Compensation Table and Grants of Plan-Based Awards Table, which, in accordance with SEC rules, reflect the ASC 718 grant date fair value of time-based equity awards based on the single day closing price of our common stock on the date of grant and, for PRSUs, assuming a probable outcome of the applicable performance conditions.

(2) Compensation, including RSU award, reflects new-hire compensation package for Mr. Flores. For Mr. Flores' RSUs, 88,646 of the RSUs vest over a four-year period, with 25% of the units subject to the awards vesting on the first anniversary of the date of grant and the remaining units vesting at the rate of 6.25% of the total number of units subject to the awards as of the end of each three-month period thereafter, and 17,729 of the RSUs vested on the first anniversary of Mr. Flores' start date.

Prior Long-Term Incentive Compensation Award Actions

Performance Certification of Previously Awarded 2022 and 2023 TSR-Based PRSU

Mr. Elashmawi received TSR-Based PRSU awards in February 2022 as part of our annual equity grant program. The 2022 TSR-Based PRSUs were eligible to vest based on our TSR relative to the Russell 2000 Index during a single three-year performance period ending on the third anniversary of the grant date. The number of shares eligible to vest are as follows: none of the PRSUs were eligible to vest if our TSR is at or below the 25th percentile, 100% of the target number of PRSUs were eligible to vest if our TSR is at the 55th percentile, and 200% of the target number of PRSUs were eligible to vest if our TSR is at the 75th percentile. In February 2025, the Compensation Committee Chair, pursuant to a delegation of authority by the Compensation Committee, determined the level of achievement with respect to the February 2022 PRSU awards granted to Mr. Elashmawi. The Compensation Committee Chair determined that our TSR ranked at the 62nd percentile and, therefore, 133.7% of the target number of PRSUs awarded had vested.

Mr. Desale received a TSR-Based PRSU in September 2023 in connection with his hiring. These awards were divided into three equal tranches, with each tranche eligible to vest based upon our TSR relative to the Russell 3000 during each performance period. For each tranche, the number of shares eligible to vest are as follows: none of the PRSUs were eligible to vest if our TSR is at or below the 25th percentile, 100% of the target number of PRSUs were eligible to vest if our TSR is at the 55th percentile, and 200% of the target number of PRSUs were eligible to vest if our TSR is at the 75th percentile. In September 2025, the Compensation Committee Chair, pursuant to a delegation of authority by the Compensation Committee, determined the level of achievement with respect to the second tranche of the September 2023 PRSU awards granted to Mr. Desale. The Compensation Committee Chair determined that our TSR ranked below the 25th percentile for the second measurement period and, therefore, 0% of the target number of PRSUs covered by the second tranche of the awards had vested.

Named Executive Officer	PRSU Award Grant Date	Target Number of Shares in Tranche of PRSU Award	Percentage of Shares Earned in Tranche of PRSU Award	Actual Number of Shares in Tranche of PRSU Award Earned
Esam Elashmawi	February 18, 2022	14,171	134%	18,950
Pravin Desale	September 11, 2023	9,095	0%	—

Modification of 2024 and 2025 Revenue Growth PRSU

As described above under "*Executive Summary — Fiscal 2025 Executive Compensation Actions*," on February 28, 2025, the Compensation Committee modified the performance timing and vesting mechanics of the Revenue Growth PRSU awards granted in 2024 and early 2025 to better align measurement periods with the Company's growth strategy under its new executive leadership. All other terms of the awards remain unchanged; the modification did not increase award size, reduce performance rigor, or alter the underlying revenue growth performance criteria.

Following the modification, the 2024 Revenue Growth PRSUs continue to consist of four equal tranches, each measured based on annual organic revenue growth relative to the prior fiscal year and subject to the established threshold, target, and maximum payout framework, including the requirement that revenue growth exceed the Gartner Non-Memory Semiconductor Revenue Growth benchmark. The first measurement period will be fiscal 2026 (relative to fiscal 2025), and the final measurement period will be fiscal 2029 (relative to fiscal 2028). Threshold performance (minimum growth of 5%) results in a partial tranche payout (25% of target payout). Target performance (minimum growth of 10%) results in a full tranche payout. Maximum performance (minimum growth of 25%) results in an above-target tranche payout (250% of target payout), subject to caps established at grant. Payment for performance at points between the threshold, target, and maximum performance levers are calculated using straight-line interpolation. No payout is earned for a measurement year if the revenue growth threshold is not achieved. Payout eligibility is further conditioned on the Company's revenue growth exceeding the Gartner Non-Memory Semiconductor Revenue Growth benchmark growth rate, such that threshold performance requires both positive revenue growth and relative market outperformance.

Performance Certification of Previously Awarded 2021 Revenue Growth PRSU

Mr. Elashmawi received a Revenue Growth PRSU in February 2021. The Revenue Growth PRSU was divided into four equal tranches and for each tranche, revenue growth is measured by comparing organic revenue for that year to the highest revenue achieved in any prior year, beginning with fiscal 2020. If there is inorganic revenue growth via an acquisition in a given year, that revenue is not counted until the year following the first full year of revenue is achieved for that acquisition. The size of the revenue growth percentage determines the extent to which any tranche will be eligible to vest. This can range from 0% to 200%, with payment at or above 100% only possible with actual achievement of revenue growth consistent with the revenue growth of 10% or greater. Eligibility for vesting of any tranche occurs on the 13-month anniversary following the annual measurement period for that tranche.

In February 2024, the Compensation Committee determined the level of achievement with respect to the fiscal 2023 measurement period for these awards. The Compensation Committee Chair determined that fiscal 2023 revenue grew 16.3% year over year and therefore, that 116.3% of the target number of PRSUs covered by fiscal 2023 of the awards became eligible to vest on January 31, 2025, 13 months after the fiscal 2023 measurement period.

Named Executive Officer	PRSU Award Grant Date	Target Number of Shares Tranche of PRSU Award	Percentage of Shares Earned Tranche of PRSU Award	Actual Number of Shares Tranche of PRSU Award Earned
Esam Elashmawi	February 19, 2021	12,543	116%	14,588

Additional Compensation Actions in Fiscal 2025

CFO Sign-on Bonus

Mr. Flores received a sign-on bonus of $667,000 (less applicable taxes) as part of his new-hire compensation package, with the after tax amount of such bonus subject to a pro-rated repayment requirement if Mr. Flores voluntarily terminates his employment other than for Good Reason (as defined in his employment agreement) or his employment is terminated for Cause (as defined in his Employment Agreement), within 24 months of receiving the bonus. See "*Summary Compensation Table*" below.

Payments Earned for Services Prior to Designation as an Executive Officer

Pro-Rated Sales Incentive Plan Bonus

Mr. Shaikh received a cash bonus of $16,925 earned under the Company's Sales Incentive Plan ("SIP") for the period of 2025 prior to his promotion to Senior Vice President, Worldwide Sales in February 2025. The SIP is a commission-based plan administered by management and applicable to sales personnel. Following his promotion and designation as a Named Executive Officer, Mr. Shaikh participated in the Corporate Incentive Plan for the remainder of fiscal 2025. See "*Summary Compensation Table*" below.

2025 Employee Recognition Payment

Ms. Stevens received a discretionary bonus payment of $37,944 to acknowledge her individual performance and efforts during 2024 in her capacity as a non-officer employee prior to the time she became Interim CFO. The amount was equivalent to approximately 20% of her 2024 Corporate Incentive Plan target bonus for 2024. See "*Summary Compensation Table*" below.

Employee Benefits

Our Named Executive Officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time, salaried U.S. employees. These benefits include medical, dental and vision insurance, business travel insurance, an employee assistance program, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance, and commuter benefits. We also maintain a tax-qualified Section 401(k) retirement savings plan (the "Section 401(k) Plan") that provides eligible employees, including our Named Executive Officers, with an opportunity to save for retirement on a tax-advantaged basis. Participants may make pre-tax contributions to the Section 401(k) Plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. An employee's interest in his or her pre-tax deferrals is 100% vested when contributed. Currently, we match 100% of the first 3% of a participant's contributions and 50% of the next 3% of the participant's contributions to the Section 401(k) Plan, subject to an applicable annual statutory maximum per employee.

We design our employee benefits programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our Named Executive Officers, except as generally made available to all our employees, or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make an individual more efficient and effective, and for recruitment and retention purposes. During the last completed fiscal year, none of our Named Executive Officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual.

In the future, we may provide additional perquisites or other personal benefits in limited circumstances. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Agreements

Each of our Named Executive Officers has entered into an employment agreement with the Company, except for Ms. Stevens, our Interim CFO through February 9, 2025, who is not party to an employment agreement. The Compensation Committee regularly reviews our form of employment agreement to align with current market practices. We believe these agreements provide for the best interests of the Company, support the retention of our Named Executive Officers, and help achieve consistency among similar officers.

Each of these employment agreements provides for "at will" employment (meaning that either we or the Named Executive Officer may terminate the employment relationship at any time without cause) and sets forth the then current compensation arrangements for the Named Executive Officer, including a base salary and participation in our employee benefit programs. In addition, these employment agreements provide that our Named Executive Officers will be eligible to receive certain severance payments and benefits in connection with certain involuntary terminations of employment, including in connection with a change in control of the Company. These post-employment compensation arrangements are discussed in "*Post-Employment Compensation*" below.

For detailed descriptions of the employment agreements we maintained with our Named Executive Officers during the last completed fiscal year, see "*Potential Payments upon Termination or Change in Control*" below.

Post-Employment Compensation

The employment agreements with our Named Executive Officers contain certain protections in the event of their involuntary termination of employment under specified circumstances, including following a change in control of the Company. These arrangements provide reasonable compensation to the Named Executive Officer if he or she leaves our employ under certain circumstances to facilitate his or her transition to new employment. Further, in some instances we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing Named Executive Officer to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. We also believe that these arrangements help maintain their continued focus and dedication to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change in control of the Company.

In determining payment and benefit levels under the various circumstances triggering post-employment compensation provisions under the employment agreements of our Named Executive Officers, the Compensation Committee has drawn a distinction between (i) voluntary terminations of employment without good reason or terminations of employment for cause and (ii) terminations of employment without cause or voluntary terminations of employment for good reason. Payment in the latter circumstances has been deemed appropriate in light of the benefits described in the prior paragraphs, as well as the likelihood that the Named Executive Officer's departure is due, at least in part, to circumstances not within his or her control. In contrast, we believe that payments are not appropriate in the event of a termination of employment for cause or a voluntary resignation without good reason because such events often reflect either performance challenges or an affirmative decision by the executive to end his or her relationship without fault by the Company.

All payments and benefits that may be provided under a Named Executive Officer's employment agreement in connection with a change in control of the Company are payable only if there is a subsequent loss of employment by the Named Executive Officer (a so-called "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards, we use this double-trigger arrangement instead of a single-trigger arrangement (where the vesting acceleration would apply upon the change in control) to protect against the loss of retention value following a change in control of the Company and to avoid windfalls, both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of the transaction. All equity awards held by our Named Executive Officers are also subject to the terms of our 2013 Equity Incentive Plan, 2023 Equity Incentive Plan, or 2025 Inducement Equity Incentive Plan (as applicable) that apply to all employee awards upon a change in control or similar transaction and/or termination of employment.

Ms. Stevens, who is not party to an employment agreement, is entitled to certain acceleration of vesting of outstanding equity awards in the event of a change in control, pursuant to the Company's Equity Protection Policy applicable to certain Company executives. Upon an involuntary termination, as defined in the policy, immediately prior to the change of control extending through a date that is 24 months after a qualifying change in control, Ms. Stevens will immediately vest in all compensatory equity that vests solely based on continued service, including any performance-based compensatory equity. Equity that vests based on performance shall vest based on the terms of such awards; provided, however, if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted prior to the effective date of the change in control, the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control. For purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period shall be deemed to be the price of the Company's stock as of the date of the original performance grant, and applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches shall be converted to RSUs and will vest on the originally scheduled measurement dates, subject to Ms. Stevens remaining a service provider to the Company or its successor through such dates.

In the event of a change in control of the Company, to the extent Section 280G or 4999 of the Code is applicable to a Named Executive Officer, such individual is entitled to receive either payment of the full amounts to which he or she is entitled or payment of such lesser amount that does not trigger the excise tax imposed by Section 4999, whichever results in him or her receiving the greatest after-tax amount.

We do not use excise tax payments (or "gross-ups") relating to a change in control of the Company and have no such obligations in place with respect to any of our Named Executive Officers.

We believe that having in place reasonable and competitive post-employment compensation arrangements in the event of a change in control of the Company is essential to attracting and retaining highly qualified executives. The Compensation Committee does not consider the specific amounts payable under the post-employment compensation arrangements when determining the annual compensation for our Named Executive Officers. We do believe, however, that these arrangements are necessary to offer compensation packages that are competitive.

For a summary of the material terms and conditions of the post-employment compensation arrangements we maintained with our Named Executive Officers during the last completed fiscal year, as well as an estimate of the potential payments and benefits that they would have been eligible to receive if a hypothetical change in control or other trigger event had occurred on January 3, 2026, see "*Potential Payments Upon Termination or Change in Control*" below.

Other Compensation Policies

Stock Ownership Policy

In 2025, the Board of Directors reviewed and updated our Corporate Governance Policies to increase the CEO stock ownership requirement such that our CEO must now maintain ownership of shares of our common stock equal in value to five times his base salary to further align our practices with current stockholder preferences. Our other executive officers must maintain ownership of shares of our common stock equal in value to two times their base salary. For purposes of our policy, stock ownership includes all shares of our common stock owned outright by our CEO or an executive officer or held in trust for them or immediate family members but does not include any unvested (including unearned performance-based awards) or unexercised equity compensation awards. Our CEO has five years from the date of initial appointment to this position to attain this ownership level, while each of our executive officers has five years from the later of (i) the date the Section 16 Officer is appointed as a Section 16 Officer or (ii) the date of the amendment of our Corporate Governance Policies to attain their required ownership level. As of January 3, 2026, all of our executive officers are in compliance with our stock ownership policy or are within the phase-in period.

Our Corporate Governance Policies include a requirement that the non-employee members of our Board Directors must maintain ownership of our common stock equal in value to five times his or her annual cash retainer for Board service (not inclusive of chair or committee retainers). New non-employee directors will have five years from the date of initial election to our Board of Directors to come into compliance with the ownership level. Compliance is tested annually at the time of our Annual Meeting of Stockholders. Any non-employee director who fails to meet the ownership requirement as of the applicable testing date is prohibited from any trading of their Company-granted shares of common stock until he or she comes into compliance. Following a failure to meet the ownership requirements, the non-employee director has three years to come into compliance. As of January 3, 2026, all non-employee directors are in compliance with our stock ownership policy or are within the phase-in period.

Hedging and Pledging Prohibitions

Our Insider Trading Policy prohibits our employees (including our officers), the non-employee members of our Board of Directors and certain agents from engaging in short sales of our securities, transactions in publicly-traded options (such as puts and calls) or other derivative securities with respect to our securities, entering into hedging transactions, pledging our securities as collateral for loans and holding our securities in margin accounts. In addition, our Insider Trading Policy prohibits these individuals from trading our securities while in possession of material nonpublic information and trading the securities of our customers, suppliers, competitors, potential acquisitions or partners while in possession of material nonpublic information.

Compensation Recovery Policy

The Company maintains an Executive Compensation Recovery ("Clawback") Policy (the "Clawback Policy") pursuant to the regulations mandated under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Nasdaq Listing Rule 5608. The Clawback Policy applies to certain incentive-based compensation that is received on or after October 2, 2023. The Clawback Policy requires the Company to recover certain excess incentive-based compensation from current and former executive officers if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws or as otherwise described in the Clawback Policy and paid during the three completed fiscal years immediately preceding the trigger date, as defined in the Clawback Policy. Recoverable compensation is defined in the Clawback Policy but generally includes any incentive-based compensation that was granted, earned or vested based wholly or in part upon attainment of any financial reporting measure, to the extent the amount actually received exceeds the amount that would have been received if the incentive-based compensation had been determined based on the restated financial statements.

Prior to the adoption of the current Clawback Policy, we had previously adopted a clawback policy in our Corporate Governance Policies that continues to apply to compensation received prior to October 2, 2023. This prior policy provides that we will seek to recover, at the direction of the Compensation Committee after it has considered the costs and benefits of doing so, and to the extent permitted by applicable law, incentive compensation awarded or paid to an executive officer for a fiscal period if the result of a performance measure upon which the award was based or paid is subsequently restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Where the result of a performance measure was considered in determining the compensation awarded or paid, but the incentive compensation was not awarded or paid based on a formula, the Compensation Committee will determine in its discretion the amount, if any, by which the payment or award should be reduced.

In addition, if an executive officer engaged in intentional misconduct that contributed to the award or payment to such executive officer of a greater amount of incentive compensation than would have been paid or awarded in the absence of the misconduct, we may take other remedial and recovery action, as determined by the Compensation Committee in its discretion.

Tax and Accounting Considerations

Deduction Limitation

Section 162(m) of the Code generally limits the amount we may deduct from our federal income taxes for compensation paid to our CEO and certain other current and former executive officers that are "covered employees" within the meaning of Section 162(m) to $1 million per individual per year, subject to certain exceptions.

To maintain flexibility to compensate our executive officers in a manner designed to promote our short-term and long-term corporate goals and objectives, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee believes it is important to maintain cash and equity incentive compensation at an appropriate level to attract and retain the individuals essential to our financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limit. Accordingly, we expect to pay compensation to our executive officers that may not be fully deductible when, for example, we believe such compensation is appropriate and in the best interests of our stockholders, after taking into consideration changing business conditions and/or the executive officer's performance.

Accounting for Stock-Based Compensation

We follow FASB ASC Topic 718, Compensation—Stock Compensation, for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payments made to our employees and the members of our Board of directors, including options to purchase shares of our common stock and other stock-based awards, based on the grant date "fair value" of these awards. This calculation is performed for financial accounting purposes and reported in the compensation tables below, even though recipients may never realize any value from their awards. FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based compensation awards in our income statements over the period that a recipient is required to render services in exchange for the option or other award.

Disclosure Policies and Practices Related to the Grant of Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not schedule equity award grants in anticipation of the release of material non-public information, nor do we time the release of material non-public information based on equity grant dates. We do not grant stock options or similar awards as part of our standard equity compensation programs, and no named executive officer was awarded options or similar awards during the last completed fiscal year.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement filed pursuant to Section 14(a) of the Exchange Act. Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company's Annual Report for the fiscal year ended January 3, 2026 and this Proxy Statement for the Annual Meeting.

Compensation Committee

James Lederer, *Chair*
Que Thanh Dallara
John Forsyth
D. Jeffery Richardson

Summary Compensation and Equity Tables

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ford Tamer President & CEO	2025	800,000	—	—	917,308	7,783	1,725,091
	2024	215,385	—	68,938,422	—	1,173	69,154,980
	2023						
Lorenzo Flores SVP & CFO	2025	519,231	667,000	13,920,869	414,866	16,806	15,538,771
	2024						
	2023						
Erhaan Shaikh SVP Worldwide Sales	2025	432,261	16,925	12,258,835	304,234	21,840	13,034,095
	2024						
	2023						
Esam Elashmawi SVP Strategy & Marketing	2025	565,199	—	3,707,945	439,369	20,169	4,732,681
	2024	550,450	—	13,009,192	—	19,572	13,579,214
	2023	414,615	—	3,121,435	296,310	16,981	3,849,342
Pravin Desale SVP R&D	2025	448,227	—	3,577,241	350,311	9,684	4,385,464
	2024	411,692	—	14,889,855	—	8,587	15,310,134
	2023	115,385	—	5,889,421	81,508	5,313	6,091,626
Tonya Stevens Interim CFO	2025	441,664	37,944	1,536,494	213,230	16,484	2,245,816
	2024	379,335	—	3,249,454	—	17,576	3,646,364
	2023						

(1) Amounts for prior fiscal years are not presented where the individual was not employed by the Company or was not a Named Executive Officer during the applicable year.

(2) Amounts represent the aggregate grant date fair value computed in accordance with the requirements of FASB ASC Topic 718. Amounts shown do not reflect compensation received by the Named Executive Officer. The assumptions used to calculate the value of the awards granted in the last completed fiscal year are set forth in Note 11 in the Notes to Consolidated Financial Statements in the Annual Report, and for prior years in the corresponding note in that year's Annual Report on Form 10-K. Grant date fair values assuming maximum performance achievement for the 2025 PRSUs for the full performance cycle would be: Mr. Tamer - $0; Mr. Flores - $21,163,691; Mr. Shaikh - $25,167,724; Mr. Elashmawi - $4,015,219; Mr. Desale - $3,884,548; and Ms. Stevens - $1,766,949.

(3) The amounts reported represent incentive compensation awards earned in respect of fiscal years 2025, 2024 and 2023 by the Named Executive Officer under the Corporate Incentive Plan for each of those years. The material terms of the 2025 incentive compensation awards are described in the section titled "Compensation Discussion and Analysis - Annual Corporate Incentive Compensation". The dollar amount of the 2025 incentive compensation bonus awarded to each Named Executive Officer under the Corporate Incentive Plan based on actual performance in 2025 is reflected in the table above. These awards were settled in equity, with the number of shares determined by dividing the dollar amount of the bonus awarded by the 30-day trailing average of the market price of our common stock on March 6, 2026, which was $94.74. The 2025 incentive compensation awards were not within the scope of FASB ASC Topic 718.

(4) Additional information regarding the amounts provided in this column for the last completed fiscal year is provided in the 2025 All Other Compensation Table that follows.

2025 All Other Compensation Table

Name	Supplemental Life Insurance/Disability Premiums ($)	Additional Group Life Insurance Premiums	Other ($)[1]	Total ($)
Ford Tamer President & CEO	3,427	4,356	—	7,783
Lorenzo Flores SVP & CFO	2,452	3,853	10,500	16,806
Erhaan Shaikh SVP Worldwide Sales	1,806	2,838	17,196	21,840
Esam Elashmawi SVP Strategy & Marketing	1,806	2,838	15,525	20,169
Pravin Desale SVP R&D	1,806	2,838	5,040	9,684
Tonya Stevens Interim CFO	966	1,518	14,000	16,484

(1) Consists of employer contribution to 401(k) plan.

2025 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[2] ($)
		Threshold ($)[1]	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ford Tamer **President & CEO**		—	1,000,000	2,000,000		—		—	—
Lorenzo Flores **SVP & CFO**		—	510,000	1,020,000		—		—	—
	2/10/2025		—			—		106,375	5,794,246
	2/10/2025		—		—	44,323	88,646	—	3,298,075
	2/10/2025		—		44,323	88,646	221,615	—	4,828,548
Erhaan Shaikh **SVP Worldwide** **Sales**		—	374,000	748,000		—		—	—
	2/14/2025		—			—		21,735	1,400,169
	2/14/2025		—		—	21,735	43,470	—	2,150,316
	2/14/2025		—		65,206	130,411	326,028	—	8,401,077
	2/28/2025		—		2,465	4,929	9,858	—	307,274
Esam Elashmawi **SVP Strategy &** **Marketing**		—	478,244	956,488		—		—	—
	2/28/2025		—			—		21,361	1,331,645
	2/28/2025		—		—	21,361	42,722	—	2,069,026
	2/28/2025		—		2,465	4,929	9,858	—	307,274
Pravin Desale **SVP R&D**		—	391,085	782,170		—		—	—
	2/28/2025		—			—		20,540	1,280,464
	2/28/2025		—		—	20,540	41,080	—	1,989,504
	2/28/2025		—		2,465	4,929	9,858	—	307,274
Tonya Stevens **Interim CFO**		—	297,500	595,000		—		—	—
	2/28/2025		—			—		19,718	1,229,220
	2/28/2025		—		2,465	4,929	8,626	—	307,274

The amounts shown in this table represent potential payouts at the time the awards were granted.

(1) The Threshold amounts shown represent the payout opportunity once the minimum performance threshold is attained. For certain awards, no payout is earned for performance below the threshold level, as so the table reflects "—". Payout increases on a straight-line basis between Threshold and Target performance levels.

(2) Fair value as of the grant date was determined in accordance with ASC 718. The assumptions used to calculate the value of the awards are set forth in Note 11 in the Notes to Consolidated Financial Statements in our Annual Report

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Amounts in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for fiscal years 2023, 2024, and 2025 represent payments of awards under our Corporate Incentive Plan for each of those years. Each Named Executive Officer's potential award was based on a specified percentage of his or her annual base salary and the potential award increases when and if a Named Executive Officer's annual base salary increases. Payments under our Corporate Incentive Plan are made annually based on the achievement of the goals applicable to the year.

The Grant of Plan-Based Awards table shows the potential payout opportunities for awards granted during the last completed fiscal year. For non-equity incentive plan awards, the amounts reported in the threshold, target, and maximum columns represent the possible cash payouts under the Corporate Incentive Plan if the applicable performance levels are achieved. For equity incentive plan awards, the threshold, target, and maximum columns reflect the number of shares that may be earned based on the applicable performance conditions. These amounts represent the potential payout ranges established at the time the awards were granted and do not represent the actual amounts earned, which are reported in the Summary Compensation Table when determined.

Please see the section "Compensation Discussion and Analysis" above for more information about our Corporate Incentive Plan and equity awards for the last completed fiscal year.

Other elements of executive compensation include participation in a broad-based life and disability insurance program, broad-based medical benefits, and the ability to defer compensation pursuant to a broad-based 401(k) plan that provides matching contributions. The Company does not maintain a pension plan or any other defined benefit retirement plans.

The Company provides certain supplemental life and disability insurance coverage to executive officers and certain other members of senior management. Because the Company negotiates these insurance arrangements on a bulk basis, such insurance coverage, whether issued on a group basis or individually underwritten, is obtained by the Company at rates that are likely to be better than those obtainable by individuals seeking comparable insurance coverage on their own. The premiums paid by the Company for such supplemental insurance are considered a taxable benefit to the employee.

The principal equity components of our executive compensation are time-based RSUs and PRSUs, provided that in the case of our CEO in connection with his hiring in fiscal 2024, RSAs. Please see the section "Compensation Discussion and Analysis" above for more information about our equity awards granted for the last completed fiscal year. We believe that PRSUs align the appropriate incentives of our executives with the desired performance outcomes of the Company. We believe that time-based RSUs help us retain our executives by providing a means of retention and motivation for our executives and also align their interests with long-term stock price appreciation, while also ensuring that they receive some value from their equity awards since the RSUs will never be out of the money. These grants are intended to align the interests of our executives with those of our stockholders and we intend to continue our increased focus on this alignment. Since 2018, the Company has not issued stock options to our executives.

The portion of total target pay that consists of salary, bonus and equity awards is provided in the section "Compensation Discussion and Analysis" above; generally salary and bonus represent a smaller proportion of total reported compensation. However, Mr. Tamer's total reported compensation in 2025 consisted almost entirely of base and bonus as a result of his equity awards granted in 2024 in connection with his commencement of employment, as further described in the section "Compensation Discussion and Analysis" above.

2025 Outstanding Equity Awards at Fiscal Year-End Table

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(**)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ford Tamer **President & CEO**			218,586[1]	17,191,789
			255,745[2]	20,114,344
			219,739[3]	17,282,472
	209,979[4]	16,514,848		
Lorenzo Flores **SVP & CFO**			88,646[5]	6,972,008
			44,323[6]	3,486,004
	88,646[7]	6,972,008		
	17,729[8]	1,394,386		
Erhaan Shaikh **SVP Worldwide Sales**			130,411[9]	10,256,825
			22,807[10]	1,709,458
			4,929[11]	387,666
	1,992[12]	156,671		
	4,059[13]	319,240		
	17,387[14]	1,367,488		
	4,566[15]	359,116		
	21,735[16]	1,709,458		
Esam Elashmawi **SVP Strategy & Marketing**			12,543[17]	986,507
			13,749[18]	1,081,359
			18,645[19]	1,466,429
			118,389[20]	9,311,295
			21,361[21]	1,680,043
			4,929[22]	387,666
	886[23]	69,864		
	4,927[24]	337,959		
	10,488[25]	824,881		
	16,757[26]	1,317,938		
	10,422[27]	819,690		
	21,361[28]	1,680,043		

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(**)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Pravin Desale **SVP R&D**			9,096[29]	715,400
			18,645[30]	1,466,429
			11,933[31]	938,530
			118,389[32]	10,249,825
			20,540[33]	1,615,471
			4,929[34]	387,666
	11,937[35]	938,845		
	10,488[36]	824,881		
	30,398[37]	2,390,803		
	20,540[38]	1,615,471		
Tonya Stevens **Interim CFO**			4,929[39]	387,666
	1,992[40]	156,671		
	5,969[41]	469,462		
	15,069[42]	1,185,177		
	4,782[43]	376,104		
	21,519[44]	1,692,469		
	19,718[45]	1,550,821		

**   The market value of shares that have not vested was determined based on the fair market value of the Company's common stock as of January 3, 2026, the last business day of fiscal 2025.

(1)   These performance RSUs were granted on September 16, 2024 and vest upon achievement of the performance conditions.

(2)   These performance RSUs were granted on September 16, 2024 and vest upon achievement of the market conditions.

(3)   These performance RSUs were granted on September 16, 2024 and vest upon achievement of the market conditions.

(4)   These RSAs were granted on September 16, 2024. The RSAs vest at the rate of 25% of the total RSAs as of one year from the grant date, and at the rate of 6.25% of the total RSAs as of the end of each three-month period thereafter.

(5)   These performance RSUs were granted on February 10, 2025 and vest upon achievement of the performance conditions.

(6)   These performance RSUs were granted on February 10, 2025 and vest upon achievement of the market conditions.

(7) These RSUs were granted on February 10, 2025. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(8) These RSUs were granted on February 10, 2025. The RSUs vest at the rate of 100% of the total RSUs as of one year from the grant date.

(9) These performance RSUs were granted on February 14, 2025 and vest upon achievement of the performance conditions.

(10) These performance RSUs were granted on February 14, 2025 and vest upon achievement of the market conditions.

(11) These performance RSUs were granted on February 28, 2025 and vest upon achievement of the performance conditions.

(12) These RSUs were granted on August 5, 2022. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(13) These RSUs were granted on July 15, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(14) These RSUs were granted on July 15, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(15) These RSUs were granted on December 10,2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(16) These RSUs were granted on February 14,2025. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(17) These performance RSUs were granted on February 19, 2021 and vest upon achievement of the performance conditions.

(18) These performance RSUs were granted on February 17, 2023 and vest upon achievement of the market conditions.

(19) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the market conditions.

(20) These performance RSUs were granted on June 26, 2024 and vest upon achievement of the performance conditions.

(21) These performance RSUs were granted on February 28, 2025 and vest upon achievement of the market conditions.

(22) These performance RSUs were granted on February 28, 2025 and vest upon achievement of the performance conditions.

(23) These RSUs were granted on February 18, 2022. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(24) These RSUs were granted on February 17, 2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(25) These RSUs were granted on February 16, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(26) These RSUs were granted on July 9, 2024. 1/3rd of the RSU grant vest on January 1, 2025, 2/3rd vest on January 1, 2026.

(27) These RSUs were granted on December 17, 2024. The RSUs vest at the rate of 50% each year over 2 year period.

(28) These RSUs were granted on February 28,2025. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(29) These performance RSUs were granted on September 11,2023 and vest upon achievement of the market conditions.

(30) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the market conditions.

(31) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the performance conditions.

(32) These performance RSUs were granted on June 26, 2024 and vest upon achievement of the performance conditions.

(33) These performance RSUs were granted on February 28, 2025 and vest upon achievement of the market conditions.

(34) These performance RSUs were granted on February 28, 2025 and vest upon achievement of the performance conditions.

(35) These RSUs were granted on September 11,2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(36) These RSUs were granted on February 16, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(37) These RSUs were granted on December 17,2024. The RSUs vest at the rate of 50% each year over a 2 year period.

(38) These RSUs were granted on February 28,2025. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(39) These performance RSUs were granted on February 28, 2025 and vest upon achievement of the performance conditions.

(40) These RSUs were granted on August 5, 2022. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(41) These RSUs were granted on August 4, 2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(42) These RSUs were granted on July 15, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(43) These RSUs were granted on October 31,2024. The RSUs vest at the rate of 50% each year over a 2 year period.

(44) These RSUs were granted on October 31,2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(45) These RSUs were granted on February 28,2025. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

2025 Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Ford Tamer **President & CEO**	—	—	—	—
Lorenzo Flores **SVP & CFO**	—	—	—	—
Erhaan Shaikh **SVP Worldwide Sales**	—	—	18,477	1,132,477
Esam Elashmawi **SVP Strategy & Marketing**	—	—	85,005	5,553,652
Pravin Desale **SVP R&D**	—	—	45,377	3,129,636
Tonya Stevens **Interim CFO**	—	—	25,903	1,647,360

(1) The value realized on vesting was determined based on the fair market value of the Company's common stock on the date of vesting.

Potential Payments upon Termination or Change-in-Control

Employment Agreement with Ford Tamer

In connection with his hiring, the Company entered into an employment agreement with Mr. Tamer effective September 16, 2024. Under the terms of the agreement, in the event of an Involuntary Termination (which is defined as termination of his employment by the Company without Cause (as defined in the agreement) or by Mr. Tamer for Good Reason (as defined in the agreement)), Mr. Tamer will receive the following severance payments and benefits:

- a lump sum payment equal to Mr. Tamer's then base salary, plus an amount equal to the annual incentive payment that Mr. Tamer would have earned had his employment continued through the end of the fiscal year in which the Involuntary Termination occurs, with such amount to be estimated reasonably and in good faith by the Company's finance group at the time of the Involuntary Termination based on the anticipated actual payout as of the end of the fiscal year based on the performance of the Company;

- if Mr. Tamer elects to continue health insurance coverage under COBRA, reimbursement of the monthly COBRA premium for him and his eligible covered dependents until the earliest of 12 months after the termination date, the date he commences receiving substantially equivalent coverage in connection with new employment or the date he is no longer entitled to continuation coverage under the Company's group health plan; and

- acceleration of the vesting of Mr. Tamer equity awards with respect to an additional number of shares of Company common stock as if Mr. Tamer had continued service with the Company for an additional 12 months following the date of his Involuntary Termination; provided that, with respect to the RSAs granted to Mr. Tamer pursuant to his employment agreement, if such Involuntary Termination occurs before the second anniversary of Mr. Tamer's start date of employment with the Company, Mr. Tamer will receive acceleration of the vesting of such RSAs as if Mr. Tamer had continued service with the Company for an additional 24 months following the date of his Involuntary Termination, and with any performance-based equity awards vesting by reason of a determination/testing date falling within the 12-month period following the date of the Involuntary Termination vesting at the target amount (i.e., at the 100% vesting level for the applicable determination/testing date).

If the Involuntary Termination occurs in connection with a change in control (which includes an Involuntary Termination that occurs during the period beginning 90 days prior to the change in control and ending 24 months following the change in control), then Mr. Tamer will fully vest in all his outstanding equity awards and the amount of the lump sum cash severance payment described in the first bullet above will be increased to two times his then base salary, plus two times his then target bonus amount.

In order to receive the severance payments and benefits described above, Mr. Tamer is required to timely sign and not revoke a separation agreement and release of claims and to continue to comply with the post-employment non-solicitation and non-disparagement covenants in the agreement.

In the event any payments or benefits to be provided to Mr. Tamer (including any severance payments or benefits under the agreement) are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as a result of such payments or benefits being classified as "parachute payments" under Section 280G of the Internal Revenue Code, such payments and benefits will either be paid in full or reduced to a lesser that would result in no portion of such payments and benefits being subject to the excise tax, whichever would entitle Mr. Tamer to receive the greatest after-tax amount.

In the event of a change in control:

- Mr. Tamer's equity awards that vest based on performance will vest based on the terms of such awards, provided that if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted after the effective date of the agreement, then (i) the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control, (ii) for purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period will be deemed to be the price of the Company's stock as of the date of the original performance grant, and (iii) this calculation will be applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches will be converted to RSUs and will vest on the originally scheduled measurement dates, subject to Mr. Tamer remaining a service provider to the Company or its successor through such dates and such awards being afforded the same protection under the agreement as equity awards that vest solely based on service; and

For purposes of Mr. Tamer's employment agreement, "Cause" means material breach of the agreement that is not corrected within a 30-day correction period that begins upon delivery to Mr. Tamer of a written demand from the Company that describes the basis for the Company's belief that Mr. Tamer has materially breached the agreement, to include (i) Mr. Tamer's willful and continued failure to perform the lawful and reasonable duties and responsibilities of his position; (ii) any act of dishonesty with the intention or reasonable expectation of personal enrichment; (iii) Mr. Tamer's conviction of a felony; (iv) any tortious or unlawful act that causes or reasonably could cause material harm to the Company; (v) any willful unauthorized use or disclosure of trade secrets or other confidential information; (vi) breach of any fiduciary duty owed to the Company that has or could reasonably be expected to have a material detrimental effect on the Company's reputation or business; (vii) any refusal to comply with the reasonable and lawful instructions of the board of directors, to including obstructing or impeding investigations; (viii) material breach of any written Company policy or of the Company's written code of conduct.

For purposes of Mr. Tamer's employment agreement, "Good Reason" means the occurrence of any of the following, without Mr. Tamer's express written consent: (i) a material diminution of Mr. Tamer's duties, responsibilities, or authority; (ii) a material diminution of Mr. Tamer's base salary or target bonus amount, other than a one-time reduction of less than 25% that also is applied equally to all other executive officers of the Company; (iii) the Company's material breach of the agreement or any equity award agreement; (iv) the Company requiring Mr. Tamer to relocate his primary place of employment to a facility or location that is more than 30 miles from his principal place of employment as of the effective date of the agreement; provided, however, that Mr. Tamer will only have Good Reason if (x) he notifies the board of directors in writing of the existence of the condition which he believes constitutes Good Reason within 90 days of the initial existence of such condition (which notice specifically identifies such condition), (y) the Company fails to remedy such condition within 30 days after the date on which the board of directors receives such notice, and (z) his resignation is effective within 30 days after the expiration of such 30-day remedial period.

Employment Agreements with Other Named Executive Officers

The following paragraphs describe the terms of the employment agreements between the Company and each of Mr. Desale, Mr. Elashmawi, Mr. Flores, and Mr. Shaikh, that provide for payment of benefits to our Named Executive Officers at, following, or in connection with, any termination of such Named Executive Officer's employment with the Company. Ms. Stevens, our Interim CFO through February 9, 2025, did not have an employment agreement with the Company in fiscal 2024.

The Company entered into employment agreements with Mr. Desale in September 2023, Mr. Elashmawi in September 2018 and amended in 2020, Mr. Flores in February 2025, and Mr. Shaikh in February 2025. Mr. Elashmawi's agreement was amended in 2020 to align with our current form of agreement that was amended in 2020.

Under the terms of each of these employment agreements, in the event of an Involuntary Termination (which is defined as termination of the applicable Named Executive Officer's employment by the Company without Cause (as defined in the agreement) or by the Named Executive Officer for Good Reason (as defined in the agreement)), the Named Executive Officer will receive the following severance payments and benefits:

- a lump sum payment equal to the Named Executive Officer's then base salary, plus the Named Executive Officer's then target bonus amount (adjusted pro rata on a monthly basis depending upon the month in which the Involuntary Termination occurs and for the amount estimated by the Company's finance group to be the anticipated bonus plan payment percentage based on the performance of the Company anticipated for the applicable fiscal year); and

- if the Named Executive Officer elects to continue health insurance coverage under COBRA, reimbursement of the monthly COBRA premium for the Named Executive Officer and his or her eligible covered dependents until the earliest of 12 months after the termination date, the date he or she commences receiving substantially equivalent coverage in connection with new employment or the date he or she is no longer entitled to continuation coverage under the Company's group health plan.

If the Involuntary Termination occurs in connection with a change in control (which includes an Involuntary Termination that occurs during the period beginning immediately prior to the change in control and ending 24 months following the change in control), then the Named Executive Officer will fully vest in all his or her outstanding equity awards that vest solely based on continued service (including any equity awards after giving effect to the treatment of equity awards in the event of a change in control described below), and the amount of the lump sum cash severance payment described in the first bullet above will be increased to his or her base salary, plus 100% of his or her then target bonus amount (without any pro rationing or other adjustment).

In order to receive the severance payments and benefits described above, the Named Executive Officer is required to timely sign and not revoke a separation agreement and release of claims and to continue to comply with the post-employment non-solicitation and non-disparagement covenants in the agreement.

In the event the severance payments or benefits under the agreement, and any other payments or benefits, to be provided to the Named Executive Officer are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as a result of such payments or benefits being classified as ''parachute payments'' under Section 280G of the Internal Revenue Code, such payments and benefits will either be paid in full or reduced to a lesser that would result in no portion of such payments and benefits being subject to the excise tax, whichever would entitle the Named Executive Officer to receive the greatest after-tax amount.

In the event of a change in control, the Named Executive Officer's equity awards that vest based on performance will vest based on the terms of such awards, provided that if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted after the effective date of the agreement, then (i) the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control, (ii) for purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period will be deemed to be the price of the Company's stock as of the date of the original performance grant, and (iii) this calculation will be applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches will be converted to restricted stock units and will vest on the originally scheduled measurement dates, subject to the Named Executive Officer remaining a service provider to the Company or its successor through such dates and such awards being afforded the same protection under the agreement as equity awards that vest solely based on service.

For purposes of these employment agreements, "Cause" means (i) the applicable Named Executive Officer's material breach of the agreement that is not corrected within a 30-day correction period that begins upon delivery to the Named Executive Officer of a written demand from the Company that describes the basis for the Company's belief that the Named Executive Officer has materially breached the agreement; (ii) any refusal to comply with the reasonable and lawful instructions of the board of directors; (iii) any willful act of fraud or dishonesty that causes material damage to the Company; (iv) any willful violation of the Company's insider trading policy; (v) any willful violation of the Company's conflict of interest policies; (vi) any willful unauthorized use or disclosure of trade secrets or other confidential information; or (vii) the Named Executive Officer's conviction of a felony.

For purposes of these employment agreements, "Good Reason" means the occurrence of any of the following, without the applicable Named Executive Officer's express written consent: (i) a material diminution of the Named Executive Officer's duties or responsibilities; (ii) a material diminution of the Named Executive Officer's base salary or target bonus amount that also is applied to substantially all other executive officers of the Company on the approval of the board of directors if the Named Executive Officer's reduction is substantially proportionate to, or no greater than (on a percentage basis), the reduction applied to substantially all other executive officers; (iii) the Company's material breach of the agreement; or (iv) the Company requiring the Named Executive Officer to relocate his or her primary place of employment to a facility or location that is more than 30 miles from his or her principal place of employment as of the effective date of the agreement; provided, however, that the Named Executive Officer will only have Good Reason if (i) he or she notifies the board of directors in writing of the existence of the condition which he or she believes constitutes Good Reason within 90 days of the initial existence of such condition (which notice specifically identifies such condition), (ii) the Company fails to remedy such condition within 30 days after the date on which the board of directors receives such notice, and (iii) his or her resignation is effective within 30 days after the expiration of such 30-day remedial period.

Equity Award Agreements

The award agreements governing the relative TSR PRSU awards granted to our Named Executive Officers each provide that in the event of a change in control that occurs before the end of the performance period, then (i) the performance period will be shortened so that it ends on the date of the change in control, with the ending stock price for purposes of determining the Company's TSR equal to the price per share paid for the Company's stock in the change in control and the ending stock price for purposes of determining the TSR of each member of the peer group equal to the average closing stock prices for such company's stock for the 30-calendar days on the date of the change in control, and (ii) the number of PRSUs that become eligible to vest based on the relative TSR for such adjusted performance period will vest on the last day of the originally scheduled performance period, subject to the applicable Named Executive Officer remaining a service provider to the Company or its successor.

The award agreements governing the Revenue Growth PRSUs granted to our Named Executive Officers each provide that in the event of a change in control that occurs before the end of the performance period, then the number of PRSUs that become eligible to vest will be equal to the target number of PRSUs, and such PRSUs will vest on the originally scheduled measurement dates, subject to the applicable Named Executive Officer remaining a service provider to the Company or its successor.

The award agreements governing the Go for Gold PRSUs provide that, upon a change in control occurring before all performance periods are completed, (i) completed performance periods convert based on actual performance and vest on their originally scheduled vesting dates, subject to continued service, and (ii) performance periods not yet commenced convert to time-based RSUs at target, retaining their original vesting schedule. If the participant's employment is terminated in connection with the change in control, vesting of such converted RSUs will be accelerated in accordance with the award terms.

The award agreement governing the stock price appreciation performance-based RSUs granted to our CEO provides that the number of shares eligible to vest will be determined based on the percentage increase in the Company's share price during a six-year performance period beginning on the grant date. The starting share price for purposes of measuring performance is determined using the simple average of the Company's closing share price over the sixty trading days preceding the grant date, and performance is measured using the simple average of the Company's closing share price over the sixty trading days preceding each measurement date. If the applicable share price appreciation goals are achieved, the number of shares earned will vest over time based on the CEO's continued service, with portions of the earned shares vesting on the third, fourth, fifth, and sixth anniversaries of the grant date. In the event of a change in control prior to the end of the performance period, the performance period will be shortened to the date of the change in control and the transaction price will be used to determine the level of achievement, with vesting continuing in accordance with the original vesting schedule, subject to the terms of the award agreement.

Equity Protection Policy

Ms. Stevens is entitled to certain acceleration of vesting of outstanding equity awards in the event of a change in control, pursuant to the Company's Equity Protection Policy applicable to certain Company executives. Upon an involuntary termination, as defined in the policy, immediately prior to the change of control extending through a date that is 24 months after a qualifying change in control, Ms. Stevens will immediately vest in all compensatory equity that vests solely based on continued service, including any performance-based compensatory equity. Equity that vests based on performance shall vest based on the terms of such awards; provided, however, if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted prior to the effective date of the change in control, the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control. For purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period shall be deemed to be the price of the Company's stock as of the date of the original performance grant, and applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches shall be converted to RSUs and will vest on the originally scheduled measurement dates, subject to Ms. Stevens remaining a service provider to the Company or its successor through such dates.

The following table provides information regarding the amounts that would have been owed to our Named Executive Officers who were employed by the Company at fiscal year-end if (i) their employment with the Company had been terminated or (ii) a change in control occurred, in each case as of the last day of the last completed fiscal year.

Name	Basis of Payment	Cash Severance ($)	Continuation of Insurance Benefit ($)	Vesting of Equity Awards ($)[1][2][3]	Total ($)
Ford Tamer **President & CEO**	Involuntary Termination Not in Connection With a Change in Control	1,800,000	30,786	6,640,341	8,471,127
	Involuntary Termination in Connection With a Change in Control	3,600,000	30,786	71,103,454	74,734,240
Lorenzo Flores **SVP & CFO**	Involuntary Termination Not in Connection With a Change in Control	1,100,000	42,983	—	1,152,983
	Involuntary Termination in Connection With a Change in Control	1,100,000	42,983	21,143,322	22,296,305
Erhaan Shaikh **SVP Worldwide** **Sales**	Involuntary Termination Not in Connection With a Change in Control	814,000	35,603	—	849,603
	Involuntary Termination in Connection With a Change in Control	814,000	35,603	16,265,921	17,115,524
Esam Elashmawi **SVP Strategy &** **Marketing**	Involuntary Termination Not in Connection With a Change in Control	1,040,884	35,603	—	1,076,487
	Involuntary Termination in Connection With a Change in Control	1,040,884	35,603	19,963,494	21,039,981
Pravin Desale **SVP R&D**	Involuntary Termination Not in Connection With a Change in Control	851,185	36,160	—	887,345
	Involuntary Termination in Connection With a Change in Control	851,185	36,160	21,143,322	22,030,667
Tonya Stevens **Interim CFO**	Involuntary Termination Not in Connection With a Change in Control	637,500	22,425	—	662,925
	Involuntary Termination in Connection With a Change in Control	637,500	22,425	5,818,370	6,481,295

(1) The value of each Named Executive Officer's equity award vesting acceleration benefit in connection with a qualifying termination of the Named Executive Officer's employment or the Named Executive Officer's performance-based awards becoming subject only to time-based vesting upon a change in control, as

applicable, is calculated as the number of shares covered by the portions of the Named Executive Officer's equity awards that are subject to such acceleration or that are eligible to vest following such change in control, as applicable, multiplied by the closing price of our common stock on January 2, 2026 (the last trading day in fiscal 2025), which was $78.65 per share.

(2) Represents the value of the accelerated vesting of certain of each Named Executive Officer's outstanding equity awards upon a qualifying termination of the Named Executive Officer's employment as described above under the sections titled "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Ford Tamer" and "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Other Named Executive Officers."

(3) Represents value of certain of each Named Executive Officer's outstanding performance-based equity awards becoming subject only to time-based vesting upon a change in control as described above under the sections titled "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Ford Tamer," "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Other Named Executive Officers," and "Potential Payments upon Termination or Change-in-Control – Equity Award Agreements."

CHIEF EXECUTIVE OFFICER PAY RATIO

As required by the Dodd-Frank Act, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. Due to the new-hire compensation package structure and equity awards granted to Mr. Tamer in fiscal 2024, pursuant to which Mr. Tamer did not receive any equity awards in fiscal 2025, the CEO's fiscal 2025 total compensation and accompanying pay ratio is not reflective of what we would expect CEO compensation to be in future years.

To identify the "median employee" from our employee population, we determined that, as of the last day of the last completed fiscal year, our employee population consisted of approximately 1,174 individuals working at our parent company and consolidated subsidiaries. We selected simplified total compensation, measured using our internal payroll and accounting records for the last completed fiscal year, as the most appropriate measure of compensation. Simplified total compensation consists of the sum of the three major pay elements received by all employees in the last completed fiscal year: (1) salary or base pay paid during the last completed fiscal year; (2) non-equity incentive plan compensation (which consists of bonus payments paid under the Corporate Incentive plan or Sales Incentive Play), during the last completed fiscal year; and (3) equity compensation, which consists of the grant date fair value of equity compensation awards granted during the last completed fiscal year calculated according to ASC Topic 718, excluding any estimated forfeitures. This calculation was performed for all employees of the Company as the last day of the last completed fiscal year, excluding our CEO. No cost-of-living adjustments or estimates were used to identify the median employee or calculate the median employee's total compensation.

For our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than our CEO), was $85,789.

- The annualized annual total compensation of our CEO, calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, was $1,725,091.

Ratio

For fiscal 2025, based on this information, the annual total compensation of our CEO was 20.1 times that of the median of the annual total compensation of all employees.

We believe this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE DISCLOSURE

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and other named executive Officers ("Non-PEO NEOs") and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for James R. Anderson[1] ($)	Summary Compensation Table Total for Esam Elashmawi[1] ($)	Summary Compensation Table Total for Ford Tamer[1] ($)	Compensation Actually Paid to James R. Anderson[1,2,3] ($)	Compensation Actually Paid to Esam Elashmawi[1,2,3] ($)	Compensation Actually Paid to Ford Tamer[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)	TSR Percentile Rank Relative to the Russell 3000 Index[5]
2025	—	—	1,725,091	—	—	41,815,867	7,987,366	14,521,298	171.65	278.99	3.1	77th percentile
2024	16,287,952	13,579,214	69,154,980	(21,719,177)	4,114,264	56,448,465	10,446,083	1,955,462	128.68	192.33	61.1	27th percentile
2023	14,379,579	—	——	22,039,109	—	—	4,523,440	5,492,714	150.57	155.35	259.1	43rd percentile
2022	11,653,423	—	—	8,548,319	—	—	3,395,414	(392,017)	141.60	93.02	178.9	59th percentile
2021	18,387,422	—	—	70,640,501	—	—	4,764,499	15,839,660	168.18	142.85	95.9	89th percentile

(1) Ford Tamer was our PEO for year 2025. Ford Tamer, Esam Elashmawi, and James R. Anderson were our PEOs for year 2024, and James R. Anderson was our PEO in 2021, 2022, and 2023. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2021	2022	2023	2024	2025
Sherri Luther	Sherri Luther	Sherri Luther	Sherri Luther	Lorenzo Flores
Esam Elashmawi	Esam Elashmawi	Esam Elashmawi	Mark Nelson	Esam Elashmawi
Stephen Douglass	Stephen Douglass	Mark Nelson	Pravin Desale	Pravin Desale
Mark Nelson	Mark Nelson	Pravin Desale	Tracy Feanny	Erhaan Shaikh
			Tonya Stevens	Tonya Stevens

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for Ford Tamer ($)	Exclusion of Stock Awards for Ford Tamer ($)	Inclusion of Equity Values for Ford Tamer ($)	Compensation Actually Paid to Ford Tamer ($)
2025	1,725,091	—	40,090,776	41,815,867

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	7,987,366	(7,000,277)	13,534,209	14,521,298

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Ford Tamer ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Ford Tamer ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Ford Tamer ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Ford Tamer ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Ford Tamer ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Ford Tamer ($)	Total - Inclusion of Equity Values for Ford Tamer ($)
2025	—	39,685,655	—	405,121	—	—	40,090,776

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2025	8,568,813	4,786,068	—	179,328	—	—	13,534,209

(4) The Peer Group TSR set forth in this table utilizes the Philadelphia Semiconductor Index ("PHLX Semiconductor Index"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended January 3, 2026. The comparison assumes $100 was invested for the period starting January 2, 2021, through the end of the listed year in the Company and in the PHLX Semiconductor, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined TSR Percentile Rank relative to the Russell 3000 Index to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in the last completed fiscal year. We present one-year percentile ranks in this table. This performance measure may not have been the most important financial performance measure for prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR") and Peer Group TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR for the fiscal years indicated, and the PHLX Semiconductor Index TSR over the same period.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the five most recently completed fiscal years.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company-Selected Measure

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our TSR Percentile Rank Relative to the Russell 3000 Index during the five most recently completed fiscal years.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2025 to Company performance. The measures in this table are not ranked.

TSR relative to the Russell 3000 Index
Non-GAAP Operating Income
Revenue

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of such forms and a review of beneficial ownership of Company securities, the Company believes that all reported and reportable transactions during the last completed fiscal year were filed on a timely basis.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company's published Code of Conduct provides that as a general rule, employees should avoid conducting Company business or entering into any Company business agreements or arrangements with a relative or significant other, or with a business in which a relative or significant other has an influential role, and any other business agreements or arrangements that would be considered a related party transaction.

Under the Company's Code of Conduct, if a related party transaction is to be entered into, it must be fully disclosed to the Chief Financial Officer and General Counsel in advance, and if determined to be material by the Chief Financial Officer and General Counsel, the transaction must be reviewed and approved in advance by the Audit Committee of the Board of Directors. Any related party transactions involving the Company's directors or executive officers are, by definition, material, and as such, must be reviewed and approved, in writing and in advance, by the Audit Committee.

Any approved related party transactions must be structured and conducted in a manner such that no preferential treatment is given to the related party.

In addition, the Company's published Governance Policies provides that no director may receive any material personal profit or advantage in connection with any transaction involving the Company without disclosure and preapproval of the chair of the Nominating and Governance Committee (or other member of the Nominating and Governance Committee, if the director in question is the chair). Furthermore, no director may have a material personal or family financial interest in any Company supplier, customer, reseller or competitor that might cause divided loyalty, or the appearance of divided loyalty, without advance disclosure and approval by the Nominating and Governance Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date (March 2, 2026), certain information with respect to the beneficial ownership of our common stock by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our voting securities, (ii) each director and each nominee for director, (iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all current executive officers and directors as a group. We do not know of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change of control. Unless otherwise indicated, the address of each stockholder in the table below is c/o Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124.

Name	Number of Shares Beneficially Owned[1]	Percent of Total[1]
5% Stockholders		
T. Rowe Price Investment Management, Inc.	20,812,602[2]	15.2%
T. Rowe Price Associates, Inc.	18,087,849[3]	13.2%
The Vanguard Group, Inc.	13,972,661[4]	10.1%
BlackRock, Inc.	13,732,335[5]	10.0%
Directors		
Ford Tamer	285,745[6]	*
Robin Abrams**	107,348[7]	*
Douglas Bettinger	5,970[8]	*
Que Thanh Dallara	4,292[9]	*
John Forsyth	4,292[10]	*
Mark Jensen	96,657[11]	*
James Lederer	41,357[12]	*
D. Jeffrey Richardson	25,738[13]	*
Elizabeth Schwarting	3,891[14]	*
Named Executive Officers		
Pravin Desale	13,764[15]	*
Esam Elashmawi	159,991[16]	*
Lorenzo Flores	36,580[17]	*
Erhaan Shaikh	41,137[18]	*
Tonya Stevens***	6,093[19]	*
All directors and executive officers as a group	845,964[20]	0.62%

* Less than 1%.
** Director through April 30, 2026.

90

*** Ms. Stevens was Interim CFO from October 16, 2024 through February 9, 2025.

(1) Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares, subject to community property laws where applicable.

(2) Based solely on information contained in a Form 13G which was filed on November 14, 2025, by T. Rowe Price Investment Management, Inc. which reported sole voting power over 20,764,640 shares and sole dispositive power over 20,812,602 shares. The address for T. Rowe Price Investment Management, Inc. is 1307 Point Street, Baltimore, MD 21231.

(3) Based solely on information contained in a Form 13G which was filed on February 17, 2026 by T. Rowe Price Associates, Inc. which reported sole voting power over 17,614,327 shares and sole dispositive power over 18,087,750 shares. The address for T. Rowe Price Associates, Inc. is 1307 Point Street, Baltimore, MD 21231.

(4) Based solely on information contained in a Form 13G filed on February 13, 2024, by Vanguard Group, Inc. which reported shared voting power as to 85,259 shares, sole dispositive power as to 13,778,212 shares, and shared dispositive power as to 194,449 shares. The address for Vanguard Group, Inc. is 100 Vanguard Blvd, Malvern, PA 19355.

(5) Based solely on information contained in a Form 13G filed on November 6, 2025, by BlackRock, Inc., which reported sole voting power as to 13,251,262 shares and sole dispositive power as to 13,732,335 shares. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(6) Includes 0 RSUs that vest within 60 days of March 2, 2026. Includes (i) 93,089 shares held directly, (ii) 182,656 shares of restricted stock over which the reporting person has voting power, and (iii) 10,000 shares held indirectly ina trust.

(7) Includes 0 RSUs that vest within 60 days of March 2, 2026.

(8) Includes 0 RSUs that vest within 60 days of the Record Date.

(9) Includes 0 RSUs that vest within 60 days of the Record Date.

(10) Includes 0 RSUs that vest within 60 days of the Record Date.

(11) Includes 0 RSUs that vest within 60 days of March 2, 2026. Includes 41,508 shares held directly and 59,342 shares held by Genesis Property, LLC, of which Mr. Jensen is the sole managing member and has sole voting power. The Jensen Family 2023 Irrevocable Trust, in which Mr. Jensen does not hold a pecuniary interest, owns 99% of Genesis Property, LLC and, for SEC reporting purposes only, Mr. Jensen disclaims beneficial ownership of 58,710 shares held by Genesis Property, LLC.

(12) Includes 0 RSUs that vest within 60 days of the Record Date.

(13) Includes 0 RSUs that vest within 60 days of the Record Date.

(14) Includes 0 RSUs that vest within 60 days of the Record Date.

(15) Includes 1,705 RSUs that vest within 60 days of the Record Date.

(16) Includes 0 RSUs that vest within 60 days of the Record Date.

(17) Includes 0 RSUs that vest within 60 days of the Record Date.

(18) Includes 0 RSUs that vest within 60 days of the Record Date.

(19) Includes 0 RSUs that vest within 60 days of the Record Date.

(20) The number of shares beneficially owned by all of our directors and executive officers as a group and as of the Record Date includes 1,705 RSUs that vest within 60 days of the Record Date.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information, as of the last completed fiscal year, with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding options, warrants and rights[2]	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))[3]
Equity Compensation plans approved by security holders[1]	4,944,317	—	4,943,150
Equity Compensation plans not approved by security holders[4]	442,103	—	1,265,140
Total	5,386,420	—	6,208,290

(1) Consists of shares of our common stock issuable upon exercise of options or payment of RSUs granted under the 1996 Stock Incentive Plan, the 2001 Stock Plan, the 2023 Equity Incentive Plan, the 2013 Incentive Plan, the 2001 Outside Directors' Stock Option Plan and the 2011 Non-Employee Director Equity Incentive Plan, or assumed by us in connection with mergers and acquisitions. We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights under our 2012 Employee Stock Purchase Plan. Does not include any securities issuable under our 2025 Inducement Equity Plan.

(2) As of January 3, 2026, there are no outstanding options. The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding RSUs, which have no exercise price. The weighted average exercise price also excludes the rights outstanding under our 2012 Employee Stock Purchase Plan.

(3) Includes approximately 660,935 shares reserved for issuance under our 2012 Employee Stock Purchase Plan, which provides that shares of our common stock may be purchased at a per share price equal to 85% of the fair market value of the common stock on the beginning of the six-month offering period or a purchase date applicable to such offering period, whichever is lower. Also includes approximately 4,680,127 shares reserved for issuance under our 2023 Equity Incentive Plan, which may be granted pursuant to stock options, stock appreciation rights, stock awards or restricted stock or units. Also includes approximately 263,023 shares reserved for issuance under our 2011 Non-Employee Director Equity Incentive Plan, which may be granted pursuant to stock options, restricted stock, or RSUs.

(4) Represents shares reserved for issuance under the Company's 2025 Inducement Equity Plan, which was adopted in accordance with Nasdaq Listing Rule 5635(c)(4) and was not approved by stockholders. See our latest Annual Report on Form 10-K for a description of the material features of the Company's 2025 Inducement Equity Plan.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee are fully described in the Audit Committee charter. Management is responsible for maintaining our financial controls and preparing our financial reports. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements and our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing audit reports. The Audit Committee's responsibility is to execute the Audit Committee charter and oversee these processes. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in our Annual Report on Form 10-K for the year ended January 3, 2026, with management and our independent registered public accounting firm.

The Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, adopted by the Public Company Accounting Oversight Board and Rule 2-07 of Regulation S-X, Communications with Audit Committees. In addition, the Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with our independent registered public accounting firm the independent accountant's independence from the Company and our management.

Based upon the Audit Committee's discussions with management and our independent registered public accounting firm and the Audit Committee's review of the representations of management, the reports of our independent registered public accounting firm, and the information referenced above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended January 3, 2026, for filing with the SEC.

Respectfully submitted by the Audit Committee.

Mark Jensen, *Chair*
Robin Abrams
Douglas Bettinger

ANNUAL REPORT

Our 2025 Annual Report to Stockholders is provided to our stockholders together with this Proxy Statement. We will furnish without charge, upon the written request of any person who was a stockholder or a beneficial owner of our common stock at the close of business on the Record Date, an additional copy of our Annual Report on Form 10-K for our most recent fiscal year filed with the SEC on February 13, 2026, including financial statement schedules but not including exhibits. Requests should be directed to the attention of the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124.

OTHER BUSINESS

The Board of Directors does not intend to present any business for action at the Annual Meeting other than the election of directors and the proposals set forth herein, nor does it have knowledge of any matters that may be presented by others. If any other matter properly comes before the Annual Meeting, the persons named in the accompanying form of proxy intend to vote the shares they represent as the Board of Directors may recommend or if no such recommendation is given, in the discretion of such persons.

METHOD AND COST OF SOLICITATION

The cost of solicitation of proxies will be paid by the Company. In addition to solicitation by mail, certain of our employees, for no additional compensation, may request the return of proxies personally or by telephone, fax, or e-mail. We will, on request, reimburse brokers and other persons holding shares for the benefit of others for their expenses in forwarding proxies and accompanying material and in obtaining authorization from beneficial owners of our stock to execute proxies. The Company may also engage the services of a third-party firm to aid in the solicitation of proxies.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

To be considered for inclusion in the proxy statement relating to next year's Annual Meeting of Stockholders, a stockholder proposal must be received at our principal executive offices no later than November 18, 2026. Such proposals also will need to comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals should be addressed to the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124.

Other Stockholder Proposals and Director Nominations

If a stockholder wishes to present a stockholder proposal at next year's Annual Meeting of Stockholders that is not intended to be included in the proxy statement or to nominate a person for election to our Board of Directors at next year's Annual Meeting of Stockholders, the stockholder must provide the information required by our bylaws and give timely notice to our corporate secretary in accordance with our bylaws, which, in general, require that the notice be received by the corporate secretary:

(1) not earlier than 8:00 a.m., Pacific time, on January 1, 2027, and

(2) not later than 5:00 p.m., Pacific time, on January 31, 2027.

If the date of the next Annual Meeting of Stockholders is changed by more than 25 days from the anniversary of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 or of a nomination for election to our Board of Directors must be received no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., Pacific time, on the later of the 90th day prior to the day of the annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting was first made. Notices of intention to present proposals or to nominate persons for election to our Board of Directors at the next year's Annual Meeting of Stockholders should be addressed to the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124. In addition, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by the Exchange Act no later than March 2, 2027, which is 60 days prior to the anniversary date of the Annual Meeting. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals or access a complete copy of our bylaws at http://www.sec.gov.

MULTIPLE COPIES OF PROXY MATERIALS

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or annual reports. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability of Proxy Materials.

If you share an address with another stockholder, you may receive only one set of proxy materials (including our Notice of Internet Availability of Proxy Materials) unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy. Your request may be addressed to the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, or you may contact the Secretary at (503) 268-8000 or by sending an email message to proxy@latticesemi.com with "Request for Proxy Materials" in the subject line and provide your name and address. Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may write or call us at the above address, phone number or e-mail address to request delivery of a single copy of these materials.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, whether or not you expect to be present at the Annual Meeting, please vote your shares as soon as possible. You can vote your shares over the Internet or by telephone. In addition, if you receive a proxy card by mail, you can vote by signing and dating the proxy card and returning it in the envelope provided.

Dated: March 18, 2026

By Order of the Board of Directors

Tracy Feanny
Secretary

Appendix A

Non-GAAP Reconciliation (in thousands)

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this proxy makes reference to non-GAAP financial measures. Additional information regarding the non-GAAP measures is provided below[4]:

	Year Ended	
	January 3, 2026	December 28, 2024
Gross Margin Reconciliation		
GAAP Gross margin	356,943	340,400
Stock-based compensation—gross margin[1]	5,397	2,779
Incentive compensation to be settled in equity - gross margin[2]	371	—
Non-GAAP Gross margin	362,711	343,179
Gross Margin % Reconciliation		
GAAP Gross margin %	68.2%	66.8%
Stock-based compensation—gross margin[1]	1.0%	0.6%
Incentive compensation to be settled in equity - gross margin[2]	0.1%	—
Non-GAAP Gross margin %	69.3%	67.4%
Income from Operations Reconciliation		
GAAP Income (loss) from operations	11,232	34,457
Stock-based compensation[1]	116,294	53,718
Incentive compensation to be settled in equity[2]	6,605	—
Transformation charges	5,388	2,770
Legal expenses[3]	1,107	5,248
Amortization of acquired intangible assets	52	3,479
Restructuring and other[2]	5,000	14,016
Impairment charges	3,497	13,929
Non-GAAP Operating Income	149,175	127,617
Reconciliation of Net income to Adjusted EBITDA		
GAAP Net income	3,084	61,131
Interest (income) expense, net	(2,896)	(3,948)
Income tax expense (benefit)[3]	10,293	(24,902)
Amortization of acquired intangible assets	52	3,479
Depreciation and other amortization	34,333	34,502
Stock-Based Compensation[1]	116,294	53,718
Incentive compensation to be settled in equity[2]	6,605	—
Transformation Charges	5,388	2,770
Legal expenses[4]	1,107	5,248
Restructuring and other	5,000	14,016
Impairment charges	3,497	13,929
Write-off of debt costs and nonrecoverable investment	198	2,023
Adjusted EBITDA	182,955	161,966
Gross Margin %		
GAAP Gross margin %	68.2%	66.8%
Stock-based compensation—gross margin[1]	1.0%	0.6%
Incentive compensation to be settled in equity - gross margin[2]	0.1%	—
Non-GAAP Gross margin %	69.3%	67.4%

(1) Includes stock-based compensation and related payroll tax expenses.
(2) Includes accruals for the portion of our annual incentive plan that we intend to settle in equity.
(3) Includes legal expenses outside the ordinary course of business.
(4) A schedule reconciling additional non-GAAP to GAAP measures as presented in this proxy is available in our Form 8-K dated February 10, 2026.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED JANUARY 3, 2026

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission file number: 000-18032

LATTICE SEMICONDUCTOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**93-0835214**
(State of Incorporation)	(I.R.S. Employer Identification Number)
5555 NE Moore Court, Hillsboro, Oregon	**97124-6421**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**503**) **268-8000**

Securities registered pursuant to Section 12(b) of the Act:

(Title of Class)	(Trading Symbol)	(Name of each exchange on which registered)
Common Stock, $.01 par value	LSCC	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 27, 2025	$	3,426,088,902
Number of shares of common stock outstanding as of February 9, 2026		136,786,203

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the 2026 Annual Meeting of Stockholders, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

LATTICE SEMICONDUCTOR CORPORATION
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of federal securities laws. These involve estimates, assumptions, risks, and uncertainties. Any statements about our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. We use words or phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "plan," "possible," "predict," "projects," "may," "will," "should," "continue," "ongoing," "future," "potential," and similar words or phrases to identify forward-looking statements.

Forward-looking statements include, but are not limited to, statements about: our target or expected financial performance and our ability to achieve those results; current and future impacts of the macroeconomic climate, including ongoing global military conflicts and actions of governments, businesses, and individuals in response to these situations; the impact of any continuing trade or travel restrictions or increasing tariffs on the export and import of products between the U.S. and other countries, including China; the impact of any deterioration in relations between Taiwan and China, and other factors affecting military, political, or economic conditions in Taiwan or elsewhere in Asia; the impact of tariffs, trade sanctions, license requirements or similar actions on our suppliers and customers; the impact of inflationary pressures; the effects of climate dynamics and disruptive natural disasters on us, our suppliers, and our consumers, including as a result of actions by governments, businesses, and consumers in response; our business strategy; our expectations and strategies regarding market trends and opportunities, including market drivers such as wireless and wireline communications infrastructure deployments, data center servers and networking equipment, client computing platforms, industrial Internet of Things, factory automation, robotics, automotive electronics, smart homes, prosumers, and other applications; our beliefs about who we may compete with and whether we are differentiated from those competitors, as well as their potential capabilities; our expectations regarding our customer base and the impacts of our customers' actions on our business; our expectations regarding distributor and customer purchasing patterns, inventory levels, and order timing; our expectations regarding both new and existing product offerings; our gross margin growth and our strategies to achieve gross margin growth and other financial results; our future investments in research and development; our ability to take advantage of the process technology development efforts of semiconductor foundries and apply those technologies when they become most economically beneficial to us and to our customers; the impact of changing foundries or OSATs (as defined below) or their failure to manufacture sufficient quantities of our products at acceptable yields, as well as the impact of problems with other subcontractors or distributors; the impact if we are unable to detect product defects; the impact if our insurance proves to be inadequate to resolve claims against us; whether we will experience seasonality or cyclicality and the resulting effects on our business; our expectations about our patent portfolio, including the expiration of patents, whether, when and where we will make future filings, and the value of the patents and associated licensing agreements generally and to our business, as well as risks arising from the licensing and sale of our patents; our ability to attract and retain personnel and their importance to our performance; future financial results or accounting treatments; our judgments involved in accounting matters, including revenue recognition, inventories and cost of revenue, and income taxes; actions we may take regarding the design and continued effectiveness of our internal controls over financial reporting; our use of cash; our beliefs regarding the adequacy of our liquidity, capital resources and facilities; the impact of our debt on our future operating and financial performance, as well as the impact if we breach a loan covenant; whether we will consider and act upon acquisition opportunities, and the timing, completion, or abandonment of such transactions and the impact of such opportunities on our business; whether we will pursue future stock repurchases and how any future repurchases will be funded; the future price volatility of our stock and the effects of that volatility; our ability or failure to prevent and respond to information technology system failures, security breaches and incidents, cyberattacks or fraud, and the occurrence and impact of such cybersecurity incidents; the costs of mitigating cybersecurity risks; the impact of artificial intelligence ("AI"), including our expectations regarding the growth of AI and our AI-related revenue; the impact of laws and regulations addressing privacy, data protection, and cybersecurity and our ability to comply with the same; our ability to comply with other laws and regulations, the costs of such compliance, and costs incurred if we fail to comply with such laws and regulations; our beliefs regarding legal or administrative proceedings; and impacts of global pandemics, epidemics, and other public health matters and actions of governments, businesses, and individuals in response to these situations.

These forward-looking statements are based on estimates and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from those statements expressed in the forward-looking statements. The key factors, among others, that could cause our actual results to differ materially from the forward-looking statements include global economic conditions and uncertainty; the effect of any downturn in the economy on capital markets and credit markets; the concentration of our sales in certain end markets, particularly as it relates to the concentration of our sales in the Asia Pacific region; market acceptance and demand for our existing and new products; market and technology trends; our ability to achieve yield and quality improvements; our ability to protect, license and sell our intellectual property; shortages or increased costs in our supply chain; any disruption of our distributors or distribution channels; the impact of competitive products and pricing, especially by companies with great resources than us; unanticipated warranty claims; physical and transition disruptions and costs associated with climate dynamics; unanticipated taxation requirements or positions of the U.S. Internal Revenue Service or other taxing authority, unanticipated effects of tax reform, and unrecognized tax benefits and tax adjustments and allowances; our ability to attract and retain key personnel; the sufficiency of our insurance coverage; the impact of our outstanding indebtedness on our strategic flexibility, liquidity and results of operations; the impact of strategic transactions; unexpected impacts of accounting guidance; unfavorable results of legal proceedings. In addition, actual results are subject to other risks and uncertainties that relate more broadly to our overall business, including those more fully described herein and that are otherwise described from time to time in our filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, the items discussed in Part I, Item 1A, "Risk Factors," in this Annual Report on Form 10-K.

You should not unduly rely on forward-looking statements because our actual results could differ materially from those expressed by us. In addition, any forward-looking statement applies only as of the date of this filing. We do not plan to, and undertake no obligation to, update any forward-looking statements to reflect new information or new events, circumstances or developments, or otherwise.

PART I

Item 1. Business

Overview

Lattice Semiconductor Corporation and its subsidiaries ("Lattice," the "Company," "we," "us," or "our") develop technologies that we monetize through differentiated programmable logic semiconductor products, silicon-enabling products, system solutions, design services, and technology licenses. Lattice is the low power programmable leader. We solve customer problems across the network, from the Edge to the Cloud, in the Communications, Computing, Industrial, Automotive, and Consumer markets. Our technology, long-standing relationships, and commitment to world-class support lets our customers quickly and easily unleash their innovation to create a smart, secure, and connected world.

Our field programmable gate array ("FPGA") devices enable us to provide our customers with a strong, growing base of control, connect, and compute technologies. We believe there are multiple growth areas that will allow us to increase our addressable market. In particular, we believe there are several emerging trends in servers, infrastructure, and smart devices that are opportunities for Lattice:

- With the growth of hyperscale data centers, our "processor agnostic" solutions are ideal for dataplane, control, and connect functions in enterprise and data center server applications.
- With the continued data center network expansion, as well as continued Communications infrastructure build-out from 5G deployment and beyond, Lattice solutions are being adopted to control and connect a variety of functions in critical systems.
- Vision and intelligence in systems are increasing electrification and the proliferation of sensors in smart factories, smart homes, and automobiles. Our low power, small form factor solutions are ideal for systems and sensor applications.
- With the increase in artificial intelligence ("AI") and a multitude of applications at the network edge, Lattice devices support applications like face detection, image recognition, human-machine interface ("HMI"), and video analytics.
- With the demand for more hardware security in the Communications, Computing, Industrial, Automotive, and Consumer markets, our devices provide enhanced platform security enabling post-quantum algorithms.

In addition, the FPGA market is continuing to grow in importance to the overall semiconductor market, driven by five secular trends acting as tailwinds. Lattice is uniquely positioned to address these trends.

- AI is driving shorter design cycles, allowing less time to integrate auxiliary functions.
- As application specific integrated circuit ("ASIC") and application specific standard part ("ASSP") development costs continue to increase, allocating more functions to FPGAs improves the Return on Investment on ASICs and ASSPs and drives more designs for FPGAs.
- As the cost of advanced nodes increase, mature process FPGAs are more economical to perform certain functions.
- Emerging applications like security have fast-changing requirements. A perfect example is Post Quantum Cryptography ("PQC") for which FPGA programmability offers more adaptable solutions than fixed-function ASICs that can't easily be redesigned.
- Edge AI requires contextual intelligence near the sensor. In these applications, Lattice's "far-edge" FPGAs can offload processing and enable the "near-edge" inference chip to focus on other tasks. Lattice FPGAs are already in these sockets today performing other functions, which gives Lattice a competitive advantage with customers.

The small and mid-range FPGA segments are growing faster than the overall FPGA market, led by new applications in data centers and cloud, robotics, industrial automation, autonomous vehicles, electrification, IoT, telematics, aerospace and defense, and AI across these segments. These applications have driven a rapid expansion of sensors, which require massive amounts of data to be bridged, aggregated, and fused to upstream processing units. Lattice has an existing foothold in these markets today, and our goal is to be the market leader in the growing far-edge AI segment. This is one of several catalysts that increase our confidence in Lattice's long-term growth opportunities as we continue to execute our strategy.

Our Markets and Customers

We sell our products globally in three end market groups: Communications and Computing, Industrial and Automotive, and Consumer. We also provide Intellectual Property ("IP") licensing and services to these end markets.

In the **Communications and Computing Market**, our solutions can be used as primary processors or as FPGA companion chips to AI and processing applications, playing key roles in computing systems such as servers and client devices, 5G wireless infrastructure, switches, routers, and other related applications.

Our Communications and Computing customers need to address a variety of challenges.

- As server architectures become increasingly complex, customers need simplified control logic, enhanced hardware platform security, system status monitoring, and rigorous power and thermal management.
- Networks typically require progressively higher bandwidth and increased reliability as more data is demanded by connected devices, and increasingly require more security as providers embrace disaggregation and openness with the adoption of open radio access networks ("ORAN").
- As wireless cellular sites become more compact, there is a growing requirement for smaller form factors optimized for low power consumption and thermal management.

Lattice FPGAs help solve these customer problems. Our FPGAs are optimized for input/output ("I/O") expansion, hardware acceleration, "first-on, last-off" hardware security, and hardware management. Our FPGAs consume power at very low rates, which reduces operating costs. Their small form factor enables higher functional density in less space. Finally, our FPGAs are I/O rich, which allows for more connections with system ASICs and ASSPs.

Examples of where our products enable intelligent automation in the **Industrial and Automotive Market** include industrial Internet of Things ("IoT") and "Industry 4.0", machine vision, robotics, factory automation, advanced driver assistance systems ("ADAS"), and automotive infotainment.

Our Industrial and Automotive customers leverage our devices in the following use cases:

- As an FPGA companion chip to vision and motion control applications: in humanoids, industrial robots, medical, Aerospace & Defense, and automotive applications.
- As the AI "brain" in far-edge and physical AI applications.
- In multi-function applications such as HMI, camera/lidar/radar sensor fusion, signal processing, control, and communication.

Additionally, our Industrial and Automotive customers have many opportunities to use technology to increase automation, efficiency, and productivity:

- As factories automate to improve efficiency and employee safety, sensors, machine vision, and robotics are proliferating, in turn requiring increasing amounts of data to be gathered, connected, and processed.
- As physical AI and humanoids/robots gain traction across factory floors and beyond, motor control, machine vision, sensor connectivity, speech recognition, person/object detection, safety, security, and low latency are critical.
- Automobiles and other forms of transportation are also becoming smarter and more connected. Drivers and passengers are demanding better in-cabin experiences including entertainment, diagnostics, and enhanced safety — often involving multiple displays, cameras, and sensors.
- As factories and automotive manufacturers continue their evolution of computerization, power reduction, system security, faster time to design-in and market, and lower costs are becoming increasingly essential.

Our product portfolio helps provide solutions that benefit our customers. Our small-sized, low power FPGAs not only provide the I/O expansion, bridging, connectivity, and processing inherent in FPGAs, but they also form the backbone of several integrated solutions, including hardware-based security, motor control, complete High Definition ("HD") camera and Digital Video Recorder ("DVR") solutions on a single FPGA device, and HMI on a chip. Furthermore, our FPGAs are adjacent to the sensors in industrial and automotive, enabling our customers to run their "far-edge" AI models and workloads at low latency.

In the **Consumer Market**, you can find our solutions making products smarter and smaller, including smart home devices, prosumer devices, sound bars, high end projectors, Augmented Reality ("AR") / Virtual Reality ("VR") devices, and wearables.

Our Consumer customers are driven by the need to deliver richer and more responsive experiences. They typically require:

- More intelligence and computing power. Products need to be "always-on" and "always-aware."
- Longer battery lives for wireless devices and reduced energy consumption for plugged-in devices.
- Real-time transmission of higher resolution video content on larger screen sizes.
- Fast design cycles. Products must be quickly and easily differentiated.
- Smaller form factors. Products need to lay flatter on the wall or fit more easily into pockets.
- Various levels of video processing and analytics.

Lattice FPGAs bring multiple benefits to these customers. An FPGA's parallel architecture enables faster processing than competing devices, such as microcontrollers ("MCUs"), allowing for a user experience with shorter pauses and fewer delays. Our FPGAs are among the most power efficient in the industry, enabling the application processor and other high-power components to remain dormant longer, resulting in longer battery life. Finally, with some of the industry's smallest packages, we enable thinner and more compact end products.

Our proprietary solutions help our customers get their products to market faster than typical development cycles of custom ASICs. With re-programmability and flexibility, our FPGAs inherently allow our customers to have quicker product development. The time-to-market advantages of Lattice's solutions are critical given the shorter product life cycles in our customers' end markets.

Our Products, Services, and Competition

We are focused on delivering FPGAs and related solutions to help solve our customers' problems. We also serve our customers with IP licensing and various other services.

Field Programmable Gate Arrays ("FPGAs")

FPGAs are regular arrays of logic that can be custom-configured by the user through software. This programmability allows our customers flexibility and reduced time to market, while allowing us to offer the chips to many different customers in many different markets.

Lattice understands product obsolescence cycles can dramatically impact our customers' business. Lattice FPGAs offer customers supply peace of mind through a commitment to product longevity, with a large number of Lattice devices having been supported in the market for over 20 years. This is fulfilled by multi-sourcing key elements of the silicon supply chain and adding redundancy to assembly and test across multiple reputable suppliers.

Lattice maintains customer support and supply of a variety of long-standing FPGA families that have been in market for more than a decade and still garner strong customer demand today. The architectures for each of these FPGAs were developed using a highly tailored engineering approach to address a specific type of application. These include:

- Lattice MachXO™ – Secure control small FPGAs designed to offer an unprecedented mix of low cost and high functionality in a single device. MachXO2™ FPGAs deliver high system performance, a robust architecture, support for enhanced I/O features, on-chip User Flash Memory, hardened control functions and flexible security features. MachXO3™ is an instant-on, lowest cost per I/O, non-volatile FPGA line, ideally suited for control programmable logic device ("PLD") and bridging applications across many types of systems in communications, computing, industrial, and consumer segments. MachXO3D™ builds on the XO3 architecture, adding an immutable embedded security block, enhanced control functions, expanded user flash memory, and is available in Commercial, Industrial, and AEC-Q100 qualified Automotive grade. MachXO4™ FPGAs combine low power consumption, embedded flash, high I/O density, and instant-on capability, with integrated hardened functions, broad programmability, and native support for industry-standard interfaces.
- Lattice CrossLink™ – Video connectivity small FPGAs, optimized for high-speed video and sensor applications for the Industrial, Automotive, Communications, Computing, and Consumer markets. CrossLink™ combines the power and speed benefits of hardened video camera and display bridging cores with the flexibility of FPGA fabric and Lattice CrossLinkPlus™ devices provide users with instant-on capabilities for video display.
- Lattice ECP™ – Small FPGAs optimized for low cost, small form factor, and low power consumption, ECP™ FPGAs are designed for compact, high-volume applications. Optimized for the Communications and Computing market, but also find significant use in the Industrial, Automotive, and Consumer markets.
- Lattice iCE™ – Lattice's ultra-low power small FPGAs. Their small size and ultra-low power make them the optimal products for each of our core segments where small form factor and customization is required. The latest member of the family, the iCE40 UltraPlus™ device, is focused on IoT Edge devices with its AI capabilities, low power, and small form factor.

Starting in 2019, Lattice shifted to a platform-based engineering approach to accelerate time to market when developing product families of FPGAs. This approach enables Lattice to create one foundational platform that is the basis of multiple FPGA product families. Based on these platforms, Lattice provides general purpose function FPGAs and specialized FPGAs optimized for specific applications. Lattice FPGA platforms, and their related FPGA product families, are segmented into small and mid-range categories.

- Lattice small FPGA platforms: Lattice's small FPGA platforms include Lattice Nexus™, which was introduced in 2019, and Lattice Nexus™ 2, introduced in 2024. The Lattice Nexus™ FPGA platform combines Lattice's long-standing low power FPGA expertise with leading 28nm fully depleted silicon-on-insulator ("FD-SOI") semiconductor manufacturing technology to deliver industry leading low power, high performance, high reliability, and small form factor. Lattice Nexus™ 2 builds on the company's small FPGA leadership, offering significant improvements in power and performance efficiency, advanced connectivity, and leading security relative to the competition. Typical logic capacity for small FPGAs can go up to 200K LUTs ("Look Up Tables").

Lattice FPGAs based on the Lattice Nexus™ FPGA platform include:

- Lattice CrossLink-NX™ – Video Connectivity small FPGAs, Lattice CrossLink-NX™ FPGAs, built on the Lattice Nexus platform, provide the lowest power in the smallest packages in their class, higher performance, and high reliability. The latest device family – Lattice CrossLinkU-NX™ – are the industry's first FPGAs with integrated USB device functionality in their class, designed to meet growing customer needs to simplify USB-based design for applications across the Computing, Industrial, Automotive, and Consumer markets.
- Lattice Certus-NX™, Lattice CertusPro™ – General purpose small FPGAs built on the Lattice Nexus platform. Certus-NX™ lead the general-purpose FPGA market in I/O density, delivering up to twice the I/O density per mm² in comparison to similar competing FPGAs, and provide best-in-class power savings, small size, reliability, instant-on performance, and support fast PCI Express (PCIe™) and Gigabit Ethernet interfaces to enable data co-processing, signal bridging, and system control. CertusPro-NX™ FPGAs offer leading power efficiency and the highest bandwidth in the smallest form factor in comparison to similar devices, and launched as the only FPGAs in their class with support for Low-Power Double Data Rate 4 ("LPDDR4") external memory.
- Lattice MachXO5-NX™, Lattice MachXO5D-NX™, Lattice MachXO5-NX TDQ™ – Lattice's line of Control & Security small FPGAs based on the Nexus™ platform. MachXO5-NX™ secure control FPGAs offer increased logic and memory resources, robust 3.3 V I/O support, and a differentiated security feature set with class-leading power efficiency and reliability. MachXO5D-NX™ FPGAs offer crypto-agile algorithms, hardware root of trust features with integrated flash, and fail-safe remote field updates for reliable and secure product lifecycle management. The latest addition to the family, MachXO5-NX TDQ™ FPGAs are the industry's first secure control FPGAs with full Commercial National Security Algorithm ("CNSA") 2.0-compliant PQC support.

Lattice FPGAs based on the Lattice Nexus™ 2 FPGA platform include:

- Lattice Certus-N2™ – General purpose small FPGAs designed to solve key customer challenges by combining advanced connectivity, optimized power and performance, leading security, and small size, with an optimized feature set tailored to the needs of a wide range of small FPGA applications like system expandability, secure bridging, and AI enablement.

- Lattice mid-range FPGA platform: Lattice's mid-range FPGA platform, Lattice Avant™, was introduced in 2022. The Lattice Avant™ 16nm FinFET platform is purpose-built to bring the company's power efficient architecture, small size, and performance leadership to mid-range FPGAs, offering best-in-class power efficiency, advanced connectivity, and optimized compute. Lattice mid-range FPGAs are targeted at applications requiring logic density from 150K SLCs ("System Logic Cells") to above 600K SLCs.

Lattice FPGAs based on the Lattice Avant™ FPGA platform include:

- Lattice Avant-E™ – Mid-range FPGAs designed to solve key customer challenges at the Edge by combining class-leading power efficiency, size and performance with an optimized feature set tailored to the needs of Edge applications like data processing and AI.
- Lattice Avant-G™ – General purpose mid-range FPGAs that address a broad range of applications across multiple markets, offering class-leading power efficiency, small size, and optimized performance, with up to 12.5G SERDES, fast external memory support, class-leading bitstream encryption and authentication, and efficient edge AI processing capabilities.
- Lattice Avant-X™ – Purpose-built mid-range FPGAs with advanced connectivity, including 25G SERDES supporting multi protocols including 25G Ethernet and PCIe 4.0 which are widely used in communications and high-speed industrial applications.

To enable our customers to get to market faster, we support our FPGAs with IP cores, reference designs, development kits, and design software. We are investing in our design software, such as Lattice Radiant™, to deliver best-in-class tools that enable predictable design convergence, and Lattice Propel™ for unparalleled ease in creating embedded processor-based designs. We have developed integrated system-level solution stacks, including Lattice Automate™ for industrial automation and robotics, Lattice mVision™ for low power embedded vision, Lattice ORAN™ for robust control data security, flexible fronthaul synchronization, and low power hardware acceleration for secure, adaptable, ORAN deployment, Lattice sensAI™ for Edge AI applications, Lattice Sentry™ for implementing hardware security, and Lattice Drive™ for advanced, flexible automotive system designs and applications. Further, we have edge AI application software such as Glance by Mirametrix™ that allows users to control the AI and computer vision experiences for a variety of edge applications, including client computing, industrial, and automotive applications.

We believe that Lattice has developed products and solutions with differentiated advantages. Depending on the application, we may compete with other FPGA vendors, as well as producers of ASICs, ASSPs, and microcontrollers, or may act as a companion chip to other chips.

Legacy Semiconductor Products

We also sell Video Connectivity ASSPs, although we are not developing new products in this area and their support requirements are minimal.

IP Licensing and Services

Lattice has a broad set of technological capabilities and many U.S. and international patents. We generate revenue from our technology portfolio via upfront fees and on-going royalty payments through the following activities:

- Standard IP Licensing - these activities include our participation in two consortia for the licensing of High-Definition Multimedia Interface™ ("HDMI") and Mobile High-Definition Link™ ("MHL") standard technologies to customers who adopt the technology into their products and voluntarily report their usage and royalties. The royalties are split among consortium members, including us.
- IP Core Licensing - some customers need Lattice's technology for specific functions or features, but for various reasons are not able to use our silicon solutions. In those cases, we may license our IP cores, which they can integrate into their own ASICs. In contrast to the use of consortia, these licensing activities are generally performed internally.
- Patent Monetization - we consider sales of certain patents from our portfolio generally for technology that we are no longer actively developing. The revenue from these sales generally consists of upfront payments and potential future royalties.
- IP Services - we undergo projects and design services for customers who wish to develop specific solutions that harness our proven technology and expertise.

Research and Development

We place a substantial emphasis on new product development, where return on investment is the key driver. We believe that continued investment in research and development is required to maintain and improve our competitive position. Our research and development activities are focused on new proprietary FPGA products, advanced packaging, existing product enhancements, software development tools, soft IP cores, and application focused hardware and software solutions. These research and development activities occur primarily at our sites in Hillsboro, Oregon; San Jose, California; Montreal, Canada; Shanghai, China; Metro Manila, Philippines; Pune, India; and Penang, Malaysia.

We believe that a continued commitment to research and development is essential to maintaining product leadership and providing a strong cadence of innovative new product offerings and, therefore, we expect to continue to make significant future investments in research and development.

Operations

We operate primarily as a fabless semiconductor provider and, therefore, we maintain strategic relationships with large, established semiconductor foundries to source our finished silicon wafers and manufacture our silicon products. This strategy allows us to focus our internal resources on product and market development and eliminate the fixed cost of owning and operating manufacturing facilities. We are able to take advantage of the ongoing advanced process technology development efforts of semiconductor foundries and apply those technologies when they become most economically beneficial to us and to our customers.

We rely on third party vendors to provide cost-effective and efficient supply chain services. Among other activities, these outsourced services relate to inventory management and warehousing, lead time management, order fulfillment, and the shipment of inventory to third party distributors.

Wafer Fabrication

Lattice partners with United Microelectronics Corporation ("UMC") and its subsidiary United Semiconductor Japan Corporation ("USJC") to manufacture our products on its 130nm, 90nm, 65nm, and 40nm CMOS process technologies, as well as embedded flash memory in these process nodes. We partner with Samsung Semiconductor ("Samsung") to develop and manufacture the first low-power FPGA on 28nm FD-SOI technology, which is used in our Nexus platform of FPGA products. We partner with Taiwan Semiconductor Manufacturing Company ("TSMC") to develop and manufacture on 16nm technology, which is used in our Avant and Nexus 2 platforms of FPGA products, and to manufacture our 350nm, 130nm, 55nm and 40nm products. We partner with Seiko Epson ("Epson") to manufacture our 500nm, 350nm, 250nm and 180nm products.

We source silicon wafers from our foundry partners, UMC, USJC, Samsung, TSMC, and Epson, pursuant to agreements with each company and their respective affiliates. We negotiate wafer volumes, prices, and other terms with our foundry partners and their respective affiliates on a periodic basis.

Assembly

All of our assembly and test operations are performed by industry-leading outsourced assembly and test suppliers ("OSATs") with our primary supplier being Advanced Semiconductor Engineering, Inc. ("ASE"). We perform certain test operations as well as reliability and quality assurance processes internally during the development process. We have achieved and maintained ISO9001:2015 Quality Management Systems Certification and released a line of products qualified to the AEC-Q100 Reliability Standard in support of Automotive product offerings in addition to ISO26262 certification on both Automotive products and software.

After wafer fabrication and initial testing, we ship wafers to independent subcontractors for assembly. During assembly, wafers are separated into individual die and encapsulated in plastic packages. We have qualified two major assembly partners, ASE and Amkor Technology ("Amkor") and are second sourced where volume and customer requirements make it necessary. All ASE and Amkor manufacturing of our products is in Asia. We negotiate assembly prices, volumes, and other terms with our assembly partners and their respective affiliates on a periodic basis.

We currently offer an extensive list of standard products in lead (Pb) free packaging. Our lead-free products meet the European Parliament Directive entitled "Restrictions on the use of Hazardous Substances" ("RoHS"). A select and growing subset of our RoHS compliant products are also offered with a "Halogen Free" material set.

<u>Testing (Sort and Final Test)</u>

We electrically sort test the die on most wafers prior to shipment for assembly. Wafer sort testing is primarily performed by ASE in Taiwan and Malaysia, and by our second source King Yuan Electronics Company ("KYEC") in Taiwan.

Following assembly, but prior to customer shipment, each product undergoes final testing and quality assurance procedures. Final testing is performed by ASE and Amkor.

Sales and Revenue

We generate revenue by monetizing our technology designs and patents through product and technology sales. This involves distribution channel and direct sales of silicon-based hardware and silicon-enabling products, as well as the licensing or sale of IP that we have developed or acquired, some of which we use in our products, and certain design services that we may provide.

<u>Sales and Customers</u>

We primarily sell our products to customers from Lattice Semiconductor Corporation or our wholly-owned subsidiary, Lattice SG Pte. Ltd. Independent distributors are significant customers, and a substantial portion of our sales are made into this channel. Additionally, we sell both directly and through a network of independent manufacturers' representatives. We also employ a direct sales management and field applications engineering organization to support our end customers and indirect sales resources. End customers for our products are primarily Original Equipment Manufacturers ("OEMs") in the Communications and Computing, Industrial and Automotive, and Consumer end markets. Our sales team attempts to drive multi-generational design wins within these OEMs and leverages our distribution partners to grow our broad customer base.

We provide global technical support to our end customers with engineering staff based at our headquarters, product development centers, and selected field sales offices. We maintain numerous domestic and international field sales offices in major metropolitan areas.

In fiscal years 2025, 2024, and 2023, sales to distributors accounted for approximately 84%, 89%, and 87%, respectively, of our net revenue. We depend on our distributors to sell our products to end customers, complete order fulfillment, and maintain sufficient inventory of our products. Our distributors also provide technical support and other value-added services to our end customers. We have one global distributor, and we also have regional distributors in Asia, Japan, Europe, and Israel. Additionally, we sell through four major e-commerce distributors. Revenue from foreign sales as a percentage of total revenue was 83% for fiscal 2025, and 82% for both fiscal 2024 and 2023. We assign revenue to geographies based on ship-to location of our customers. Both foreign and domestic sales are denominated in U.S. dollars.

<u>Backlog</u>

Our backlog consists of orders from distributors and certain OEMs that generally require delivery within the next year. Historically, our backlog has not been a predictor of future sales or customer demand for the following reasons:

● Purchase orders, consistent with common industry practices, generally can be revised or canceled up to 60 days before the scheduled delivery date without significant penalty.
● A portion of our revenue comes from our "turns business," where the product is ordered and delivered within the same quarter.

<u>Seasonality</u>

We periodically experience variability in our sales volumes and financial results due to seasonal trends in the end markets we serve, the cyclical nature of the semiconductor industry, and general economic conditions.

IP, Patents, and Licensing

We seek to protect our products, technologies, and IP primarily through patents, trade secrets, copyrights, trademark registrations, licensing restrictions, confidentiality agreements, and other approaches designed to protect proprietary information. We hold numerous United States and international patents and have patent applications pending in the United States and internationally. In addition to protecting innovations designed into our products, our ownership and maintenance of patents is an important factor in the determination of our share of the royalties from the implementation of the HDMI standard. Our current patents will expire at various times over the next 20 years, subject to our payment of periodic maintenance fees. We believe that our patents have value, and we expect to file future patent applications in both the United States and abroad on significant inventions, as we deem appropriate. We have acquired various licenses from third parties to certain technologies that are implemented in IP cores or embedded in our products. These licenses support our continuing ability to make and sell these products to our customers. While our various IP rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses.

Human Capital Management

We provide a safe and positive work environment that emphasizes respect for individuals, ethical conduct, and learning and development that is facilitated by a direct employee engagement model. The health and safety of our employees is of utmost importance to us. We undertake appropriate actions to safeguard the health and well-being of our employees and our business. As of January 3, 2026, we had 1,174 employees worldwide.

We believe our employees are the foundation of our success and that our future growth depends, in part, on our ability to continue to attract and retain key executive, technical, sales, and management personnel. Due to our growth and cadence of new product introductions we are particularly focused on highly skilled engineers involved in the design, development, and support of new and existing products and processes. In order for us to attract the best talent, we provide a collaborative and innovative work environment, competitive compensation, and recognition to give our employees the opportunity to grow. We are focused on developing teams and continuing to build a culture that inspires leadership, encourages innovative thinking, and supports the development and advancement of all.

Our human capital management objectives include identifying, recruiting, incentivizing, and integrating our existing and future employees. We strive to attract and retain talented employees by offering competitive compensation and benefits that support their health, financial, and emotional well-being. Our compensation philosophy is based on rewarding each employee's individual and team contributions and striving to achieve equal pay for equal work. We use a combination of fixed and variable pay including base salary, bonuses, performance awards, and stock-based compensation. The principal purposes of our equity incentive plans are to attract, retain, and motivate employees through the granting of stock-based compensation awards. We offer employees benefits that vary by country and are designed to address local laws and cultures and to be competitive in the marketplace.

Corporate Information and Public Information Availability

Our corporate headquarters are located at 5555 NE Moore Court, Hillsboro, Oregon 97124, and our website is www.latticesemi.com. Information contained or referenced on our website is not incorporated by reference into, and does not form a part of, this Annual Report on Form 10-K. Our common stock trades on the NASDAQ Global Select Market under the symbol LSCC.

We make available, free of charge through the Investor Relations section of our website at ir.latticesemi.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports and statements as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. You may also obtain free copies of these materials by contacting our Investor Relations Department at 5555 NE Moore Court, Hillsboro, Oregon 97124, telephone (503) 268-8000. Our SEC filings are also available at the SEC's website at www.sec.gov.

Our Investor Relations website also provides notifications of news or announcements regarding our financial performance and other items that may be material or of interest to our investors and for complying with our disclosure obligations under Regulation FD, including SEC filings, press releases, earnings releases, and webcasts of our earnings calls. Further, corporate governance information, including our corporate governance policies, director code of ethics, code of conduct, board committee charters, conflict minerals report and conflict minerals policy, is also available on the investor relations section of our website.

The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

ITEM 1A. Risk Factors

The following risk factors and all of the other information included in this Annual Report on Form 10-K should be carefully considered in their entirety before making an investment decision relating to our common stock. If any of the risks described below occur, our business, financial condition, operating results, and cash flows could be materially adversely affected, and the trading price of our common stock could decline. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and operating results. Effects from global business or political events, and the related impacts to economic and operating conditions, may further affect the volatility or degree of known and unknown risks.

Risk Factor Summary

Factors Related to Economic, Political, Legal & Regulatory Business Conditions
- Economic, political, and business conditions related to our global business.
- The impact of tariffs, trade restrictions, export controls, sanctions or similar actions on our global business.
- Legal and regulatory conditions related to our global business.

Factors Related to Manufacturing our Products
- Geopolitical exposure of our subcontractors that we rely on to supply silicon wafers, packaging, and testing to manufacture our semiconductor products.
- Our achievement of continued yield and quality improvements to meet our internal cost and customer quality goals, and the potential impact of shortages in, or increased costs of, wafers and other materials.
- Potential warranty claims and other costs related to our products.

Factors Related to Intellectual Property
- Fluctuations in our revenue and margins caused by the intellectual property licensing component of our business strategy.
- Material fluctuations in our revenue and gross margins caused by intermittent sales of patents and significant licensing transactions.
- Our ability to protect our new and existing intellectual property rights.

Factors Related to Overall Business & Operations
- Proper functioning of our information technology systems, including in response to data breaches, cyberattacks, or cyber-fraud.
- Goodwill impairments and other impairments under U.S. GAAP that may impact our business.
- Changes to financial accounting standards applicable to us and any related changes to our business practices.
- Exposure to unanticipated tax consequences as a result of changes in effective tax rates, tax laws and our global organizational structure and operations.
- Fluctuations in foreign currency exchange rates, and our foreign currency risk management and hedging activities.
- Weakness in our internal control over financial reporting and business processes.
- Our ability to compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel.
- Our failure to adequately foresee and insure against risks related to our business.
- Limitations to our flexibility caused by incurring indebtedness.
- Risks relating to the use or application of emerging technologies, including AI
- The impact of climate and climate-related policies & regulations on our business.

Factors Related to Our Markets and Product Development
- Cyclical market patterns and potential downturns in our industry or our end markets.
- Our ability to develop and introduce new products that achieve customer and market acceptance.
- Competition with companies that have significantly greater resources than us and numerous other product solutions.
- Our reliance on independent contractors and third parties to provide key services in our product development and operations.

Factors Related to Our Sales and Revenue
- Our dependence on our highly concentrated distributor model and our end customers.
- Fluctuations in and the unpredictability of our business and our sales cycles.
- Accounting requirements related to sales through our distribution channel.

General Risk Factors
- The effects of inflationary pressures, interest rate fluctuations, and recessionary or economic slowdown risks.
- Disruptions to our worldwide operations and supply chain due to natural or human-induced disasters.
- The trading price of our common stock has been and may continue to be subject to volatility.
- Disruption in and impacts of acquisitions, divestitures, strategic investments and strategic partnerships on our business.
- The impact of actual and potential litigation and unfavorable results of legal proceedings on our business.
- The impact of pandemics or widespread global health problems on our business.

Factors Related to Economic, Political, Legal & Regulatory Business Conditions

Our global business operations expose us to various economic, political, and business risks, which could impact our business, operating results and financial condition.

We have significant domestic and international operations. Our international operations include foreign sales offices to support our international customers and distributors, which account for the majority of our revenue, and operational and research and development sites in China, the Philippines, Malaysia, India, and other Asian locations. In addition, we purchase our wafers from foreign foundries; have our commercial products assembled, packaged, and tested by subcontractors located outside of the United States; and rely on international service providers for a variety of services, including inventory management, lead time management, technical support, factory engagement meetings, and order fulfillment.

Worldwide political and economic conditions and events can have indirect and unpredictable effects on global economic conditions, customer demand, currency exchange rates, capital markets, and the operations of our customers, suppliers, and logistics partners. Any escalation of political unrest, deterioration in diplomatic relations, or expansion of regional or global sanctions could adversely affect global trade flows and supply chains and, in turn, negatively impact our business, operating results, and financial condition. For example, conflict in the Middle East, the continuing military conflict between Ukraine and Russia, as well as the financial and trade-related restrictions associated with Russia and Belarus and economic sanctions on certain individuals and entities in Russia and Belarus, and recent political developments and heightened uncertainty in Latin America, have increased geopolitical and economic volatility globally. These developments may result in new or expanded sanctions, trade restrictions, financial market disruptions, volatility in energy and commodity prices, and broader macroeconomic instability, and may further disrupt global supply chains and could result in shortages of key materials that our suppliers and foundry partners require to satisfy our needs. Additionally, the U.S. government has continued, and may increase, restrictions on the export of semiconductor- and supercomputer-related products, including semiconductor manufacturing equipment, which may restrict the ability to export, reexport, or otherwise transfer U.S.-controlled certain chips, products containing those chips, chip-related technology and software, and items related to semiconductor manufacturing worldwide without export authorization. In many cases, specific export licensing will be required and these licenses are subject to a policy of denial. China has responded by implementing additional export controls on products exported from China. These increasing restrictions, as well as additional future controls impacting the semiconductor ecosystem, may impact the global supply chain and could result in shortages of key materials that our suppliers and foundry partners require to satisfy our needs. Any deterioration in the relations between Taiwan and China, and other factors affecting military, political or economic conditions in Taiwan or elsewhere in Asia, could adversely impact our third-party manufacturing partners and suppliers located in the region, which could disrupt our business operations. Countries in Europe and Asia have proposed, or recently adopted, significant increases in their military budgets, reflecting heightened geopolitical tensions and security concerns. The outbreak of new, or expansion or prolongation of current, military conflicts could disrupt global trade, transportation routes, energy and commodity markets, and supply chains, increase macroeconomic volatility, and adversely affect demand for our products, the operations of our customers and suppliers, and our business and financial results. Furthermore, adverse macroeconomic conditions, such as inflation and labor shortages, may affect demand for our products or increase our product or labor costs, negatively impacting our revenues, gross margins, and overall financial results.

Our domestic and international business activities are subject to economic, political and regulatory risks, including: increased inflation; volatility in financial markets; fluctuations in consumer liquidity; changes in interest rates; price increases for materials and components; trade barriers or changes in trade policies; political instability; acts of war or terrorism; natural disasters; economic sanctions; weak economic conditions; environmental regulations; labor regulations; disruptions to labor markets; import and export regulations; tax or freight rates; duties; trade restrictions; interruptions in transportation or infrastructure; anti-corruption laws; domestic and foreign governmental regulations; potential vulnerability of and reduced protection for intellectual property; disruptions or delays in production or shipments; and instability or fluctuations in currency exchange rates, any of which could lead to decreased demand for our products or a change in our results of operation. Although our business has not been materially impacted by supply chain constraints, inflation, or labor market disruptions, events outside of our control could have a material adverse impact on our business, operating results, and financial condition in the future. Uncertainty about future political and economic conditions makes forecasting demand and providing guidance difficult. Accordingly, our expectations are subject to change without warning and investors are cautioned not to place undue reliance on them.

Our business could suffer as a result of tariffs, trade restrictions, export controls, sanctions or similar actions.

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States or countermeasures imposed in response to such government actions could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition.

These restrictions include measures under United States' authority under Section 232 of the Trade Expansion Act of 1962 to impose tariffs or other restrictions on imports deemed to threaten national security, including potentially with respect to semiconductors and products incorporating semiconductors. As a fabless semiconductor company that relies on a predominantly non-U.S. manufacturing and supply chain, the imposition of Section 232 measures could increase costs, disrupt supply chains, reduce customer demand, or place us at a competitive disadvantage relative to companies with different manufacturing footprints. Section 232 actions may be imposed with limited notice and could prompt retaliatory measures by other countries, further increasing global trade uncertainty and adversely affecting our business and financial results. In 2025, the U.S. Department of Commerce initiated a Section 232 national security investigation relating to semiconductors and semiconductor manufacturing equipment, and the outcome of that investigation, including any resulting tariffs, quotas, or other restrictions, is uncertain and could be implemented with limited notice. In January 2026, the President issued a proclamation under Section 232 imposing an immediate 25% tariff on certain advanced semiconductor articles and announcing that broader tariffs on semiconductors, semiconductor manufacturing equipment, and derivative products may follow. The United States has also implemented additional Section 232 tariffs on imports of various commodities, including articles of steel, aluminum, copper, and timber, as well as passenger vehicles, trucks, and automotive parts.

Beginning in 2018, the U.S. government imposed significant additional tariffs on many items imported from China, including under Section 301 of the Trade Act of 1974, and the scope and rates of these tariffs have fluctuated significantly, up to 100% on certain products (including a 50% tariff on certain Chinese semiconductor items beginning in early 2025). In late 2025, the U.S. Trade Representative concluded following an additional Section 301 trade investigation that China engaged in unfair trade acts, policies, and practices with respect to the semiconductor industry, and therefore will implement an additional Section 301 tariff on Chinese semiconductors, in addition to the existing 50% Section 301 tariff, beginning on June 23, 2027.

In addition, the U.S. government has imposed additional duties under other legal authorities, and applicable duties may be increased, reduced, suspended, reinstated, or otherwise changed, and in some cases may be cumulative with other applicable duties or trade remedies. These measures include a "fentanyl-related" tariff of 10-20% imposed on most Chinese origin goods since February 2025, as well as a 10%-125% "reciprocal" tariff imposed on many Chinese origin goods since April 2025, both issued pursuant to authorities asserted under the International Emergency Economic Powers Act ("IEEPA"). China responded by imposing or threatening to impose significant trade measures, including tariffs on many items imported from the United States and export controls restricting the export of gallium, germanium, and other rare earth materials to the United States. While these risks have been partially mitigated based on bilateral trade deals reached between the U.S. and China, which are currently in effect, these agreements are temporary and may be unstable. The February 2025 U.S. executive order contains provisions allowing for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and the possibility for new tariffs, remains very uncertain. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

Additional changes or threatened changes in U.S. trade measures have affected and may continue to affect trade involving additional countries, including countries in Europe. Each of these measures or threatened measures may instigate reciprocal countermeasures by affected countries, potentially accelerating further increases in trade measures. Certain announced or proposed tariffs have been delayed, modified, or made subject to negotiations, and there can be no assurance that such measures will not be implemented, expanded, reinstated, or increased. If the affected countries are unable to reach long-term agreements, or if the President were to impose significant new tariffs, the macroeconomic effect of any such tariffs could be significant. Tariffs or restrictions that specifically target imports of semiconductors or products incorporating semiconductors, including measures that could affect key manufacturing regions or supply chain routes (including under Section 232), could seriously and negatively affect our business and the U.S. economy overall. Certain tariffs have been imposed under emergency authorities, including IEEPA, and the legal authority for IEEPA-based tariffs has been the subject of significant litigation. In 2025, the Court of International Trade and the Federal Circuit held that IEEPA did not authorize certain tariffs, and the Supreme Court heard oral argument in November 2025 in consolidated cases addressing IEEPA tariff authority. Depending on the ultimate outcomes and any governmental responses, tariff regimes could change rapidly, including through replacement measures under other legal authorities and potential uncertainty regarding refunds or retroactive treatment.

The materials subject to these tariffs may impact the cost or availability of raw materials used by our suppliers or in our customers' products. The imposition of further tariffs by the United States on a broader range of imports, or further retaliatory trade measures taken in response to additional tariffs, could increase costs in our supply chain or reduce demand of our customers' products, either of which could adversely affect our results of operations. Any increase in trade-related costs associated with such measures may impair the profitability of such international production, may strain our suppliers' ability to reliably provide inputs necessary to produce these items, may otherwise affect our partners' abilities to provide our products at previously contracted prices, and may limit our ability to absorb increased costs without raising prices to our customers. Any such price increases could reduce customer demand, delay or cancel customer orders, or cause customers to seek alternative solutions, which could adversely affect our revenue, market share, and operating results. Our business and financial results could be negatively affected as a result.

Our customers or suppliers could also become subject to U.S. regulatory scrutiny or export restrictions. For example, the U.S. Justice Department has in the past filed criminal charges against one of our customers in China and imposed a licensing requirement on this customer with a policy of denial for some items, which has limited our ability to do business with this customer. If any of our current or future customers or suppliers become subject to similar actions, whether through criminal enforcement, inclusion on restricted-party lists, or expanded licensing requirements, our ability to conduct business with them could be limited or eliminated. In 2020, the U.S. imposed additional regulatory restrictions on the sale of U.S. controlled technology to customers in China. These restrictions include establishing additional licensing requirements in order to sell U.S.-originated technology for certain applications or to companies that participate in the Chinese national security supply chain. These restrictions also limit the fabrication of devices for certain Chinese companies where U.S. technology is involved in the fabrication process. Furthermore, in August 2020 the U.S. established additional licensing requirements for one of our China customers and its affiliates that limit any sales of products to that customer or for that customer's products absent a license. The U.S. government has continued to and is likely to continue to add additional Chinese companies to restricted or prohibited party lists or impose additional licensing requirements that we may be unable to meet in a timely manner or at all. Additionally, the U.S. government continued, and may expand, controls enacted in October 2022 restricting the ability to send certain products and technology related to semiconductors, semiconductor manufacturing, and supercomputing to China without an export license. In 2023 and 2024, the U.S. government expanded the list of advanced integrated circuits subject to heightened export controls, including certain hardware containing these specified integrated circuits, expanded the list of destinations requiring export authorization for such items, and added new restrictions based on the headquarters location of the parties involved. The U.S. government also continued, and may expand, the scope of restrictions on the development or production of advanced integrated circuits and certain semiconductor manufacturing equipment, certain AI-related computing technologies, and supercomputing in China and other countries, and may continue to expand or revise these controls, including through worldwide licensing requirements, end-use or end-user restrictions, reporting requirements, or enhanced due diligence expectations. The scope, implementation timing, and enforcement posture of such controls may change rapidly and with limited notice. Proposed regulations would expand these controls further and impose additional reporting requirements. Other foreign governments may in turn impose similar or more restrictive controls. These controls or any additional restrictions may impact our ability to export certain products to China or other countries, prohibit us from selling our products to certain of our customers, or impact our suppliers who may utilize facilities or equipment described in these controls. It also is possible that the Chinese government or other governments will retaliate in ways that could impact our business.

In addition to restrictions on the sale or shipment of products, U.S. export control laws and regulations may apply to the transfer, sharing, or access of certain technology, software, source code, technical data, or know-how for research, development, engineering, testing, or support purposes, including through electronic access, remote collaboration, or internal development activities outside of the United States. Such transfers or access may be deemed "exports" under applicable regulations, even when no product is sold and the activity is undertaken solely for internal development or cost-reduction purposes. As a result, our ability to expand, relocate, or optimize product development, engineering, or technical support activities in lower-cost or non-U.S. jurisdictions may be constrained by export licensing requirements, including requirements that are time-consuming, uncertain, subject to conditions, or subject to a policy of denial. If required licenses are delayed, denied, or granted only with restrictive conditions, we may be required to limit the scope of, delay, restructure, or forego certain development initiatives, incur additional compliance and administrative costs, or reallocate engineering resources to higher-cost locations. Any such limitations could reduce the expected benefits of our global development strategy, slow innovation, delay product development timelines, or adversely affect our operating efficiency and results of operations.

Where license requirements are imposed, there can be no assurance that the U.S. government will grant licenses to permit the continuation of business with these customers and our other operations. Future sanctions similar to those imposed in the past and to those recently imposed could adversely affect our ability to earn revenue from these and similar customers. In addition, the imposition of sanctions or other restrictions on customers in China may cause those customers to seek domestic alternatives to our products and those of other United States semiconductor companies. Further, the Chinese government has developed an unreliable entity list, which limits the ability of companies on the list to engage in business with Chinese customers. We cannot predict what impact these and future actions, sanctions or criminal charges could have on our customers or suppliers, and therefore our business. If any of our other customers or suppliers become subject to sanctions or other regulatory scrutiny, if our customers are affected by tariffs or other government trade restrictions, or if we become subject to retaliatory regulatory measures, our business and financial condition could be adversely affected.

Our global business operations expose us to various legal and regulatory risks, which could impact our business, operating results and financial condition.

If we fail to comply with the many laws and regulations to which we are subject, both within the United States and internationally, we may be subject to significant fines, penalties or liabilities for noncompliance, which could harm our business and financial results. For example, we are subject to federal, state and foreign laws and regulations concerning data privacy and security, including the EU General Data Protection Regulation ("GDPR"), and U.S. state and local laws that govern the privacy and security of information, such as the California Consumer Privacy Act ("CCPA"). Other countries outside of the European Union, including the United Kingdom and China, also have enacted robust legislation addressing privacy, data protection, and cybersecurity and providing for substantial penalties for noncompliance. We are also subject to a wide range of other U.S. and international laws and regulations applicable to us, including anti-corruption and anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act ("FCPA")), export controls and economic sanctions, customs and trade compliance requirements, environmental, health and safety laws, product compliance and environmental regulations (such as restrictions on hazardous substances and electronic waste), conflict minerals and responsible sourcing requirements, competition and antitrust laws, employment and labor regulations, and tax laws and regulations. These and other regulatory frameworks are evolving rapidly, and we anticipate that our efforts to comply with evolving laws and regulations addressing privacy, data protection, and cybersecurity will be a rigorous and time-intensive process that may increase our cost of doing business and may require us to change our policies and practices. Additionally, as a public company, we are subject to the requirements of federal securities laws, requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC, and the listing standards of the Nasdaq Stock Market. Noncompliance with these requirements could result in penalties, fines, liabilities, or reputational harm, which could harm our business or financial results. We are also subject to import/export regulations, rules regarding bulk data transfers, and applicable executive orders. These laws, regulations, and orders are complex, may change frequently and with limited notice, and have generally and may continue to become more stringent over time. Additionally, these local, national, and international regulatory frameworks and underlying rules and regulations may conflict with each other, resulting in uncertainty in their application or interpretation.

Any inability or perceived inability to adequately comply with applicable laws or regulations could result in claims, demands, and litigation by private actors or governmental authorities, investigations and other proceedings by governmental authorities, injunctive relief, fines, penalties, and other liabilities, any of which may harm our reputation and market position and could adversely affect our business, financial condition, and results of operations.

Factors Related to Manufacturing our Products

We rely on subcontractors to supply and fabricate silicon wafers and to perform assembly and test operations for our semiconductor products. If they are unable to do so on a timely and cost-effective basis in sufficient quantities and using competitive technologies, we may incur significant costs or delays.

We operate a primarily outsourced manufacturing business model that principally utilizes contract manufacturers, such as third-party wafer foundries. We rely on foundries in Japan, Korea and Taiwan to supply and fabricate silicon wafers for our semiconductor products, including Taiwan Semiconductor Manufacturing, Samsung Semiconductor, United Microelectronics Corporation, and Seiko Epson. We rely on our OSATs in Malaysia, Taiwan and Japan to support the packaging and test of our products, including Advanced Semiconductor Engineering and Amkor Technology. Our success is dependent upon our ability to successfully partner with our foundry and OSAT suppliers and their ability to produce wafers and finished semiconductor products with competitive prices and performance attributes, including smaller process geometries, which ability may be impacted by labor market disruptions and rising inflation. Further, geopolitical tensions in East Asia, including heightened tensions between China and Taiwan, present additional and significant risks to our outsourced manufacturing model, and any escalation of military conflict, trade restrictions, sanctions, blockades, or other disruptions in the region could adversely affect our foundry and OSAT partners, regional logistics and transportation networks, or the availability of materials, equipment, and labor necessary to support semiconductor manufacturing and testing.

Establishing, maintaining and managing multiple foundry and OSAT relationships requires the investment of management resources and costs, and we have limited ability to mitigate disruptions in the near term through alternative sourcing or internal production. Qualifying and establishing reliable production at acceptable yields with a new contract manufacturer is a lengthy and often expensive process, and there is no guarantee we could timely find alternative contract manufacturers or at all. If we fail to maintain our foundry and OSAT relationships, if these partners do not provide facilities and support for our development efforts, if they are insolvent or experience financial difficulty, if their operations are interrupted by a widespread public health hazard, or if we elect or are required to change foundries or OSATs, we may incur significant costs and delays. If our foundry or OSAT partners are unable to, or do not, manufacture sufficient quantities of our products at acceptable yields, we may be required to allocate the affected products among our customers, prematurely limit or discontinue the sales of certain products, or incur significant costs to transfer products to other foundries or OSATs, which could adversely affect our customer relationships and operating results. Further, our subcontractors are themselves subject to many of the same operational and business risks that we face and describe herein, including many operating in regions with significant geopolitical risk, that, if they occur and are disruptive to their operations, could adversely affect us.

Our margins are dependent on our achieving continued yield and quality improvements, cost reductions, and the supply and cost of wafers and materials.

We rely on obtaining yield, quality, productivity, and logistic improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining acceptable margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, because of inflation, increases in personnel costs, employee turnover, or other factors, or that our products experience significant quality or reliability issues, or do not achieve market acceptance or market acceptance at acceptable pricing, our margins, operating results, and financial condition could be materially adversely affected.

Furthermore, worldwide manufacturing capacity for our products may be impacted by many factors which may impact availability and cost. If the demand for silicon wafers or assembly material exceeds market supply, or if suppliers increase prices to cover the cost of rising inflation, our supply of silicon wafers or assembly material could quickly become limited or prohibitively expensive. A shortage in manufacturing capacity could hinder our ability to meet product demand and therefore reduce our revenue. Silicon wafers constitute a material portion of our product cost, and if we are unable to purchase wafers at favorable prices, due to supply constraints, inflation, or other factors, our margins, results of operations, and financial condition may be adversely affected.

We may be subject to warranty claims and other costs related to our products.

In general, we warrant our products for varying lengths of time against non-conformance to our specifications and certain other defects. From time to time, we may be subject to warranty and/or epidemic failure claims, disputes, or other assertions of product non-conformance by customers. Because our products, including hardware, software, and intellectual property cores, are highly complex and increasingly incorporate advanced technology, our quality assurance programs may not detect all defects, whether these are specific manufacturing defects affecting individual products or these are systemic defects that could affect numerous shipments. Our inability to detect a defect could result in a diversion of our engineering resources from product development efforts, increased engineering expenses to remediate the defect, and increased costs due to customer accommodation or inventory impairment charges. On occasion, we have also repaired or replaced certain components, made software fixes, or refunded the purchase price or license fee paid by our customers due to product or software defects. Our insurance may be inadequate to protect against these issues. If there are significant product defects, the costs to remediate such defects, net of reimbursed amounts from our vendors, if any, or to resolve warranty claims may adversely affect our financial condition and results of operations and may harm our reputation.

Factors Related to Intellectual Property

The intellectual property licensing component of our business strategy increases our business risk and fluctuation of our revenue and margins.

Our business strategy includes licensing our intellectual property to companies that incorporate it into their technologies that address multiple markets, including markets where we participate and compete. Our Licensing and services revenue may be impacted by the introduction of new technologies by customers in place of the technologies we license, changes in the law that may weaken our ability to prevent the use of our patented technology by others, the expiration of our patents, and changes of demand or selling prices for products using licensed patents. We cannot assure that our licensing customers will continue to license our technology on commercially favorable terms or at all, or that these customers will introduce and sell products incorporating our technology, accurately or timely report royalties owed to us, pay agreed upon royalties, honor agreed upon market restrictions, or maintain the confidentiality of our proprietary information, or will not infringe upon or misappropriate our intellectual property. Our intellectual property licensing agreements are complex and may depend upon many factors that require significant judgments, including completion of milestones, allocation of values to delivered items and customer acceptance.

Our sale of patents and intermittent significant licensing transactions can cause material fluctuations in our revenue and gross margins.

We have generated revenue from the sale of certain patents from our portfolio in the past, generally for non-core technology that we are no longer actively developing. Any future efforts to monetize our patent portfolio through sales of non-core patents may not realize adequate interest or prices for those patents. Accordingly, we cannot provide assurance that we will continue to generate revenue from these sales. In addition, although we seek to be strategic in our decisions to sell patents, we might incur reputational harm if a purchaser of our patents sues one of our customers for infringement of the purchased patent, and we might later decide to enter a space that requires the use of one or more of the patents we sold. In addition, as we sell groups of patents, we no longer have the opportunity to further sell or to license those patents and receive a continuing royalty stream.

Our Licensing and services revenue fluctuates, sometimes significantly, from period to period because it is heavily dependent on a few key transactions being completed in a given period, the timing of which is difficult to predict and may not match our expectations. Licensing and services revenue may include revenue from the sales of patents, which may be difficult to complete and which may have complex terms for the payment which affects revenue recognition. Because of its high margin, the Licensing and services revenue portion of our overall revenue can have a disproportionate impact on gross profit and profitability. In addition, generating revenue from patent sales and intellectual property licenses is a lengthy and complex process that may last beyond the period in which our efforts begin, and the accounting rules governing the recognition of revenue from patent sales and intellectual property licensing transactions are increasingly complex and require significant judgment. As a result, the amount of license revenue recognized in any period may differ significantly from our expectations.

If we are unable to adequately protect our new and existing intellectual property rights globally, our financial results and our ability to compete effectively may suffer.

Our success depends in part on our proprietary technology, and we rely upon patent, copyright, trade secret, mask work, and trademark laws to protect our intellectual property globally. We intend to continue to protect our proprietary technology, however, we may be unsuccessful in asserting our intellectual property rights or such rights may be invalidated, violated, circumvented, or challenged. From time to time, third parties, including our competitors, have asserted against us patent, copyright, and other intellectual property rights to technologies that are important to us. Third parties may attempt to misappropriate our intellectual property through electronic or other means or assert infringement claims against us in the future. Such assertions by third parties may result in costly litigation, indemnity claims, or other legal actions, and we may not prevail in such matters or be able to license any valid and infringed patents from third parties on commercially reasonable terms. This could result in the loss of our ability to import and sell our products or require us to pay costly royalties to third parties in connection with sales of our products. Any infringement claim, indemnification claim, or impairment or loss of use of our intellectual property could materially adversely affect our financial condition and results of operations.

Factors Related to Overall Business & Operations

Our business depends on the use of information technology systems. A failure of these systems, cybersecurity incidents, or cyber-fraud may cause business disruptions, compromise our intellectual property or other sensitive information, or result in losses.

We rely on information technology ("IT") networks and systems to collect, process, maintain, use, share, disseminate, and dispose of our information and manage our operations, including financial reporting. Our IT systems are subject to power and telecommunication outages and other system failures and disruptions. Further, despite our security measures, our IT systems may be vulnerable to cybersecurity threats and suffer cybersecurity incidents. The frequency, sophistication and impact of cybersecurity threats continue to evolve, including through the use of AI-enabled tools by threat actors, which may increase the effectiveness of phishing, social engineering, fraud and other attacks. These systems are also supported by subcontractors and third-party providers who may also be subject to power and telecommunication outages or other general system failures and disruptions and cybersecurity threats and cybersecurity incidents. The legal, regulatory and contractual environments surrounding information security, data privacy, and data protection are complex and evolving. We continue to commit significant resources to implementing new systems to standardize our processes worldwide and to develop our capabilities in these areas. We are focused on realizing the full analytical functionality of these conversions, which can be extremely complex, in part, because of the wide range of legacy systems and processes that must be integrated.

In the normal course of business, we may implement new or updated IT systems and, as a result, we may experience delays or disruptions in the integration of these systems, or the related procedures or controls. The policies and security measures established with our IT systems may be vulnerable to cybersecurity incidents such as security breaches and cyberattacks, or cyber-fraud. We may also encounter corruption or loss of data, an inability to accurately process or record transactions, and security or technical reliability issues. All of these could harm our ability to conduct core operating functions such as processing invoices, shipping and receiving, recording and reporting financial and management information on a timely and accurate basis, and could impact our internal control compliance efforts. If the technical solution or end user training are inadequate, it could limit our ability to manufacture and ship products as planned. Moreover, the proper functioning of the internal processes that the IT systems and networks support relies on qualified employees. Competition for qualified employees is intense, global, and has increased across the global economy, and in particular in the United States. If we experience employee turnover, could lead to disruptions in our processes, inadequate end user training or difficulty updating our IT systems and networks.

We maintain sensitive data on our networks and on the networks of our business partners and third-party providers, including proprietary and confidential information relating to our intellectual property, personnel, and business, and that of our customers and third-party providers. Companies have been increasingly subject to a wide variety of cybersecurity incidents such as cyberattacks, hacking, phishing, malware, ransomware, and other attempts to gain unauthorized access to systems or data, or to engage in fraudulent behavior. Cyberattacks have become more prevalent, sophisticated and much harder to detect and defend against and it is often difficult to anticipate or detect such incidents on a timely basis and to assess the damage caused by them. In addition, our agreements with third-party providers, including but not limited to the liability limitations and insurance provisions contained in such agreements, may be inadequate to cover the liability, if any, associated with any security breaches. Increasing geopolitical tensions or conflicts have also created, and may continue to create, a heightened risk of cyberattacks, and AI and other evolving technologies may also increase the prevalence and impact of cyberattacks. Our policies and security measures cannot guarantee security, and our IT infrastructure, including our networks and systems, may be vulnerable to security breaches and cybersecurity incidents, cyberattacks, or cyber-fraud. In the past, third parties have attempted to penetrate and/or infect our network and systems with malicious software and phishing attacks in an effort to gain access to our network and systems. In addition, we are subject to the risk of third parties falsifying invoices and similar fraud, including by obtaining unauthorized access to our vendors' and business partners' networks. Although past threats and incidents have not resulted in a material adverse effect, we may incur material losses related to cybersecurity and other threats or incidents in the future.

In some circumstances, we may partner with third-party providers and provide them with certain data, including sensitive data, or the ability to access or otherwise process such data. These third parties also face substantial security risks from a variety of sources. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats, and we cannot guarantee that our systems and networks or those of our third-party service providers have not been breached or otherwise compromised, or that they and any software in our or their supply chains do not contain bugs, vulnerabilities, or compromised code that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. If any of our third-party providers fails to adopt or adhere to adequate data security practices, or suffers a security breach or incident, any data, including sensitive data, that we provide them or that they otherwise may access or process for us may be improperly accessed, used, disclosed, modified, lost, destroyed, or rendered unavailable. Any security breaches or incidents that we or our third-party providers may suffer could compromise our intellectual property, expose sensitive business information and otherwise result in unauthorized access to or disclosure, modification, misuse, loss, destruction, or other processing of sensitive information. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to eliminate or otherwise address security vulnerabilities, and we and our third-party service providers may face difficulties or delays in identifying or otherwise responding to any potential security breach or incident. Third parties and supply chain participants also may be targeted with AI-enhanced attacks, and vulnerabilities in third-party software, services, or technology supply chains could provide additional avenues for compromise.

Further, the increase in cyberattacks has resulted in an increased focus on cybersecurity by certain government agencies. Any cyberattack or other security breach or cybersecurity incident that we or our third-party providers may suffer, or the perception that any such attack, breach, or incident has occurred, could result in a loss of customer confidence in our security measures, damage to our brand, reputation, and market position, result in unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of our data or other sensitive data that we or our third-party providers process or maintain, disrupt normal business operations, require us to spend material resources to investigate or correct any breach or incident and to prevent future security breaches and incidents, expose us to legal claims and liabilities, including litigation, regulatory investigations and enforcement actions, and indemnity obligations, and adversely affect our revenues and operating results. Further, any such actual or perceived breach or incident, and any claims, demands, litigation, or investigations or enforcement actions related to cybersecurity could cause us to incur significant remediation costs, result in product development delays, disrupt key business operations, and divert attention of management and key IT resources. In addition, we may incur loss as a result of cyber-fraud, such as those experienced by other companies by making unauthorized payments irrespective of robust internal controls.

Failure or disruptions of our IT systems or difficulties or delays in maintaining, managing, and integrating them could adversely affect our controls and procedures and could impact our ability to perform necessary operations, which could materially adversely affect our business.

The costs of maintaining our cybersecurity risk management program, as well as the costs of mitigating cybersecurity risks, are significant and are likely to increase in the future. These costs include, but are not limited to, maintaining software and services to prevent and detect cybersecurity threats and incidents, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. We cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities incurred and, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

We regularly test for goodwill and other impairments as required under U.S. GAAP, and we may incur future impairments.

We are required under U.S. GAAP to test goodwill for possible impairment on an annual basis and to test goodwill and long-lived assets, including amortizable intangible assets, for impairment at any other time that circumstances arise indicating the carrying value may not be recoverable. For purposes of testing goodwill for impairment, the Company currently operates as one reporting unit: the core Lattice business, which includes intellectual property and semiconductor devices. There were no impairment charges to goodwill in fiscal years 2025, 2024, or 2023. There were no impairment charges to amortizable intangible assets in fiscal years 2025 or 2023. Impairment charges related to amortizable intangible assets from our acquisition of Mirametrix, Inc. ("Mirametrix") totaled approximately $13.9 million in fiscal year 2024. There is no certainty that future impairment tests will indicate that goodwill or amortizable intangible assets will be deemed recoverable. As we continue to review our business operations and test for impairment or in connection with possible sales of assets, we may have impairment charges in the future, which may be material.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements to conform to generally accepted accounting principles in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create accounting rules and regulations. Changes in these rules have occurred in the past and future changes to these rules, or in the guidance relating to interpretation and adoption of the rules, could have a material effect on our financial results and could affect portions of our business differently. Accounting standards also require us to make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could adversely affect our results of operations, cash flows and financial condition.

Changes in effective tax rates, tax laws and our global organizational structure and operations could expose us to unanticipated tax consequences.

We are subject to taxation in the United States and other countries. Certain tax positions may remain open to examination for several years. Challenges by tax authorities to our previous tax positions and intercompany transfer pricing arrangements, and continuing assessments of our tax exposures may have an adverse effect on our provision for income taxes and cash tax liability. We have a global tax structure that aligns our corporate structure with our global business operations, and we currently operate legal entities in multiple countries. We may choose to consolidate or integrate certain of these entities, and these integration activities, as well as changes in composition of our earnings in jurisdictions with different tax rates, may impact the taxes we pay or tax provision we record, which could adversely affect our results of operations. Furthermore, various levels of government are focused on tax reform and other legislative actions to increase tax revenue.

We also may be impacted by changes in the tax laws of the United States and foreign jurisdictions. U.S. and foreign tax legislation may be enacted, amended, or repealed from time to time, and such changes may have retroactive or prospective effects and may require significant interpretation or judgment in their application. A number of countries, as well as organizations such as the Organisation for Economic Co-operation and Development ("OECD"), which represents a coalition of member countries, support the 15% global minimum tax initiative, and have adopted or intend to adopt laws to implement this initiative. On January 5, 2026, the OECD announced a "side-by-side" elective safe harbor that would exempt electing U.S.-parented multinational entities from the fifteen percent global minimum tax for taxable years beginning on or after January 1, 2026. Such countries and organizations are also actively considering changes to existing laws or have proposed or enacted new laws with changes to numerous long-standing tax principles. Such changes, as well as changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions, could have a material adverse effect on our business, results of operations, or financial condition. In addition, future effective tax rates could be affected by changes in the valuation of deferred tax assets and liabilities.

Fluctuations in foreign currency exchange rates, and our foreign currency risk management and hedging activities, could adversely affect our results of operations .

We have significant global operations, including foreign sales and service activities and international operating and research and development sites, and we rely on foreign suppliers and service providers. As a result, financial results may be exposed to fluctuations in foreign currency exchange rates. Foreign currency movements may affect, among other things, the U.S. dollar cost of operating expenses and headcount in foreign locations, the pricing and cost of goods and services purchased from non-U.S. suppliers, the competitiveness of our products in certain markets, and the U.S. dollar value of foreign currency denominated assets and liabilities. These impacts can be difficult to predict, may occur rapidly, and may adversely affect our gross margin and operating results. We may from time to time enter into foreign currency risk management transactions, including derivative instruments, in an effort to reduce the impact of foreign currency fluctuations on our financial results. However, these activities may not be effective, may be costly to implement and maintain, and may expose us to additional risks, including: (i) hedges that do not offset underlying exposures due to forecasting error, timing mismatches, changes in exposure profile, or market illiquidity; (ii) adverse accounting impacts, including additional earnings volatility due to ineffectiveness or changes in hedge accounting treatment; (iii) counterparty credit risk, settlement risk, collateral or liquidity requirements, and operational risk in executing, monitoring, and governing a hedging program; and (iv) reduced ability to benefit from favorable foreign currency movements. Even if we pursue hedging strategies, foreign currency fluctuations could still have a material adverse effect on our financial condition and results of operations.

Weakness in our internal control over financial reporting and business processes could adversely affect our business and financial results.

We are required to maintain internal controls over financial reporting. We review these controls regularly and deficiencies may be identified from time t o time. In the future, we may identify material weaknesses in our internal controls over financial reporting. Any failure to maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and timely, which could adversely affect our business, financial results, and stock price.

We must also maintain high quality business processes, and we also use third-party IT vendors and their business processes. We rely on our and their business processes to, among other things, coordinate with our suppliers, manage our supply chain efficiently, manufacture high quality products and comply with various laws and regulations. Any failure by us, or by our third-party IT vendors, to maintain high quality business processes, or to effectively adjust our or their business processes to changing circumstances and needs, could limit our ability to meet our business' needs, which could adversely affect our business, financial results, and stock price.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel could adversely affect our ability to compete effectively.

We depend on the efforts and abilities of certain key members of management and other technical personnel. Our future success depends, in part, upon our ability to retain such personnel and attract and retain other highly qualified personnel, particularly product engineers who can respond to market demands and required product innovation. Competition for such personnel has been increasing generally throughout the economy, and we may not be successful in hiring or retaining new or existing qualified personnel. In recent years, we have conducted worldwide reductions in force, and we periodically conduct targeted workforce reductions, which could cause disruptions in our operations, negatively affect employee morale, and make us a less attractive employer in the market for new talent. If we lose existing qualified personnel or are unable to hire new qualified personnel, as needed, we could have difficulty competing in our highly competitive and innovative environment.

Further, changes in immigration laws and regulations, or their administration or enforcement, may impair our ability to attract and retain qualified engineering personnel. In the U.S., where a portion of our research and development teams are located, tightening of immigration controls may adversely affect the employment status of non-U.S. engineers and other key technical employees or further impact our ability to hire new non-U.S. employees. Moreover, certain immigration policies in the U.S. may make it more difficult for us to recruit and retain highly skilled foreign national graduates of universities in the U.S., additionally limiting the pool of available talent, including in certain international markets where we operate and where competition for skilled engineering and technical talent is particularly strong, such as parts of Asia.

Our success also depends significantly on the contributions of our senior management team. We have undergone senior management transitions in the past, and may experience such transitions in the future. Effective succession planning is important for our long-term success. Failure to ensure effective transfers of knowledge and smooth transitions involving senior management could hinder our strategic planning and execution. None of our senior management is bound by written employment contracts. The loss of any of our senior management or any inability to find suitable replacements could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Our insurance may not adequately cover certain risks and, as a result, our financial condition and results may be adversely affected.

We carry insurance customary for companies in our industry, including, but not limited to, liability, property, and casualty; workers' compensation; cyber liability; and business interruption insurance. We also insure our employees for basic medical expenses. In addition, we have insurance contracts that provide director and officer liability coverage for our directors and officers. Other than the specific areas mentioned above, we are self-insured with respect to most other risks and exposures, and the insurance we carry in many cases is subject to a significant policy deductible or other limitation before coverage applies. Based on management's assessment and judgment, we have determined that it is more cost effective to self-insure against certain risks than to incur the insurance premium costs. The risks and exposures for which we self-insure include, but are not limited to, certain natural disasters, certain product defects, certain matters for which we indemnify third parties, political risk, certain theft, patent infringement, and employment practice matters. Should there be a catastrophic loss due to an uninsured event (such as an earthquake) or a loss due to adverse occurrences in any area in which we are self-insured, our financial condition or operating results could be adversely affected.

We may incur indebtedness which could reduce our strategic flexibility and liquidity and may have other adverse effects on our results of operations.

Our amended and restated credit agreement, dated September 1, 2022 (the "2022 Credit Agreement") allows us to draw up to $200 million. The level of committed capacity available to us under the revolving credit facility may limit our financial flexibility, including our ability to respond to adverse economic conditions, fund working capital needs, pursue strategic initiatives or acquisitions, or address unforeseen operational or regulatory challenges. While as of January 3, 2026, we had no borrowings outstanding under the 2022 Credit Agreement, the incurrence of indebtedness could impact the Company. Our obligations under the 2022 Credit Agreement are guaranteed by certain of our U.S. subsidiaries meeting materiality thresholds set forth in the 2022 Credit Agreement, and the revolving loans under the 2022 Credit Agreement may be reborrowed and repaid at our discretion, with any remaining outstanding principal amount due and payable on the maturity date of the revolving loan facility on September 1, 2027. Our ability to meet our debt service obligations depends upon our operating and financial performance, which is subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to service our debt, we may need to sell material assets, restructure or refinance our debt, increase our borrowing capacity, or incur additional indebtedness, or seek additional equity capital. Prevailing economic conditions and global credit markets could adversely impact our ability to sell material assets, restructure or refinance our debt on terms acceptable to us, or at all, or we may not be able to restructure or refinance our debt without incurring significant additional fees and expenses.

The 2022 Credit Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and our subsidiaries to, among other things, incur debt, grant liens, undergo certain fundamental changes, make investments, make certain restricted payments, dispose of assets, enter into transactions with affiliates, and enter into burdensome agreements, in each case, subject to limitations and exceptions set forth in the 2022 Credit Agreement. We are also required to maintain compliance with a total net leverage ratio and an interest coverage ratio, in each case, determined in accordance with the terms of the 2022 Credit Agreement.

The amount and terms of our indebtedness, as well as our credit rating, could have important consequences, including the following:

● we may be more vulnerable to economic downturns, less able to withstand competitive pressures, and less flexible in responding to changing business and economic conditions;
● our cash flow from operations may be allocated to the payment of outstanding indebtedness, and not to research and development, operations or business growth;
● we might not generate sufficient cash flow from operations or other sources to enable us to meet our payment obligations under the facility and to fund other liquidity needs;
● our ability to make distributions to our stockholders in a sale or liquidation may be limited until any balance on the facility is repaid in full; and
● our ability to incur additional debt, including for working capital, acquisitions, or other needs, is more limited.

If we breach a loan covenant, the lenders could accelerate the repayment of the facility. We might not have sufficient assets to repay our indebtedness upon acceleration. If we are unable to repay or refinance the indebtedness upon acceleration or at maturity, the lenders could initiate a bankruptcy proceeding against us or collection proceedings with respect to our assets and subsidiaries securing the facility, which could materially decrease the value of our common stock.

Unfavorable or uncertain market conditions and risks relating to the adoption, use or application of emerging technologies, including AI, by our customers and in our business, may impact financial results and could result in reputational and financial harm and liability.

The adoption of AI solutions and other emerging technologies may not develop in the manner or in the time periods we anticipate and as these markets are still developing and continue to evolve, demand for products and solutions related to or that support such technologies may be unpredictable and may vary significantly from one period to another. In addition, market enthusiasm and capital spending for AI-related infrastructure and applications may be cyclical or volatile. If customers or end markets materially reduce, delay or redirect spending (including due to macroeconomic conditions, budget constraints, changes in technology architectures, or a perceived overbuild of AI capacity), demand for our products, including companion products used in AI solutions, could be adversely affected.

These markets may also not develop as anticipated if AI training and inference costs drop materially due to customer adoption of less expensive alternative technologies or approaches, or if customers achieve desired performance using alternative solutions that reduce the need for certain components. Even if these markets evolve in the manner we anticipate, if we do not have timely, competitively priced and market-accepted products available to meet customer needs in these areas, we may miss significant opportunities and our business, financial condition and results of operations could be materially and adversely affected.

Our efforts to comply with applicable laws and regulations worldwide related to AI, data use, privacy, cybersecurity, product safety and related topics, and unfavorable developments in evolving laws and regulations worldwide relating to these matters, may increase the costs associated with developing, marketing and supporting products and solutions used in AI applications and may limit adoption. For example, various jurisdictions have proposed, and in certain cases enacted, legislation restricting the use of AI or imposing obligations in connection with its use, including by addressing forms of automated decision-making.

Concerns relating to the responsible use of new and evolving technologies, such as AI, in our and our customers' products and services may result in reputational and financial harm and liability. We and our customers are increasingly building AI capabilities into many products and services. AI poses emerging ethical issues and presents risks and challenges that could affect its adoption, and therefore our business. These concerns may include alleged bias or inaccuracies, security vulnerabilities, misuse by end users or third parties, or impacts on privacy, intellectual property or other legal rights. In addition, regulatory and investor scrutiny of public statements regarding AI capabilities and plans continues to evolve, and any actual or perceived deficiencies in our AI governance, or any inaccurate or incomplete statements, could result in litigation, regulatory inquiries or enforcement actions, reputational harm and additional compliance costs. If we or our customers enable or offer solutions that draw controversy due to their perceived or actual impact on society, such as AI solutions that have unintended consequences or are controversial, we may experience reputational harm, competitive harm or legal liability.

Additionally, while we restrict the use of third-party and open source AI tools, such as ChatGPT, the internal governance of the adoption of these technologies can be challenging, and our employees and consultants may use these tools on an unauthorized basis and our partners may use these tools, which poses additional risks relating to the protection of data, including the potential exposure of our proprietary confidential information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI tools may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information and failure to comply with open source software requirements. AI tools may also produce inaccurate responses that could lead to errors in our decision-making, product development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our continued maintaining, training, monitoring and enforcement of appropriate policies and procedures governing the use of AI tools, and the results of any such use, by us or our partners.

Climate and climate-related policies and regulations may have a long-term impact on our business.

Climate-related risks are inherent wherever our business is conducted. Global climate causes, and is projected to continue to cause, an increase in the frequency and intensity of certain natural disasters and adverse weather, such as power outages and grid instability, drought or other water scarcity, wildfires, storms, sea-level rise, flooding, severe heat, and severe cold, occurring more frequently or with greater intensity. Such extreme events are driving changes in market dynamics, stakeholder expectations, and local, national and international climate policies and regulations, any of which could result in disruptions to us, our suppliers, vendors, customers and logistics hubs, and may impact employees' abilities to commute or to work from home effectively. These disruptions could make it more difficult and costly for us to deliver our products and services, obtain components or other supplies through our supply chain, maintain, or resume operations or perform other critical corporate functions, and could reduce customer demand for our products and services.

The increasing concern over climate could also result in transition risks such as shifting customer preferences. Changing customer preferences may result in increased expectations regarding our solutions, products, and services, including the use of packaging materials and other components in our products and their environmental impact. These expectations may cause us to incur additional costs or make other changes to our operations to respond to them, which could adversely affect our financial results. If we fail to manage transition risks and customer expectations in an effective manner, customer demand for our solutions, products, and services could diminish, and our profitability could suffer. Concerns over climate, as well as the adoption of new laws or regulations, may also impact market dynamics and may result in shifts in customer expectations, preferences, or requirements, which may require us to change our practices or incur increased costs or adversely impact customer demand for our products and services.

Additionally, concerns over climate have resulted in, and are expected to continue to result in, the adoption of legal and regulatory requirements designed to address climate, as well as legal and regulatory requirements requiring certain climate-related disclosures. Where new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations. These laws could cause us to incur additional direct costs for compliance, as well as indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that are passed on to us. These legal and regulatory requirements, as well as investor expectations, on corporate environmental and social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and our significant outsourced manufacturing. If we are unable to comply, or are unable to cause our suppliers or subcontractors to comply, with such policies or provisions or meet the requirements of our customers and investors, customers may stop purchasing products form us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue, and results of operations.

Climate dynamics also may reduce the availability or increase the cost of insurance for these negative impacts of natural disasters by contributing to an increase in the incidence and severity of such natural disasters. Ultimately, the impacts of climate, whether involving physical risks (such as disruptions resulting from climate-related events or rising sea levels) or transition risks (such as regulatory changes, changes in market dynamics or increased operating costs, including the cost of insurance) are expected to be widespread and unpredictable and may materially adversely affect our business and financial results.

Factors Related to Our Markets and Product Development

The semiconductor industry routinely experiences cyclical market patterns and our products are used across different end markets. A significant downturn in the industry or in any of these end markets could cause a meaningful reduction in demand for our products and adversely affect our operating results.

The semiconductor industry is highly cyclical and subject to downturns, such as we have seen recently, and our revenue and gross margin can fluctuate significantly due to such downturns. These downturns can be severe and prolonged and can result in price erosion and weak demand for our products. Weak demand for our products resulting from general economic conditions affecting the end markets we serve, or the semiconductor industry specifically, and reduced spending by our customers can result, and in the past has resulted, in diminished product demand, high inventory levels, erosion of average selling prices, excess and obsolete inventories and corresponding inventory write-downs. Our expense levels are based, in part, on our expectations of future sales. Many of our expenses, particularly those relating to facilities, capital equipment, and other overhead, are relatively fixed. We might be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales could adversely affect our operating results. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to raw materials and third-party service providers.

In addition to cyclical downturn risk, the semiconductor industry can also experience rapid and unpredictable upturns. If demand rebounds faster than our ability to secure manufacturing capacity, components, materials, or qualified personnel, or to scale our operations efficiently, we may face supply constraints, higher costs, lost revenue opportunities, competitive disadvantage, or an inability to meet customer requirements or delivery schedules.

Additionally, our products are used across different end markets, and demand for our products is difficult to predict and may vary within or among our Industrial and Automotive, Communications and Computing, and Consumer end markets. Our target markets may not grow or develop as we currently expect, and demand may increase or change in one or more of our end markets, and changes in demand may reduce our revenue, lower our gross margin and affect our operating results. We have experienced concentrations of revenue at certain customers and within certain end markets, and we regularly compete for design opportunities at these customers and within these markets. Any deterioration in these end markets, reductions in the magnitude of revenue streams, our inability to meet design and pricing requirements, or volatility in demand for our products could lead to a reduction in our revenue and adversely affect our operating results. Our success in our end markets depends on many factors, including the strength or financial performance of the customers in our end markets, our ability to timely meet rapidly changing product requirements, market needs, and our ability to maintain design wins across different markets and customers to dampen the effects of market volatility. The dynamics of the markets in which we operate make prediction of and timely reaction to such events difficult.

In addition, expectations and front-loaded investment related to AI may increase the magnitude and volatility of semiconductor industry cycles, making downturns more abrupt or recoveries more uneven. Recent industry investment and customer spending patterns have been influenced by heightened interest in AI and AI-related applications. To the extent that current levels of investment in AI-related infrastructure, products, or end-market demand reflect expectations that are not ultimately realized, or if customer spending related to AI moderates, is delayed, or declines more rapidly than anticipated, the semiconductor industry could experience an accelerated or more pronounced downturn.

Due to these and other factors, our past results may not be reliable predictors of our future results. If we are unable to accomplish any of the foregoing, or to offset the volatility of cyclical changes in the semiconductor industry or our end markets through diversification into other markets, these factors could materially and adversely affect our business, financial condition, and operating results.

Our success and future revenue depend on our ability to develop and introduce new products that achieve customer and market acceptance.

We compete in a dynamic environment characterized by rapid technology and product evolution, generally followed by a relatively longer process of ramping up to volume production on advanced technologies. Our end customers' continued use of our products is frequently reevaluated, as certain of our customers' product life cycles are relatively short and they continually develop new products. The selection process for our products to be included in our customers' new products is highly competitive. There are no guarantees that our products will be included in the next generation of products introduced by these customers. Additionally, our markets are also characterized by evolving industry standards and increased demand for more features and performance, which requires higher levels of integration and more advanced process technology. Our competitive position and success depend on our ability to innovate, develop, and introduce new products that compete effectively on the basis of price, density, functionality, power consumption, form factor, and performance, and our ability to address the evolving needs of the markets we serve, among other things. With increased introduction of new products, we expect revenue related to mature products to decline over time in a normal product life cycle. As a result, we may be increasingly dependent on revenue derived from our newer products.

Our future growth and the success of new product introductions depend upon numerous factors, including:

- timely completion and introduction of new product designs;
- ability to generate new design opportunities and design wins, including those which result in sales of significant volume;
- achievement of necessary volume of production to achieve acceptable cost;
- availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
- ability to utilize advanced manufacturing process technologies;
- achieving acceptable yields and obtaining adequate production capacity from our wafer foundries and assembly and test subcontractors;
- the avoidance or management of significant quality or reliability issues;
- ability to obtain advanced packaging;
- availability of supporting software design tools;
- utilization of predefined IP logic;
- customer acceptance of advanced features in our new products; and
- market acceptance of our customers' products.

The failure of any of these factors, among others, could adversely affect our product innovation, development and introduction efforts and our financial condition and results of operations.

We compete against companies that have significantly greater resources than us and numerous other product solutions.

The semiconductor industry is highly competitive and many of our direct and indirect competitors have substantially greater financial, technological, manufacturing, marketing, and sales resources than us. While consolidation has occurred and may continue to occur in our industry, resulting in some competitors having greater scale, resources, or synergies, the industry has also experienced, and may continue to experience, restructurings, divestitures, or spin-offs of business units into independent companies. Such transactions may result in competitors that are more focused on particular markets or product lines, have increased strategic flexibility, or are more willing to invest aggressively or compete on pricing, which could intensify competition in certain segments. Whether through consolidation or deconsolidation, these industry dynamics could place us at a competitive disadvantage, including the ability to attract qualified employee or incorporate higher costs into product and service prices. We also expect to face additional competition from new entrants in our markets, which may include both large domestic and international semiconductor manufacturers, as well as smaller, emerging companies. We currently compete directly with companies that have licensed our technology or have developed similar products, as well as numerous semiconductor companies that offer products based on alternative solutions, such as applications processor, application specific standard product, microcontroller, analog, and digital signal processing technologies. Competition from these semiconductor companies may intensify as we offer more products in any of our end markets. These competitors include established, multinational semiconductor companies, as well as emerging companies. Additionally, our competitors may operate under more favorable regulatory environments or benefit from economic polices (such as subsidies or other protectionism) that provide them with additional competitive advantages.

We depend on independent contractors and third parties to provide key services in our product development and operations, and any disruption of their services, or an increase in cost of these services, could negatively impact our financial condition and results of operations.

We depend on subcontractors to provide cost effective and efficient services in our product development and supply chain functions, including test and assembly services, software and hardware development, support of intellectual property cores, inventory management, lead time management, technical support, and order fulfillment.

Our operations and operating results may be adversely affected if we experience problems with our subcontractors that impact the delivery of product to our customers. These problems may include: schedule delays or defects in software or hardware development deliverables; prolonged inability to obtain wafers or packaging materials with competitive performance and cost attributes; inability to achieve adequate yields or timely delivery; inability to meet customer timelines or demands; disruption or defects in assembly, test, or shipping services; or delays in stabilizing manufacturing processes or ramping up volume for new products. If our third-party supply chain providers were to reduce or discontinue services for us or their operations are disrupted as a result of a fire, earthquake, act of terrorism, political unrest, governmental uncertainty, war, disease, or other natural disaster or catastrophic event, weak economic conditions, inflation, recession, labor market disruptions, or any other reason, our financial condition and results of operations could be adversely affected.

Factors Related to Our Sales and Revenue

Our revenues depend on a highly concentrated distribution model to sell to our end customers. An adverse change in these relationships with, or performance of, our distributors, or any reduction in the use of our products by our end customers, could harm our sales and significantly decrease our revenue.

We depend on a highly concentrated distribution model to sell our products to end customers, complete order fulfillment, maintain sufficient inventory of our products and provide services to our end customers. In fiscal 2025, revenue attributable to sales to distributors accounted for 84% of our total revenue, and two distributors accounted for approximately 69% of total revenue. As a result, our business is particularly dependent on the continued performance, financial condition, operational capabilities, and strategic priorities of a limited number of distributors. We have significant outstanding receivables with our top distributors, and expect our distribution model to generate a significant portion of our revenue in the future. Any adverse change to our relationships or agreements with our distributors, a failure by one or more of our distributors to perform its obligations to us, a reduction in a distributor's business volume with us, any reduction in pricing on products sold to any key customer or distributor, or consolidation in the distribution industry, could have a material impact on our business, including a reduction in our access to certain end customers, our ability to sell our products, or our financial results.

If our relationships with any material customers were to diminish, if these customers were to develop their own solutions or adopt alternative solutions or competitors' solutions, if any one or more of our material customers were to experience significantly adverse financial conditions, including as a result of inflation, economic slowdown or recession, or labor market disruptions, or if as a result of trade disputes or sanctions these customers were restricted from purchasing our products, our results could be adversely affected.

In addition, the inability of customers to obtain credit, the insolvency of one or more customers, or tariffs applicable to our customers' products, could impact our sales. Any of these effects could impact our ability to effectively manage inventory levels and collect receivables, require additional restructuring actions, and decrease our revenue and profitability.

The nature of our business and length of our sales cycle makes our revenue, gross margin, net income, and inventory subject to fluctuation and difficult to accurately predict.

A number of factors, including how products are manufactured to support end markets, yield, wafer pricing, cost of packaging raw materials, product mix, market acceptance of our new products, competitive pricing dynamics, product quality, geographic and/or end market mix, and pricing strategies, can cause our revenue, gross margins, net income, and inventory to fluctuate significantly either positively or negatively from period to period.

We have limited visibility into the demand for our products, particularly new products, because demand for our products depends upon our products being designed into our end customers' products and those products achieving market acceptance. During our sales cycle, our customers typically test and evaluate our products prior to deciding to include our products into the design of their own products, and then require additional time to begin volume production of their products. This lengthy sales cycle may cause us to incur significant expenses, which could be exacerbated by rising inflation, significant production delays, or additional inventory costs before we receive a customer order that may be delayed or never get placed. A key strategic customer may demand certain design or production resources to meet their requirements or work on a specific solution, which could cause delays in our normal development schedule and result in significant investment of our resources or missed opportunities with other potential customers. We may incur these expenses without generating revenue from our products to offset the expenses.

While our sales cycles are typically long, our average product life cycles can be short as a result of the rapidly changing technology environment in which we operate. From time to time, our inventory levels may be higher than historical norms due to inventory build decisions aimed at meeting expected demand, ramping for new products, reducing direct material cost, or enabling responsiveness to expected demand. In the event the expected demand does not materialize, or if our short sales cycle does not generate sufficient revenue, we may be subject to incremental excess and obsolescence costs.

These factors make it difficult for us to accurately forecast future sales and project quarterly revenues. The difficulty in forecasting future sales weakens our ability to project our inventory requirements, which could result, and in the past has resulted, in inventory write-downs or failure to meet customer product demands in a timely manner. While we may issue guidance, difficulty in forecasting financial performance, relative customer and product mix, and the unpredictability of unknown variables and their impact on our financial performance may impair the accuracy of our forward-looking financial measures.

Accounting requirements related to sales through our distribution channel could result in our reporting revenue in excess of demand.

Revenue recognition standards require recognition of revenue based on estimates and may require us to record revenue from distributors that is in excess of actual end customer demand. Because we have limited ability to forecast inventory levels of our end customers, we depend on the timeliness and accuracy of resale reports from our distributors. Late or inaccurate resale reports could reduce the quality or timeliness of information available to us for forecasting channel inventory and end-customer demand, mask significant build-up of inventories in our distribution channel, and impact our ability to accurately forecast future sales. An inventory build-up in our distribution channel could result in a slowdown in orders, requests for returns from customers, or requests to move out planned shipments. If actual end-customer demand or distributor inventory levels differ from our estimates, future recorded revenue and operating results could be adversely impacted and we may be required to adjust shipment volumes, pricing, or channel terms in subsequent periods. Any failure to manage these challenges could disrupt or reduce sales of our products and adversely affect our financial results.

General Risk Factors

We a re subject to the effects of inflationary pressures, interest rate fluctuations, and recessionary or economic slowdown risks .

Global economic conditions have recently experienced historically high levels of inflation, and there is ongoing concern about the potential for recession and/or economic slowdown. While inflation has moderated in certain regions and categories, cost pressures remain uneven and persistent, particularly for labor, energy, transportation, and certain materials and services. Recent inflation caused by global supply chain disruptions, strong economic recovery and associated widespread demand for goods, and government stimulus packages, among other factors, continues to impact our business. For instance, global supply chain disruptions have resulted in shortages in materials and services. Such shortages have resulted in inflationary cost increases for labor, materials, and services across the economy, and could continue to cause costs to increase as well as scarcity of certain products. In addition, the cumulative effects of prior inflation and related monetary policy responses, including higher interest rates and tighter credit conditions, continue to affect global economic conditions and customer spending behavior. To the extent inflation, or government responses to inflation, results in rising interest rates and has other adverse effects on the market, including the possibility of recession, it may adversely affect our consolidated financial condition and results of operations.

Business disruptions could seriously harm our future revenue, cash flows, and financial condition and increase our costs and expenses.

Our worldwide operations and supply chain could be disrupted by natural or human-induced disasters including, but not limited to, earthquakes, tsunamis, or floods; hurricanes, cyclones, or typhoons; fires, or other extreme weather conditions; power or water shortages; telecommunications failures; materials scarcity and price volatility; manufacturing equipment failures; IT system failures; cybersecurity attacks; data breaches; medical epidemics or pandemics; terrorist acts, civil unrest, military actions, conflicts, or wars; or other natural or man-made disasters or catastrophic events.

The occurrence of any of these business disruptions could adversely affect our competitive position and result in significant losses, decrease demand for our products, seriously harm our revenue, profitability and financial condition, increase our costs and expenses, make it difficult or impossible to provide services or deliver products to our customers or to receive components from our suppliers, create delays and inefficiencies in our supply chain, result in the need to impose employee travel restrictions, and require substantial expenditures and recovery time in order to fully resume operations. The impacts and frequency of any of the above could furthermore be exacerbated by climate dynamics, particularly in countries where we, or our suppliers or customers, operate that have limited infrastructure and disaster recovery resources.

Our operations and those of our significant suppliers and distributors could be adversely affected if manufacturing, logistics, or other operations in key locations, including logistics hubs in Asia, are disrupted for any reason, such as those described above or other economic, business, labor, environmental, public health, regulatory or political reasons. In addition, even if our operations are unaffected or recover quickly, if our customers cannot timely resume their own operations due to a catastrophic event, they may reduce or cancel their orders, or these events could otherwise result in a decrease in demand for our products.

The trading price of our common stock has been and may continue to be subject to volatility in response to a variety of factors.

Our common stock has experienced particularly substantial price volatility in the past, including price movements that have been more pronounced than those of the broader market, and may continue to do so in the future. Additionally, the technology industry and the stock market as a whole has experienced extreme volatility that often has been unrelated to the performance of particular companies. The trading price of our common stock has and may continue to fluctuate widely and rapidly due to various factors, including, but not limited to, actual or anticipated fluctuations in our financial condition and operating results; changes in financial estimates by us or financial or other market estimates and ratings by securities and other analysts; our ability to develop new products, enter new market segments, gain market share, manage cybersecurity and litigation risk, diversify our customer base, and successfully secure manufacturing capacity; news regarding our products or products of our competitors; any mergers, acquisitions or divestitures of assets undertaken by us; inflationary conditions, interest rate changes, and recessionary concerns; regulatory changes to international trade policies, economic sanctions, or export controls, such as new licensing requirements for exporting certain chip-related technology to China; terrorist acts or acts of war, including the ongoing conflict between Ukraine and Russia; epidemics and pandemics; trading activity in our common stock, including stock repurchases, actions by institutional or other large stockholders, or our inclusion in market indices; or general economic, industry, and market conditions worldwide. In addition, investor expectations regarding emerging technology trends, including AI, anticipated changes in industry cycles, or potential strategic transactions, whether or not ultimately realized, may contribute to heightened volatility in our stock price.

The volatility of our stock may cause the value of a stockholder's investment to change rapidly. Investors in our common stock may not realize any return on their investment in us and may lose some or all of their investment. Additionally, if our stock price declines, it may be more difficult for us to raise capital and may have other adverse effects on our business. Stock price fluctuations could impact the value of our equity compensation, which could affect our ability to recruit and retain employees. Volatility in the trading price of our common stock could also result in the filing of securities class action litigation matters, which could result in substantial costs and the diversion of management time and resources. For these reasons, investors should not rely on recent or historical trends to predict future trading prices of our common stock, financial condition, results of operations, or cash flows.

Acquisitions, divestitures, strategic investments and strategic partnerships could disrupt our business and adversely affect our financial condition and operating results.

We actively evaluate and may continue to pursue growth opportunities by acquiring complementary businesses, solutions or technologies through strategic transactions, investments or partnerships. The identification, evaluation, negotiation, and pursuit of such transactions, strategic investments or strategic partnership candidates requires significant management time and attention and involves substantial costs, including fees paid to financial advisors, consultants, legal counsel, and other third parties, regardless of whether any transaction is ultimately consummated. If such strategic transactions require us to seek additional debt or equity financing, we may not be able to obtain such financing on terms favorable to us or at all, and such transaction may adversely affect our liquidity, capital structure, and overall financial flexibility. We may also choose to divest certain non-core assets, which divestitures could lead to charges against earnings and may expose us to additional liabilities and risks. Any strategic transaction might not strengthen our competitive position, may increase some of our risks, and may be viewed negatively by our customers, partners or investors. Even if we successfully complete a strategic transaction, we may not be able to effectively integrate the acquired business, technology, systems, control environment, solutions, personnel or operations into our business or global tax structure. We may experience unexpected changes in how we are required to account for strategic transactions pursuant to U.S. GAAP and may not achieve the anticipated benefits of any strategic transaction. We may incur unexpected costs, obligations, claims or liabilities that we incur during the strategic transaction or that we assume from the acquired company, or we may discover adverse conditions post acquisition for which we have limited or no recourse, including but not limited to those related to intellectual property, litigation, regulatory compliance, taxes, indemnification obligations, or accounting treatment, each of which may require us to make significant judgments and estimates under U.S. GAAP that could affect our reported financial results. In addition, we may be required to incur restructuring charges, impairment charges, or other costs in connection with any transaction. We may also be subject to increased scrutiny by regulators, customers, partners, and investors in connection with strategic transactions, and any perceived failure to execute effectively could adversely affect our reputation and market position. We may also be a target for unsolicited acquisition or business combination offers. Appropriately reviewing and responding to any such offer can be costly and complex, and diverts the efforts and attention of management.

Litigation and unfavorable results of legal proceedings could adversely affect our financial condition and operating results.

From time to time, we are subject to various legal proceedings and claims that arise out of the ordinary conduct of our business. Certain claims may not yet be resolved, including but not limited to any that are discussed under Note 14 - Contingencies to our Consolidated Financial Statements in Part II, Item 8 of this report, and additional claims may arise in the future. Results of legal proceedings cannot be predicted with certainty. Regardless of merit or outcome, claims or litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention and we may enter into material settlements to avoid these risks. Should we fail to prevail in certain matters or enter into a material settlement, we may be faced with significant monetary damages or injunctive relief against us that could materially and adversely affect our financial condition and operating results and certain portions of our business, and any insurance coverage we maintain may be insufficient to cover all costs, damages, or liabilities associated with such matters.

Pandemics or other widespread public health problems could adversely affect our business, results of operations, and financial condition in a material way.

Pandemics, epidemics or other widespread public health problems could negatively impact our business. Outbreaks have resulted, and could again result, in significant government measures to control the spread of disease, including, among others, restrictions on travel, manufacturing, and the movement of employees. Jurisdictions in which we operate have had varying responses to pandemic and other widespread public health problems and the impact of such responses is difficult to anticipate. If, for example, pandemics were to occur in ways that significantly disrupt the manufacture, shipment, and buying patterns of our products or the products of our customers, this may materially negatively impact our operating results, including revenue, gross margins, operating margins, cash flows and other operating results, and our overall business. Disruptions to manufacturing and shipping could also constrain our supplies, leading to operational delays, disruptions and inflationary pressures. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions.

The ultimate impact of a pandemic on our operations and financial performance depends on many factors that are not within our control, including, but not limited, to: governmental, business, and individuals' responses; general economic uncertainty in key global markets; volatility in financial markets, labor markets, and supply chains; global economic conditions and levels of economic growth; and the pace of recovery when the pandemic subsides. Pandemics may negatively impact the overall economy and, as a result of the foregoing, could negatively impact our operating results and may do so in a material way. In particular, pandemics or other widespread public health problems may increase or change the severity of our other risks reported in this Annual Report on Form 10-K.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our cybersecurity risk management process is a component of our overall enterprise risk management process, through which our Chief Executive Officer and other members of senior management assess, identify, and manage material risks from cybersecurity threats we face. Our cybersecurity process seeks to protect our information systems by managing and reducing material risks from cybersecurity threats and by responding to and mitigating cybersecurity incidents. The Board of Directors (the "Board"), and the Audit Committee of the Board (the "Audit Committee"), provide oversight of our cybersecurity risk management process. The Audit Committee reviews our cybersecurity program and cybersecurity risk management process quarterly, and our Board reviews our cybersecurity program annually. Our cybersecurity program is directly managed by the Chief Information Officer ("CIO"), who is experienced in information systems and cybersecurity and whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The CIO provides routine updates to our Board and Audit Committee, as well as our Chief Executive Officer and other members of our senior management. These updates cover the Company's material cybersecurity threats, the status of projects to strengthen our cybersecurity posture, and assessments of the cybersecurity program. Our cybersecurity risk management process is evaluated by internal and external cybersecurity experts, and the material results of those reviews are reported to senior management and the Board and Audit Committee as part of their oversight role. We also engage with third-party service providers deemed to have subject matter expertise in cybersecurity matters, industry participants, and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity policies and processes. We require each third-party service provider to certify that they implement and maintain appropriate security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect us. We use various tools and methodologies to manage cybersecurity risk and to prevent, detect, and mitigate cybersecurity incidents. Our tools and methodologies are tested regularly, including vulnerability scans, red-teaming exercises and other penetration testing, and review of cybersecurity threat intelligence feeds. We face risks from cybersecurity threats that could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation. We have experienced, and will continue to experience, cybersecurity incidents in the normal course of our business. However, prior cybersecurity incidents have not had a material adverse effect on our business, financial condition, results of operations, or cash flows. See "Risk Factors – Factors Related to Overall Business & Operations – Our business depends on the use of information technology systems. A failure of these systems, cybersecurity incidents, or cyber-fraud may cause business disruptions, compromise our intellectual property or other sensitive information, or result in losses."

Item 2. Properties

We lease a 47,800 square foot space in Hillsboro, Oregon as our corporate headquarters and a research and development facility through October 2028. In San Jose, California, we lease 98,874 square feet through November 2033, which we use for research and development, engineering support, administrative, and other operational purposes.

In Metro Manila, Philippines, we lease a total of 50,503 square feet through May 2035 and another 8,333 square feet through March 2029 for research and development, operations, and administrative facilities. In Pune, India, we lease 42,728 square feet through March 2029 for research and development. In Penang, Malaysia, we lease 28,161 square feet through September 2029 for research and development and operations facilities. In Shanghai, China, we lease 24,251 square feet through February 2028 primarily for research and development operations. We also lease office facilities in multiple other metropolitan locations for our domestic and international sales staff. We believe that our existing facilities are suitable and adequate for our current and foreseeable future needs.

Item 3. Legal Proceedings

The information contained under the heading "Legal Matters" in Note 14 - Contingencies to our Consolidated Financial Statements in Part II, Item 8 of this report is incorporated by reference into this Part I, Item 3. Also, see "Litigation and unfavorable results of legal proceedings could adversely affect our financial condition and operating results" in "Risk Factors" in Item 1A of Part I of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "LSCC".

Holders

As of February 9, 2026, we had approximately 137 stockholders of record.

Dividends

The payment of dividends on our common stock is within the discretion of our Board of Directors. We intend to retain earnings to finance our business. We have never paid cash dividends.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On December 9, 2024, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to $100 million of outstanding common stock could be repurchased from time to time (the "2025 Repurchase Program"). The duration of the 2025 Repurchase Program was through December 31, 2025. During the fourth quarter of fiscal 2025, we repurchased 217,506 shares for $14.1 million, or an average price paid per share of $65.03. All repurchases were open market transactions funded from available working capital. All shares repurchased pursuant to the 2025 Repurchase Program were retired upon settlement. During fiscal year 2025, we repurchased a total of 1,763,053 shares for $100.0 million, or an average price paid per share of $56.72.

On December 5, 2025, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to an additional $250 million of outstanding common stock could be repurchased from time to time (the "2026 Repurchase Program"). The 2026 Repurchase Program has no termination date and may be suspended or discontinued at any time. No shares were repurchased under the 2026 Repurchase Program during the fourth quarter of fiscal 2025.

The following table contains information regarding our repurchases of our common stock that is registered pursuant to Section 12 of the Securities Exchange Act of 1934 during the fourth quarter of fiscal 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs ($M) (b)
September 28, 2025 through October 25, 2025	—	$ —	—	$ 14.1
October 26, 2025 through November 22, 2025	217,506	$ 65.03	217,506	$ —
November 22, 2025 through January 3, 2026	—	$ —	—	$ 250.0
Total	217,506	$ 65.03	217,506	$ 250.0

(a) All repurchases during the quarter were open-market transactions funded from available working capital made under the authorization from our Board of Directors to purchase up to $100.0 million of our common stock announced December 9, 2024.

(b) At January 3, 2026, this amount consists of the remaining portion of the $250 million authorization that was announced December 5, 2025.

Comparison of Total Cumulative Stockholder Return

The following graph shows the five-year comparison of cumulative stockholder return on our common stock, the Standard and Poor's ("S&P") 500 Index and the Philadelphia Semiconductor Index ("PHLX") from December 2020 through December 2025. Cumulative stockholder return assumes $100 invested at the beginning of the period in our common stock, the S&P and PHLX. Historical stock price performance is not necessarily indicative of future stock price performance.

Lattice Cumulative Stockholder Return



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Lattice Semiconductor Corporation, the S&P 500 Index and the PHLX Semiconductor Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/20	12/21	12/22	12/23	12/24	12/25
Lattice Semiconductor Corporation	100.00	168.18	141.60	150.57	123.64	160.58
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
PHLX Semiconductor	100.00	142.85	93.02	155.35	186.98	268.23

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Lattice develops technologies that we monetize through differentiated programmable logic semiconductor products, silicon-enabling products, system solutions, design services, and technology licenses. Lattice is the low power programmable leader. We solve customer problems across the network, from the Edge to the Cloud, in the Communications, Computing, Industrial, Automotive, and Consumer markets. Our technology, long-standing relationships, and commitment to world-class support lets our customers quickly and easily unleash their innovation to create a smart, secure, and connected world.

Lattice has focused its strategy on delivering programmable logic products and related solutions based on low power, small size, and ease of use. We also serve our customers with IP licensing and various other services. Our product development activities include new proprietary products, advanced packaging, existing product enhancements, software development tools, soft IP, and system solutions for high-growth applications such as Edge AI, wireless and wireline infrastructure, platform security, and factory automation.

This discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes included in Part II, Item 8. "Financial Statements and Supplementary Data" of this report. Discussions of results for prior periods (fiscal 2024 compared to fiscal 2023) are incorporated by reference from our Annual Report on Form 10-K for the year ended December 28, 2024.

Critical Accounting Policies and Use of Estimates

Critical accounting policies are those that are both most important to the portrayal of a company's financial condition and results of operations, and that require management's most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. We base our estimates and judgments on historical experience, knowledge of current conditions, and our beliefs of what could occur in the future considering available information. While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information available when made, and because of the uncertainty inherent in these matters, actual results may differ materially from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis.

We believe the following accounting policies and the related estimates are critical in the portrayal of our financial condition and results of operations, and require management's most difficult, subjective, or complex judgments. See Note 1 - Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements in Part II, Item 8 of this report for further information on the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Revenue from Contracts with Customers

We recognize revenue upon satisfaction of performance obligations when control of promised goods or services has been transferred to our customers. We measure revenue based on the amount of consideration we expect to be entitled to in exchange for products or services. For revenue recognized on both sales to distributors and related to royalties, the amount of consideration we expect to be entitled to receive is based on estimates that require assumptions and judgments relating to trends in recent and historical activity. See Note 1 - Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements in Part II, Item 8 of this report for further information on our recognition of revenue. Sales to most distributors are made under terms allowing certain price adjustments upon sale to their end customers and limited rights of return of our products held in their inventory. The revenue recognized based on estimated price adjustments and stock rotation reserves may be materially different from the actual consideration received if the actual distributor price adjustments and stock rotation returns differ significantly from the historical trends used in the estimates.

Inventories and Cost of Revenue

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or net realizable value. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual costs. The valuation of inventory requires us to estimate excess or obsolete inventory. Material assumptions we use to estimate necessary inventory carrying value adjustments can be unique to each product and are based on specific facts and circumstances. In determining provisions for excess or obsolete products, we consider assumptions such as changes in business and economic conditions, projected customer demand for our products, and changes in technology or customer requirements. The creation of such provisions results in a write-down of inventory to net realizable value and a charge to Cost of revenue. If in any period we anticipate a change in assumptions such as future market or economic conditions to be less favorable than our previous estimates, additional inventory write-downs may be required and would be reflected in Cost of revenue, resulting in a negative impact to our gross margin in that period. If in any period we are able to sell inventories that had been written down to a level below the ultimate realized selling price in a previous period, related revenue would be recorded with a lower or no offsetting charge to Cost of revenue resulting in a net benefit to our gross margin in that period.

Accounting for Income Taxes

We are required to estimate our provision for income taxes and amounts ultimately payable or recoverable in numerous tax jurisdictions around the world. These estimates involve significant judgment and interpretations of regulations and are inherently complex. Resolution of income tax treatments in individual jurisdictions may not be known for many years after completion of the applicable year. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse.

Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more-likely-than-not to be recoverable against future taxable income. The determination of a valuation allowance and when it should be released requires complex judgment. In assessing the ability to realize deferred tax assets, we regularly evaluate both positive and negative evidence that may exist and consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In determining the need to establish or maintain a valuation allowance, we consider the four sources of jurisdictional taxable income: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; (iii) taxable income in prior carryback year(s) if carryback is permitted under the tax law; and (iv) viable and prudent tax planning strategies.

We continue to maintain a full valuation allowance against our state deferred tax assets due to insufficient income sources. We will continue to evaluate both positive and negative evidence in future periods to determine if we will realize the deferred tax assets. The amount of the deferred tax asset considered realizable could be adjusted if sufficient positive evidence exists. We do not maintain a valuation allowance on a significant portion of our U.S. Federal deferred tax assets or in any foreign jurisdictions as we have concluded that it is more likely than not that we will realize those net deferred tax assets in the future periods.

As part of our regular financial review process, we also assess the likelihood that our tax reporting positions will ultimately be sustained on examination by the taxing authorities, based on the technical merits of the position. To the extent it is determined it is more likely than not (a likelihood of more than 50 percent) that some portion or all of a tax reporting position will ultimately not be recognized and sustained, a provision for unrecognized tax benefit is provided by either reducing the applicable deferred tax asset or accruing an income tax liability. Our judgment regarding the sustainability of our tax reporting positions may change in the future due to changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to the related deferred tax assets or accrued income tax liabilities and an accompanying reduction or increase in income tax expense which may result in a corresponding increase or decrease in net income in the period when such determinations are made. The expiration of statutes of limitations may decrease our uncertain tax positions.

We recognize the tax impact of including certain foreign earnings in U.S. taxable income as a period cost. We recognize deferred income taxes for local country income and withholding taxes that could be incurred on distributions of certain non-U.S. earnings or for outside basis differences in our subsidiaries, where we do not plan to indefinitely reinvest such earnings and basis differences.

Results of Operations

Key elements of our Consolidated Statements of Operations, including as a percentage of revenue, are presented in the following table:

	Year Ended					
(In thousands)	January 3, 2026		December 28, 2024		December 30, 2023	
Revenue	$ 523,262	100.0%	$ 509,401	100.0%	$ 737,154	100.0%
Gross margin	356,943	68.2	340,400	66.8	514,670	69.8
Research and development	187,983	35.9	159,302	31.3	159,770	21.7
Selling, general and, administrative	153,632	29.4	116,942	23.0	137,244	18.6
Amortization of acquired intangible assets	52	0.0	3,479	0.7	3,478	0.5
Restructuring and other	4,044	0.8	12,291	2.4	1,908	0.3
Impairment of acquired intangible assets	—	—	13,929	2.7	—	—
Income from operations	$ 11,232	2.1%	$ 34,457	6.8%	$ 212,270	28.8%

Revenue

	Year Ended			% Change in	
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Revenue	$ 523,262	$ 509,401	$ 737,154	2.7%	(30.9)%

Revenue increased $13.9 million, or 3%, in fiscal 2025 compared to fiscal 2024, primarily due to stronger demand in data center applications, including general-purpose and AI-specific servers, as well as wireline networking components, partially offset by softer Industrial and Automotive end market demand and from continued inventory normalization by customers.

Revenue by End Market

We sell our products globally to a broad base of customers in three primary end market groups: Communications and Computing, Industrial and Automotive, and Consumer. Across our end markets, our products are increasingly used in AI-related applications, including device usage in AI-optimized servers in data centers, AI-enabled PCs, and AI-enabled robotics and ADAS systems, among others. We also provide IP licensing and services to these end markets.

Within these end markets, there are multiple drivers, including:
- Communications and Computing: data center servers and networking equipment, client computing platforms, and wireless and wireline communications infrastructure deployments.
- Industrial and Automotive: factory automation, robotics, automotive electronics, and industrial IoT.
- Consumer: smart home, prosumer, and other applications.

The end market data we use is derived from data provided to us by our distributors and end customers. With a diverse base of customers who may manufacture end products spanning multiple end markets, the assignment of revenue to a specific end market requires the use of judgment. We also recognize certain revenue for which end customers and end markets are not yet known. We assign this revenue first to a specific end market using historical and anticipated usage of the specific products, if possible, and allocate the remainder to the end markets based on either historical usage for each product family or industry application data for certain product types.

The following are examples of end market applications for the fiscal years presented:

Communications and Computing	Industrial and Automotive	Consumer
Wireless	Security and Surveillance	Cameras
Wireline	Machine Vision	Displays
Data Networking	Industrial Automation	Wearables
Server Computing	Robotics	Televisions
Client Computing	Automotive	Home Theater
Data Storage	Drones	Sound Systems
Cloud	Factory Automation	
Hyperscalers		

The composition of our revenue by end market is presented in the following table:

| | Year Ended | | | | | | % Change in | |
	January 3, 2026		December 28, 2024		December 30, 2023		2025	2024
(In thousands)								
Communications and Computing	$ 292,716	55.9%	$ 228,145	44.8%	$ 257,536	34.9%	28.3%	(11.4)%
Industrial and Automotive	193,965	37.1	236,949	46.5	433,482	58.8	(18.1)	(45.3)
Consumer	36,581	7.0	44,307	8.7	46,136	6.3	(17.4)	(4.0)
Total revenue	$ 523,262	100.0%	$ 509,401	100.0%	$ 737,154	100.0%	2.7%	(30.9)%

Revenue from the Communications and Computing end market increased by 28% in fiscal 2025 compared to fiscal 2024 primarily due to stronger demand in data center applications, including general-purpose and AI-specific servers, as well as wireline networking components.

Revenue from the Industrial and Automotive end market decreased by 18% in fiscal 2025 compared to fiscal 2024, primarily due to softer end market demand and from continued inventory normalization by customers.

While we do not consider AI applications as a distinct end market, we expect AI-related revenue to grow over the next few years based on the growing pipeline of AI-related design wins in a diverse set of applications across all three of our end market segments.

Revenue by Geography

We have a diverse base of customers where distributors represent a significant portion of our total revenue. Our revenue by geographical market is based on the ship-to location of our customers, which can vary from time to time. Revenue in all regions for fiscal 2025 compared to fiscal 2024 has been impacted by the global macroeconomic environment.

The composition of our revenue by geography is presented in the following table:

| | Year Ended | | | | | | % Change in | |
	January 3, 2026		December 28, 2024		December 30, 2023		2025	2024
(In thousands)								
Asia	$ 353,699	67.6%	$ 332,747	65.3%	$ 443,765	60.2%	6.3%	(25.0)%
Americas	102,758	19.6	101,217	19.9	145,839	19.8	1.5	(30.6)
Europe	66,805	12.8	75,437	14.8	147,550	20.0	(11.4)	(48.9)
Total revenue	$ 523,262	100.0%	$ 509,401	100.0%	$ 737,154	100.0%	2.7%	(30.9)%

Revenue from Customers

We sell our products to independent distributors and directly to customers. Distributors have historically accounted for a significant portion of our total revenue, and the distributors noted below individually accounted for more than 10% of our total revenue in certain periods covered by this report.

The composition of our revenue by customer is presented in the following table:

| | % of Total Revenue Year Ended | | |
	January 3, 2026	December 28, 2024	December 30, 2023
Distributor A	30.9%	33.3%	31.6%
Distributor B	37.9	31.2	20.5
Distributor C	3.8	11.2	10.8
Distributor D	—	3.5	12.6
Other distributors	11.2	10.2	11.9
All distributors	83.8	89.4	87.4
Direct customers	16.2	10.6	12.6
Total revenue	100.0%	100.0%	100.0%

Gross margin

The composition of our gross margin, including as a percentage of revenue, is presented in the following table:

	Year Ended		
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023
Gross margin	$ 356,943	$ 340,400	$ 514,670
Gross margin percentage	68.2%	66.8%	69.8%

Gross margin percentage increased 140 basis points from fiscal 2024 to fiscal 2025. Higher margins resulted primarily from the non-recurrence of an approximately $7.0 million one-time charge for expiring production materials in the prior year. Gross margin also benefitted from changes in product mix between the periods, partially offset by higher stock-based compensation associated with market and performance-based awards in the current year.

Operating Expenses

Operating expenses increased year-over-year primarily due to higher stock-based compensation in the current year periods; excluding stock-based compensation, operating expenses decreased year-over-year. See Note 10 – Stock-Based Compensation Plans for additional details.

Research and Development Expense

The composition of our Research and development expense, including as a percentage of revenue, is presented in the following table:

	Year Ended			% Change in	
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Research and development	$ 187,983	$ 159,302	$ 159,770	18.0%	(0.3)%
Percentage of revenue	35.9%	31.3%	21.7%		

Research and development expense includes headcount-related costs, including cash- and stock-based compensation and benefits, R&D equipment expenses, engineering wafers, licenses, and outside engineering services. These expenditures are for the design of new products, IP cores, processes, packaging, and software solutions.

The increase in Research and development expense for fiscal 2025 compared to fiscal 2024 was primarily due to higher stock-based compensation associated with market-based and performance-based awards in the current year periods coupled with the prior year reduction in stock compensation expense from the forfeiture of equity awards by departing executives.

We believe that investing in research and development is important to delivering innovative products to our customers. We expect research and development expense to increase in the future, but to decline as a percentage of revenue.

Selling, General, and Administrative Expense

The composition of our Selling, general, and administrative expense, including as a percentage of revenue, is presented in the following table:

	Year Ended			% Change in	
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Selling, general, and administrative	$ 153,632	$ 116,942	$ 137,244	31.4%	(14.8)%
Percentage of revenue	29.4%	23.0%	18.6%		

Selling, general, and administrative expense includes headcount-related costs, including cash- and stock-based compensation and benefits, related to selling, general, and administrative employees, commissions, depreciation, professional and outside services, trade show, and travel expenses.

The increase in Selling, general, and administrative expense for fiscal 2025 compared to fiscal 2024 was primarily due to higher stock-based compensation associated with market-based and performance-based awards in the current year periods coupled with the prior year reduction in stock compensation expense from the forfeiture of equity awards by departing executives.

Amortization of Acquired Intangible Assets

The composition of our Amortization of acquired intangible assets, including as a percentage of revenue, is presented in the following table:

(In thousands)	Year Ended			% Change in	
	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Amortization of acquired intangible assets	$ 52	$ 3,479	$ 3,478	(98.5)%	0.0%
Percentage of revenue	0.0%	0.7%	0.5%		

The decrease in Amortization of acquired intangible assets for fiscal 2025 compared to fiscal 2024 was primarily due to the full impairment of the Mirametrix intangible assets in the fourth quarter of fiscal 2024.

Restructuring and other

The composition of our Restructuring activity, including as a percentage of revenue, is presented in the following table:

(In thousands)	Year Ended			% Change in	
	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Restructuring and other	$ 4,044	$ 12,291	$ 1,908	(67.1)%	100+%
Percentage of revenue	0.8%	2.4%	0.3%		

Restructuring and other activity is generally comprised of expenses resulting from workforce reductions, cancellation of contracts, and consolidation of our facilities. Details of our restructuring plans and expenses incurred under them are discussed in Note 8 - Restructuring to our Consolidated Financial Statements in Part II, Item 8 of this report.

Restructuring costs decreased in fiscal 2025 compared to fiscal 2024 primarily due to lower costs in the current year for severance under the Q3 2024 Plan as compared to higher costs in the prior year for severance under both the Q3 2024 and Q3 2023 Plans.

Interest Income (Expense), net

The composition of our Interest income (expense), net, including as a percentage of revenue, is presented in the following table:

(In thousands)	Year Ended			% Change in	
	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Interest income (expense), net	$ 2,896	$ 3,948	$ 2,041	(26.6)%	93.4%
Percentage of revenue	0.6%	0.8%	0.3%		

Interest income (expense) for fiscal 2025 compared to fiscal 2024 decreased primarily due to lower interest rates on cash and cash equivalents between the periods.

Other Income (Expense), net

The composition of our Other income (expense), net, including as a percentage of revenue, is presented in the following table:

	Year Ended			% Change in	
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Other income (expense), net	$ (751)	$ (2,176)	$ 545	(65.5)%	100+%
Percentage of revenue	(0.1)%	(0.4)%	0.1%		

For fiscal 2025 compared to fiscal 2024, the change in Other income (expense), net was primarily due to a $2.0 million write-off of a non-recoverable cost-method investment in the prior year period, and to foreign currency effects.

Income Taxes

The composition of our Income tax (benefit) expense is presented in the following table:

	Year Ended			% Change in	
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023	2025	2024
Income tax expense (benefit)	$ 10,293	$ (24,902)	$ (44,205)	(141.3)%	(43.7)%

Our income tax expense (benefit) for fiscal 2025 was driven primarily by nondeductible expenses related to stock-based compensation, partially offset by federal tax credits. The income tax benefit in fiscal 2024 includes $27.7 million of income tax benefits due to the expiration of statutes of limitations that reduced our uncertain tax positions, combined with federal tax credits and the impact of stock-based compensation.

We updated our evaluation of the valuation allowance position in the United States through January 3, 2026. In making this evaluation, we considered our operating environment and estimates about our ability to generate taxable income in future periods within the United States. As a result of our consistent and continued profitability over the preceding three-year period and our expectations about generating sufficient U.S. Federal taxable income, we have determined that there is sufficient evidence that our U.S. Federal deferred tax assets are more likely than not to be realized.

We continue to maintain a full valuation allowance against our state deferred tax assets due to insufficient income sources. We will continue to evaluate both positive and negative evidence in future periods to determine if we will realize those deferred tax assets. The amount of the deferred tax asset considered realizable could be adjusted if sufficient positive evidence exists. We do not maintain a valuation allowance in any foreign jurisdictions as we have concluded that it is more likely than not that we will realize those net deferred tax assets in the future periods. Details of our deferred tax assets and valuation allowance are discussed in Note 12 - Income Taxes to our Consolidated Financial Statements in Part II, Item 8 of this report.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income before net interest income (expense), income tax expense (benefit), depreciation and amortization, stock-based compensation, and other items that are considered unusual or not representative of underlying trends of our business, including but not limited to: legal expense outside the ordinary course of business, transformation charges incurred in connection with our multi-year strategic initiative to realign our organizational structure and modernize our technology platforms, restructuring, impairments, and other charges, if applicable for the periods presented.

We believe that the exclusion of the items eliminated in calculating Adjusted EBITDA provides useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating results in the same manner as our management and our Board of Directors. Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of Adjusted EBITDA as a tool for comparison.

There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the most directly comparable financial measure calculated in accordance with GAAP. Some of the limitations of Adjusted EBITDA include (i) Adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these potential capital expenditures. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items, as in the future we may incur expenses similar to the adjustments in this presentation. Evaluation of our performance should consider Adjusted EBITDA alongside other financial performance measures, including our net income and other GAAP results.

A reconciliation of Net income to Adjusted EBITDA, including as a percentage of revenue, is presented in the following table:

	Year Ended		
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023
GAAP Net income	$ 3,084	$ 61,131	$ 259,061
GAAP Net income margin	0.6%	12.0%	35.1%
Interest (income) expense, net	(2,896)	(3,948)	(2,041)
Income tax expense (benefit)	10,293	(24,902)	(44,205)
Amortization of acquired intangible assets	52	3,479	3,478
Depreciation and other amortization	34,333	34,502	30,562
Stock-based compensation (1)	116,294	53,718	71,952
Incentive compensation to be settled in equity (2)	6,605	—	—
Transformation charges	5,388	2,770	—
Legal expenses (3)	1,107	5,248	3,928
Restructuring and other	4,044	12,291	1,908
Impairment charges	3,497	13,929	—
Other EBITDA adjustments	1,154	3,748	44
Adjusted EBITDA	$ 182,955	$ 161,966	$ 324,687
Adjusted EBITDA margin	35.0%	31.8%	44.0%

(1)   Includes stock-based compensation and related payroll tax expenses.
(2)   Includes accruals for the portion of our annual incentive plan that we intend to settle in equity.
(3)   Includes legal expenses outside the ordinary course of business, including those incurred defending against claims described in our 2024 10-K.

Adjusted EBITDA increased for fiscal 2025 compared to fiscal 2024 primarily as a result of higher revenue, the non-recurrence of an approximately $7.0 million one-time charge for expiring production materials in the prior year, and lower costs for outside services.

Liquidity and Capital Resources

The following sections discuss material changes in our financial condition from the end of fiscal 2024, including the effects of changes in our Consolidated Balance Sheets, and the effects of our credit arrangements and contractual obligations on our liquidity and capital resources. There continues to be uncertainty around the extent of market volatility, inflationary pressures, interest rate changes, recessionary concerns, uncertainty in the financial and banking industry, and geopolitical tension, which may impact our liquidity and working capital needs in future periods.

We have historically financed our operating and capital resource requirements through cash flows from operations, and from the issuance of long-term debt to fund acquisitions. Cash provided by or used in operating activities will fluctuate from period to period due to fluctuations in operating results, the timing and collection of accounts receivable, and required inventory levels, among other things.

We believe that our financial resources, including current cash and cash equivalents, cash flow from operating activities, and our credit facilities, will be sufficient to meet our liquidity and working capital needs through at least the next 12 months. On September 1, 2022, we entered into our 2022 Credit Agreement, as described in Note 7 - Long-Term Debt to our Consolidated Financial Statements in Part II, Item 8 of this report. As of January 3, 2026, we did not have significant long-term commitments for capital expenditures. For further information on our cash commitments for operating lease liabilities, see Note 9 - Leases to our Consolidated Financial Statements in Part II, Item 8 of this report.

In the future, we may continue to consider acquisition opportunities to further extend our product or technology portfolios and further expand our product offerings. In connection with funding capital expenditures, acquisitions, securing additional wafer supply, increasing our working capital, or other operations, we may seek to obtain equity or additional debt financing. We may also seek to obtain equity or additional debt financing if we experience downturns or cyclical fluctuations in our business that are more severe or longer than we anticipated when determining our current working capital needs.

Liquidity

Cash and cash equivalents

(In thousands)	January 3, 2026	December 28, 2024	$ Change	% Change
Cash and cash equivalents	$ 133,886	$ 136,291	$ (2,405)	(1.8)%

As of January 3, 2026, we had Cash and cash equivalents of $133.9 million, of which approximately $73.6 million was held by our foreign subsidiaries. We manage our global cash requirements considering, among other things, (i) available funds among our subsidiaries through which we conduct business, (ii) the geographic location of our liquidity needs, and (iii) the cost to access international cash balances. The repatriation of non-US earnings may require us to withhold and pay foreign income tax on dividends. This should not result in our recording significant additional tax expense as we have accrued expense based on current withholding rates. As of January 3, 2026, we could access all cash held by our foreign subsidiaries without incurring significant additional expense.

The net decrease in Cash and cash equivalents of $2.4 million between December 28, 2024 and January 3, 2026 was primarily driven by cash flows from the following activities:

Operating activities — Cash provided by operating activities results from net income adjusted for certain non-cash items and changes in assets and liabilities. Cash provided by operating activities was $175.1 million in fiscal 2025 compared to $140.9 million in fiscal 2024. This increase of $34.2 million was primarily driven by $17.9 million more cash provided by net income adjusted for non-cash items coupled with $16.3 million of net changes in working capital.

Investing activities — Investing cash flows consist primarily of transactions related to capital expenditures and payments for software and intellectual property licenses. Net cash used by investing activities in fiscal 2025 was $62.3 million compared to $37.7 million in fiscal 2024.

Financing activities — Financing cash flows consist primarily of repurchases of common stock, tax payments related to the net share settlement of restricted stock units, and proceeds from the acquisition of common stock under our employee stock purchase plan. Net cash used by financing activities in fiscal 2025 was $115.7 million compared to $94.5 million in fiscal 2024. This $21.2 million increase was due to the following activities. During fiscal 2025, we repurchased approximately 1.8 million shares of common stock for $100.0 million compared to fiscal 2024, where we repurchased approximately 1.1 million shares of common stock for $67.0 million. Payments for tax withholdings on vesting of RSUs partially offset by purchases under the employee stock purchase plan used net cash flows of $15.7 million in fiscal 2025, a decrease of approximately $11.8 million from the net $27.5 million used in fiscal 2024.

Accounts receivable, net

(In thousands)	January 3, 2026	December 28, 2024	$ Change	% Change
Accounts receivable, net	$ 102,277	$ 81,060	$ 21,217	26.2%
Days sales outstanding	64	63	1	

Accounts receivable, net as of January 3, 2026 increased by approximately $21.2 million, or approximately 26%, compared to December 28, 2024. This increase was due to order scheduling through the fourth quarter. We calculate Days sales outstanding on the basis of a 365-day year as Accounts receivable, net at the end of the quarter divided by sales during the quarter annualized and then multiplied by 365.

Inventories

(In thousands)	January 3, 2026	December 28, 2024	$ Change	% Change
Inventories	$ 89,202	$ 103,410	$ (14,208)	(13.7)%
Days of inventory on hand	178	207	(29)	

Inventories as of January 3, 2026 decreased $14.2 million, or approximately 14%, compared to December 28, 2024 primarily as a result of our continued optimization of inventory to efficient levels for the business, which also decreased Days of inventory on hand over the period.

The Days of inventory on hand ratio compares the inventory balance at the end of a quarter to the cost of sales in that quarter. We calculate Days of inventory on hand on the basis of a 365-day year as Inventories at the end of the quarter divided by Cost of sales during the quarter annualized and then multiplied by 365.

Credit Arrangements

On September 1, 2022, we entered into our 2022 Credit Agreement. The details of this arrangement are described in Note 7 - Long-Term Debt to our Consolidated Financial Statements in Part II, Item 8 of this report. As of January 3, 2026, we had no used or unused credit arrangements beyond the secured revolving loan facility described in the 2022 Credit Agreement.

Share Repurchase Program

See "Issuer Purchases of Equity Securities" under Part II, Item 5 of this Annual Report on Form 10-K for more information about the share repurchase program.

New Accounting Pronouncements

The information contained under the heading "New Accounting Pronouncements" in Note 1 - Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements in Part II, Item 8 of this report is incorporated by reference into this Part II, Item 7.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We assess these risks on a regular basis and have established policies that are designed to protect against the adverse effects of these and other potential exposures.

Foreign Currency Exchange Rate Risk

While our revenues and the majority of our expenses are denominated in U.S. dollars, our financial position and results of operations are subject to foreign currency exchange rate risk as a result of having various international subsidiary and branch operations. Historically, exposure to foreign currency exchange rate risk has not had a material impact on our results from operations. We may enter into foreign currency forward exchange contracts in relation to certain activities, which mitigate the foreign currency exchange rate exposure from an economic perspective and may be designated as "effective" hedges under U.S. GAAP.

Interest Rate Risk

Interest Income

Our interest income is sensitive to changes in the general level of interest rates. As of January 3, 2026, a hypothetical 100 basis point change in interest rates would have resulted in less than $1.5 million change in interest income.

Interest Expense

We may be exposed to interest rate risk via the terms of our 2022 Credit Agreement, which specifies an interest rate on revolving loans that consists of a variable-rate of interest and an applicable margin. While we have drawn from this credit facility in the past, we have no borrowings outstanding as of January 3, 2026. If we borrow from the credit facility in the future, we will again be exposed to interest rate fluctuations.

Item 8. Financial Statements and Supplementary Data

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended				
(In thousands, except per share data)		January 3, 2026		December 28, 2024		December 30, 2023
Revenue	$	523,262	$	509,401	$	737,154
Cost of revenue		166,319		169,001		222,484
Gross margin		356,943		340,400		514,670
Operating expenses:						
Research and development		187,983		159,302		159,770
Selling, general, and administrative		153,632		116,942		137,244
Amortization of acquired intangible assets		52		3,479		3,478
Restructuring and other		4,044		12,291		1,908
Impairment of acquired intangible assets		—		13,929		—
Total operating expenses		345,711		305,943		302,400
Income (loss) from operations		11,232		34,457		212,270
Interest income (expense), net		2,896		3,948		2,041
Other income (expense), net		(751)		(2,176)		545
Income (loss) before income taxes		13,377		36,229		214,856
Income tax expense (benefit)		10,293		(24,902)		(44,205)
Net income	$	3,084	$	61,131	$	259,061
Net income per share:						
Basic	$	0.02	$	0.44	$	1.88
Diluted	$	0.02	$	0.44	$	1.85
Shares used in per share calculations:						
Basic		137,091		137,623		137,694
Diluted		138,238		138,322		139,790

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended				
(In thousands)		January 3, 2026		December 28, 2024		December 30, 2023
Net income	$	3,084	$	61,131	$	259,061
Other comprehensive income (loss):						
Translation adjustment		159		(694)		(16)
Change in actuarial valuation of defined benefit pension, net of tax		540		(242)		(476)
Comprehensive income	$	3,783	$	60,195	$	258,569

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value data)		January 3, 2026		December 28, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	133,886	$	136,291
Accounts receivable, net		102,277		81,060
Inventories, net		89,202		103,410
Prepaid expenses and other current assets		38,509		44,073
Total current assets		363,874		364,834
Property and equipment, less accumulated depreciation of $123,654 at January 3, 2026 and $125,901 at December 28, 2024		77,032		52,988
Operating lease right-of-use assets		39,459		13,870
Intangible assets, net		4,143		4,587
Goodwill		315,358		315,358
Deferred income taxes		62,675		66,980
Other long-term assets		20,579		25,286
Total assets	$	883,120	$	843,903
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	56,518	$	36,828
Accrued liabilities		30,594		45,638
Accrued payroll obligations		30,561		17,156
Total current liabilities		117,673		99,622
Long-term operating lease liabilities, net of current portion		36,127		9,433
Other long-term liabilities		15,266		23,916
Total liabilities		169,066		132,971
Contingencies (Note 14)				
Stockholders' equity:				
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding		—		—
Common stock, $.01 par value, 300,000,000 shares authorized; 136,771,000 shares issued and outstanding as of January 3, 2026 and 137,704,000 shares issued and outstanding as of December 28, 2024		1,368		1,377
Additional paid-in capital		503,647		504,299
Retained earnings		212,182		209,098
Accumulated other comprehensive loss		(3,143)		(3,842)
Total stockholders' equity		714,054		710,932
Total liabilities and stockholders' equity	$	883,120	$	843,903

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023
Cash flows from operating activities:			
Net income	$ 3,084	$ 61,131	$ 259,061
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	35,481	38,737	34,432
Stock-based compensation expense	115,613	52,985	70,197
Change in deferred income tax provision	5,187	(12,069)	(58,614)
Change in noncurrent taxes payable	(384)	(19,370)	299
Amortization of right-of-use assets	6,834	7,530	6,764
Impairment charges	3,497	13,929	—
Charge for expiring production materials	—	7,019	—
Other non-cash adjustments	1,124	2,690	253
Changes in assets and liabilities:			
Accounts receivable, net	(21,217)	23,313	(10,355)
Inventories, net	14,208	(4,584)	11,549
Prepaid expenses and other assets	5,364	(11,065)	(6,001)
Accounts payable	19,690	2,341	(7,549)
Accrued liabilities	(19,540)	(3,515)	(12,963)
Accrued payroll obligations	13,405	(9,709)	(10,005)
Operating lease liabilities, current and long-term portions	(7,239)	(8,487)	(7,480)
Net cash provided by (used in) operating activities	175,107	140,876	269,588
Cash flows from investing activities:			
Capital expenditures	(42,527)	(20,985)	(20,098)
Cash paid for software and intellectual property licenses	(19,781)	(16,708)	(13,152)
Net cash provided by (used in) investing activities	(62,308)	(37,693)	(33,250)
Cash flows from financing activities:			
Restricted stock unit tax withholdings	(23,285)	(33,646)	(52,078)
Proceeds from issuance of common stock	7,588	6,184	8,365
Repurchase of common stock	(100,000)	(66,998)	(80,004)
Repayment of long-term debt	—	—	(130,000)
Net cash provided by (used in) financing activities	(115,697)	(94,460)	(253,717)
Effect of exchange rate change on cash	493	(749)	(26)
Net increase (decrease) in cash and cash equivalents	(2,405)	7,974	(17,405)
Beginning cash and cash equivalents	136,291	128,317	145,722
Ending cash and cash equivalents	$ 133,886	$ 136,291	$ 128,317
Supplemental disclosure of cash flow information and non-cash investing and financing activities:			
Interest paid	$ —	$ —	$ 3,240
Income taxes paid, net of refunds	$ 7,768	$ 8,587	$ 15,754
Operating lease payments	$ 8,330	$ 9,567	$ 8,344
Accrued purchases of plant and equipment	$ 6,768	$ 2,132	$ 392
Operating lease right-of-use assets obtained in exchange for lease obligations	$ 32,548	$ 7,428	$ 3,718

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except par value data)	Common Stock ($.01 par value) Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balances, December 31, 2022	137,099	$ 1,371	$ 599,300	$ (111,094)	$ (2,414)	$ 487,163
Components of comprehensive income, net of tax:						
Net income	—	—	—	259,061	—	259,061
Other comprehensive income (loss)	—	—	—	—	(492)	(492)
Total comprehensive income						258,569
Common stock issued in connection with employee equity incentive awards, net of shares withheld for employee taxes	1,465	14	(43,727)	—	—	(43,713)
Stock-based compensation expense	—	—	70,197	—	—	70,197
Repurchase of common stock	(1,224)	(12)	(80,184)	—	—	(80,196)
Balances, December 30, 2023	137,340	$ 1,373	$ 545,586	$ 147,967	$ (2,906)	$ 692,020
Components of comprehensive income, net of tax:						
Net income	—	—	—	61,131	—	61,131
Other comprehensive income (loss)	—	—	—	—	(936)	(936)
Total comprehensive income						60,195
Common stock issued in connection with employee equity incentive awards, net of shares withheld for employee taxes	1,509	15	(27,477)	—	—	(27,462)
Stock-based compensation expense	—	—	52,985	—	—	52,985
Repurchase of common stock	(1,145)	(11)	(66,795)	—	—	(66,806)
Balances, December 28, 2024	137,704	$ 1,377	$ 504,299	$ 209,098	$ (3,842)	$ 710,932
Components of comprehensive income, net of tax:						
Net income	—	—	—	3,084	—	3,084
Other comprehensive income (loss)	—	—	—	—	699	699
Total comprehensive income						3,783
Common stock issued in connection with employee equity incentive awards, net of shares withheld for employee taxes	830	8	(15,705)	—	—	(15,697)
Stock-based compensation expense	—	—	115,613	—	—	115,613
Repurchase of common stock	(1,763)	(17)	(100,560)	—	—	(100,577)
Balances, January 3, 2026	136,771	$ 1,368	$ 503,647	$ 212,182	$ (3,143)	$ 714,054

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). They include the accounts of Lattice and its subsidiaries after the elimination of all intercompany balances and transactions.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. We base our estimates and judgments on historical experience, knowledge of current conditions, and our beliefs of what could occur in the future considering available information. While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information available when made, and because of the uncertainty inherent in these matters, the actual results that we experience may differ materially from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis.

Certain prior year balances have been reclassified to conform to the current year's presentation.

Fiscal Reporting Periods

We report based on a 52 or 53-week fiscal year ending on the Saturday closest to December 31. Our fiscal 2025 was a 53-week year that ended on January 3, 2026. Our fiscal 2024 and 2023 were both 52-week years that ended on December 28, 2024 and December 30, 2023, respectively. Our fiscal 2026 will be a 52-week year and will end on January 2, 2027. All references to quarterly or annual financial results are references to the results for the relevant fiscal period.

Concentrations of Risk

Potential exposure to concentrations of risk may impact revenue, trade accounts receivable, cash and cash equivalents, and supply of wafers for our new products.

Sales to distributors have historically accounted for a significant portion of our total revenue. Certain of our largest distributors each account for more than 10% of our total revenue and our net accounts receivable. Revenue attributable to distributors as a percentage of total revenue is presented in the following table:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Distributor A	31%	33%	32%
Distributor B	38	31	21
Distributor C	4	11	11
Distributor D	—	4	13
Other distributors	11	10	10
Revenue attributable to distributors	84%	89%	87%

Certain of our distributors accounted for more than 10% of net accounts receivable at the dates presented. At January 3, 2026 and December 28, 2024, Distributor A accounted for approximately 28% and 36%, respectively, and Distributor B accounted for approximately 62% and 45%, respectively.

Concentration of credit risk with respect to trade accounts receivable is mitigated by our credit and collection process including active management of collections, credit limits, routine credit evaluations for essentially all customers, and secure transactions with letters of credit or advance payments where appropriate. We regularly review our allowance for doubtful accounts and the aging of our accounts receivable.

We limit our risk exposure related to cash and cash equivalents by placing our cash with high credit quality financial institutions. At times, such deposits may exceed Federal Deposit Insurance Corporation insurance limits. We have not experienced any losses on our deposits of cash and cash equivalents.

We rely on a limited number of foundries for our wafer purchases. We seek to mitigate the concentration of supply risk by establishing, maintaining, and managing multiple foundry relationships; however, certain of our products are sourced from a single foundry and changing from one foundry to another can have a significant cost, or create delays in production or shipments, among other factors.

Cash and Cash Equivalents

We consider all investments that are readily convertible into cash and that have original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits or money market accounts and are carried at cost, which approximates fair value.

Foreign Exchange and Translation of Foreign Currencies

While our revenues and the majority of our expenses are denominated in U.S. dollars, we also have international subsidiaries and branch operations that conduct some transactions in currencies that differ from the functional currency of that entity. Gains or losses from foreign exchange rate fluctuations on balances denominated in currencies that differ from the functional currencies are reflected in Other income (expense), net.

We translate accounts denominated in foreign currencies in accordance with ASC 830, "*Foreign Currency Matters*," using the current rate method under which asset and liability accounts are translated at the current rate, while stockholders' equity accounts are translated at the appropriate historical rates, and revenue and expense accounts are translated at average monthly exchange rates. Translation adjustments related to the consolidation of foreign subsidiary financial statements are reflected in Accumulated other comprehensive loss in Stockholders' equity (See our Consolidated Statements of Stockholders' Equity).

Revenue Recognition

Under the terms of ASC 606, *"Revenue from Contracts with Customers"*, we recognize revenue when we satisfy performance obligations as evidenced by the transfer of control of our products or services to customers. For sales to distributors, we have concluded that our contracts are with the distributor, rather than with the distributor's end customer, as we hold a contract bearing enforceable rights and obligations only with the distributor. Our revenue is derived primarily from sales of silicon-based products, with additional revenue from sales of silicon-enabling products. We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, we consider our promise to transfer each distinct product to be the identified performance obligations. Revenue for product sales is recognized at the time of product shipment, as determined by the agreed upon contract shipping terms.

Our Licensing and services revenue is comprised of revenue from our IP core licensing activity, patent monetization activities, design services, and royalty and adopter fee revenue from our standards activities. These activities are complementary to our product sales and help us to monetize our IP associated with our technology and standards. We consider licensing arrangements with our customers and agreements with the standards consortia of which we are a member to be the contract. For each contract, we consider the promise to deliver a license that grants the customer the right to use the IP, as well as any professional services provided under the contract, as distinct performance obligations. We recognize license revenue at the point in time that control of the license transfers to the customer, which is generally upon delivery, or as usage occurs.

We measure revenue based on the amount of consideration we expect to be entitled to in exchange for products or services. Variable consideration is estimated and reflected as an adjustment to the transaction price. We determine variable consideration, which consists primarily of various sales price concessions, by estimating the most likely amount of consideration we expect to receive from the customer based on an analysis of historical rebate claims over a period of time considered adequate to account for current pricing and business trends. Sales rebates earned by customers are offset against their receivable balances. Rebates earned by customers when they do not have outstanding receivable balances are recorded within Accrued liabilities. Revenue related to licensing and services, which includes HDMI and MHL standards revenue, as well as certain IP licenses, includes variable consideration in the form of usage-based royalties.

We generally provide an assurance warranty that our products will substantially conform to the published specifications for twelve months from the date of shipment. In some cases, the warranty period may be longer than twelve months. We do not separately price or sell the assurance warranty. Our liability is limited to either a credit equal to the purchase price or replacement of the defective part. Under the practical expedient provided by ASC 340, we generally expense sales commissions when incurred because the amortization period would be less than one year. We record these costs within Selling, general, and administrative expenses. Substantially all of our performance obligations are satisfied within twelve months.

Inventories and Cost of Revenue

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or net realizable value. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual costs. The valuation of inventory requires us to estimate excess or obsolete inventory. Material assumptions we use to estimate necessary inventory carrying value adjustments can be unique to each product and are based on specific facts and circumstances. In determining provisions for excess or obsolete products, we consider assumptions such as changes in business and economic conditions, projected customer demand for our products, and changes in technology or customer requirements. The creation of such provisions results in a write-down of inventory to net realizable value and a charge to Cost of revenue. Lower of cost or net realizable value is based on assumptions such as recent historical sales activity and selling prices, as well as estimates of future sales activity and selling prices. Shipping and handling costs are included in Cost of revenue in our Consolidated Statements of Operations.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, generally three to seven years for equipment and software, and one to five years for tooling. Leasehold improvements are amortized over the shorter of the non-cancellable lease term or the estimated useful life of the assets. We capitalize costs for the fabrication of masks used by our foundry partners to manufacture our products. The capitalized mask costs begin depreciating to Cost of revenue once the products go into production, and depreciation is straight-lined over a three-year period, which is the expected useful life of the mask. Upon disposal of property and equipment, the accounts are relieved of the costs and related accumulated depreciation and amortization, and resulting gains or losses are reflected in the Consolidated Statements of Operations for recognized gains and losses. Repair and maintenance costs are expensed as incurred.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting, under which we allocate the purchase price paid for a company to identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Goodwill is measured as the excess of purchase price over the fair value of identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable tangible and intangible assets acquired and liabilities assumed requires management to make assumptions, estimates, and judgments that are based on all available information, including comparable market data and information obtained from our management and the management of the acquired companies. The estimation of the fair values of the intangible assets requires significant judgment and the use of valuation techniques including primarily the income approach. Consideration is given to all relevant factors that might affect the fair value such as estimates of future revenues and costs, present value factors, and the estimated useful lives of intangible assets. We expense acquisition-related costs in the period incurred.

Impairment of Long-Lived Assets

Long-lived assets, which consist primarily of property and equipment, amortizable intangible assets, and right-of-use assets, are carried on our financial statements based on their cost less accumulated depreciation or amortization. We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset group; (ii) actual third-party valuations; and/or (iii) information available regarding the current market for similar asset groups. If the fair value of the asset group is determined to be less than the carrying amount of the asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs and is included in our Consolidated Statements of Operations. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

Valuation of Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized, but is instead tested for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. When evaluating whether goodwill is impaired, we make a qualitative assessment to determine if it is more likely than not that the reporting unit's fair value is less than the carrying amount. If the qualitative assessment determines that it is more likely than not that the fair value is less than the carrying amount, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, then goodwill impairment exists for the reporting unit. The impairment loss, if any, is recognized for the amount by which the carrying value exceeds the fair value. If the fair value of the reporting unit exceeds its carrying value, no further impairment analysis is needed. For purposes of testing goodwill for impairment, we currently operate as a single reporting unit.

Leases

We account for leases under the terms of ASC 842, "*Leases*," which requires lessees to record assets and liabilities on the balance sheet for all leases with terms longer than 12 months. Under this guidance, we apply the practical expedient to not separate lease and non-lease components for all asset classes.

Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the commencement date of the lease based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we determine the present value of lease payments using an incremental borrowing rate based on information from our commercial bank for an equivalent borrowing and term in the respective region as of the lease commencement date. At inception, we determine if an arrangement is a lease, if it includes options to extend or terminate the lease, and if it is reasonably certain that we will exercise the options. Lease cost, representing lease payments over the term of the lease and any capitalizable direct costs less any incentives received, is recognized on a straight-line basis over the lease term as lease expense. We have operating leases for corporate offices, sales offices, research and development facilities, storage facilities, and a data center.

The exercise of lease renewal options is at our sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and lease payment obligation, respectively. For our leases that contain variable lease payments, residual value guarantees, or restrictive covenants, we have concluded that these inputs are not significant to the determination of the ROU asset and lease liability.

Research and Development

Research and development expenses include costs for compensation and benefits, engineering wafers, depreciation and amortization, licenses and masks, and outside engineering services. These expenditures are for the design of new products, intellectual property cores, processes, packaging, and software solutions. Research and development costs are generally expensed as incurred, with certain licensed technology agreements capitalized as intangible assets and amortized to Research and development expense over their estimated useful lives.

Restructuring

Expenses associated with exit or disposal activities are recognized when incurred under ASC 420, "*Exit or Disposal Cost Obligations*," for everything except severance expenses and vacated leased facilities. Because we have a history of paying severance benefits, the cost of severance benefits associated with a restructuring plan is recorded when such costs are probable and the amount can be reasonably estimated in accordance with ASC 712, "*Compensation - Nonretirement Postemployment Benefits*." When leased facilities are vacated, the amount of any ROU asset impairment is calculated in accordance with ASC 360, "*Property, Plant, and Equipment*" and recorded as a part of Restructuring. Expenses from other exit or disposal activities, including the cancellation of software contracts and engineering tools or the abandonment of long-lived assets, are recorded as a part of Restructuring.

Accounting for Income Taxes

We are required to estimate our provision for income taxes and amounts ultimately payable or recoverable in numerous tax jurisdictions around the world. These estimates involve significant judgment and interpretations of regulations and are inherently complex. Resolution of income tax treatments in individual jurisdictions may not be known for many years after completion of the applicable year. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more-likely-than-not to be recoverable against future taxable income. The determination of a valuation allowance and when it should be released requires complex judgment.

In assessing the ability to realize deferred tax assets, we evaluate both positive and negative evidence that may exist and consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Any adjustment to the net deferred tax asset valuation allowance is recorded in the Consolidated Statements of Operations for the period that the adjustment is determined to be required.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Our tax filings, however, are subject to audit by the relevant tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases as well as any interest or penalties are recorded as income tax expense or benefit in the Consolidated Statements of Operations. We recognize the tax impact of including certain foreign earnings in U.S. taxable income as a period cost.

Stock-Based Compensation

We estimate the fair value of stock-based awards consistent with the provisions of ASC 718, "*Compensation - Stock Compensation*" and recognize stock-based compensation expense on a straight-line basis over the requisite service period, with forfeitures accounted for as they occur. We value restricted stock units ("RSUs") restricted stock awards ("RSAs") using the closing market price on the date of grant, and we value our employee stock purchase plan ("ESPP") using the Black-Scholes option pricing model. We have also granted RSUs with a market condition or a performance condition to certain executives. The terms of these grants, including achievement criteria and vesting schedules, are detailed under the heading "Market-Based and Performance-Based Awards — Grants" in Note 10 - Stock-Based Compensation Plans. Our current practice is to issue new shares to satisfy ESPP purchases. For RSUs, we issue new shares when awards vest and withhold a portion of these shares on behalf of employees to satisfy the minimum statutory tax withholding requirements.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This new guidance requires public entities to provide disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of income statement. The ASU may be applied prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of adoption of this new guidance on our consolidated financial statements disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. This ASU is intended to simplify the recognition and disclosure guidance related to capitalized internal-use software costs by removing all references to software development project stages and introducing a more judgment-based framework. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and for interim periods within those fiscal years, with early adoption permitted as of the beginning of a fiscal year. This standard may be applied prospectively, retrospectively, or via a modified prospective transition method. We are currently evaluating the impact of adoption of this new guidance on our consolidated financial statements and disclosures.

Note 2 - Net Income Per Share

We compute basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We compute diluted earnings per share based on the weighted average number of shares of common stock outstanding plus potentially dilutive shares of common stock outstanding during the period, if applicable. Potentially dilutive shares of common stock from employee equity incentive plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options, the assumed vesting of outstanding RSUs and RSAs, and the assumed issuance of common stock under the stock purchase plan.

Our calculation of potentially dilutive shares includes the number of shares from our equity awards with market conditions or performance conditions that would be issuable under the terms of such awards at the end of the reporting period. For equity awards with a market condition, the number of shares included in the diluted share count as of the end of each period presented is determined by measuring the achievement of the market condition as of the end of the respective reporting periods. For equity awards with a performance condition, the number of shares that qualified for vesting as of the end of each period presented are included in the diluted share count when the condition for their issuance was satisfied by the end of the respective reporting periods. See "Note 10 - Stock-Based Compensation Plans" to our consolidated financial statements for further discussion of our equity awards with market conditions or performance conditions.

A summary of basic and diluted Net income per share is presented in the following table:

	Year Ended		
(In thousands, except per share data)	January 3, 2026	December 28, 2024	December 30, 2023
Net income	$ 3,084	$ 61,131	$ 259,061
Shares used in basic Net income per share	137,091	137,623	137,694
Dilutive effect of employee equity incentive awards	1,147	699	2,096
Shares used in diluted Net income per share	138,238	138,322	139,790
Basic Net income per share	$ 0.02	$ 0.44	$ 1.88
Diluted Net income per share	$ 0.02	$ 0.44	$ 1.85

The computation of diluted Net income per share excludes the effects of employee equity incentive plans that are antidilutive, aggregating to approximately 0.7 million, 1.0 million, and 0.4 million, respectively, in fiscal 2025, 2024, and 2023.

Note 3 - Revenue from Contracts with Customers

Disaggregation of Revenue

The following tables provide information about revenue from contracts with customers disaggregated by channel and by geographical market. Revenue is attributed to geographic regions based on the ship-to location of the customer. The Greater China geography includes revenue associated with shipments to both Hong Kong and mainland China. Products shipped to Hong Kong may subsequently be transferred to mainland China or other destinations, and products shipped to mainland China may similarly move through intermediary locations

	Year Ended					
Revenue by Channel	January 3, 2026		December 28, 2024		December 30, 2023	
(In thousands)						
Distributors	$ 438,455	84%	$ 455,160	89%	$ 644,181	87%
Direct	84,807	16%	54,241	11%	92,973	13%
Total revenue	$ 523,262	100%	$ 509,401	100%	$ 737,154	100%
Revenue by Geographical Market						
(In thousands)						
Greater China	$ 273,246	52%	$ 206,380	40%	239,192	32%
Japan	28,602	6%	81,043	16%	110,403	15%
Other Asia	51,851	10%	45,324	9%	94,170	13%
Asia	353,699	68%	332,747	65%	443,765	60%
Americas	102,758	19%	101,217	20%	145,839	20%
Europe	66,805	13%	75,437	15%	147,550	20%
Total revenue	$ 523,262	100%	$ 509,401	100%	$ 737,154	100%

Contract Balances

Our contract assets relate primarily to our rights to consideration for licenses and royalties due to us as a member of the HDMI Founders consortium. The balance results primarily from the amount of estimated revenue related to HDMI that we have recognized to date, but which has not yet been distributed to us by the HDMI licensing agent. Contract assets are recorded in Prepaid expenses and other current assets in our Consolidated Balance Sheets.

The following table summarizes activity during the periods presented:

(In thousands)		
Contract assets as of December 30, 2023	$	11,194
Revenues recorded during the period		14,408
Transferred to Accounts receivable or collected		(7,724)
Contract assets as of December 28, 2024	$	17,878
Revenues recorded during the period		25,854
Transferred to Accounts receivable or collected		(36,063)
Contract assets as of January 3, 2026	$	7,669

Contract liabilities are included in Accrued liabilities on our Consolidated Balance Sheets. The following table summarizes activity during the periods presented:

(In thousands)		
Contract liabilities as of December 30, 2023	$	5,304
Unperformed performance obligations		6,945
Accruals for estimated future stock rotation and scrap returns		13,051
Less: Release of accruals for recognized stock rotation and scrap returns		(14,118)
Contract liabilities as of December 28, 2024	$	11,182
Revenue recognized from satisfied performance obligations		(6,945)
Accruals for estimated future stock rotation and scrap returns		6,131
Less: Release of accruals for recognized stock rotation and scrap returns		(6,362)
Contract liabilities as of January 3, 2026	$	4,006

Note 4 - Balance Sheet Components

Accounts Receivable

Accounts receivable do not bear interest and are shown net of an allowance for expected lifetime credit losses, which reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine this allowance through an assessment of known troubled accounts, analysis of our accounts receivable aging, historical experience, expectations for future economic conditions, management judgment, and other available evidence.

(In thousands)	January 3, 2026		December 28, 2024	
Accounts receivable	$	102,277	$	81,060
Less: Allowance for credit losses		—		—
Accounts receivable, net	$	102,277	$	81,060

We had no material bad debt expense in fiscal 2025, 2024, or 2023.

Inventories

(In thousands)	January 3, 2026		December 28, 2024	
Work in progress	$	69,031	$	82,273
Finished goods		20,171		21,137
Total inventories, net	$	89,202	$	103,410

Accrued Liabilities

Included in Accrued liabilities in the Consolidated Balance Sheets are the following balances:

(In thousands)	January 3, 2026		December 28, 2024	
Current portion of liability for non-cancellable contracts	$	13,296	$	13,534
Contract liabilities		4,006		11,182
Liability for expiring production materials		1,714		7,019
Current portion of operating lease liabilities		5,980		5,818
Other accrued liabilities		5,598		8,085
Total accrued liabilities	$	30,594	$	45,638

Other Long-Term Liabilities

Included in Other long-term liabilities in the Consolidated Balance Sheets are the following balances:

(In thousands)	January 3, 2026		December 28, 2024	
Long-term portion of liability for non-cancellable contracts	$	8,962	$	16,022
Other long-term liabilities		6,304		7,894
Total other long-term liabilities	$	15,266	$	23,916

Note 5 - Property and Equipment

(In thousands)	January 3, 2026		December 28, 2024	
Production equipment and software	$	186,653	$	161,525
Leasehold improvements		12,190		15,387
Office furniture and equipment		1,843		1,977
		200,686		178,889
Accumulated depreciation and amortization		(123,654)		(125,901)
Total property and equipment, net	$	77,032	$	52,988

For fiscal years 2025, 2024, and 2023 depreciation and amortization expense for property and equipment was $19.9 million, $19.3 million, and $17.3 million, respectively.

Property and Equipment – Geographic Information

Our Property and equipment, net by country at the end of each period was as follows:

(In thousands)	January 3, 2026		December 28, 2024	
United States	$	40,338	$	26,578
Taiwan		11,524		11,234
Philippines		6,544		6,086
India		11,825		2,165
China		2,552		2,504
Other		4,249		4,421
Total foreign property and equipment, net		36,694		26,410
Total property and equipment, net	$	77,032	$	52,988

Note 6 - Intangible Assets and Goodwill

In connection with our previous acquisitions, we have recorded identifiable intangible assets related to existing technology, customer relationships, and trade name / trademarks. We amortize the intangible assets using the straight-line method over their estimated useful lives. Additionally, we have entered into license agreements for third-party technology and recorded them as intangible assets. These licenses are being amortized to Research and development expense over their estimated useful lives. No impairment charges relating to acquired intangible assets were recorded for fiscal 2025 or 2023. In fiscal 2024, we recorded an impairment charge of $13.9 million relating to acquired intangible assets.

The following tables summarize the details of our Intangible assets, net as of January 3, 2026 and December 28, 2024:

	January 3, 2026			
(In thousands)	Weighted Average Amortization Period (in years)	Gross	Accumulated Amortization	Intangible assets, net
Existing technology	7.0	$ 125,037	$ (124,539)	$ 498
Customer relationships	—	32,734	(32,734)	—
Trade name / trademarks	—	1,500	(1,500)	—
Licensed technology	5.0	10,618	(6,973)	3,645
Total identified intangible assets		$ 169,889	$ (165,746)	$ 4,143

	December 28, 2024			
(In thousands)	Weighted Average Amortization Period (in years)	Gross	Accumulated Amortization	Intangible assets, net
Existing technology	—	$ 124,487	$ (124,487)	$ —
Customer relationships	—	32,734	(32,734)	—
Trade name / trademarks	—	1,500	(1,500)	—
Licensed technology	5.4	9,366	(4,779)	4,587
Total identified intangible assets		$ 168,087	$ (163,500)	$ 4,587

We recorded amortization expense related to intangible assets on the Consolidated Statements of Operations as presented in the following table:

	Year Ended		
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023
Research and development	$ 2,194	$ 1,218	$ 1,074
Amortization of acquired intangible assets	52	3,479	3,478
	$ 2,246	$ 4,697	$ 4,552

The annual expected amortization expense related to intangible assets is as follows:

Fiscal year	(In thousands)
2026	$ 2,232
2027	1,456
2028	193
2029	79
2030	79
Thereafter	104
Total	$ 4,143

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. The goodwill balance at January 3, 2026 is comprised of approximately $315.4 million from prior acquisitions. No impairment charges relating to goodwill were recorded for fiscal 2025, 2024, or 2023.

Note 7 - Long-Term Debt

On September 1, 2022, we entered into an Amended and Restated Credit Agreement (the "2022 Credit Agreement"), which provides for a five-year secured revolving loan facility with an aggregate principal amount of up to $350 million. We have a zero drawn balance on this facility and, effective December 10, 2025, we deliberately reduced the aggregate available principal amount from up to $350 million to up to $200 million. This reduction lowered our carrying costs. We intend to use the revolving loan facility for working capital and general corporate purposes as appropriate.

At our option, the revolving loans accrue interest at a per annum rate based on ranges determined by our consolidated total leverage ratio of either (i) the base rate (as defined in the 2022 Credit Agreement) plus a margin ranging from 0.25% to 1.00%, or (ii) the adjusted Term Secured Overnight Financing Rate ("SOFR") for interest periods of 1, 3 or 6 months plus a margin ranging from 1.25% to 2.00%. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of an interest period (or at each three-month interval in the case of loans with interest periods greater than three months) in the case of loans bearing interest at the adjusted Term SOFR. In addition, we pay a quarterly commitment fee of 0.20% on the unused portion of the revolving facility.

The revolving loans under the 2022 Credit Agreement may be repaid and reborrowed at our discretion, with any remaining outstanding principal amount due and payable on the maturity date of the revolving loan on September 1, 2027. At January 3, 2026 and December 28, 2024, we had no borrowings outstanding under the 2022 Credit Agreement.

Interest expense related to our long-term debt is included in Interest expense on our Consolidated Statements of Operations as follows:

| | Year Ended | | |
| | January 3, 2026 | December 28, 2024 | December 30, 2023 |
(In thousands)			
Contractual interest	$ —	$ —	$ 2,701
Amortization of original issuance discount and debt costs	264	266	266
Total interest expense related to long-term debt	$ 264	$ 266	$ 2,967

Note 8 - Restructuring

In the third quarter of 2024, our management commenced an internal restructuring plan ("the Q3 2024 Plan"), which includes a global workforce reduction. Under this plan, we incurred restructuring costs of approximately $3.4 million and $7.6 million, respectively, in fiscal 2025 and 2024. Under this plan, approximately $11.0 million of total costs have been incurred through January 3, 2026. The Q3 2024 Plan is expected to be largely complete by the end of the first quarter of fiscal year 2026.

In the third quarter of 2023, our management approved and executed an internal restructuring plan (the "Q3 2023 Plan"), which included a targeted workforce reduction intended to reorganize critical roles and focus skillsets in key growth markets.
We incurred no restructuring costs during fiscal 2025, and incurred restructuring costs of approximately $5.3 million and $2.0 million, respectively, in fiscal 2024 and 2023. Under this plan, approximately $7.3 million of total costs have been incurred through January 3, 2026. All actions planned under the Q3 2023 plan have been implemented.

Other restructuring activity in the periods presented consisted of expense adjustments on previous plans. Costs and adjustments on restructuring plans are recorded to Restructuring and other on our Consolidated Statements of Operations. The restructuring accrual balance is presented in Accrued liabilities and in Other long-term liabilities on our Consolidated Balance Sheets.

The following table displays the activity related to our restructuring plans:

(In thousands)	Severance & Related		Lease Termination & Fixed Assets		Other (1)		Total	
Accrued Restructuring at December 31, 2022	$	400	$	5,892	$	640	$	6,932
Restructuring		1,848		56		4		1,908
Costs paid or otherwise settled		(758)		(1,440)		(24)		(2,222)
Accrued Restructuring at December 30, 2023	$	1,490	$	4,508	$	620	$	6,618
Restructuring		12,896		15		(620)		12,291
Costs paid or otherwise settled		(12,481)		(1,559)		—		(14,040)
Accrued Restructuring at December 28, 2024	$	1,905	$	2,964	$	—	$	4,869
Restructuring		3,438		50		—		3,488
Costs paid or otherwise settled		(4,387)		(3,014)		—		(7,401)
Accrued Restructuring at January 3, 2026	$	956	$	—	$	—	$	956

(1) Includes termination fees on the cancellation of certain contracts

Note 9 - Leases

We have operating leases for corporate offices, sales offices, research and development facilities, storage facilities, and a data center, all of which are leased under operating leases that expire at various times through 2035. Our leases have remaining lease terms of less than 1 year to 10 years, some of which include options to extend for up to 5 years, and some of which include options to terminate within 1 year. The weighted-average remaining lease term was 6.4 years and the weighted-average discount rate was 4.9% as of January 3, 2026. We recorded fixed operating lease expense of $8.1 million, $8.5 million, and $7.8 million, respectively, for fiscal 2025, 2024, and 2023.

The following table presents the lease balance classifications within the Consolidated Balance Sheets and summarizes their activity during fiscal 2025:

Operating lease right-of-use assets	*(In thousands)*	
Balance as of December 28, 2024	$	13,870
Right-of-use assets obtained for new or renewed lease contracts during the period		32,548
Amortization of right-of-use assets during the period		(6,834)
Adjustments for present value and foreign currency effects		(125)
Balance as of January 3, 2026	$	39,459

Operating lease liabilities	*(In thousands)*	
Balance as of December 28, 2024	$	15,251
Lease liabilities accrued for new or renewed lease contracts during the period		32,548
Lease liability for renewed lease on facility restructured prior to adoption of ASC 842		1,547
Accretion of lease liabilities		1,250
Operating cash used for payments on lease liabilities		(8,330)
Adjustments for present value and foreign currency effects		(159)
Balance as of January 3, 2026		42,107
Less: Current portion of operating lease liabilities (included in Accrued liabilities)		(5,980)
Long-term operating lease liabilities, net of current portion	$	36,127

Maturities of operating lease liabilities as of January 3, 2026 are as follows:

Fiscal year		(In thousands)
2026	$	7,798
2027		8,570
2028		7,821
2029		5,424
2030		5,457
Thereafter		14,718
Total lease payments		49,788
Less: amount representing interest		(7,681)
Total lease liabilities	$	42,107

Note 10 - Stock-Based Compensation Plans

Employee and Director Restricted Stock and ESPP Plans

As of January 3, 2026, we have three active equity incentive plans, including the "2023 Equity Incentive Plan" and the "2011 Non-Employee Director Equity Incentive Plan", under which shares remain available for grants to employees and non-employee directors, respectively. We also have the "2025 Inducement Equity Plan", under which shares will be available for grants to new hire employees. Restricted stock unit ("RSU"), and restricted stock award ("RSA") grants are part of our equity compensation practices for employees who receive equity grants. RSUs and RSAs generally vest quarterly over a four-year period beginning on the grant date.

We also maintain the 2012 Employee Stock Purchase Plan ("2012 ESPP"), pursuant to which eligible employees may contribute through payroll deductions up to 10% of base compensation, subject to certain income limits, to purchase shares of our common stock. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month offering period or 85% of the fair market value at the end of such period. We have treated the 2012 ESPP as a compensatory plan. At January 3, 2026, a total of 0.7 million shares of our common stock were available for future purchases under the 2012 ESPP.

At January 3, 2026, a total of 4.9 million shares of our common stock were available for future grants under the 2023 Equity Incentive Plan and the 2011 Non-Employee Director Equity Incentive Plan. At the same date, 1.3 million shares were available for issuance under the 2025 Inducement Equity Plan, which is a standalone, non-shareholder-approved plan that may be used only for inducement awards to new hires. The 2023 Equity Incentive Plan, 2011 Non-Employee Director Equity Incentive Plan, and the 2025 Inducement Equity Plan do not have any fungible share-counting provisions. Shares subject to performance-based restricted stock units that are not delivered due to failure to meet the maximum payout threshold generally become available for re-issuance under the applicable equity incentive plans.

Stock-Based Compensation Expense

Total stock-based compensation expense included in our Consolidated Statements of Operations is presented in the following table:

	Year Ended					
(In thousands)	January 3, 2026		December 28, 2024		December 30, 2023	
Cost of revenue	$	5,363	$	2,731	$	4,506
Research and development		49,873		29,033		27,782
Selling, general, and administrative		60,377		21,221		37,909
Total stock-based compensation	$	115,613	$	52,985	$	70,197

The income tax benefit related to total stock-based compensation expense was $8.5 million, $6.3 million, and $7.6 million, respectively, for fiscal 2025, 2024, and 2023, which is reflected in Income tax expense (benefit) in the Consolidated Statements of Operations. There was no income tax benefit related to awards vested during 2025 due to shortfalls (actual tax deductions were lower than the U.S. GAAP compensation cost). The income tax benefit related to awards vested or exercised during fiscal 2024 and 2023, respectively, was $1.7 million and $10.4 million. These amounts do not include the indirect effects of stock-based compensation, which primarily relate to the R&D tax credit.

Employee Stock Purchase Plan

The fair values of the shares expected to be issued under the employee stock purchase plan were estimated using the Black-Scholes valuation model and the assumptions noted in the following table. The expected volatility of ESPP shares is based on the daily historical volatility of our stock price, measured over the ESPP purchase period. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term closest to the expected term of the offering period. Dividend yield has no valuation impact, as we have not paid any cash dividends since inception and do not intend to pay any cash dividends in the foreseeable future.

The following table summarizes the assumptions used in the valuation of ESPP compensation for the periods presented:

	Year Ended		
Employee Stock Purchase Plan	**January 3, 2026**	**December 28, 2024**	**December 30, 2023**
Weighted average expected volatility	41.6%	52.6%	48.2%
Weighted average risk-free interest rate	3.95%	4.88%	5.37%
Expected term (in months)	6	6	6

The weighted average fair values for the ESPP, calculated using the Black-Scholes option pricing model with the noted assumptions for the ESPP, were $18.30, $15.50, and $24.38 for fiscal years 2025, 2024, and 2023, respectively.

Compensation expense for the ESPP is recognized using the straight-line method. We recorded stock-based compensation expense related to the ESPP of approximately $2.3 million, $1.8 million, and $2.2 million in fiscal 2025, 2024, and 2023, respectively.

Time-Based Restricted Stock Unit Awards and Restricted Stock Awards

The following table summarizes the activity for our time-based RSUs and RSAs for the year ended January 3, 2026:

(Shares in thousands)	Shares	Weighted average grant date fair value
Balance, December 28, 2024	2,692	$ 63.78
Granted	1,841	51.54
Vested	(982)	64.55
Forfeited or expired	(296)	62.92
Balance, January 3, 2026	3,255	$ 56.71

At January 3, 2026, there was $162.9 million of unrecognized compensation expense related to unvested time-based RSUs and RSAs. Compensation expense for RSUs and RSAs is recognized using the straight-line method over the related vesting period. In fiscal 2025, 2024, and 2023, we recorded stock-based compensation expense related to time-based RSUs and RSAs of approximately $70.2 million, $51.8 million, and $41.5 million, respectively.

Market-Based and Performance-Based Awards

In 2023 through 2025, we granted awards of RSUs with either a market condition or a performance condition to certain executives.

Market-Based and Performance-Based Awards — Grants

In fiscal 2025, 2024, and 2023, we granted awards of RSUs with a market condition to certain executives. Under the terms of these grants, the RSUs with a market condition vest over a three-year period based on the Company's total shareholder return ("TSR") relative to the Russell 3000 index, which condition is measured for the grants on either the third anniversary of the grant date, or equally on the first, second, and third anniversary of the grant date, depending on the executive. The awards may vest at 250% or 200%, depending on the executive, if the 75th percentile of the market condition is achieved, with 100% of the units vesting at the 55th percentile, zero vesting if relative TSR is below the 25th percentile, and vesting scaling for achievement between the 25th and 75th percentile.

In fiscal 2025, we also granted awards of RSUs with a performance condition to certain executives. Under the terms of these grants, the RSUs with a performance condition will vest if the Company achieves year-over-year revenue growth in excess of the Gartner Non-Memory Semiconductor Revenue Growth benchmark, and the number of shares that vest will scale based on achievement of year-over-year revenue growth compared to certain targets, with maximum vesting up to 250%.

During fiscal 2025, the Compensation Committee of the Board of Directors approved a modification to the performance condition periods and vesting criteria associated with these revenue growth performance awards and similar awards that were granted to certain executives in fiscal 2024 to align the awards with the Company's growth strategy. The modification extended the beginning and end dates of each measurement period by one year, such that the performance condition will be measured annually after each fiscal year-end for one-fourth of the grants with the first measurement period beginning in fiscal 2026 and the last measurement period ending at the end of fiscal 2029. Additionally, the awards were modified such that the measurement and vesting for each tranche will occur on the later of the filing date of the Company's Annual Report on Form 10-K for the applicable measurement period, or the date the Gartner Non-Memory Semiconductor Revenue Growth benchmark is published. Vesting of these awards occurs approximately 4 months after the end of each measurement period. All other terms of the modified awards including the size of the awards and performance criteria remain the same. This modification had no material impact on stock-based compensation expense upon adoption.

Also during fiscal 2025, we granted additional awards of RSUs with a performance condition to the majority of our employee population. Under the terms of these grants, the RSUs with a performance condition will vest if the Company achieves year-over-year revenue growth targets, and the number of shares vested will scale for achievement of year-over-year revenue growth compared to certain targets, with maximum vesting up to 200% depending on the employee's level. The performance condition will be measured annually after each fiscal year-end for one-half of the grants with the first measurement period beginning in fiscal 2026 and the last measurement period ending at the end of fiscal 2027. Vesting of these awards occurs approximately 4 months after the end of each measurement period.

In fiscal 2024, we also granted awards of RSUs with a performance condition to certain executives. Under the terms of these grants, the RSUs with a performance condition will vest if the Company achieves year-over-year revenue growth in excess of an industry benchmark, and the number of shares vested will scale for achievement of year-over-year revenue growth compared to certain targets, with maximum vesting up to 250%. The performance condition will be measured annually after each fiscal year-end for one-fourth of the grants beginning in fiscal 2025 through the end of fiscal 2028. Vesting of these awards occurs 13 months after the end of each measurement period and the entire award cannot be fully earned until five and a half years from grant date.

In fiscal 2024, we also granted awards of RSUs with a market condition to our new chief executive officer with vesting tied to the Company's stock price appreciation. The number of shares that become eligible to vest can range from 25% to 250% of the target number of shares, based on the Company's stock price growth over the 6-year service period, which ranges from 25% to 200% stock price growth calculated based on the simple average of the closing Company share price for the trailing 60 trading days up to and including the measurement date. No vesting occurs for stock price growth below 25%. Vesting will occur annually after 3 years for a portion of the vesting eligible RSUs.

Market-Based and Performance-Based Awards — Vesting

During fiscal 2025, the market condition for awards granted to certain executives in previous years exceeded the 55th percentile of their TSR condition, and these awards vested at 134%. Also during 2025, the third tranche of awards granted in fiscal 2021 and 2022 with a year-over-year revenue growth performance condition vested at the 116.3% level of achievement, based on the Company's year-over-year revenue growth performance as of December 30, 2023. For the fourth tranche of these awards, the Company did not meet the year-over-year revenue growth performance criteria as of December 28, 2024.

During fiscal 2024, the market condition for the majority of awards granted to certain executives in previous years exceeded the 75th percentile of their TSR condition, and these awards vested at 250% or 200%, as applicable for the respective executive. One award achieved the 54th percentile of its TSR condition and vested at approximately 97%, while one award did not meet its minimum TSR threshold for vesting. Also during 2024, the second tranche of awards granted in fiscal 2021 and 2022 with a year-over-year revenue growth performance condition vested at the 200% level of achievement, as the Company met the maximum year-over-year revenue growth performance criteria as of December 31, 2022, and the 13-month vesting period had been met. For the third tranche of these awards, the Company met the year-over-year revenue growth performance criteria at the 116.3% level of achievement as of December 30, 2023.

During fiscal 2023, the market condition for awards granted to certain executives in previous years exceeded the 75th percentile of their TSR condition, and applicable tranches of these awards vested at 250% or 200% for the respective executives. Also during 2023, the first tranche of awards granted in fiscal 2021 with a year-over-year revenue growth performance condition vested at the 200% level of achievement, as the Company met the maximum year-over-year revenue growth performance criteria as of January 1, 2022, and the 13-month vesting period had been met.

Market-Based and Performance-Based Awards — Compensation Expense

For our awards with a market condition or a performance condition, we incurred stock compensation expense in fiscal 2025 of approximately $43.1 million. In fiscal 2024, we recorded benefits from forfeitures of approximately $29.0 million due to executive departures, partially offset by stock compensation expense of approximately $28.4 million. In fiscal 2023, we incurred stock-based compensation expense of approximately $26.4 million. These amounts are recorded as components of total stock-based compensation. At January 3, 2026, there was $66.2 million of unrecognized compensation expense related to unvested RSUs with a market condition or a performance condition. Awards with a market condition were valued using Monte Carlo simulation models.

The following table summarizes the assumptions used at the grant date in the valuation of RSUs with a market condition:

| | Year Ended | | |
	January 3, 2026	December 28, 2024	December 30, 2023
Executive RSUs with a market condition			
Weighted average expected volatility	52.75% to 53.01%	51.04% to 53.96%	50.97% to 54.31%
Weighted average risk-free interest rate	3.95% to 4.25%	3.39% to 4.53%	4.28% to 4.59%
Expected term (years)	3	3 to 6	3

The valuation of RSUs with a performance condition is based on the closing market price on the date of grant.

The following table summarizes the activity for our awards with a market condition or performance condition:

(Shares in thousands)	Shares	Weighted average grant date fair value
Balance, December 28, 2024	1,593	$ 62.24
Granted	833	60.32
Effect of vesting multiplier	19	
Vested	(101)	75.87
Canceled	(229)	72.66
Balance, January 3, 2026	2,115	$ 59.69

Note 11 - Common Stock Repurchase Program

On December 9, 2024, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to $100 million of outstanding common stock could be repurchased from time to time (the "2025 Repurchase Program"). The duration of the 2025 Repurchase Program was through December 31, 2025. During the fourth quarter of fiscal 2025, we repurchased 217,506 shares for $14.1 million, or an average price paid per share of $65.03. All repurchases were open market transactions funded from available working capital. All shares repurchased pursuant to the 2025 Repurchase Program were retired upon settlement. We repurchased a total of 1,763,053 shares for $100.0 million, or an average price paid per share of $56.72, during fiscal year 2025.

On December 5, 2025, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to an additional $250 million of outstanding common stock could be repurchased from time to time (the "2026 Repurchase Program"). The 2026 Repurchase Program has no termination date and may be suspended or discontinued at any time. No shares were repurchased under the 2026 Repurchase Program during the fourth quarter of fiscal 2025.

Note 12 - Income Taxes

We are subject to federal and state income tax as well as income tax in the various foreign jurisdictions in which we operate.

The domestic and foreign components of Income before income taxes were as follows:

| | Year Ended | | |
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023
Domestic	$ (1,792)	$ 2,595	$ 55,069
Foreign	15,169	33,634	159,787
Income before taxes	$ 13,377	$ 36,229	$ 214,856

The components of Income tax expense (benefit) are as follows:

| | Year Ended | | |
	January 3, 2026	December 28, 2024	December 30, 2023
(In thousands)			
Current:			
Federal	$ 2,317	$ (15,866)	$ 10,331
State	(10)	460	1,059
Foreign	2,799	2,573	3,019
	5,106	(12,833)	14,409
Deferred:			
Federal	4,912	(7,530)	(56,323)
State	—	—	—
Foreign	275	(4,539)	(2,291)
	5,187	(12,069)	(58,614)
Income tax expense (benefit)	$ 10,293	$ (24,902)	$ (44,205)

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) Improvements to Income Tax Disclosures*, which require greater disaggregation of income tax disclosures around the effective rate reconciliation. The guidance in this update is effective for fiscal years beginning after December 15, 2024, and the Company adopted it prospectively for the year ended January 3, 2026. Income tax expense (benefit) for the year ended January 3, 2026 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

| | Year Ended January 3, 2026 | |
	Amount	%
(In thousands)		
U.S Federal Statutory Tax Rate	$ 2,809	21.0
State Income Taxes, Net of Federal Benefit*	(4)	—
Foreign Tax Effects		
Bermuda		
Statutory tax rate difference between Bermuda and United States	(360)	(2.7)
Taiwan		
Withholding tax	1,239	9.3
Canada		
Research and Development tax credits	(226)	(1.7)
Stock-based payment awards	683	5.1
Other	(142)	(1.1)
Other	570	4.1
Effects of Changes in Tax Law	—	—
Nontaxable or Nondeductible Items		
Stock-based compensation	15,271	114.2
Other	132	1.0
Effects of Cross Border Tax Effects		
Global Intangible low-taxed income	(196)	(1.5)
Foreign-Derived Intangible Income	(2,243)	(16.8)
Subpart F Income	1,027	7.7
Tax Credits		
R&D Credits	(2,400)	(17.9)
Foreign Tax Credits	(7,180)	(53.7)
Change in Valuation Allowance	627	4.7
Changes in Unrecognized Tax Benefits	(6)	—
Other	692	5.2
Effective Tax Rate	$ 10,293	76.9

*State taxes in Oregon made up the majority (greater than 50 percent) of the tax effect in this category.

The increase in provision for income taxes in fiscal year 2025 compared to fiscal year 2024 was primarily due to nondeductible stock compensation and the recognition of uncertain tax benefits in the previous year.

As previously disclosed for the years ended December 28, 2024 and December 30, 2023, prior to the adoption of ASU 2023-09, income tax expense (benefit) differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	Year Ended	
	December 28, 2024	December 30, 2023
	%	%
Statutory federal rate	21	21
Adjustments for tax effects of:		
State taxes, net	(8)	(1)
Federal tax credits	(16)	(4)
Stock-based compensation	9	(2)
Foreign rate differential	(25)	(15)
U.S. tax on foreign operations	18	9
Valuation allowance	10	(29)
Change in uncertain tax benefit accrual	(75)	—
Other	(3)	—
Effective income tax rate	(69)	(21)

The decrease in benefit for income taxes in fiscal year 2024 compared to fiscal year 2023 was primarily due to the release of the US federal valuation allowance in fiscal year 2023 and the recognition of uncertain tax benefits in fiscal year 2024.

On July 4, 2025, the United States enacted tax legislation (the "Tax Act"). The Tax Act includes significant provisions, such as the permanent extension of certain expiring provisions of The 2017 Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates with certain provisions effective in 2025. The impacts of provisions effective in 2025 have been incorporated into the income tax provision in fiscal 2025 and did not have a material impact on our effective tax rate.

We updated our evaluation of the valuation allowance position in the United States through January 3, 2026 and concluded that we should continue to maintain a full valuation allowance against our state deferred tax assets due to insufficient income sources. We will continue to evaluate both positive and negative evidence in future periods to determine if we will realize the deferred tax assets. The amount of the deferred tax asset considered realizable could be adjusted if sufficient positive evidence exists. We don't have a valuation allowance on a significant portion of our U.S. Federal deferred tax assets or in any foreign jurisdictions as we have concluded that it is more likely than not that we will realize the net deferred tax assets in the future periods.

The components of our net deferred tax assets and liabilities are as follows:

(In thousands)	January 3, 2026	December 28, 2024
Deferred tax assets:		
Net operating loss carry forwards	$ 12,291	$ 13,332
Tax credit carry forwards	104,199	100,820
Accrued liabilities and reserves	25,136	26,638
Stock-based and deferred compensation	3,107	2,238
Lease liability	8,106	3,831
Other	3,467	5,483
Total deferred tax assets	156,306	152,342
Less: valuation allowance	(86,268)	(82,684)
Net deferred tax assets	70,038	69,658
Deferred tax liabilities:		
Unremitted earnings	1,568	720
Right of use asset	7,596	3,486
Other	1,469	826
Total deferred tax liabilities	10,633	5,032
Net deferred taxes	$ 59,405	$ 64,626
Reported as:		
Deferred tax assets	$ 62,675	$ 66,980
Deferred tax liabilities (included in Other long-term liabilities)	(3,270)	(2,354)
Net deferred taxes	$ 59,405	$ 64,626

The following table displays the activity related to changes in our valuation allowance for deferred tax assets:

Fiscal Years Ended (In thousands)	Balance at beginning of period		Charged (Credit) to costs and expenses		Charged (credit) to other accounts		Balance at end of period
January 3, 2026	$	82,684	$	3,584	$	—	$	86,268
December 28, 2024	$	79,100	$	3,584	$	—	$	82,684
December 30, 2023	$	140,533	$	(61,433)	$	—	$	79,100

As of January 3, 2026, we had U.S. federal net operating loss ("NOL") carryforwards (pretax) of approximately $5.7 million which will expire between 2027 and 2031. We had state NOL carryforwards (pretax) of approximately $125.5 million that substantially all expire at various dates from 2026 through 2044. We also had federal credit carryforwards of $47.4 million that expire at various dates from 2036 through 2045, and $88.2 million state credit carryforwards of which substantially all do not expire.

Future utilization of federal and state net operating losses and tax credit carryforwards may be limited if cumulative changes to ownership exceed 50% within any three-year period, which has not occurred through fiscal 2025. However, if there is a significant change in ownership, future tax attribute utilization may be limited and NOL carryforwards and/or R&D credits will be reduced to reflect the limitation.

At January 3, 2026 and December 28, 2024, our unrecognized tax benefits associated with uncertain tax positions were $30.1 million, and $29.3 million, respectively, of which $27.0 million and $26.3 million, respectively, if recognized, would affect the effective tax rate, subject to valuation allowance. As of January 3, 2026 and December 28, 2024, interest and penalties associated with unrecognized tax benefits were $0.3 million and $0.4 million, respectively, which are not reflected in the table below. We accrue interest and penalties related to uncertain tax positions in Income tax expense.

The following table summarizes the changes to unrecognized tax benefits for the fiscal years presented:

	(In thousands)	
Balance at January 1, 2023	$	58,889
Additions based on tax positions related to the current year		2,247
Additions based on tax positions of prior years		1,128
Reductions for tax positions of prior years		(156)
Reduction as a result of lapse of applicable statute of limitations		(696)
Balance at December 30, 2023		61,412
Additions based on tax positions related to the current year		3,362
Additions based on tax positions of prior years		552
Reductions for tax positions of prior years		—
Reduction as a result of lapse of applicable statute of limitations		(36,028)
Balance at December 28, 2024		29,298
Additions based on tax positions related to the current year		1,083
Additions based on tax positions of prior years		113
Reductions for tax positions of prior years		—
Reduction as a result of lapse of applicable statute of limitations		(440)
Balance at January 3, 2026	$	30,054

Our liability for uncertain tax positions (including penalties and interest) was $2.1 million and $2.5 million at January 3, 2026 and December 28, 2024, respectively, and is recorded as a component of Other long-term liabilities on our Consolidated Balance Sheets.

The years that remain subject to examination are 2022 for federal income taxes, 2021 for state income taxes, and 2020 for foreign income taxes, including years ending thereafter. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating losses or credit carryforward amount.

Cash Taxes Paid

The Company adopted ASU 2023- 09, Income Taxes (Topic 740) prospectively for the year ended January 3, 2026 and included the following table as a result of our adoption, which presents Income taxes paid, net of refunds, as follows:

	Year Ended		
(In thousands)	January 3, 2026	December 28, 2024	December 30, 2023
Federal	$ 3,006	$ 2,113	$ 9,780
State:			
Minnesota	—	574	—
Oregon	459	730	—
Other	(26)	113	1,299
Total State	433	1,417	1,299
Foreign:			
Canada	(1,035)	—	—
China	703	1,432	—
Netherlands	—	439	—
Singapore	1,218	1,666	1,624
Taiwan	1,996	—	1,372
Other	1,447	1,520	1,679
Total Foreign	4,329	5,057	4,675
Income taxes paid, net of refunds	$ 7,768	$ 8,587	$ 15,754

Note 13 - Employee Benefit Plans

Qualified Investment Plan

In 1990, we adopted a 401(k) tax-deferred savings plan, which provides all employees in the United States who meet certain eligibility requirements with an opportunity to accumulate funds for retirement. Participants may contribute up to the amount allowable as a deduction for federal income tax purposes. The plan does not allow investments in the Company's common stock. The plan allows for the Company to make discretionary matching contributions in cash. We recorded matching contributions of approximately $2.7 million, $2.8 million, and $3.1 million in fiscal years 2025, 2024, and 2023, respectively.

Corporate Incentive Plan

For fiscal 2025, 2024, and 2023, the Board of Directors of the Company, upon the recommendation of the Compensation Committee, approved the Corporate Incentive Plan (the "CIP") for the respective fiscal year. The chief executive officer, other executive officers, and other members of senior management, including vice presidents and director-level employees, together with all other employees of the Company not on the Company's sales incentive plan are eligible to participate in the CIP. Under the CIP, individual cash or equity incentive payments for the eligible employees will be based both on Company financial performance, as measured by achievement of operating income (before incentive plan accruals) and revenue goals within specified ranges established by the Compensation Committee, and Company performance, as measured by the achievement of personal management objectives. The Compensation Committee determines the performance of the chief executive officer, the chief financial officer and other participants based on the achievement of the management objectives established by the Compensation Committee during the first quarter of the respective fiscal year. We recorded approximately $16.6 million, $1.6 million, and $15.0 million of expense under the CIP in fiscal 2025, 2024, and 2023, respectively.

Under our Corporate Incentive Plan, incentive payments may be made in cash or in shares of our Common Stock, or a combination of both, as determined at the discretion of the Compensation Committee of our Board of Directors. To the extent incentive payments are settled in equity under the 2023 Equity Incentive Plan, the number of RSUs to be issued is determined by dividing the eligible employee's incentive payment value by the 30-calendar day average closing price of our Common Stock during the period ending the day before the date of settlement. Under this methodology, the value of RSUs issued on the settlement date could differ from the incentive payment value accrued.

Note 14 - Contingencies

Legal Proceedings

From time to time, we are exposed to certain additional asserted and unasserted potential claims. We review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we then accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise estimates.

Note 15 - Segment Reporting

ASC 280, Segment Reporting, establishes standards for the manner in which companies report financial information about operating segments, products, services, geographic areas and major customers. Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer.

As of January 3, 2026, we have determined that the Company operates in a single operating and reportable segment: the core Lattice business, which includes silicon-based and silicon-enabling products, evaluation boards, development hardware, and related intellectual property licensing, services, and sales. Our CODM reviews operating results and financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

The following table sets forth the Company's revenue, significant expenses, and net income by its single operating and reportable segment:

		Year Ended				
(In thousands)		January 3, 2026		December 28, 2024		December 30, 2023
Revenue	$	523,262	$	509,401	$	737,154
Cost of revenue	$	166,319	$	169,001	$	222,484
Gross margin	$	356,943	$	340,400	$	514,670
Total operating expenses	$	345,711	$	305,943	$	302,400
Net income	$	3,084	$	61,131	$	259,061

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lattice Semiconductor Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lattice Semiconductor Corporation (the Company) as of January 3, 2026 and December 28, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 3, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 3, 2026 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation

Description of the Matter	The Company's net inventory totaled $89.2 million as of January 3, 2026. As explained in "Note 1 - Basis of Presentation and Significant Accounting Policies" within the consolidated financial statements, the Company records inventory at the lower of cost or net realizable value, and writes down inventories to net realizable value if it is obsolete or if quantities are in excess of projected customer demand.
	Auditing management's inventory excess and obsolescence reserves was challenging because the calculation of the estimate is complex as it considers a number of factors that are affected by market and economic conditions, such as customer demand and product lifecycle.
How We Addressed the Matter in Our Audit	We evaluated and tested the design and operating effectiveness of the Company's internal controls over the calculation of excess and obsolete inventory, including the determination and application of the assumptions used to estimate the excess and obsolescence reserve.
	Our audit procedures included, among others, evaluating the assumptions and the underlying data used in management's excess and obsolete inventory assessment. We evaluated inventory levels compared to projected customer demand, historical sales, and product lifecycle. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses to evaluate the changes in inventory valuation that would result from changes in assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.
San Jose, California
February 13, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lattice Semiconductor Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Lattice Semiconductor Corporation's internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lattice Semiconductor Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 3, 2026 and December 28, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 3, 2026, and the related notes and our report dated February 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
February 13, 2026

Item 9. Changes in and Disagreements with Accountants On Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

In connection with the filing of this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of January 3, 2026. These disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that we accumulate and communicate correct information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls are effective as of January 3, 2026.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met, and may not prevent or detect misstatements. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of January 3, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)*. Based on this assessment, management concluded that, as of January 3, 2026, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, our independent registered public accounting firm, has audited the Company's internal control over financial reporting and has issued its opinion on the effectiveness of the Company's internal control over financial reporting, which appears on page 68 in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

On November 19, 2025, Tonya Stevens, Corporate Vice President and Chief Accounting Officer, adopted a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense condition of Rule 10b5-1(c), pursuant to which an estimated aggregate of 19,095 shares of our Common Stock may be sold. The aggregate number of shares sold may differ based on tax withholdings for vesting stock awards, actual market achievement for performance RSUs, and actual number of future shares purchased under the Employee Stock Purchase Plan. The duration of the trading arrangement is until December 31, 2026, or earlier if all transactions under the trading arrangement are completed.

On December 3, 2025, Esam Elashmawi, Senior Vice President and Chief Strategy and Marketing Officer, adopted a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense condition of Rule 10b5-1(c), pursuant to which an estimated aggregate of 38,000 shares of our Common Stock may be sold. The aggregate number of shares sold may differ based on tax withholdings for vesting stock awards, actual market achievement for performance RSUs, and actual number of future shares purchased under the Employee Stock Purchase Plan. The duration of the trading arrangement is until November 20, 2026, or earlier if all transactions under the trading arrangement are completed.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Certain information required by Part III is incorporated by reference from our definitive proxy statement (the "Proxy Statement") for the 2026 Annual Meeting of Stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, which we will file not later than 120 days after the end of the fiscal year covered by this report. With the exception of the information expressly incorporated by reference from the Proxy Statement, the Proxy Statement is not to be deemed filed as a part of this report.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 3, 2026.

Information about our Corporate Governance Policies and written committee charters for our Audit Committee, Compensation Committee, and Nominating and Governance Committee are available free of charge on the Company's website at www.latticesemi.com and are available in print to any shareholder upon request.

We have adopted a Code of Conduct that applies to all of our directors, employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions, consultants, contractors, and agents. The Code of Conduct is posted on our website at www.latticesemi.com. In fiscal 2022, we rescinded our Director Code of Ethics and expanded our Code of Conduct to cover directors, consultants, and agents. In addition, we revised our Code of Conduct to provide general guidance on how to handle ethical business decisions, and to expand and/or clarify provisions in the Code of Conduct related to antitrust, conflicts of interest, improper conduct and activities, and public disclosures. We also revised our Corporate Governance Policies to incorporate any items previously addressed in the Director Code of Conduct that the revised Code of Conduct did not address. Amendments to the Code of Conduct or any grant of a waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.latticesemi.com.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other individuals associated with us that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The Company complies with insider trading laws, rules and regulations and any applicable listing standards in any transactions involving its own securities.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 3, 2026.

Clawback Policy

We have adopted a written compensation recovery policy in accordance with applicable Nasdaq rules, a copy of which is filed as exhibit 97.1 to this Annual Report on Form 10-K. The policy provides that the Company will seek to recover any incentive-based compensation erroneously awarded to any current or former executive officer due to the material noncompliance with any financial reporting requirement under the securities laws during the three completed fiscal years immediately preceding the date the Company determines that an accounting restatement is required.

Disclosure Policies and Practices Related to the Grant of Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant stock options or similar awards as part of our standard equity compensation programs. Certain of the performance-based restricted stock units awarded to Mr. Tamer have a stock price appreciation component, and were not granted within a period of four business days before or one business day after the filing of a Form 10-Q, Form 10-K, or Form 8-K that disclosed material non-public information, other than the Form 8-K related to the appointment of Mr. Tamer as our CEO. No other named executive officer was awarded options or similar awards during the fiscal year ended January 3, 2026. We do not schedule equity award grants in anticipation of the release of material non-public information, nor does we time the release of material non-public information based on equity grant dates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 3, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 3, 2026.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 3, 2026.

PART IV

Item 15. Exhibits

(a) List of Documents Filed as Part of this Report

(1) All financial statements

The following financial statements are filed as part of this report under Item 8.

Consolidated Financial Statements:	Page
Consolidated Statements of Operations	42
Consolidated Statements of Comprehensive Income	43
Consolidated Balance Sheets	44
Consolidated Statements of Cash Flows	45
Consolidated Statements of Stockholders' Equity	46
Notes to Consolidated Financial Statements	47

All other schedules have been omitted because the required information is included in the Consolidated Financial Statements or the notes thereto, or is not applicable or required.

(2) Exhibits

Exhibit Number	Description
3.1	The Company's Restated Certificate of Incorporation, as amended on June 4, 2009 (Incorporated by reference to Exhibit 3.1 filed with the Company's Current Report on Form 8-K filed June 4, 2009).
3.2	The Company's Bylaws, as amended as of December 14, 2023 (Incorporated by reference to Exhibit 3.1 filed with the Company's Current Report on Form 8-K filed December 15, 2023).
4.1	Description of Securities (Incorporated by reference to Exhibit 4.1 filed with the Company's Annual Report on Form 10-K filed on February 16, 2024).
10.1*	Form of Indemnification Agreement executed by each director and executive officer of the Company and certain other officers and employees of the Company and its subsidiaries (Incorporated by reference to Exhibit 10.41 filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).
10.2*	Form of Notice of Grant of Restricted Stock Units to Executive Officer (Incorporated by reference to Exhibit 99.1 filed with the Company's Current Report on Form 8-K filed on February 8, 2007).
10.3*	Lattice Semiconductor Corporation 2012 Employee Stock Purchase Plan (Incorporated by reference to Annex 1 to the Company's Definitive Proxy Statement on Schedule 14A for the 2012 Annual Meeting of Stockholders filed on April 12, 2012).
10.4*	Lattice Semiconductor Corporation 2011 Non-Employee Director Equity Incentive Plan (Incorporated by reference to Exhibit 99.2 filed with the Company's Registration Statement on Form S-8 filed June 25, 2019).
10.5*	Form of 2011 Non-Employee Director Equity Incentive Plan Outside Director Option Agreement (Incorporated by reference to Exhibit 10.5 filed with the Company's Annual Report on Form 10-K filed on February 17, 2023).
10.6*	Form of 2011 Non-Employee Director Equity Incentive Plan Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.6 filed with the Company's Annual Report on Form 10-K filed on February 17, 2023).

* *Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K pursuant to Item 15(b) thereof.*

Exhibit Number	Description
10.7*	Lattice Semiconductor Corporation 2023 Equity Incentive Plan and related form agreements (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on May 8, 2023).
10.8*	Lattice Semiconductor Corporation 2023 Equity Incentive Plan Form of Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 4, 2024).
10.9*	Lattice Semiconductor Corporation 2023 Equity Incentive Plan Form of Restricted Stock Unit Award Agreement (Performance-Based) (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on November 4, 2024).
10.10	Lattice Semiconductor Corporation Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on May 8, 2023).
10.11	Amended and Restated Credit Agreement, dated as of September 1, 2022, by and among Lattice Semiconductor Corporation, as borrower, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent (Incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K filed September 2, 2022).
10.12*	Lattice Semiconductor Corporation 2023 Cash Incentive Plan (Incorporated by reference to Exhibit 10.12 filed with the Company's Annual Report on Form 10-K filed on February 16, 2024).
10.13*	Lattice Semiconductor Corporation 2024 Corporate Incentive Plan (Incorporated by reference to Exhibit 10.14 filed with the Company's Annual Report on Form 10-K filed on February 14, 2025).
10.14*	Lattice Semiconductor Corporation 2025 Corporate Incentive Plan.
10.15*	Form of Amended Employment Agreement (Incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K filed on February 24, 2020).
10.16*	Offer Letter with Ford Tamer, dated September 14, 2024 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 16, 2024).
10.17*	2025 Inducement Equity Incentive Plan and related form agreements (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on January 10, 2025).
10.18*	Employment Agreement with Lorenzo Flores, entered into as of February 10, 2025 (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on February 10, 2025).
19.1	Lattice Semiconductor Corporation Insider Trading Policy. (Incorporated by reference to Exhibit 19.1 filed with the Company's Annual Report on Form 10-K filed on February 14, 2025).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).
24.1	Power of Attorney (reference is made to the signature page hereto).

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K pursuant to Item 15(b) thereof.

Exhibit Number	Description
31.1	Certification of Chief Executive Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Lattice Semiconductor Corporation Compensation Recovery Policy (Incorporated by reference to Exhibit 97.1 filed with the Company's Annual Report on Form 10-K filed on February 16, 2024).
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - formatted in Inline XBRL and included in Exhibit 101

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LATTICE SEMICONDUCTOR CORPORATION
(Registrant)

By: /s/ Lorenzo A. Flores

              Lorenzo A. Flores
              Senior Vice President, Chief Financial Officer
              (Duly Authorized Officer and Principal Financial Officer)

Date: February 13, 2026

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ford Tamer and Lorenzo A. Flores, or either of them, his or her attorneys-in-fact, each with the power of substitution, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated and on the dates indicated:

Signature	Title	Date
/s/ Ford Tamer		February 13, 2026
Ford Tamer	President, Chief Executive Officer, and Director (Principal Executive Officer)	
/s/ Lorenzo A. Flores		February 13, 2026
Lorenzo A. Flores	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	
/s/ Tonya Stevens		February 13, 2026
Tonya Stevens	Corporate Vice President Chief Accounting Officer (Principal Accounting Officer)	
/s/ Robin Abrams		February 13, 2026
Robin Abrams	Director	
/s/ Doug Bettinger		February 13, 2026
Doug Bettinger	Director	
/s/ Que Thanh Dallara		February 13, 2026
Que Thanh Dallara	Director	
/s/ John Forsyth		February 13, 2026
John Forsyth	Director	
/s/ Mark Jensen		February 13, 2026
Mark Jensen	Director	
/s/ James Lederer		February 13, 2026
James Lederer	Director	
/s/ Jeff Richardson		February 13, 2026
Jeff Richardson	Director	
/s/ Elizabeth Schwarting		February 13, 2026
Elizabeth Schwarting	Director	

(Intentionally Left Blank)

Exhibit 10.14

LATTICE SEMICONDUCTOR CORPORATION

2025 Corporate Incentive Plan Summary ("CIP")

Purpose

The Lattice Corporate Incentive Plan (the "Plan") directly supports the achievement of business objectives while rewarding individual contribution. Employees will be compensated both for achievement of specific financial measures derived from the Company's annual operating plan and corporate performance measured by the achievement of corporate MBOs. The Plan is established under the terms of and is governed by the Company's 2023 Equity Incentive Plan and the Plan accordingly is subject to administration by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee").

Effective Date

The Plan is effective the first day of the fiscal year as defined by the Lattice Finance Department.

Incentive Period

The Incentive Period is the fiscal year as defined by the Lattice Finance Department.

Incentive Payment

Incentives are paid annually following the close of the fiscal year, audit of the Company's financial results for the year, determination of the achievement of Corporate MBOs and Compensation Committee approval of the proposed payment.

Eligibility

Regular employees become eligible to participate in the plan beginning on their hire date, except as otherwise provided under the heading Other General Provisions hereafter. Employees in Grade 16 and above (hereafter "Executives") become eligible to participate as provided in their initial offer letter or Employment Agreement, as applicable.

Eligibility excludes the following:

- Those who are eligible under the Company's Sales Incentive Plan ("SIP");
- Temporary employees (including interns) and contractors; and
- Any other persons deemed ineligible by application of the provisions set forth under the heading "Other General Provisions" hereafter.

Incentive Targets

Each participant will be assigned an incentive target ("Individual Target") established under the Company's compensation practices. The Individual Target, stated as a percentage of Eligible Wages, is the potential incentive amount that an employee may earn if all funding and performance criteria for the Incentive Period are met at 100% of target. Changes in the Individual Target during the fiscal year will be prorated as provided under the heading Other General Provisions hereafter.

Performance Metrics

The table below contains the three (3) performance metrics and their respective weights that are applied to determine the 2025 CIP pool funding. The Compensation Committee of the Board of Directors approves the Corporate MBOs as well as the payout factor of the Corporate MBOs at the end of the preceding fiscal year. The determination of the Committee is final.

2025 Performance Metric	Metric Weight
1 - Financial Metric: Operating Income	33.3%
2 - Financial Metric: Revenue	33.3%
3 - Corporate MBOs	33.3%
Total	100.0%

Funding

Pool funding is based on the achievement of the financial metrics Revenue and Operating Income. No funding will take place until either the Revenue threshold or Operating Income threshold are achieved. Once the Revenue threshold or Operating Income threshold is attained, the Corporate MBOs will begin to payout and will be based on the Corporate MBOs payout factor approved by the Compensation Committee of the Board of Directors. The 2025 Corporate MBOs have a maximum payout factor of 200%.

Once each financial metric achieves its threshold, the metric will fund the plan on a linear basis starting with a payout factor of 0% and continuing until 100% target is reached; and once each financial metric achieves its Target, the metric will fund the plan on a linear basis above 100% until the maximum payout factor of 200%.

Operating Income is defined as Non-GAAP Operating Income.

The Compensation Committee of the Board of Directors reserves the right to adjust the financial metrics in the event the Company engages in non-ordinary course transactions, including without limitation, mergers, acquisitions or divestitures.

Employee Payout

At the end of the Incentive Period, employees will be eligible for an incentive based on the following formula.

Again in 2025, 100% of an employee's incentive is variable based upon management discretion and is variable based on the CIP funding % and employee's individual target.

*Employee Payout = {[Employee's Eligible Wages * Individual CIP Target] * [Weighted Company CIP Funding % * 0-200% Manager Discretion]}*

Note: Lattice's Board Compensation Committee maintains the right to reduce or increase any amount payable under this Plan, including without limitation, any amounts payable on application of this formula.

Other General Provisions

Current Employees

Employee must be both a regular and active employee to participate in the plan. Employee payments will be prorated to exclude the number of calendar days the employee is not both a regular and active employee during the incentive period.

New Employees

New regular employees will be eligible to participate in the plan effective on the date they become actively employed. The employee payout will be prorated based on the number of calendar days they are actively employed during the incentive period.

Transfers

Regular employees that transfer either on to or off of the Sales Incentive Plan will have their employee payout prorated based on the number of calendar days they are eligible to participate in the Corporate Incentive Plan during the incentive period.

Changes in Incentive Targets

Changes in incentive targets will be prorated based on the number of calendar days the incentive target is in effect during the incentive period.

Leaves of Absence

Employee payments will be prorated to exclude the number of calendar days the employee is on leave during the incentive period, unless otherwise provided by local law.

Terminations - Voluntary and Involuntary

Employee must be in an active, eligible employment status as of the date incentive payments are actually paid to be eligible to receive an incentive payout for the prior Incentive Period and such incentive is not deemed to be earned until the payment date. No pro rata or partial payment will be paid for employees who are not actively employed on the date payments are made.

The following exception is applicable to all payments: An eligible employee whose termination date, as a result of an approved Employee Restructure Plan, is on or after the last day of the incentive period, but prior to the actual payment date shall remain eligible for an incentive payout for that plan year, subject to all other plan provisions.

Incentive Payments

Incentive payments will be made after the end of the fiscal year, once financial results have been determined and audited, and the Corporate MBOs have been reviewed and approved by the Compensation Committee and Board of Directors as provided above. At the discretion of the Compensation Committee, incentive payments may be made in cash or in shares of Lattice's Common Stock, or a combination of both. The number of shares of Common Stock to be received shall be determined by dividing the eligible employee's Incentive Payment value by the 30-calendar day average closing price of Lattice's Common Stock during the period ending the day before the date of payment.

Eligible Wages

Eligible Wages means the 12-month base salary paid during the applicable incentive period, exclusive of any bonuses, allowances, or wage supplements, unless otherwise required by local law. In the case of hourly employees, Eligible Wages mean ordinary wages earned and paid exclusive of any overtime wages paid during the incentive period.

Taxing

All required and applicable taxes and deductions will be withheld from incentive payments.

<u>Plan Administrators</u>

The Compensation Committee of the Board of Directors will oversee the Plan. The Lattice Finance Department will make all determinations of the Revenue and Operating Income metrics. The Lattice Human Resources Department will administer the Plan.

<u>Manager Discretion</u>

100% of each employee's CIP award is subject to manager discretion, which can vary from 0 – 200% of the final 2025 CIP funding %. Manager discretion is based upon an assessment of each employee's relative contributions to Lattice's success in 2025.

<u>Company Discretion</u>

Participation in this plan does not constitute a contract of employment with the Company for any specified period of time, nor is it an entitlement to participate in any other program or any future program. The Compensation Committee reserves the right to cancel, revise, interpret, and apply this Plan and its provisions and to reduce any amounts payable under its terms at its sole discretion. Changes to the Plan must be in writing. Changes impacting the Executives must be approved by the Compensation Committee. The Company's senior employee of Human Resources, and CEO must approve any exceptions to the Plan.

Exhibit 21.1

LATTICE SEMICONDUCTOR CORPORATION
SUBSIDIARIES OF THE REGISTRANT

	Name	Jurisdiction of Incorporation
1.	Lattice Semiconductor Limited	Bermuda
2.	Lattice Semiconductor (Shanghai) Co. Ltd.	China
3.	Lattice Semiconducteurs SARL	France
4.	Lattice Semiconductor GmbH	Germany
5.	Lattice Semiconductor (India) Pvt. Ltd.	India
6.	Lattice Semiconductor SRL	Italy
7.	Lattice Semiconductor KK	Japan
8.	Lattice Semiconductor Korea Co. Ltd.	Korea
9.	Lattice Semiconductor B.V.	Netherlands
10.	Lattice Semiconductor (PH) Corporation	Philippines
11.	Lattice SG Pte. Ltd.	Singapore
12.	HDMI Licensing, LLC	Delaware, USA
13.	MHL, LLC	Delaware, USA
14.	Lattice Semiconductor International LLC	Delaware, USA
15.	Lattice Semiconductor Operations LLC	Delaware, USA
16.	SPMT, LLC	Delaware, USA
17.	Lattice Semiconductor UK Limited	United Kingdom
18.	Mirametrix Inc.	Canada
19.	Latticesemiconductor Malaysia Sdn. Bhd.	Malaysia

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-176133, 333-182047, 333-188455, 333-195888, 333-220987, 333-224933, 333-227153, 333-232337, 333-253594, 333-271732 and 333-284238) of Lattice Semiconductor Corporation of our reports dated February 13, 2026, with respect to the consolidated financial statements of Lattice Semiconductor Corporation and the effectiveness of internal control over financial reporting of Lattice Semiconductor Corporation included in this Annual Report (Form 10-K) of Lattice Semiconductor Corporation for the year ended January 3, 2026.

/s/ Ernst & Young LLP

San Jose, California
February 13, 2026

Exhibit 31.1

CERTIFICATION

I, Ford Tamer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Lattice Semiconductor Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2026

/s/ Ford Tamer
Ford Tamer
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Lorenzo A. Flores, certify that:

1. I have reviewed this Annual Report on Form 10-K of Lattice Semiconductor Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2026

/s/ Lorenzo A. Flores
Lorenzo A. Flores
Senior Vice President, Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lattice Semiconductor Corporation (the Company) on Form 10-K for the year ended January 3, 2026 (the Report), I, Ford Tamer, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Ford Tamer
Ford Tamer
Chief Executive Officer

Date: February 13, 2026

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lattice Semiconductor Corporation (the Company) on Form 10-K for the year ended January 3, 2026 (the Report), I, Lorenzo A. Flores, Senior Vice President, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Lorenzo A. Flores
Lorenzo A. Flores
Senior Vice President, Chief Financial Officer

Date: February 13, 2026

(Intentionally Left Blank)

(Intentionally Left Blank)

GREAT PEOPLE

OUR CORE VALUES


GROWTH
We foster a culture where everyone strives for continuous learning and development. We challenge ourselves to boldly deliver exceptional growth and value for customers and shareholders.


RELIABILITY
Our customers trust us to deliver, and we take that responsibility seriously. By committing ourselves to dependable supply, support, and solutions, we build strong collaboration that lasts and thrives.


EXECUTION
Innovation turns great ideas into results. Together, we create differentiated products and solutions through disciplined planning, decisiveness, and timely delivery with uncompromising quality.


ACCOUNTABILITY
We own our actions and outcomes: holding ourselves to the highest standards, agilely adapting to change, delivering on our commitments, and empowering each other to drive our success.


TRANSPARENCY
Openness builds trust. We lead with integrity and candor, facing hard facts and embracing tough conversations with clear communication, decisive action, and open honesty at every level.

KEY INDUSTRY ACCOLADES













Lattice Semiconductor Corporation
5555 NE Moore Ct, Hillsboro, OR 97124
www.latticesemi.com
Tel: (503) 268-8000
Fax: (503) 268-8169
sales@latticesemi.com

Copyright © 2026 Lattice Semiconductor
All rights reserved. Lattice Semiconductor is a registered
trademark of Lattice Semiconductor Corporation.

